Exhibit 99.1

PropertyGuru Group Limited
Paya Lebar Quarter
1 Paya Lebar Link
#12-01/04
Singapore 408533
+65 6238 5971
September 16, 2024
Dear PropertyGuru Shareholders:
You are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of PropertyGuru Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“PropertyGuru,” the “Company,” “we,” “our” or “us”), to be held on October 9, 2024, at 9 a.m. (New York City time) virtually via live webcast at https://www.cstproxy.com/propertyguru/2024, or at such other time on such other date and at such other place (including virtually) to which the meeting may be adjourned. We are pleased to utilize virtual shareholder meeting technology to provide ready access for PropertyGuru shareholders from any location in the world. For the purposes of the amended and restated memorandum and articles of association of the Company, the place of the Meeting shall be deemed to be Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, but PropertyGuru shareholders will not be able to attend the Extraordinary General Meeting physically at such location. You will be able to attend the Extraordinary General Meeting virtually online, vote and submit your questions during the Extraordinary General Meeting as further instructed in the accompanying proxy statement.
On August 16, 2024, PropertyGuru entered into an Agreement and Plan of Merger with Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Hedychium Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Such Agreement and Plan of Merger, as may be amended and restated from time to time, is referred to herein as the “Merger Agreement.” Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent as a result of the Merger. The Extraordinary General Meeting will be held for the purposes of considering and voting upon, and if thought fit, passing and approving, the following resolutions:
1.
Proposal No. 1 - The Merger Proposal - as a special resolution, to approve and authorize (a) the execution, delivery and performance by PropertyGuru of the Merger Agreement, a copy of which is included as Annex A to the accompanying proxy statement, and other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which PropertyGuru is a party, and the consummation of the transactions contemplated by the Merger Agreement (including the Merger) (collectively, the “Transactions”), upon the terms and subject to the conditions set forth therein, (b) the execution, delivery and performance by PropertyGuru of the Plan of Merger made in accordance with Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), a copy of which is included as Annex B to the accompanying proxy statement (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of the Merger, (c) that the Plan of Merger be executed by any member of the board of directors of the Company, and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands, and (d) upon the Effective Time (as defined below): (i) the amended and restated memorandum and articles of association of the Company in effect as of the date of the accompanying proxy statement be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share.
2.
Proposal No. 2 - The Adjournment Proposal - as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to PropertyGuru shareholders.

If the Merger is completed, PropertyGuru will continue its operations as a privately held company and will be a wholly owned subsidiary of Parent and PropertyGuru ordinary shares will no longer be listed on the New York Stock Exchange (“NYSE”).
If the Merger is completed, subject to the terms and conditions of the Merger Agreement, on the date on which the Merger becomes effective (the “Effective Time”), each Company ordinary share issued and outstanding immediately prior to the Effective Time (other than (i) Company ordinary shares as to which the holder has validly exercised and not effectively withdrawn or not otherwise lost their rights to dissent from the Merger in accordance with the applicable provisions of the Companies Act and (ii) Company ordinary shares held by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or of Parent) will be canceled and converted automatically into the right to receive an amount in cash equal to $6.70 per share, without interest (the “Per Share Merger Consideration” and the aggregate consideration, the “Merger Consideration”), less any applicable withholding taxes.
A special committee (the “Special Committee”) of the board of directors of the Company (the “Board of Directors”), consisting only of independent and disinterested directors, acting with full power and authority delegated by the Board of Directors, has reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. On August 16, 2024, the Special Committee unanimously (a) determined, and recommended that the Board of Directors determines, that it is fair to, and in the best interests of, the Company and its shareholders and recommended that the Board of Directors declares that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) recommended that the Board of Directors approves the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) recommended that the Board of Directors determines to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) recommended that the Board of Directors directs that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) recommended that the Board of Directors approves and declares advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
On August 16, 2024, after carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of the Special Committee, unanimously (a) determined that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) determined to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) directed that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) approved and declared advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.

After carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of the Special Committee, unanimously approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
The enclosed proxy statement provides detailed information about the Extraordinary General Meeting, the Merger Agreement and the Transactions (including the Merger).
The proxy statement also describes the actions and determinations of the Special Committee and the Board of Directors in connection with their respective evaluation of the Merger Agreement, the Plan of Merger, the other Transaction Documents to which PropertyGuru is a party and the Transactions (including the Merger). You should carefully read and consider the entire enclosed proxy statement and its annexes, including the Merger Agreement and the Plan of Merger, as they contain important information about, among other things, the Merger and how it affects you. You may also obtain more information about PropertyGuru from documents PropertyGuru has filed with or furnished to the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.
Regardless of the number of Company ordinary shares that you own, your vote is very important. Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of Company ordinary shares registered in each shareholder’s name which are voted, with each Company ordinary share carrying one vote. The Merger and the other Transactions cannot be completed unless the Merger Proposal is approved and authorized by a special resolution under the Company’s amended and restated memorandum and articles of association, being the affirmative vote of the holders of Company ordinary shares representing at least two-thirds of the votes cast by such Company shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.
Whether or not you plan to attend the Extraordinary General Meeting, please submit your proxy promptly, and we encourage you to do so electronically. After reading this proxy statement, please submit your proxy electronically at your earliest convenience by using the Internet address on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. If you do not have access to the Internet, you may alternatively submit your proxy by returning the proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is 9 a.m. (New York City time) on October 9, 2024 (or if the Extraordinary General Meeting is adjourned, such later time as may be notified by the Company). Submitting your proxy over the Internet or completing and returning the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting virtually and vote your Company ordinary shares at the Extraordinary General Meeting. Please note, however, that if your Company ordinary shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting, you must obtain from the record holder a proxy issued in your name. If you submit a signed proxy card without indicating how you wish to vote, the Company ordinary shares represented by your proxy card will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Only Company shareholders of record as of 5 p.m. (Cayman Islands time) on September 9, 2024 (the “Share Record Date”), are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting or any adjournment, postponement or other delay thereof.
Registered holders of Company ordinary shares who validly exercise and have not effectively withdrawn or lost their right to dissent from the Merger will have the right to receive the payment of the fair value of their Company ordinary shares as determined in accordance with Section 238 of the Companies Act, including as applicable by the Grand Court of the Cayman Islands (the “Court”) and subject to Section 239 of the Companies Act, if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger Proposal is taken at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act (a copy of which is attached as Annex E to the accompanying proxy statement) for the exercise of dissenters’ rights. The fair value of their Company ordinary shares, as determined by the Court (as applicable) under the Companies Act could be more than, the same as, or less than the Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Company ordinary shares for the purposes of Section 238(8) of the Companies Act.
PLEASE DO NOT SEND YOUR COMPANY ORDINARY SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR COMPANY ORDINARY SHARE CERTIFICATES.
If you have any questions or need assistance voting your Company ordinary shares, please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833
Thank you for your support and appreciate your consideration of this matter.

Sincerely,

/s/ Raymond John Ferguson
Raymond John Ferguson

Chairman of the Board of Directors and
Chairman of the Special Committee

The Proxy Statement is dated September 16, 2024, and is first being mailed to the Company’s shareholders on or about September 16, 2024.

PropertyGuru Group Limited
Paya Lebar Quarter
1 Paya Lebar Link
#12-01/04
Singapore 408533
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 9, 2024
Notice is hereby given that an extraordinary general meeting of shareholders (including any adjournments or postponements thereof, the “Extraordinary General Meeting”) of PropertyGuru Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“PropertyGuru,” the “Company,” “we,” “our” or “us”), will be held on October 9, 2024, at 9 a.m. (New York City time). The meeting will be a virtual meeting via live webcast. You are cordially invited to attend and participate in the Extraordinary General Meeting online by visiting https://www.cstproxy.com/propertyguru/2024 and entering the 12-digit control number on your proxy card. For the purposes of the amended and restated memorandum and articles of association of the Company, the place of the Meeting shall be deemed to be Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, but PropertyGuru shareholders will not be able to attend the Extraordinary General Meeting physically at such location. The Meeting will be held for the following purposes:
1.
Proposal No. 1 - The Merger Proposal - to consider and vote on the proposal, as a special resolution, to approve and authorize (a) the execution, delivery and performance by PropertyGuru of the Agreement and Plan of Merger, dated as of August 16, 2024, by and among Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Hedychium Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, a copy of which is included as Annex A to the accompanying proxy statement (the “Merger Agreement”), and other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which PropertyGuru is a party, and the consummation of the transactions contemplated by the Merger Agreement (including the Merger (as defined below)) (collectively, the “Transactions”), upon the terms and subject to the conditions set forth therein, (b) the execution, delivery and performance by PropertyGuru of the Plan of Merger made in accordance with Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), a copy of which is included as Annex B to the accompanying proxy statement (the “Plan of Merger”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company, and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of such merger pursuant to the Companies Act and in accordance with the Merger Agreement (the “Merger”), (c) that the Plan of Merger be executed by any member of the board of directors of the Company (the “Board of Directors”), and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands, and (d) upon the Effective Time (as defined below): (i) the amended and restated memorandum and articles of association of the Company in effect as of the date of the accompanying proxy statement be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,0000 shares of a par value $0.01 each per share.

2.
Proposal No. 2 - The Adjournment Proposal - to consider and vote on any proposal, as an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to the accompanying proxy statement is provided to PropertyGuru shareholders.
Only PropertyGuru shareholders of record as of 5 p.m. (Cayman Islands time) on September 9, 2024, are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting or any adjournment, postponement or other delay thereof.
After carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of a special committee of the Board of Directors (the “Special Committee”), (a) determined that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) determined to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) directed that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) approved and declared advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Regardless of the number of Company ordinary shares that you own, your vote is very important. Voting on all resolutions at the Extraordinary General Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of Company ordinary shares registered in each shareholder’s name which are voted, with each Company ordinary share carrying one vote. The Merger and the other Transactions cannot be completed unless the Merger Proposal is approved and authorized by a special resolution under the Company’s amended and restated memorandum and articles of association, being the affirmative vote of the holders of Company ordinary shares representing at least two-thirds of the votes cast by such PropertyGuru shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Raymond John Ferguson
Raymond John Ferguson

Chairman of the Board of Directors and Chairman of the Special Committee

Dated: September 16, 2024

YOUR VOTE IS IMPORTANT
WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING VIRTUALLY, PLEASE ENSURE THAT YOUR PROPERTYGURU ORDINARY SHARES CAN BE VOTED AT THE EXTRAORDINARY GENERAL MEETING BY SUBMITTING YOUR PROXY OR CONTACTING YOUR BROKER, BANK OR OTHER NOMINEE.
If your PropertyGuru ordinary shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your PropertyGuru ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold PropertyGuru ordinary shares for their customers do not have discretionary authority to provide PropertyGuru with voting instructions on how to vote the PropertyGuru ordinary shares with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of PropertyGuru ordinary shares, they may not provide PropertyGuru with voting instructions on how to vote the PropertyGuru ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
If your PropertyGuru ordinary shares are registered in your name: please submit your proxy electronically at your earliest convenience by using the Internet address on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. If you do not have access to the Internet, you may alternatively submit your proxy by signing, dating and returning the proxy card in the enclosed postage-paid envelope as soon as possible so that it is received by PropertyGuru no later than 9 a.m. (New York City time) on October 9, 2024. If you submit your signed proxy card without indicating how you wish to vote, the PropertyGuru ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the PropertyGuru ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
You should carefully read and consider the entire accompanying proxy statement and its annexes, including the Merger Agreement, along with all of the documents incorporated by reference into the accompanying proxy statement, as they contain important information about, among other things, the Merger and how it affects you. If you have any questions concerning the Merger Agreement, the Merger, the Extraordinary General Meeting or the accompanying proxy statement, or would like additional copies of the accompanying proxy statement, please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833

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SUMMARY
This summary highlights selected information from this proxy statement related to the merger of Hedychium Limited with and into PropertyGuru Group Limited (the “Merger”) and may not contain all of the information that is important to you. To understand the Merger and the other Transactions (as defined below) more fully and for a more complete description of the legal terms of the Merger and the other Transactions, you should carefully read and consider this entire proxy statement and the annexes to this proxy statement, including the Merger Agreement (as defined below), along with all of the documents to which we refer in this proxy statement, as they contain important information about, among other things, the Merger and the other Transactions and how it affects you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption, “Where You Can Find More Information.” The Merger Agreement is attached as Annex A to this proxy statement. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger.
Except as otherwise specifically noted in this proxy statement, “PropertyGuru,” “we,” “our,” “us,” the “Company” and similar words refer to PropertyGuru Group Limited. Throughout this proxy statement, we refer to Hedychium Group Limited as “Parent” and Hedychium Limited as “Merger Sub.” In addition, throughout this proxy statement we refer to the Agreement and Plan of Merger, dated August 16, 2024, by and among the Company, Parent and Merger Sub, as the “Merger Agreement,” our ordinary shares, par value $0.0001 per share as “PropertyGuru ordinary shares” or “Company ordinary shares,” the holders of Company ordinary shares as “PropertyGuru shareholders” or “Company shareholders” and the transactions contemplated by the Merger Agreement as the “Transactions.” All references to “dollars” and “$” in this proxy statement are to U.S. dollars, and all references to “S$” in this proxy statement are to Singapore dollars. Unless indicated otherwise, any other capitalized term used herein but not otherwise defined herein has the meaning assigned to such term in the Merger Agreement.
Parties Involved in the Merger
PropertyGuru Group Limited
PropertyGuru is a leading PropTech company in Southeast Asia. PropertyGuru’s mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. PropertyGuru’s platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data and software solutions business for enterprise clients including property agencies, developers, valuers and banks; and (5) an online marketplace that connects homeowners and tenants with verified home service providers. PropertyGuru ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “PGRU.”
Hedychium Group Limited
Parent was formed as an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 5, 2024 by investment funds advised by affiliates of BPEA Private Equity Fund VIII (“EQT Asia”) solely for the purpose of engaging in the Transactions and has not engaged in any business activities other than in connection with the Transactions and arranging of certain equity financing in connection with the Merger. Upon completion of the Merger, the Company will be a wholly owned subsidiary of Parent.
Hedychium Limited
Merger Sub is a wholly owned subsidiary of Parent and was formed as an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 5, 2024 by Parent solely for the purpose of engaging in the Transactions and has not engaged in any business activities other than in connection with the Transactions and arranging of certain equity financing in connection with the Merger. Upon completion of the Merger, Merger Sub will cease to exist.
Parent and Merger Sub are affiliates of investment funds advised by affiliates of EQT Asia. EQT AB (“EQT”), an affiliate of Parent, is a purpose-driven global leading investment organization with EUR 246 billion in total assets under management as of June 30, 2024 (EUR 133 billion in fee-generating assets under management as of June 30, 2024), within two business segments — Private Capital and Real Assets. EQT owns portfolio companies and assets in Europe, Asia-Pacific and the Americas and supports them in achieving sustainable growth, operational excellence and market leadership. At the Effective Time, the Company, as the surviving company, will be indirectly majority owned by investment funds advised by affiliates of EQT Asia.

The Merger
Upon the terms and subject to the conditions of the Merger Agreement, a copy of which is included as Annex A to this proxy statement, at the Effective Time (as defined below), Merger Sub will merge with and into the Company and the separate corporate existence of Merger Sub will cease, with the Company continuing as the surviving company and as a wholly owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, Company ordinary shares will no longer be publicly traded and will be delisted from NYSE. In addition, Company ordinary shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will no longer file periodic reports with the United States Securities and Exchange Commission (the “SEC”). If the Merger is completed, you will not own any share capital of the Surviving Company. The Merger will become effective on such date that the plan of merger, in the form attached to this proxy statement as Annex B (the “Plan of Merger”), is registered by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”) in accordance with Section 233 of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) or such later date as is agreed to by the parties prior to the filing of the Plan of Merger and specified in the Plan of Merger in accordance with the Companies Act (such date being referred to herein as the “Effective Time”).
Merger Consideration
Treatment of Company Ordinary, Shares
At the Effective Time, each Company ordinary share issued and outstanding immediately prior to the Effective Time (other than (i) Company ordinary shares as to which the holder has validly exercised and not effectively withdrawn or not otherwise lost their rights to dissent from the Merger in accordance with the applicable provisions of the Companies Act (collectively, the “Dissenting Shares”) and (ii) Company ordinary shares held by the Company as treasury shares or by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or of Parent (collectively, the “Excluded Shares”)) will be canceled and converted automatically into the right to receive an amount in cash equal to $6.70 per share, without interest (the “Per Share Merger Consideration”), less any applicable withholding taxes.
At the Effective Time, the sole ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Company as set out in the Plan of Merger and the Merger Agreement. Such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
Treatment of Company Warrants
If the Merger is completed, each warrant to purchase Company ordinary shares (a “Company Warrant”) that is then unexercised and outstanding will automatically, without any action on the part of the holder of such Company Warrant, cease to represent a warrant to purchase Company ordinary shares and instead represent a right by the holder upon any subsequent exercise to receive the Per Share Merger Consideration, net of the exercise price, provided that a holder of a Company Warrant who properly exercises the warrant within 30 days following the public disclosure of the closing of the Merger will instead be entitled to receive a payment in cash equal to the Black-Scholes-based value of such Company Warrant in accordance with Section 4.4 of the Warrant Agreement, dated as of January 25, 2021, by and between Bridgetown Holdings Limited and Bridgetown 2 LLC (the “Warrant Agreement”).
Treatment of Company Options and Company RSUs
Pursuant to the Merger Agreement, immediately prior to the Effective Time:
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each option to purchase Company ordinary shares awarded under an equity plan maintained by the Company (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be deemed to be fully vested and canceled and converted into the right to receive, subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to the number of Company ordinary shares subject to such Company Option as of immediately prior to the Effective Time, multiplied by the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will instead be canceled for no consideration;

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each restricted stock unit awarded under an equity plan maintained by the Company (each, a “Company RSU”) that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), will be deemed to be fully vested and canceled and converted into the right to receive, subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to the number of Company ordinary shares subject to such Vested Company RSU as of immediately prior to the Effective Time, multiplied by the Per Share Merger Consideration. For purposes of determining the number of Company ordinary shares subject to such Vested Company RSU, any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions (i.e., only those Company RSUs that were issued prior to January 1, 2024, are outstanding immediately prior to the Effective Time, and are subject to performance-based vesting conditions with a performance period that ends on or before December 31, 2024), will, subject to satisfaction of such performance-based vesting conditions during such performance period, be deemed vested with respect to the number of Company ordinary shares that would have vested based on actual performance during such performance period;

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each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of the treatment described in the bullet immediately above)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”), will be canceled and converted into a cash award providing the holder thereof with the opportunity to be paid, subject to applicable tax withholding, an amount in cash equal to the number of Company ordinary shares subject to such Unvested Company RSU as of immediately prior to the Effective Time, multiplied by the Per Share Merger Consideration (each, a “Cash Award”). Each Cash Award will remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time, including the requirement of continued service through the applicable vesting date (subject to accelerated vesting upon a termination of employment without cause if the holder signs a release of claims) and each Cash Award will be paid, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting date; and

•
each other Company RSU (other than a Vested Company RSU (determined after application of the treatment described in the second paragraph under this Section) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU”) will be canceled for no consideration.

Promptly after the Effective Time, but no later than the first payroll date that occurs more than five business days after the Effective Time, the Surviving Company will pay or cause to be paid through its payroll system the amounts due to all holders of Company Options and Vested Company RSUs as a result of the treatment described in this section, subject to applicable tax withholding.
Support Agreements
On August 16, 2024, in connection with the execution of the Merger Agreement, TPG Asia VI SF Pte. Ltd., TPG Asia VI Digs 1 L.P. and Epsilon Asia Holdings II Pte. Ltd. (collectively, the “Supporting Shareholders”) entered into Voting and Support Agreements with Parent and the Company (the “Support Agreements”), a copy of the form of which is included as Annex D to this proxy statement. Under the terms of the Support Agreements, the Supporting Shareholders have agreed, among other things, to vote their Company ordinary shares in favor of the approval and authorization of the Merger Agreement and the consummation of the Merger and the other Transactions at the Extraordinary General Meeting and, subject to certain exceptions, not to transfer any of their Company ordinary shares.
As of 5 p.m. (Cayman Islands time) on September 9, 2024 (the “Share Record Date”), the Supporting Shareholders beneficially owned an aggregate of approximately 56% of the outstanding Company ordinary shares. The Support Agreement will terminate upon termination of the Merger Agreement in accordance with its terms and certain other specified events.

Material U.S. Federal Income Tax Consequences of the Merger
The receipt of cash by a U.S. Holder (as defined in the section of this proxy statement captioned “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) in exchange for PropertyGuru ordinary shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. The receipt of cash by a Non-U.S. Holder (as defined in the section of this proxy statement captioned “The Merger—Material U.S. Federal Income Tax Consequences of the Merger–Non-U.S. Holders”) in exchange for PropertyGuru ordinary shares in the Merger generally will not be subject to U.S. federal income taxes unless such Non-U.S. Holder has certain connections with the United States.
PropertyGuru shareholders should read the section of this proxy statement captioned “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” PropertyGuru shareholders should also consult their own tax advisors concerning the U.S. federal income tax consequences relating to the Merger in light of their particular circumstances and any consequences arising under U.S. federal estate, gift and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Company ordinary shares under the terms of the Merger Agreement. This is subject to the qualifications that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (b) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (c) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.
PropertyGuru shareholders should read the section of this proxy statement captioned “The Merger—Cayman Islands Tax Consequences.”
Material Singapore Tax Consequences
The Merger and the subsequent automatic cancellation of the PropertyGuru ordinary shares and right to receive the Per Share Merger Consideration should be regarded as a disposal of the PropertyGuru ordinary shares by a PropertyGuru shareholder for Singapore tax purposes.
Any gains considered to be in the nature of capital made from the disposal of the PropertyGuru ordinary shares should not be taxable in Singapore to the extent that they are not subject to Section 10L of the Income Tax Act 1947 (“ITA”), which came into effect on January 1, 2024. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The question of whether a gain is income or capital ultimately remains a question of fact based on each PropertyGuru shareholder’s personal circumstances. Gains arising from the disposal of the PropertyGuru ordinary shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Generally, reference is made to certain badges of trade as relevant in determining whether a transaction of purchase and sale is, or is not, to be regarded as a trading transaction. Such badges of trade include the length of period of ownership, frequency of similar transactions, circumstances responsible for the disposal and the motive for acquisition. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature.
PropertyGuru shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) may for the purposes of Singapore income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 109 or SFRS(I) 9 even though no sale or disposal of their PropertyGuru ordinary shares is made.
PropertyGuru shareholders should read the section of this proxy statement captioned “The Merger—Material Singapore Tax Consequences.”

Dissenters’ Rights
PropertyGuru shareholders who exercise dissenters’ rights will have the right to receive payment of the fair value of their Company ordinary shares if the Merger is completed, but only if they deliver to PropertyGuru, before the vote is taken, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex E to this proxy statement. The fair value of their Company ordinary shares as determined under that statute could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company ordinary shares. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Companies Act, you may lose your dissenters’ rights. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Company ordinary shares for the purposes of Section 238(8) of the Companies Act. For more information, please see the section of this proxy statement captioned “The Merger—Dissenters’ Rights.”
Regulatory Approvals Required for the Merger
PropertyGuru and Parent have agreed to use their respective reasonable best efforts to take all actions necessary to comply with all regulatory notification requirements, and to obtain all regulatory approvals required to consummate the Merger, subject to certain limitations.
The Merger cannot be completed until the waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws of Vietnam (and another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction) has expired, been terminated, waived or obtained, as applicable.
As of the date of this proxy statement, the waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws of Vietnam has not yet expired, been terminated, waived or obtained, as applicable.
For more information, please see the section of this proxy captioned “The Merger—Regulatory Approvals Required for the Merger.”
Conditions of the Merger
Each party’s obligations to effect the Merger are subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable law), on or prior to the closing date of the Merger, of certain conditions, including:
•
no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction (collectively, “Restraints”) is in effect enjoining or otherwise prohibiting consummation of the Merger;

•
any waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws of Vietnam (and another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction) will have expired, been terminated, waived or obtained, as applicable; and

•	the receipt of the Company Shareholder Approval.
The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or written waiver by Parent, if permissible under applicable law) on or prior to the closing date of the Merger of the following additional conditions:
•
the truthfulness and correctness of representations and warranties of the Company to the extent specified in the Merger Agreement, subject to certain materiality qualifications and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

•
the Company having complied with or performed in all material respects the obligations required to be complied with or performed by the Company at or prior to the Effective Time under the Merger Agreement and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

•
the absence of any Material Adverse Effect (as defined in the section of this proxy statement captioned “The Merger Agreement—Representations and Warranties”), occurring since the date of the Merger Agreement and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

The obligation of the Company to effect the Merger is subject to the satisfaction (or written waiver by the Company, if permissible under applicable law) on or prior to the closing date of the Merger of the following additional conditions:
•
the truthfulness and correctness of representations and warranties of Parent and Merger Sub to the extent specified in the Merger Agreement, subject to certain materiality qualifications and the Company having received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

•
Parent and Merger Sub having complied with or performed, in all material respects, the obligations required to be complied with or performed by them at or prior to the Effective Time under the Merger Agreement and the Company having received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

The consummation of the Merger is not conditioned upon Parent’s receipt of financing. Each party may waive in writing any of the conditions to its obligations to consummate the Merger if permissible under applicable law.
Funds Required to Consummate the Merger
We presently anticipate that the total funds needed to complete the Merger and the related transactions will be approximately $1,140,743,169, which will be funded via the Equity Financing described below.
The obligation of Parent and Merger Sub to consummate the Transactions is not subject to any financing conditions. Parent and Merger Sub have represented to the Company that the amounts funded pursuant to the Equity Commitment Letter will be sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under the Merger Agreement, including the payment of the Merger Consideration and any fees and expenses of the Parent and Merger Sub in connection with the Merger Agreement.
In connection with the Merger Agreement, BPEA Private Equity Fund VIII, L.P. and BPEA Private Equity Fund VIII, SCSp (together, the “Guarantors”) have entered into an equity commitment letter in favor of Parent, dated as of August 16, 2024 (the “Equity Commitment Letter”), for the commitment to contribute to or otherwise provide funds to and/or loan funds in the aggregate of up to $1,140,743,169 to Parent solely for the purpose of allowing Parent and/or Merger Sub to fund the Merger Consideration and to pay related fees and expenses of Parent and Merger Sub (including in connection with the Merger) (the “Equity Financing”). The Company is an express third-party beneficiary of the Equity Commitment Letter solely with respect to enforcing Parent’s right to cause the Guarantors to fund their respective obligations under the Equity Commitment Letter, subject to (a) the limitations and conditions set forth in the Equity Commitment Letter and (b) the terms and conditions of the Merger Agreement.
The Guarantors have also provided a limited guarantee in favor of the Company, dated as of August 16, 2024 (the “Limited Guarantee”), to guarantee, on a pro rata basis, the performance and payment of certain liabilities and obligations of Parent or Merger Sub under the Merger Agreement, subject to an aggregate cap equal to $127,074,317.
Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger
Under the Companies Act and the Merger Agreement, in order for the Merger to be completed, the Merger Proposal (as defined below) must be approved by a special resolution of PropertyGuru shareholders in accordance with the Company’s amended and restated memorandum and articles of association and the Companies Act, which requires the affirmative vote of the holders of Company ordinary shares representing at least two-thirds of the votes cast by such Company shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present (the “Company Shareholder Approval”). If the Company Shareholder Approval is not obtained, the Merger will not be completed.
As of the Share Record Date, the Supporting Shareholders beneficially own in the aggregate 91,972,852 Company ordinary shares, which represents approximately 56% of the outstanding Company ordinary shares.

The Extraordinary General Meeting
Date, Time and Place
An extraordinary general meeting of PropertyGuru shareholders to consider and vote on the proposal to approve and authorize the Merger Agreement will be held on October 9, 2024, at 9 a.m. (New York City time) virtually via live webcast at https://www.cstproxy.com/propertyguru/2024 (the “Extraordinary General Meeting”).
Record Date and Procedures for Voting
You are entitled to attend and vote at the Extraordinary General Meeting if you have Company ordinary shares registered in your name as of 5 p.m. (Cayman Islands time) on the Share Record Date. If you wish to vote at the Extraordinary General Meeting, please visit https://www.cstproxy.com/propertyguru/2024 at the time of the Extraordinary General Meeting and enter the 12-digit control number contained on your proxy card. If you wish to vote by proxy, you may submit your proxy electronically by using the Internet address on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. If you do not have access to the Internet, you may alternatively indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the return envelope, as soon as possible so that it is received by PropertyGuru no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge the proxy card, so that your Company ordinary shares may be represented and voted at the Extraordinary General Meeting. If you submit your signed proxy card without indicating how you wish to vote, the Company ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal (as defined below), if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Company ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Company ordinary shares are registered in the name of a broker, bank or other nominee, check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Company ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Company ordinary shares for their customers do not have discretionary authority to provide the Company with voting instructions on how to vote the Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of the Company ordinary shares, they may not provide the Company with voting instructions on how to vote the Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Quorum
A quorum of Company shareholders is necessary to have a valid shareholders’ meeting. The presence of one or more shareholders (if being individuals present in person (including by virtual attendance) or by proxy, or if being a corporation or other non-natural person by its duly authorized representative or proxy) having a right to attend and vote at the Extraordinary General Meeting, together holding at least a majority of the votes attached to the issued and outstanding Company ordinary shares entitled to vote at the Extraordinary General Meeting will constitute a quorum for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, we currently expect that we will adjourn the Extraordinary General Meeting to solicit additional proxies in favor of the authorization and approval of the Merger Proposal.
Matters to be Voted On
At the Extraordinary General Meeting, you will be asked to vote on the following proposals:
•
Proposal No. 1 - The Merger Proposal - as a special resolution, to approve and authorize (a) the execution, delivery and performance by PropertyGuru of the Merger Agreement and the other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder (the “Transaction Documents”) to which PropertyGuru is a party, and the consummation of the transactions contemplated by the Merger Agreement (including the Merger) (collectively, the “Transactions”) upon the terms and subject to the conditions set forth therein, (b) the execution, delivery and performance by PropertyGuru of the Plan of Merger, pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of the Merger, (c) that the Plan of Merger be executed by any member of the board of directors of the Company (the “Board of Directors”), and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands, and (d) upon the Effective Time: (i) the amended and restated memorandum and articles of association of the Company in effect as of the date of the accompanying proxy statement be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share and
•
Proposal No. 2 - The Adjournment Proposal - as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to PropertyGuru shareholders.

Recommendation of the Special Committee and the Board of Directors
A special committee of the Board of Directors (the “Special Committee”), composed solely of independent and disinterested directors, after consultation with its financial advisor and legal counsel, unanimously (a) determined, and recommended that the Board of Directors determines, that it is fair to, and in the best interests of, the Company and its shareholders and recommends that the Board of Directors declares that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) recommended that the Board of Directors approves the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) recommended that the Board of Directors determines to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) recommended that the Board of Directors directs that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) recommended that the Board of Directors approves and declares advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
After carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of the Special Committee, (a) determined that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) determined to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) directed that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) approved and declared advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
After carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of the Special Committee, unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
Prior to the approval and authorization of the Merger Proposal by PropertyGuru shareholders, under certain limited circumstances, the Board of Directors may withdraw or change the Merger Proposal recommendation if it determines in good faith (after consultation with its financial advisor and its outside legal counsel) that failure to do so would reasonably be expected to constitute a breach of the Board of Directors’ fiduciary duties under applicable law. However, the Board of Directors cannot withdraw or change the Merger Proposal recommendation unless it complies with certain procedures set forth in the Merger Agreement, including negotiating with Parent in good faith for five calendar days so that a failure to make an Adverse Recommendation Change (as defined in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change of Recommendation”) would no longer reasonably be expected to constitute a breach of the Board of Directors’ fiduciary duties under applicable law. The termination of the Merger Agreement by PropertyGuru following the Board of Directors’ authorization for PropertyGuru to enter into a definitive agreement with respect to a Superior Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change of Recommendation”) will result in the payment by PropertyGuru of a termination payment of approximately $33.6 million to Parent. For more information, please see the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change of Recommendation.”
Opinion of Moelis & Company LLC
In connection with the Merger, the Special Committee received an oral opinion on August 16, 2024, which was subsequently confirmed by delivery of a written opinion dated the same date, from Moelis & Company LLC (“Moelis”), as of the date of such opinion, as to the fairness, from a financial point of view, to the holders of Company ordinary shares, other than the Supporting Shareholders or holders of Company ordinary shares that will be parties to a Support Agreement (collectively, “Excluded Holders”), of the Per Share Merger Consideration set forth in the Merger Agreement. The full text of Moelis’ written opinion dated August 16, 2024, which sets forth the assumptions made, procedures followed, matters considered and other limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Committee (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Per Share Merger Consideration and does not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Merger or any other matter.
For more information, please see the section of this proxy statement captioned “The Merger—Opinion of Moelis & Company LLC.”
Interests of PropertyGuru’s Directors and Executive Officers in the Merger
When considering the recommendation of the Special Committee to the Board of Directors and the recommendation of the Board of Directors that you vote to approve and authorize the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of shareholders generally, as more fully described below. In (a) evaluating and negotiating the Merger Agreement, (b) approving the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and (c) recommending that the Merger Proposal be approved and authorized by the Company shareholders, the Special Committee and the Board of Directors were aware of and considered these interests, among other matters, to the extent that these interests existed at the time. These interests include:
•
at the Effective Time, each Company Option and Company RSU will receive the treatment described in the section of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Treatment of Company Options and Company RSUs;”

•
executive officers who are eligible to receive annual cash bonuses in respect of 2024 will remain eligible to receive such bonuses or, in the event of a qualifying termination of employment prior to payment, a pro rata bonus as described in more detail in the sections of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Treatment of 2024 Annual Cash Bonuses” and “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Payments Upon Termination At or Following a Change in Control,” respectively;

•
payments of transaction bonuses will be made to certain executive officers in connection with the consummation of the Merger, as described in more detail in the section of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Company Transaction Bonuses;”

•
following the Effective Time, certain executive officers may be eligible to participate in a broad-based incentive program, as described in more detail in the section of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Post-Closing Incentive Program;”

•
following the Effective Time, certain executive officers may be eligible to receive severance benefits upon certain qualifying terminations of employment pursuant to the Company’s Group Severance Guidelines, as described in more detail in the section of this proxy captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Payments Upon Termination At or Following a Change in Control;” and

•
the Surviving Company will continue to provide indemnification and directors’ and officers’ liability insurance, as described in more detail in the section of this proxy captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Insurance and Indemnification of Directors and Executive Officers.”

For more information, please see the section of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”
No Solicitation; Change in Recommendation
The Merger Agreement generally restricts the Company’s ability to directly or indirectly solicit Takeover Proposals (as defined below under the section captioned “The Merger Agreement—No Solicitation; Change in Recommendation”) from third parties (including by furnishing non-public information), to participate in discussions or negotiations with third parties regarding any Takeover Proposal or to solicit proposals or enter into agreements providing for any Takeover Proposal other than as set forth in the Merger Agreement. Under certain circumstances, however, and in compliance with certain obligations contained in the Merger Agreement, the Company is permitted to engage in negotiations with, and provide information to, third parties that have made an unsolicited Takeover Proposal on the Board of Directors' or Special Committee’s determination in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change of Recommendation”).
Termination of the Merger Agreement
The Merger Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by the mutual written consent of the Company and Parent.
Termination by Either the Company or Parent
In addition, the Company, on the one hand, or Parent, on the other hand, may terminate the Merger Agreement and abandon the Transactions at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
the Effective Time has not occurred on or prior to February 28, 2025 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided, that if on the Outside Date the conditions to the closing of the Merger set forth under the first bullet described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger” (if such judgment arises under or as a result of the antitrust laws of Vietnam (or another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction)) or the second bullet described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger” have not been satisfied but all other conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger), then the Outside Date will automatically be extended until May 16, 2025; provided, further, that this right to terminate the Merger Agreement will not be available to a party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date;

•
any Restraint having the effect set forth in the first bullet described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger” is in effect and has become final and non-appealable; provided, that this right to terminate will not be available to a party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of or resulted in the issuance or entry of such Restraint; or

•	the Extraordinary General Meeting (including any adjournments or postponements thereof) has concluded and the Company Shareholder Approval is not obtained.
Termination by Parent
Parent may also terminate the Merger Agreement and abandon the Transactions by written notice to the Company at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
the Company has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of any of the conditions set forth under the fourth and fifth bullets described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger” and (2) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (a) 30 calendar days after written notice of such breach or failure to perform, stating Parent’s intention to terminate the Merger Agreement pursuant to this right to terminate and the basis for such termination, is given by Parent to the Company and (b) the Outside Date; provided, that Parent will not have the right to terminate the Merger Agreement pursuant to this right to terminate if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement that would result in a failure of a condition set forth under the seventh and eighth bullets described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger;” or

•	prior to receipt of the Company Shareholder Approval, the Board of Directors of the Committee or a committee thereof has made an Adverse Recommendation Change.
Termination by the Company
The Company may also terminate the Merger Agreement and abandon the Transactions by written notice to Parent at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
either Parent or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of any of the conditions set forth under the seventh and eighth bullets described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger” and (2) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (a) 30 calendar days after written notice of such breach or failure to perform, stating the Company’s intention to terminate the Merger Agreement pursuant to this right to terminate and the basis for such termination, is given by the Company to Parent and (b) the Outside Date; provided, that the Company will not have the right to terminate the Merger Agreement pursuant to this right to terminate if the Company is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement that would result in a failure of a condition set forth under the fourth and fifth bullets described in the section of this proxy statement captioned “The Merger Agreement—Conditions of the Merger;” or

•
prior to receipt of the Company Shareholder Approval, in connection with entering into a Company acquisition agreement relating to a Takeover Proposal in accordance with the applicable terms of the Merger Agreement; provided, that the Company has complied with all of its obligations in accordance with the applicable terms of the Merger Agreement (other than in any immaterial respect) with respect to such Company acquisition agreement and that prior to or concurrently with such termination the Company pays or causes to be paid the Company termination fee of $33,622,295 (the “Company Termination Fee”).

Termination Fees
The Company will be required to pay to Parent the Company Termination Fee of $33,622,295 (and, if applicable, together with any enforcement expenses up to a cap of $15,000,000) if:
•
the Merger Agreement is terminated (1) by Parent pursuant to the provisions described in the second bullet point in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Parent” or (2) by the Company pursuant to the provisions described in the second bullet point described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by the Company;” and the amount will be paid in the case of clause (1), within two business days after such termination or in the case of clause (2), simultaneously with such termination; or

•
(1) the Merger Agreement is terminated by the Company or Parent pursuant to the provisions described in the first bullet point described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Either the Company or Parent” (provided, that, at the Outside Date, the Company Shareholder Approval has not been obtained at or prior to the Outside Date) or the third bullet described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Either the Company or Parent” or by Parent pursuant to the first bullet point described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Parent” and (2) (a) a bona fide Takeover Proposal has been made, proposed or communicated by a third party (publicly in case of termination pursuant to the third bullet described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Either the Company or Parent”) after the date of the Merger Agreement and, in case of termination pursuant to the third bullet described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Either the Company or Parent,” not withdrawn at least three business days prior to the Extraordinary General Meeting (or in the case of a termination pursuant to the first bullet described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Either the Company or Parent,” at least three business days prior to the termination of the Merger Agreement) (or in the case of a termination pursuant to the first bullet point described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement—Termination by Parent,” at least three business days prior to the breach underlying termination of the Merger Agreement) and (b) within 12 months after the date the Merger Agreement is terminated, the Company consummates, or enters into a definitive agreement providing for, a Takeover Proposal, and the amount will be paid within two business days after the earlier of entry into such definitive agreement providing for, or consummation of, such Takeover Proposal; provided that for purposes of clauses (1) and (2) the references to “20%” in the definition of Takeover Proposal will be deemed to be references to “50%.”

Termination of the Merger Agreement will not relieve any party from liability for damages to another party, up to a cap of $112,074,317, resulting from any Willful Breach (as defined in the section of this proxy statement captioned “The Merger Agreement—Termination Fees”) of the Merger Agreement or Fraud (as defined in the section of this proxy statement captioned “The Merger Agreement—Termination Fees”).
Effect on PropertyGuru if the Merger is Not Completed
If the Merger Proposal is not approved and authorized by Company shareholders, or if the Merger is not completed for any other reason:
•	Company shareholders will not be entitled to, nor will they receive, any payment for their respective Company ordinary shares pursuant to the Merger Agreement;
•	the Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof;
•	the Company Warrants will continue to be outstanding in accordance with the terms thereof;
•	the Company will remain an independent public company;
•	Company ordinary shares will continue to be listed and traded on NYSE and registered under the Exchange Act;

•	the Company will continue to file periodic reports with the SEC;
•
the price of Company ordinary shares may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Company ordinary shares would return to the price at which it trades as of the date of this proxy statement; and

•
under certain specified circumstances, the Company will be required to pay Parent the Company Termination Fee of $33,622,295 (and, if applicable, together with any enforcement expenses up to a cap of $15,000,000) upon the termination of the Merger Agreement. For more information, please see the section of this proxy statement captioned “The Merger Agreement—Termination Payment.”

QUESTIONS AND ANSWERS
The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the Extraordinary General Meeting. These questions and answers may not address all questions that are important to you. You should carefully read and consider the more detailed information contained elsewhere in this proxy statement and the annexes to this proxy statement, including the Merger Agreement, along with all of the documents we refer to in this proxy statement, as they contain important information about, among other things, the Merger and how it affects you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption, “Where You Can Find More Information.”
Q:	Why am I receiving these materials?
A:
On August 16, 2024, we entered into the Merger Agreement with Parent and Merger Sub. You are receiving this proxy statement in connection with the solicitation of proxies by the Board of Directors to authorize and approve the Merger Proposal and, if necessary, the Adjournment Proposal at the Extraordinary General Meeting or at any adjournment of the Extraordinary General Meeting.

Q:	When and where is the Extraordinary General Meeting?
A:
The Extraordinary General Meeting will take place on October 9, 2024, at 9 a.m. (New York City time) virtually over the Internet. Company shareholders will be able to attend the Extraordinary General Meeting remotely, vote and submit questions during the Extraordinary General Meeting by visiting https://www.cstproxy.com/propertyguru/2024 and entering their 12-digit control number. The virtual meeting format allows attendance from any location in the world. We encourage you to access the virtual meeting prior to the start time to allow ample time for the check-in procedures. For the purposes of the amended and restated memorandum and articles of association of the Company, the place of the Meeting shall be deemed to be Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, but PropertyGuru shareholders will not be able to attend the Extraordinary General Meeting physically at such location.

Q:	What am I being asked to vote on at the Extraordinary General Meeting?
A:	You are being asked to vote on the following proposals:
•
Proposal No. 1 - The Merger Proposal - as a special resolution, to approve and authorize (a) the execution, delivery and performance by the Company of the Merger Agreement and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein, (b) the execution, delivery and performance by the Company of the Plan of Merger, pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of the Merger, (c) that the Plan of Merger be executed by any member of the Board of Directors, and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands, and (d) upon the Effective Time: (i) the amended and restated memorandum and articles of association of the Company in effect as of the date of the accompanying proxy statement be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share; and

•
Proposal No. 2 - The Adjournment Proposal - as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Company shareholders.

Q:	What is the Merger?
A:
Pursuant to the Merger Agreement, once the Merger Agreement, the Merger and the other Transactions are approved and authorized by the shareholders of the Company and the other closing conditions under the Merger Agreement are satisfied or waived, Merger Sub will merge with and into the Company and cease to exist, with the Company continuing as the Surviving Company after the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger.

Q:	Who is entitled to vote at the Extraordinary General Meeting?
A:
Only holders of record of Company ordinary shares as of 5 p.m. (Cayman Islands time) on September 9, 2024 or their proxy holders are entitled to vote at the Extraordinary General Meeting or any adjournment thereof.

Q:	What will I receive for my Company ordinary shares if the Merger is completed?
A:
If you own Company ordinary shares immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) and the Merger is completed, you will be entitled to receive the Per Share Merger Consideration of $6.70 in cash without interest, less any applicable withholding taxes, for each Company ordinary share that you own. For example, if you own 100 Company ordinary shares, you will receive $670 in cash, less any applicable withholding taxes, in exchange for your Company ordinary shares.

The Dissenting Shares will be automatically canceled and cease to exist at the Effective Time, and the holders of such Dissenting Shares will not be entitled to receive the Per Share Merger Consideration for the Dissenting Shares and will instead be entitled to receive only the payment of the fair value of the Dissenting Shares as determined in accordance with the provisions of Section 238 of the Companies Act and the rights referred to in Sections 238(12) and 238(16) of the Companies Act.
Please see the section of this proxy statement captioned “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” “The Merger—Material Singapore Tax Consequences” and “The Merger—Cayman Islands Tax Consequences” for a more detailed description of the tax consequences of the Merger. You should consult with your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local, non-U.S. and other taxes.
Q:	What will I receive for my Company Warrants if the Merger is completed?
A:
If you own Company Warrants immediately prior to the Effective Time and the Merger is completed, your Company Warrants that are then unexercised and outstanding will automatically, without any action on your part, cease to represent a warrant to purchase Company ordinary shares and instead represent a right upon any subsequent exercise to receive the Per Share Merger Consideration, net of the exercise price, provided that, if you properly exercise your Company Warrants within 30 days following the public disclosure of the closing of the Merger, you will instead be entitled to receive a payment in cash equal to the Black-Scholes-based value of such Company Warrant in accordance with Section 4.4 of the Warrant Agreement.

Q:	What will I receive for my Company Options and Company RSUs if the Merger is completed?
A:
Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (i) the number of Company ordinary shares subject to such Company Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, as of the Effective Time, be canceled for no consideration.

Each Company RSU or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (i) the number of Company ordinary shares subject to such Vested Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration. For purposes of determining the number of Company ordinary shares subject to such Vested Company RSU, any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions (i.e., only those Company RSUs that were issued prior to January 1, 2024, are outstanding immediately prior to the Effective Time, and are subject to performance-based vesting conditions with a performance period that ends on or before December 31, 2024), will, subject to satisfaction of such performance-based vesting conditions during such performance period, be deemed vested with respect to the number of Company ordinary shares that would have vested based on actual performance during such performance period.
Each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of the treatment described in the paragraph immediately above)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”) will, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, will be converted into a Cash Award providing the holder thereof with the opportunity to be paid, subject to applicable tax withholding, an amount in cash equal to (i) the number of Company ordinary shares subject to such Unvested Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration. Each Cash Award will remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this paragraph), including the requirement of continued service with the Surviving Company or its affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) will be paid, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting date.
Each other Company RSU (other than a Vested Company RSU (determined after application of the treatment described in the second paragraph under this Section) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU”) will, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof.
Promptly after the Effective Time, but no later than the first payroll date that occurs more than five business days after the Effective Time, the Surviving Company will pay or cause to be paid through its payroll system the amounts due to holders of Company Options and Vested Company RSUs as a result of the treatment described in this section, subject to applicable tax withholding.
Q:	Do any of the Company’s executive officers or directors have interests in the Merger that may differ from those of other shareholders?
A:
Yes. Some of the Company’s executive officers and directors have interests in the Merger that may differ from those of other Company shareholders. Please see the section of this proxy statement captioned “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” for a more detailed discussion of how some of the Company’s executive officers and directors have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally.

Q:	What vote is required to approve the proposals presented at the Extraordinary General Meeting?
A:	The following votes are required for each proposal at the Extraordinary General Meeting:
The Merger Proposal must be authorized and approved by a special resolution of Company shareholders in accordance with the Company’s amended and restated memorandum and articles of association and the Companies Act, which requires an affirmative vote of holders of Company ordinary shares representing at least two-thirds of the votes cast by such Company shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.
As of 5 p.m. (Cayman Islands time) on September 9, 2024, the Share Record Date for the Extraordinary General Meeting, 164,367,867 Company ordinary shares were issued and outstanding and entitled to vote at the Extraordinary General Meeting.
Pursuant to the Support Agreements, among other things, the Supporting Shareholders have agreed to vote in favor of authorization and approval of the Merger Proposal. As of the Share Record Date, the Supporting Shareholders beneficially owned an aggregate of approximately 56% of the outstanding Company ordinary shares.
The Adjournment Proposal must be authorized and approved by an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association of the Company, which requires an affirmative vote of holders of Company ordinary shares representing a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations or other non-natural persons, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Q:	What happens if the Merger is not completed?
A:
If the Merger Proposal is not authorized and approved by Company shareholders or if the Merger is not completed for any other reason, Company shareholders will not receive any payment for their Company ordinary shares. Instead, the Company will remain an independent public company, Company ordinary shares will continue to be listed and traded on NYSE and registered under the Exchange Act, and we will continue to file periodic reports with the SEC. In addition, holders of Company Options and Company RSUs will not receive any payments and such Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof. Company Warrants will continue to be outstanding in accordance with the terms thereof.

Under specified circumstances, the Company will be required to pay Parent the Company Termination Fee of $33,622,295 (and, if applicable, together with any enforcement expenses up to a cap of $15,000,000) upon the termination of the Merger Agreement, as described in the section of this proxy statement captioned “The Merger Agreement—Termination Payment.”
Termination of the Merger Agreement will not relieve any party from liability for damages to another party, up to a cap of $112,074,317, resulting from any Willful Breach (as defined in the section of this proxy statement captioned “The Merger Agreement—Termination Fees”) of the Merger Agreement or Fraud (as defined in the section of this proxy statement captioned “The Merger Agreement—Termination Fees”).
Q:	What happens if I sell my Company ordinary shares before the Extraordinary General Meeting?
A:
The Share Record Date for voting at the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and the date that the Merger is expected to be consummated. If you transfer your Company ordinary shares after the Share Record Date for voting but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting unless you have given, and not revoked, a proxy to the person to whom you transfer your Company ordinary shares, but will transfer the right to receive the Per Share Merger Consideration to such person, so long as such person is registered as the owner of such Company ordinary shares when the Merger is consummated.

Q:	How may I vote if my Company ordinary shares are registered in my name?
A:
If your Company ordinary shares are registered in your name (that is, you do not hold through a bank, broker or other nominee) as of the Share Record Date, you may vote by proxy by submitting your proxy electronically using the Internet address indicated on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. If you do not have access to the Internet, you may alternatively indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible, so that it is received by the Company no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge your proxy card, so that your Company ordinary shares may be represented and voted at the Extraordinary General Meeting.
Alternatively, you can attend the Extraordinary General Meeting and vote virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the Extraordinary General Meeting. You may attend the Extraordinary General Meeting webcast by accessing the web portal located at visiting https://www.cstproxy.com/propertyguru/2024 at the time of the Extraordinary General Meeting and entering the 12-digit control number on your proxy card.
If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Company ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal.
If your Company ordinary shares are held by your broker, bank or other nominee, please see below for additional information.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Q:	If my broker, bank or nominee holds my Company ordinary shares in “street name,” will my broker, bank or nominee vote my Company ordinary shares for me?
A:
Your broker, bank or other nominee will only vote your Company ordinary shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Company ordinary shares. If you do not instruct your broker, bank or other nominee how to vote your Company ordinary shares that it holds, those Company ordinary shares may not be voted. You should contact that broker, bank or nominee to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Q:	May I change my vote after I have submitted my proxy either electronically or via mail?
A:	Yes. If you are a holder of record of Company ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
if you submitted your proxy electronically, you may re-submit at a subsequent time via the Internet by following the instructions on the enclosed proxy card up until 11:59 p.m. (New York City time) on October 8, 2024;

•
if you submitted your proxy via mail, you may send another signed proxy card to Continental Stock Transfer & Trust Co, 1 State Street Floor 30, New York City, NY 10275 so that it is received no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge the proxy card (or, in the case of an adjournment, such later time as may be notified by the Company); or

•
you may attend the Extraordinary General Meeting and vote virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the Extraordinary General Meeting, although your attendance alone will not revoke any proxy that you have previously given. Your proxy will only be revoked if you actually vote at the Extraordinary General Meeting.

If you hold Company ordinary shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Company ordinary shares, you must follow directions received from the broker, bank or other nominee to change your instructions.
Q:	After the Merger is consummated, how will I receive the Per Share Merger Consideration for my Company ordinary shares?
A:
If you are a registered holder of record of Company ordinary shares (other than holders of Book-Entry Shares as addressed below) represented by the register of members of the Company (other than the Excluded Shares and the Dissenting Shares), promptly after the Effective Time, a paying agent appointed by Parent and reasonably acceptable to the Company will mail you (a) a form of letter of transmittal specifying how the delivery of the Merger consideration to you will be effected and risk of loss and title to Company ordinary shares will pass only upon surrender of the certificates representing such Company ordinary shares (the “Certificates”) to the paying agent and (b) instructions for effecting the surrender of any Certificates (or affidavits and indemnities of loss in lieu of Certificates) in exchange for the Per Share Merger Consideration for each such Company ordinary share, subject to any applicable withholding taxes.
If you are a registered holder of Company ordinary shares held in book-entry form (“Book-Entry Shares”) (other than the Excluded Shares and the Dissenting Shares), promptly after the Effective Time, a paying agent appointed by Parent and reasonably acceptable to the Company will mail you (to the extent required by the Paying Agent) (a) a form of letter of transmittal specifying how the delivery of the Merger consideration to you will be effected, and risk of loss and title will pass only upon surrender of the Book-Entry Shares and (b) instructions for effecting the exchange of Book-Entry Shares in exchange for the Per Share Merger Consideration for each such Company ordinary share, subject to any applicable withholding taxes.
If your Company ordinary shares are held through your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Company ordinary shares and receive the Per Share Merger Consideration for each such Company ordinary share, subject to any applicable withholding taxes.
For more information please see the sections of this proxy statement captioned “The Merger Agreement—Exchange and Payment Procedures.”
Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxies or voting instruction cards. For example, if you hold your Company ordinary shares in more than one brokerage, bank or other nominee account, you will receive a separate voting instruction card for each brokerage, bank or other nominee account in which you hold Company ordinary shares. If you are a holder of record and your Company ordinary shares are registered in more than one name, you will receive more than one proxy or voting instruction card. Please submit your proxy via the Internet (or complete, date, sign and return) with respect to each proxy card that you receive by following the instructions set forth in such proxy cards.

Q:	Where can I find the voting results of the Extraordinary General Meeting?
A:
PropertyGuru intends to publish final voting results in a Current Report on Form 6-K to be furnished to the SEC following the Extraordinary General Meeting. All reports that PropertyGuru files with the SEC are publicly available when filed. For more information, please see the section of this proxy statement captioned “Where You Can Find More Information.”

Q:	When do you expect the Merger to be completed?
A:
We are working toward completing the Merger as quickly as possible and currently expect to complete the Merger in the fourth calendar quarter of 2024 or the first calendar quarter of 2025, after all conditions to the Merger have been satisfied or waived. In order to complete the Merger, we must obtain shareholder approval of the Merger Proposal at the Extraordinary General Meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

Q:	Am I entitled to dissenters’ rights?
A:
Registered holders of Company ordinary shares who validly exercise and have not effectively withdrawn or lost their right to dissent from the Merger will have the right to receive payment of the fair value of their Company ordinary shares as determined in accordance with Section 238 of the Companies Act, including as applicable by the Grand Court of the Cayman Islands (the “Court”) and subject to Section 239 of the Companies Act, if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act (a copy of which is attached as Annex E to this proxy statement) for the exercise of dissenters’ rights. The fair value of each of their

Company ordinary shares as determined by the Court (as applicable) under the Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of Company ordinary shares for the purposes of Section 238(8) of the Companies Act. For more information, we encourage you to please see the section of this proxy statement captioned “The Merger—Dissenters’ Rights” and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.
Q:	Who pays for the proxy solicitation and how will PropertyGuru solicit votes?
A:
We will bear the expense of printing, mailing and distributing these proxy materials and soliciting votes. In addition to the solicitation of proxies by mail, our directors, officers and other employees may solicit proxies by personal interview, telephone, electronic communications or otherwise. They will not be paid any additional compensation for such solicitation. We will request brokers and nominees who hold shares of our securities in their names to furnish proxy materials to beneficial owners of the securities. We will reimburse such brokers and nominees for their expenses incurred in forwarding solicitation materials to such beneficial owners. Our proxy solicitor, Innisfree M&A Incorporated, may also solicit proxies by personal interview, telephone, electronic communications or otherwise. Innisfree M&A Incorporated will be paid its customary fee of approximately $20,000, plus out-of-pocket expenses for its proxy solicitation services.

Q:	What do I need to do now?
A:
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Who can help answer my questions?
A:	If you have any questions concerning the Merger, the Extraordinary General Meeting or the proxy statement or would like additional copies of the proxy statement, please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833

FORWARD-LOOKING STATEMENTS
This proxy statement, and any documents to which PropertyGuru refers to in this proxy statement, contains not only historical information, but also forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent PropertyGuru’s current expectations or beliefs concerning future events, including the expected completion and timing of the proposed transaction, expected benefits and costs of the proposed transaction, the plans, expectations and intentions of PropertyGuru, Parent and the combined company, strategies and objectives of PropertyGuru for future operations and other information relating to the proposed transaction. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “forecasts,” “should,” “estimates,” “contemplate,” “future,” “goal,” “potential,” “predict,” “project,” “projection,” “target,” “seek,” “may,” “will,” “could,” “should,” “would,” “assuming,” “depend” and similar expressions are intended to identify forward-looking statements. Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Form 20-F, factors and matters described or incorporated by reference in this proxy statement, and the following factors:
•
the inability to complete the Merger due to the failure to obtain shareholder approval or failure to satisfy the other conditions to the completion of the Merger, including the expiration or termination of the waiting period applicable to or the receipt of clearance or approval under certain specified regulatory laws;

•	the risk that the Merger Agreement may be terminated in certain circumstances that require us to pay Parent a termination payment of approximately $33.6 million;
•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others related to the Merger Agreement;
•	the inability to timely and successfully achieve the anticipated benefits of the Merger;
•	risks that the proposed Merger disrupts our current operations or affects our ability to retain or recruit key employees;
•	the fact that receipt of the Per Share Merger Consideration would be taxable to PropertyGuru shareholders that are treated as U.S. Holders for U.S. federal income tax purposes;
•	the fact that the gain realized by PropertyGuru shareholders that are U.S. Holders, as a result of the Merger, generally will be taxable to the shareholders for U.S. federal income tax purposes;
•
the fact that, if the Merger is completed, PropertyGuru shareholders will forgo the opportunity to realize the potential long-term value of the successful execution of PropertyGuru’s current strategy as an independent public company;

•	the fact that under the terms of the Merger Agreement, PropertyGuru is unable to solicit other Takeover Proposals;
•	the effect of the announcement or pendency of the Merger on our business relationships, operating results and business generally;
•	the risk that disruptions from the Merger will harm our business, including current plans and operations;
•	the amount of the costs, fees, expenses and charges related to the Merger Agreement or the Merger;
•	risks related to the Merger diverting management’s or employees’ attention from ongoing business operations;
•	risks that the price of Company ordinary shares may decline significantly if the Merger is not completed;
•	legislative, regulatory and economic developments affecting the Company’s business;
•	changes in domestic and foreign business, market, financial, political and legal conditions;
•	the evolving legal, regulatory and tax regimes under which we operate;

•	restrictions during the pendency of the Merger that may impact the Company’s ability to pursue certain business opportunities or strategic transactions;
•	unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities;
•	competitive pressures in and any disruption to the industry in which the Company and its subsidiaries operates; and
•	our response to any of the aforementioned factors.
Consequently, all of the forward-looking statements that we make in this proxy statement are qualified by the information contained or incorporated by reference herein, including: (a) the information contained under this caption; and (b) the information contained under the caption “Risk Factors,” and information in our consolidated financial statements and notes thereto included in our most recent filings on Form 20-F. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.
Except as required by applicable law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders are advised to consult any future disclosures that we make on related subjects as may be detailed in our other filings made from time to time with the SEC.

THE EXTRAORDINARY GENERAL MEETING
The enclosed proxy is solicited on behalf of the Board of Directors for use at the Extraordinary General Meeting.
Date, Time and Place
We will hold the Extraordinary General Meeting on October 9, 2024, at 9 a.m. (New York City time) virtually over the Internet by means of a live audio webcast. For the purposes of the amended and restated memorandum and articles of association of the Company, the place of the Meeting shall be deemed to be Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, but PropertyGuru shareholders will not be able to attend the Extraordinary General Meeting physically at such location. You may attend the meeting webcast by accessing the web portal located at https://www.cstproxy.com/propertyguru/2024 and following the instructions set forth on your proxy card.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, we will ask shareholders to vote on the following proposals:
•
Proposal No. 1 - The Merger Proposal - as a special resolution, to approve and authorize (a) the execution, delivery and performance by the Company of the Merger Agreement and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein, (b) the execution, delivery and performance by the Company of the Plan of Merger, pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of the Merger, (c) that the Plan of Merger be executed by any member of the Board of Directors, and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands, and (d) upon the Effective Time: (i) the amended and restated memorandum and articles of association of the Company in effect as of the date of the accompanying proxy statement be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share; and

•
Proposal No. 2 - The Adjournment Proposal - as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Company shareholders.

Record Date; Shares Entitled to Vote; Quorum
You are entitled to attend and vote at the Extraordinary General Meeting if you are a shareholder of record of Company ordinary shares as of the Share Record Date, which is the close of business in the Cayman Islands on September 9, 2024.
A quorum of PropertyGuru shareholders is necessary to have a valid shareholders’ meeting. The presence of one or more shareholders (if being individuals present in person (including by virtual attendance) or by proxy, or if being a corporation or other non-natural person by its duly authorized representative or proxy) having a right to attend and vote at the Extraordinary General Meeting, together holding at least a majority of the votes attached to the issued and outstanding Company ordinary shares entitled to vote at the Extraordinary General Meeting will constitute a quorum for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, we currently expect that we will adjourn the Extraordinary General Meeting to solicit additional proxies in favor of the authorization and approval of the Merger Proposal.
As of the Share Record Date, 82,183,934 Company ordinary shares are required to achieve a quorum, which represents a majority of the Company ordinary shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Share Record Date.

Vote Required
The Merger Proposal must be approved by a special resolution of Company shareholders in accordance with the Company’s amended and restated memorandum and articles of association and the Companies Act, which requires the affirmative vote of holders of Company ordinary shares representing at least two-thirds of the votes cast by such Company shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present. If this vote is not obtained, the Merger will not be completed.
The approval of the Adjournment Proposal, if presented, will require an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association of the Company, being the affirmative vote of the holders of a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
As of the Share Record Date, there were 164,367,867 Company ordinary shares issued and outstanding, all of which are entitled to vote on the proposals at the Extraordinary General Meeting, subject to the procedures described below under “The Extraordinary General Meeting—Procedures for Voting.”
As of the Share Record Date, the Supporting Shareholders beneficially owned in the aggregate 91,972,852 Company ordinary shares, which represent approximately 56% of the outstanding Company ordinary shares outstanding on the Share Record Date.
Company Ordinary Shares Beneficially Owned by Directors and Executive Officers of the Company
As of the Share Record Date, our directors and executive officers beneficially owned, in the aggregate, 3,549,639 Company ordinary shares, representing approximately 2.2% of the Company ordinary shares outstanding as of the Share Record Date (including Company ordinary shares issuable pursuant to the exercise of Company Options or settlement of Company RSUs, in each case, that are currently vested or will vest within 60 days of the Share Record Date). For more information, please see the section of this proxy statement captioned “Security Ownership of Certain Beneficial Owners and Management.”
Our directors and executive officers have informed us that they currently intend to vote all of their respective Company ordinary shares (1) “FOR” the Merger Proposal and (2) “FOR” Adjournment Proposal, if presented.
Procedures for Voting
Only registered shareholders entered in the register of members of the Company as of the Share Record Date will receive the proxy statement and proxy card directly from the Company. Company shareholders entered in the register of members of the Company as of the Share Record Date or their proxy holders are entitled to vote at and may participate in the Extraordinary General Meeting or any adjournment thereof. Company shareholders who have acquired Company ordinary shares after the Share Record Date may not attend the Extraordinary General Meeting unless they receive a proxy from the person or entity who had transferred to them such Company ordinary shares.
If you wish to vote at the Extraordinary General Meeting, please visit https://www.cstproxy.com/propertyguru/2024 at the time of the Extraordinary General Meeting and enter the 12-digit control number contained on your proxy card. If you wish to vote by proxy, you may submit your proxy electronically using the Internet address indicated on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. For purposes of expediency, we encourage all Company shareholders to vote electronically, if possible. However, for Company shareholders who do not have access to the Internet, they may alternatively indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge the proxy card. If you submit your signed proxy card without indicating how you wish to vote, the Company ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Company ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Company ordinary shares are registered in the name of a broker, bank or other nominee, check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Company ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Company ordinary shares for their customers do not have discretionary authority to provide the Company with voting instructions on how to vote such Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Company ordinary shares, they may not provide the Company with voting instructions on how to vote such Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Company shareholders who have questions or need additional copies of this proxy statement should contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833
Proxy Holders for Registered Shareholders
Company shareholders entered in the register of members of the Company as of the Share Record Date who are unable to participate in the Extraordinary General Meeting may appoint as a representative another shareholder, a third party or the chairman of the Extraordinary General Meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company as proxy holder will vote in favor of the resolutions proposed at the Extraordinary General Meeting according to the recommendation of the Board of Directors. If new proposals (other than those on the agenda) are put forth before the Extraordinary General Meeting, the Company as proxy holder will vote in accordance with the position of the Board of Directors.
Voting of Proxies and Failure to Vote
All Company ordinary shares represented by valid proxies will be voted at the Extraordinary General Meeting in the manner specified by the holder.
If you wish to vote by proxy, you may submit their proxy electronically using the Internet address indicated on the enclosed proxy card. The deadline for submitting your proxy electronically is 11:59 p.m. (New York City time) on October 8, 2024. For purposes of expediency, we encourage all Company shareholders to submit their proxy electronically, if possible. However, for Company shareholders who do not have access to the Internet, they may alternatively indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge the proxy card. If you submit your signed proxy card without indicating how you wish to vote, the Company ordinary shares represented by your proxy will be voted (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Company ordinary shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.
If your Company ordinary shares are registered in the name of a broker, bank or other nominee, check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Company ordinary shares are voted at the Extraordinary General Meeting. Brokers, banks and other nominees who hold Company ordinary shares for their customers do not have discretionary authority to provide the Company with voting instructions on how to vote such Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of Company ordinary shares, they may not provide the Company with voting instructions on how to vote such Company ordinary shares with respect to the Merger Proposal and the Adjournment Proposal.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Revocability of Proxies
If you are a holder of record of Company ordinary shares and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•	if you submitted your proxy electronically, you may re-submit at a subsequent time by Internet following the instructions on the enclosed up until 11:59 p.m. (New York City time) on October 8, 2024;
•
if you submitted your proxy via mail, you may send another signed proxy card to Continental Stock Transfer & Trust Co, 1 State Street Floor 30, New York City, NY 10275 so that it is received no later than 9 a.m. (New York City time) on October 9, 2024, the deadline to lodge the proxy card (or, in the case of an adjournment, such later time as may be notified by the Company); or

•
you may attend the Extraordinary General Meeting and vote virtually over the Internet by joining the live audio webcast and vote electronically by submitting a ballot through the web portal during the Extraordinary General Meeting, although your attendance alone will not revoke any proxy that you have previously given. Your proxy will only be revoked if you actually vote at the Extraordinary General Meeting.

Special Committee’s Recommendation
The Special Committee, consisting only of independent and disinterested directors, after consultation with its financial advisor and legal counsel, unanimously (a) determined, and recommended that the Board of Directors determines, that it is fair to, and in the best interests of, the Company and its shareholders and recommends that the Board of Directors declares that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) recommended that the Board of Directors approves the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) recommended that the Board of Directors determines to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) recommended that the Board of Directors directs that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) recommended that the Board of Directors approves and declares advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
Board of Directors’ Recommendation
After carefully considering all relevant factors, the Board of Directors, acting on the unanimous recommendation of the Special Committee, (a) determined that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein; (c) determined to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; (d) directed that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval; and (e) approved and declared advisable the execution and delivery of the Transaction Documents and the transactions contemplated thereby.
The Board of Directors unanimously recommends that you vote or give instruction to vote (1) “FOR” the Merger Proposal and (2) “FOR” the Adjournment Proposal, if presented.
When you consider the Board of Directors’ recommendation of the Merger Proposal, you should keep in mind that the Company’s directors and executive officers have interests in the Merger that may conflict with, or are different from, your interests as a Company shareholder.
Solicitation of Proxies
The Company is soliciting proxies on behalf of its Board of Directors. This solicitation is being made by mail but also may be made by telephone or in person. The Company and its directors, officers and employees may also solicit proxies in person by telephone or by other electronic means. The Company will bear the cost of the solicitation.

The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions, and will reimburse such parties for their expenses in forwarding soliciting materials to beneficial owners of Company ordinary shares and in obtaining voting instructions from those owners.
The Company’s directors and executive officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
The Company’s proxy solicitor, Innisfree M&A Incorporated, may also solicit proxies by personal interview, telephone, electronic communications or otherwise. Innisfree M&A Incorporated will be paid its customary fee of approximately $20,000, plus out-of-pocket expenses for its proxy solicitation services.
Anticipated Date of Completion of the Merger
Assuming timely satisfaction of necessary closing conditions, including the approval by shareholders of the Merger Proposal, we anticipate that the Merger will be consummated in the fourth calendar quarter of 2024 or the first calendar quarter of 2025.
Delisting and Deregistration of Company ordinary shares
If the Merger is completed, Company ordinary shares will be delisted from NYSE and deregistered under the Exchange Act, and Company ordinary shares will no longer be publicly traded.
Other Matters
At this time, we know of no other matters to be voted on at the Extraordinary General Meeting. If any other matters properly come before the Extraordinary General Meeting, your Company ordinary shares will be voted in accordance with the discretion of the appointed proxy holders.
Questions and Additional Information
If you have any questions concerning the Merger, the Extraordinary General Meeting or this proxy statement, or would like additional copies of this proxy statement, please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833

THE MERGER
This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should carefully read and consider the entire Merger Agreement, which is the legal document that governs the Merger, because this document contains important information about the Merger and how it affects you.
Parties Involved in the Merger
PropertyGuru Group Limited
Paya Lebar Quarter
1 Paya Lebar Link
#12-01/04
Singapore 408533
PropertyGuru is a leading PropTech company in Southeast Asia. PropertyGuru’s mission is to help people make confident property decisions through relevant content, actionable insights and world-class service. PropertyGuru’s platforms provide: (1) online property listings to match buyers, sellers, tenants and landlords; (2) digital and marketing services for developers; (3) a digital mortgage marketplace and brokerage; (4) a data and software solutions business for enterprise clients including property agencies, developers, valuers and banks; and (5) an online marketplace that connects homeowners and tenants with verified home service providers. PropertyGuru ordinary shares are listed on NYSE under the symbol “PGRU.”
Hedychium Group Limited
Hedychium Group Limited
PO Box 309, Ugland House,
Grand Cayman, KY1-1104,
Cayman Islands
Parent was formed on August 5, 2024, by investment funds advised by affiliates of EQT Asia solely for the purpose of engaging in the Transactions and has not engaged in any business activities other than in connection with the Transactions and arranging of the Equity Financing (as described below). Upon completion of the Merger, the Company will be a wholly owned subsidiary of Parent.
Hedychium Limited
PO Box 309, Ugland House,
Grand Cayman, KY1-1104,
Cayman Islands
Merger Sub is a wholly owned subsidiary of Parent and was formed on August 5, 2024, by Parent solely for the purpose of engaging in the Transactions and has not engaged in any business activities other than in connection with the Transactions and arranging of the Equity Financing (as described below). Upon completion of the Merger, Merger Sub will cease to exist.
Parent and Merger Sub are affiliates of investment funds advised by affiliates of EQT Asia. EQT is a purpose-driven global leading investment organization with EUR 246 billion in total assets under management as of June 30, 2024 (EUR 133 billion in fee-generating assets under management as of June 30, 2024), within two business segments – Private Capital and Real Assets. EQT owns portfolio companies and assets in Europe, Asia-Pacific and the Americas and supports them in achieving sustainable growth, operational excellence and market leadership. At the Effective Time, the Company, as the surviving company, will be indirectly majority owned by investment funds advised by affiliates of EQT Asia.
The Guarantors have provided Parent with an equity commitment. The amounts committed under the Equity Commitment Letter will be used solely for the purpose of allowing Parent and/or Merger Sub to fund the aggregate Per Share Merger Consideration and to pay related fees and expenses of Parent and Merger Sub (including in connection with the Merger). In addition, each of the Guarantors has agreed to guarantee, on pro rata basis, the performance and payment of certain liabilities and obligations of Parent or Merger Sub under the Merger Agreement, subject to an aggregate cap equal to $127,074,317. For more information, please see the section of this proxy statement captioned “The Merger — Funds Required to Consummate the Merger.”

Effect of the Merger
Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company and the separate corporate existence of Merger Sub will cease, with the Company continuing as the Surviving Company and as a wholly owned subsidiary of Parent. As a result of the Merger, Company ordinary shares will no longer be publicly traded and will be delisted from NYSE. In addition, Company ordinary shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC. If the Merger is completed, you will not own any share capital of the Surviving Company. The Merger will become effective as of the Effective Time.
Effect on the Company if the Merger is Not Completed
If the Merger Proposal is not approved and authorized by shareholders of the Company, or if the Merger is not completed for any other reason:
•	Company shareholders will not be entitled to, nor will they receive, any payment for their respective Company ordinary shares pursuant to the Merger Agreement;
•	Company Options and Company RSUs will continue to be outstanding and vest in accordance with the terms thereof;
•	Company Warrants will continue to be outstanding in accordance with the terms thereof;
•
(a) the Company will remain an independent public company; (b) Company ordinary shares will continue to be listed and traded on NYSE and registered under the Exchange Act; and (c) the Company will continue to file periodic reports with the SEC;

•
we anticipate that (a) management will operate the business in a manner similar to that in which it is being operated today and (b) Company shareholders will be subject to similar types of risks and uncertainties as those to which they are currently subject, including risks and uncertainties with respect to the Company’s business, prospects and results of operations, as such may be affected by, among other things, the highly competitive industry in which the Company operates and economic conditions;

•
the price of Company ordinary shares may decline significantly, and if that were to occur, it is uncertain when, if ever, the price of Company ordinary shares would return to the price at which it trades as of the date of this proxy statement;

•
the Board of Directors will continue to evaluate and review the Company’s business operations, strategic alternatives and capitalization, among other things, and will make such changes as are deemed appropriate; irrespective of these efforts, it is possible that no other transaction acceptable to the Board of Directors will be offered or that the Company’s business, prospects and results of operations will be adversely impacted; and

•
under specified circumstances, the Company will be required to pay Parent a termination payment of approximately $33.6 million upon the termination of the Merger Agreement, as described in the section of this proxy statement captioned “The Merger Agreement—Termination Payment.”

Merger Consideration
Treatment of Company Ordinary Shares
At the Effective Time, each Company ordinary share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) will be canceled and converted automatically into the right to receive the Per Share Merger Consideration, less any applicable withholding taxes.
At the Effective Time, the sole ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Company as set out in the Plan of Merger. Such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
Treatment of Company Warrants
If the Merger is completed, each Company Warrant that is then unexercised and outstanding will automatically, without any action on the part of the holder of such Company Warrant, cease to represent a warrant to purchase

Company ordinary shares and instead represent a right by the holder upon any subsequent exercise to receive the Per Share Merger Consideration, net of the exercise price, provided that, a holder of a Company Warrant who properly exercises the warrant within 30 days following the public disclosure of the closing of the Merger, will instead be entitled to receive a payment in cash equal to the Black-Scholes-based value of such Company Warrant in accordance with Section 4.4 of the Warrant Agreement.
Treatment of Company Options and Company RSUs
Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (i) the number of Company ordinary shares subject to such Company Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, as of the Effective Time, be canceled for no consideration.
Each Company RSU or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (the “Director RSU”) (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (x) the number of Company ordinary shares subject to such Vested Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration; in all cases, determined after the acceleration of vesting provided for in this paragraph and provided, that, for purposes of determining the number of Company ordinary shares subject to such Vested Company RSU as described in (x) above, any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions (i.e., only those Company RSUs that were issued prior to January 1, 2024, are outstanding immediately prior to the Effective Time, and are subject to performance-based vesting conditions with a performance period that ends on or before December 31, 2024), will, subject to satisfaction of such performance-based vesting conditions during such performance period, be deemed vested with respect to the number of Company ordinary shares that would have vested based on actual performance during such performance period.
Each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of the treatment described in the paragraph immediately above)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”), will, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, will be converted into a Cash Award providing the holder thereof with the opportunity to be paid, subject to applicable tax withholding, an amount in cash equal to (i) the number of Company ordinary shares subject to such Unvested Company RSU as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration. Each such Cash Award will remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this paragraph), including the requirement of continued service with the Surviving Company or its affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) will be paid, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting date.

Each other Company RSU (other than a Vested Company RSU (determined after application of the treatment described in the second paragraph under this Section) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU”) will, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof.
For purposes of clarity, the Terminated RSUs will include, without limitation, any Company RSU or portion thereof that (A) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending after December 31, 2024 or (B) was issued on or after January 1, 2024 (other than the Director RSU), is outstanding as of immediately prior to the Effective Time and would become vested based on the lapse of time-based vesting conditions after December 31, 2024 or based on the achievement of performance-based vesting conditions.
Promptly after the Effective Time, but no later than the first payroll date that occurs more than five business days after the Effective Time, the Surviving Company will pay or cause to be paid through its payroll system the amounts due to holders of Company Options and Vested Company RSUs as a result of the treatment described in this section, subject to applicable tax withholding.
Support Agreements
On August 16, 2024, in connection with the execution of the Merger Agreement, the Supporting Shareholders (i.e., TPG Asia VI SF Pte. Ltd., TPG Asia VI Digs 1 L.P. and Epsilon Asia Holdings II Pte. Ltd.) entered into the Support Agreements with Parent and the Company. Under the terms of the Support Agreements, the Supporting Shareholders have agreed, among other things, to vote their Company ordinary shares in favor of the approval and authorization of the Merger Agreement and the consummation of the Merger and the other Transactions at the Extraordinary General Meeting and, subject to certain exceptions, not to transfer any of their Company ordinary shares. The obligations of the parties to the Support Agreements terminate as of the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) at the election of any Supporting Shareholder following an amendment or modification to the Merger Agreement (in the form existing as of August 16, 2024) that reduces the amount or changes the form of the Per Share Merger Consideration without such Supporting Shareholder’s consent and (iv) with respect to any Supporting Shareholder, the mutual written agreement of such Supporting Shareholder, the Company and Parent to terminate the applicable Support Agreement.
As of 5 p.m. (Cayman Islands time) on the Share Record Date, the Supporting Shareholders beneficially owned an aggregate of approximately 56% of the outstanding Company ordinary shares.
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Board of Directors, the Special Committee, Company management, the Special Committee’s financial advisor or legal advisor, Parent, Merger Sub, EQT, KKR, TPG or their respective financial advisors, legal advisors or representatives or any other person. All dates and times referenced in this Background of the Merger refer to Singapore Time.
In connection with the consummation of the Company’s de-SPAC merger, on March 17, 2022, the Company entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P. (together with TPG Asia VI SF Pte. Ltd., “TPG”), Epsilon Asia Holdings II Pte. Ltd. (“KKR”), REA Asia Holding Co. Pty Ltd (“REA”) and REA Group Limited, which provided, among other things, REA with a right of first offer (“ROFO”). A summary of REA’s ROFO is set forth in Item 7B of the Form 20-F the Company filed with the SEC on March 22, 2024, and the full text of the Shareholders’ Agreement is attached as Exhibit 3.1 thereto. Additionally, following the consummation of the de-SPAC merger, the Company’s ordinary shares began trading on the NYSE.
Since becoming a publicly traded company, the Board of Directors, together with Company management, has regularly evaluated the Company’s historical performance, future growth prospects and strategic plan and considered various strategic opportunities available to the Company as well as ways to enhance shareholder value and the Company’s performance and prospects, taking into account various factors, including the business, competitive, regulatory, financing and economic environment and developments in the Company’s industry. These reviews included discussions as to whether the Company should continue to execute on its strategy as a stand-alone company, optimize its capital structure, or pursue mergers and acquisitions opportunities, including a potential sale of the entire Company.

In the course of late 2023 and early 2024, representatives of EQT approached and had a number of conversations with representatives of TPG and KKR regarding EQT’s preliminary interest in a strategic transaction involving the Company. Representatives of TPG and KKR informed Raymond John Ferguson, Chairman of the Board of Directors, of these conversations, and on January 16, 2024, members of Company management held a meeting with representatives of EQT, where members of Company management provided the EQT representatives with an overview of the Company. No price or other terms were discussed during these conversations and meetings, and these conversations and meetings did not result in any specific proposal for any strategic transaction prior to and other than the events described below.
Pursuant to their obligations under the Shareholders’ Agreement, TPG and KKR issued a ROFO notice to REA on February 2, 2024 (the “Transaction ROFO Notice”). Representatives of TPG and KKR also shared a copy of the Transaction ROFO Notice with Mr. Ferguson, and a copy of the Transaction ROFO Notice was shared with the Board of Directors prior to the meeting described below. The Transaction ROFO Notice stated that TPG and KKR were exploring various options with respect to their Company ordinary shares, which may include a take-private transaction, a sale of all or part of their Company ordinary shares or the purchase of additional Company ordinary shares.
On February 6, 2024, the Board of Directors met with members of Company management and representatives of Freshfields Bruckhaus Deringer LLP (“Freshfields”) in attendance. At the meeting, Owen Wilson, a member of the Board of Directors affiliated with REA, confirmed that REA had received the Transaction ROFO Notice, noting that REA was reviewing the Transaction ROFO Notice and would provide a response at a later date. Following the discussion of the status of the Transaction ROFO Notice, the Board of Directors observed that it would be advisable to have the evaluation and negotiation of any potential sale of the Company (any such transaction, a “Potential Transaction”) be conducted by a committee of directors independent of each of TPG, KKR and REA. Representatives of Freshfields reviewed preliminary considerations for ensuring the independence and disinterestedness of the directors that would conduct the Board of Director’s review of a Potential Transaction, including considerations applicable to the formation of a special committee of the Board of Directors. After discussion and deliberation, where each of Mr. Ferguson, Rachna Bhasin, Jennifer Macdonald and Melanie Wilson declared and disclosed any known interest in, or relationships with, the Company or its affiliates or TPG, KKR, REA or any of their affiliates (and each of Mr. Ferguson, Ms. Bhasin, Ms. Macdonald and Ms. Wilson declared and disclosed that they did not have any material conflicts with respect to those entities), the Board of Directors determined to form the Special Committee to evaluate whether it would be advisable to pursue a Potential Transaction and otherwise take steps that the Committee deemed advisable relating to the pursuit of any Potential Transaction. The Board of Directors then unanimously passed resolutions forming the Special Committee to evaluate and review any Potential Transaction, with the Special Committee consisting of Mr. Ferguson (as Chairman of the Special Committee), Ms. Bhasin, Ms. Macdonald and Ms. Wilson. Pursuant to the resolutions, the Board of Directors delegated to the Special Committee, to the extent permitted by applicable law, authority over, inter alia, (i) any process relating to a Potential Transaction, including over whether to commence any such process, (ii) the negotiation and structuring of any Potential Transaction that may arise from any such process and (iii) the rejection or recommendation of any Potential Transaction. The resolutions further provided that the Board of Directors could not approve a Potential Transaction without a prior favorable recommendation by the Special Committee.
Immediately following the February 6, 2024 meeting of the Board of Directors, the Special Committee met with representatives of Freshfields present. At the meeting, the Special Committee discussed the need for it to engage an independent financial advisor and that the financial advisor would need to review long-term financial forecasts prepared by Company management and then advise the Special Committee so that the Special Committee would be in a position to assess, with the assistance of its independent financial advisor, such forecasts and determine an appropriate set of internal forecasts to adopt for purposes of using in financial analyses by the financial advisor concerning the Company’s stand-alone prospects and a Potential Transaction. Freshfields then disclosed any relationships it had with the Company, TPG, KKR and REA, and, after discussion and deliberation, the Special Committee did not identify any facts or circumstances that the Special Committee believed would limit the ability of Freshfields to fulfill its responsibilities as legal advisor to the Special Committee in connection with its consideration of a Potential Transaction. The Special Committee also directed Mr. Ferguson to contact representatives of Moelis & Company LLC (“Moelis”) based on, among other things, members of the Special Committee’s prior knowledge of Moelis’ qualifications, expertise and familiarity with the Company’s business and industry, and to invite Moelis to present at the Special Committee’s next meeting, so that the Special Committee could consider the possible engagement of Moelis as its financial advisor.

Following the February 6, 2024 meeting of the Board of Directors, the Special Committee delivered to Freshfields an executed engagement letter formalizing Freshfields’ engagement as the legal advisor of the Special Committee. Mr. Ferguson, at the direction of the Special Committee, contacted representatives of Moelis to invite Moelis to present at the Special Committee’s next meeting.
On February 13, 2024, at the direction of the Special Committee, Ms. Macdonald, as well as Hari Krishnan (Chief Executive Officer and Managing Director of the Company), Joe Dische (Chief Financial Officer of the Company) and certain members of the in-house legal team of the Company, met with representatives of Moelis to discuss (i) Moelis’ work plan for assessing a set of long-term financial forecasts prepared by management; and (ii) other information relevant to the ability of Moelis to analyze the Company’s stand-alone prospects and a Potential Transaction. The next day, at the direction of the Special Committee, Company management sent Moelis a set of information and documents with respect to the Company, including forecasts prepared in December 2023 by management for the purposes of internal budgeting and impairment testing (the “December 2023 Forecasts”, as described further in the section of this proxy statement captioned “—Certain Financial Forecasts”).
On February 15, 2024, at the direction of the Special Committee, representatives of Moelis met with members of Company management, where Company management provided Moelis with an overview of the business of the Company, as well as the Company’s business plan. Over the following weeks, Company management, at the direction of the Special Committee, continued to meet with representatives of Moelis to discuss the Company’s operations and provide Moelis with further information and documents with respect to the Company.
On February 28, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. At the invitation of the Special Committee, representatives of Moelis noted the nature of Moelis’ relationships with TPG, KKR, REA, and the Company and then discussed Moelis’ preliminary financial analysis of the Company using the December 2023 Forecasts, and following such discussion, representatives of Moelis departed from the meeting. After discussion and deliberation, the Special Committee approved retaining Moelis to act as its financial advisor, subject to the execution of an engagement letter between Moelis and the Special Committee that was acceptable to the Special Committee as well as the determination by the Special Committee that any further disclosure received from Moelis about its relationships with and interests in KKR, TPG, REA, and the Company did not identify any facts or circumstances that the Special Committee believed would limit the ability of Moelis to fulfill its responsibilities as financial advisor to the Special Committee in connection with its consideration of a Potential Transaction. Also at the meeting, representatives of Freshfields reviewed with the Special Committee its focus on maximizing shareholder value and how, as a threshold matter, the Special Committee would have to determine whether, from the perspective of maximizing shareholder value, now was the right time to pursue a Potential Transaction, as well the obligations of the Company in the event of a public leak of discussions relating to a potential strategic transaction involving the Company.
On March 6, 2024, Moelis shared a draft of its engagement letter with the Special Committee. Freshfields, acting at the direction and on behalf of the Special Committee, negotiated the terms of a draft engagement letter with Moelis to be entered into by the Special Committee over the following weeks. The payments due to Moelis pursuant to its engagement letter are described further in the section of this proxy statement captioned “—Opinion of Moelis & Company LLC”.
On March 20, 2024, REA sent its response to the Transaction ROFO Notice to TPG and KKR, offering to purchase the shares held by TPG and KKR (such response, the “Transaction ROFO Application”). Shortly after TPG’s and KKR’s review of the Transaction ROFO Application, representatives of J.P. Morgan Securities Asia Pacific Limited (“J.P. Morgan”) (financial advisor to TPG and KKR), at the direction of TPG and KKR, informed Mr. Ferguson that TPG and KKR intended to reject the price offered in the Transaction ROFO Application. None of the representatives of J.P. Morgan, TPG or KKR shared the price contained in the Transaction ROFO Application with the Special Committee prior to the execution of the Merger Agreement.
On March 22, 2024, representatives of J.P. Morgan contacted representatives of Moelis to express that TPG and KKR would have a strong preference to participate in their capacities as sellers in any efforts by the Special Committee to pursue a Potential Transaction. Representatives of Moelis shared this message with the Special Committee.
On March 25, 2024, representatives of TPG and KKR introduced representatives of J.P. Morgan to EQT via email. Representatives of J.P. Morgan subsequently had a call with representatives of EQT on March 26, 2024, where representatives of EQT expressed their continued preliminary interest in a strategic transaction involving the

Company. J.P. Morgan informed the EQT representatives that there was no ongoing sale process in respect of the Company, but that J.P. Morgan would contact the EQT representatives again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On March 26, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. At the meeting, the Special Committee discussed TPG’s and KKR’s intention to reject the price in the Transaction ROFO Application. The Special Committee also discussed whether it should permit TPG and KKR to participate in any efforts by the Special Committee to pursue a Potential Transaction. The Special Committee discussed that there could be value in doing so because, as a practical matter, it would be futile to pursue a Potential Transaction, such as a sale of the Company, that would require shareholder approval but that TPG and KKR, as the collective holders of a majority of the outstanding voting power of the Company, would not support. The Special Committee directed Freshfields to reach out to representatives of Latham & Watkins LLP (“Latham”), legal advisor to TPG and KKR, to prepare a set of commitments that, if delivered by TPG and KKR, would demonstrate that TPG’s and KKR’s interests in a Potential Transaction are aligned with the minority shareholders of the Company (the “Commitments”). The Special Committee also discussed that, if TPG and KKR are able to deliver commitments that are satisfactory to the Special Committee, they could be included in certain such discussions and deliberations of the Special Committee. Also at the meeting, the Special Committee discussed the need for long-term financial forecasts that represented the Special Committee’s best estimate of the Company’s future performance so that Moelis could prepare a financial analysis of whether to pursue a Potential Transaction. The Special Committee discussed that Company management should attempt to prepare such a set of forecasts by updating the December 2023 Forecasts. Following the meeting, the Special Committee directed Company management to update the December 2023 Forecasts so that the updated forecasts would represent management’s best estimate of the future performance of the Company on a stand-alone basis.
On March 29, 2024, a representative of Party A reached out to a representative of J.P. Morgan to express preliminary interest in a strategic transaction involving the Company. J.P. Morgan informed the Party A representative that there was no ongoing sale process in respect of the Company, but that J.P. Morgan would contact the Party A representative again if a sale process was launched. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
Over the next few days, representatives of Freshfields and Latham prepared the Commitments, which provide, among other things, that TPG and KKR do not intend to participate in any sale process as bidders, that they intend to be sellers only in a potential sale of all of the Company ordinary shares, and that they do not intend to pursue or support a transaction with differential per share treatment of TPG and KKR relative to the Company’s other shareholders (including any rollover, investment participation or financing by TPG, KKR or their affiliates), and, if their intentions change, they will inform the Special Committee so the Special Committee can reassess TPG and KKR’s involvement. The Commitments also provided that TPG and KKR agree to work with the Special Committee in a collaborative manner and with transparency.
On April 1, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. Representatives of Freshfields reviewed the Commitments with the Special Committee, and, after discussion and deliberation, the Special Committee determined that these Commitments were adequate for TPG and KKR to demonstrate that their interests are aligned with the Company’s minority shareholders in connection with a Potential Transaction and therefore, in view of their holdings of a majority of the voting power and the necessity of their support for any Potential Transaction that would require shareholder approval, it would be appropriate for the Special Committee to provide for the participation of TPG and KKR, along with their advisors, in any process to pursue a Potential Transaction. The Special Committee then determined to invite Dominic Picone (Partner and Managing Director of TPG and a director of the Company) and Prashant Kumar (Managing Director of KKR and a director of the Company) to its following meeting so that they could confirm the Commitments on behalf of TPG and KKR, respectively, to the Special Committee.
On April 3, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance, as well as Mr. Picone and Mr. Kumar. At the meeting, Mr. Picone and Mr. Kumar delivered the Commitments orally to the Special Committee on behalf of TPG and KKR, respectively.

On April 4, 2024, representatives of TPG and KKR delivered written notice to REA rejecting the price contained in the Transaction ROFO Application on the grounds that TPG and KKR believed that it undervalued the Company. TPG and KKR informed the Special Committee of this development shortly after it occurred.
Also on April 4, 2024, a representative of Party B reached out to a representative of J.P. Morgan to express preliminary interest in a strategic transaction involving the Company. The J.P. Morgan representative informed the representative of Party B that there was no ongoing sale process with respect to the Company, but that J.P. Morgan would contact the representative of Party B again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On April 5, 2024, a representative of Party C contacted a representative of J.P. Morgan to express preliminary interest in a strategic transaction involving the Company. J.P. Morgan informed the Party C representative there was no ongoing sale process with respect to the Company, but that J.P. Morgan would contact the Party C representative again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On April 15, 2024, representatives of EQT, Moelis and J.P. Morgan held a call to discuss updates on timeline and process matters. Later that day, on April 15, 2024, the Special Committee met with representatives of Freshfields in attendance. At the meeting, the Special Committee discussed the status of the preparation of the updated management long-term financial forecasts and discussed potentially hiring a management consultant to (i) complete a market sizing analysis (which would be an input for Company management and the Special Committee to consider in updating the December 2023 Forecasts), (ii) conduct a benchmarking analysis to inform the assumptions in the forecasts, and (iii) prepare a vendor commercial due diligence report that could be shared with potential bidders. The Special Committee directed Mr. Ferguson to reach out to reputable management consulting firms to discuss the foregoing. Following the meeting, Mr. Ferguson contacted four reputable management consulting firms, and, subsequently, at the direction of the Special Committee (based on, among other things, the proposals provided by such firms and reviewed by the Special Committee), engaged a management consulting firm (the “Consulting Firm”) to perform the services described above (and the Special Committee subsequently executed an engagement letter with the Consulting Firm, formally engaging the Consulting Firm for this mandate, on May 23, 2024).
Over the following weeks, Company management regularly met with representatives of the Special Committee, Moelis and the Consulting Firm, to review the updates Company management was considering making to the December 2023 Forecasts in preparing a new set of long-term financial forecasts of the Company. In addition, the Special Committee regularly met with representatives of each of Moelis and Freshfields to discuss the status of its evaluation of whether to pursue a Potential Transaction, including discussions on potential outreach parties if the Company were to engage in a sale process, as well as the status of the financial forecasts. The Special Committee and representatives of each of Moelis and Freshfields continued to have discussions regarding the possibility of a sale process, and in connection with these discussions, Moelis proposed for the Special Committee’s consideration a list of 16 potential bidders to acquire the Company that, in the judgment of Moelis would be most likely to propose the highest price per share and have the resources and strategic focus to execute and consummate an acquisition of the Company. On May 23, 2024, the Special Committee reviewed and discussed this list with Moelis and considered the list to be appropriate.
On April 25, 2024, representatives of Party D contacted representatives of Moelis to express preliminary interest in a strategic transaction involving the Company. A Moelis representative subsequently met with the representatives of Party D, at which meeting the representative of Moelis informed the Party D representatives that there was no ongoing sale process with respect to the Company, but that Moelis would contact the Party D representatives again if a sale process was initiated. No terms of any potential transaction were discussed.
On April 26, 2024, a representative of Party E reached out to a representative of J.P. Morgan to express preliminary interest in a strategic transaction involving the Company. Representatives of J.P. Morgan informed the representative of Party E that there was no ongoing sale process with respect to the Company, but that J.P. Morgan would contact Party E’s representative again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On May 9, 2024, a representative of Morgan Stanley Asia (Singapore) Pte. (“Morgan Stanley”) contacted representatives of Moelis and J.P. Morgan to inquire about whether the Company would be pursuing a Potential

Transaction and indicated that EQT had engaged Morgan Stanley as its financial advisor. Representatives of J.P. Morgan and Moelis informed the representative of Morgan Stanley that there was no ongoing sale process with respect to the Company. No terms of any potential transaction were discussed.
On May 13, 2024, a representative of Party F reached out to a representative of J.P. Morgan to express preliminary interest in a strategic transaction involving the Company. J.P. Morgan informed the representative of Party F that there was no ongoing sale process with respect to the Company, but that J.P. Morgan would contact Party F’s representative again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On May 17, 2024, representatives of Party E contacted representatives of Moelis to re-express preliminary interest in a strategic transaction involving the Company. A Moelis representative subsequently met with the representative of Party E, where the representative of Moelis informed the Party E representative that there still was no ongoing sale process with respect to the Company, but that Moelis would contact the Party E representative again if a sale process was initiated. No terms of any potential transaction were discussed.
On May 22, 2024, Bloomberg published an article speculating as to the existence of a sale process with respect to the Company (the “Bloomberg Article”).
Also on May 22, 2024, representatives of J.P. Morgan had a call with a representative of Party F and the representative of Party F reiterated Party F’s preliminary interest in a strategic transaction involving the Company. J.P. Morgan informed the representative of Party F again that there was no ongoing sale process with respect to the Company, but that J.P. Morgan would contact the representative of Party F again if a sale process was initiated. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.
On May 24, 2024, Company management shared an updated draft of the long-term financial forecasts with the Special Committee and representatives of Moelis (the “May Forecasts”, as described further in the section of this proxy statement captioned “—Certain Financial Forecasts”). Representatives of Moelis informed the Special Committee that the May Forecasts were near final and incorporated feedback from the Special Committee, Moelis and the Consulting Firm, but further updates based on the work being performed at the direction of the Special Committee by the vendor financial due diligence advisor of the Company was forthcoming (but that the changes to the May Forecasts following the incorporation of such updates would likely be minor (as described further in the section of this proxy statement captioned “—Certain Financial Forecasts”)). The Special Committee reviewed the May Forecasts with representatives of Moelis (including a review of the key assumptions and other factors underlying the May Forecasts), and, on May 25, 2024, authorized representatives of Moelis to use the May Forecasts for its preliminary financial analysis.
On May 28, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. During the meeting, representatives of Moelis discussed Moelis’ preliminary financial analysis of the Company on a stand-alone basis based on the May Forecasts with the Special Committee and of the prospects for a process to sell the Company at this time. Following the discussion, the Special Committee weighed the potential benefits of outreach to potential counterparties against the potential risks of such a process, including the risks of causing a distraction for Company management and that an attractive offer may not be available. Following discussion and deliberation, the Special Committee unanimously approved proceeding with a process to explore a potential sale of the Company and commence outreach to potential counterparties.
Following the May 28, 2024 meeting, Moelis provided the Special Committee with customary relationship disclosures regarding Moelis’ relationships with the respect to the Company, KKR, TPG and REA. The Special Committee reviewed such disclosures and did not identify any facts or circumstances that the Special Committee believed would limit the ability of Moelis to fulfill its responsibilities as financial advisor to the Special Committee in connection with the contemplated engagement. Subsequently, on June 8, 2024, the Special Committee executed an engagement letter with Moelis and formalized the Special Committee’s engagement of Moelis.
On May 29, 2024, a representative of J.P. Morgan reached out to a representative of Party G regarding Party G’s potential interest in a potential transaction involving the Company. During that discussion, the representative of Party G confirmed their interest to explore a potential transaction involving the Company. No terms of any potential transaction were discussed. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of such outreach.

Commencing on May 30, 2024 and over the course of the ensuing weeks, at the direction of Special Committee, Moelis and J.P. Morgan conducted outreach to potential counterparties in respect of a potential sale of the Company, pursuant to the outreach list that the Special Committee approved on May 23, 2024. At the direction of the Special Committee, representatives of Moelis and J.P. Morgan contacted 16 counterparties (consisting of 11 financial sponsor parties and five strategic counterparties) with a “teaser” slide deck and draft confidentiality agreement for the counterparties’ execution (each, an “NDA”). The Company executed 12 NDAs, nine with financial sponsor parties (EQT, Party A, Party B, Party D, Party E, Party F, Party G, Party H and Party I) and three with strategic parties (Party C, Party J and Party K). Each NDA contained customary “standstill” undertakings subject to customary provisions that provided for the standstill to terminate if the Company entered into a transaction agreement with another party and that restricted the right of the counterparties to ask for waivers of the standstill before that time. Following each counterparty’s execution of the NDA and commencing on June 12, 2024, representatives of Moelis shared a confidential information memorandum, a vendor model (containing the June Forecasts) and a round one process letter (instructing the counterparty to make initial proposals, including as to price, by July 5, 2024) to such counterparty. In addition to these materials, representatives of J.P. Morgan shared a financial addendum, prepared by TPG, KKR and J.P. Morgan (acting in its capacity as advisor to TPG and KKR), consisting of additional industry benchmarking to assist counterparties with forming their own views in the due diligence process of further potential for financial optimization, and a representative of the Consulting Firm, acting at the direction of the Special Committee, separately sent a vendor commercial due diligence report to such counterparties. All counterparties contacted in connection with this outreach were offered a meeting with Company management.
On June 1, 2024, Company management provided the Special Committee with an updated set of long-term forecasts (the “June Forecasts”, as described further in the section of this proxy statement captioned “—Certain Financial Forecasts”). The Special Committee reviewed the June Forecasts with representatives of Moelis, and noted that, consistent with its discussion on May 24, 2024 with respect to the May Forecasts, the June Forecasts contained only minor updates from the May Forecast that principally included, among other things, the reclassification of certain line items based on feedback from the vendor financial due diligence advisor of the Company (as described further in the section of this proxy statement captioned “—Certain Financial Forecasts”). The Special Committee then approved the June Forecasts for incorporation into a vendor model to be distributed to potential bidders in connection with their due diligence of the Company.
On June 4, 2024, a representative of Party L met with a representative of TPG to express preliminary interest in a strategic transaction involving the Company. No terms of any potential transaction were discussed.
In June and early July 2024, representatives of each of EQT, Party B, Party C, Party E, Party F, Party G, Party I, Party J and Party K met with the Company’s management team and representatives of Moelis and J.P. Morgan to discuss the Company and the sale process. Each of Party A, Party D and Party H either declined to hold such meetings or withdrew from the sale process prior to the scheduled meeting (as further noted below). Also during that period, representatives of Moelis and J.P. Morgan regularly met with representatives of the potential counterparties who had executed a confidentiality agreement to discuss, among other things, the general timeline and process of the potential transaction, the vendor model and the financial addendum. Some of the counterparties noted in these discussions that it would be challenging for them to meet the July 5, 2024 deadline as set forth in the round one process letter. The Special Committee also regularly met during this period with representatives of Moelis and Freshfields to receive status updates on the sale process and also for the Special Committee to provide direction with respect thereto.
On June 15, 2024, Party D informed representatives of Moelis and J.P. Morgan that it was no longer interested in acquiring the Company due to concerns regarding market dynamics.
On June 19, 2024, representatives of EQT and Ropes & Gray LLP (“Ropes & Gray”), legal advisor to EQT, met with representatives of Freshfields, Latham, Moelis and J.P. Morgan via videoconference to discuss the structure of a potential acquisition of the Company.
On June 20, 2024, representatives of TPG introduced representatives of Party L to representatives of J.P. Morgan. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of Party L’s outreach.
On June 21, 2024, at the direction of the Special Committee, representatives of Moelis and J.P. Morgan shared with Party L the draft NDA.
On June 25, 2024, Party H informed representatives of Moelis and J.P. Morgan that it could not see a path to making a competitive proposal for the Company and so was opting to withdraw from the sale process.

Also on June 25, 2024, at a meeting with the Company’s management team, Party C conveyed to Company management and representatives of each of Moelis and J.P. Morgan that it was no longer interested in acquiring the Company as a strategic transaction with the Company would be dilutive to Party C.
On June 28, 2024, the Company executed an NDA with Party L, who subsequently received the same materials provided to the other potential bidders who had executed an NDA (i.e., confidential information memorandum, vendor model, financial addendum, the Consulting Firm’s vendor commercial due diligence report and round one process letter). Party L did not schedule a meeting with Company management due to timing constraints, since Party L executed the NDA significantly later than the other counterparties.
On July 2, 2024, Party A informed representatives of Moelis and J.P. Morgan that it was no longer interested in acquiring the Company due to concerns regarding investments in the Company’s geographic region and any eventual exit.
Also on July 2, 2024, Party I informed representatives of Moelis and J.P. Morgan that it was no longer interested in acquiring the Company due to concerns regarding the Company’s growth prospects and cash flow profile.
On or around July 3, 2024, representatives of the financial advisor of Party M referred to Party M in an email to representatives of TPG and Moelis with respect to a potential strategic transaction involving the Company. Shortly thereafter, a representative of TPG connected the representatives of Party M’s financial advisor with representatives of J.P. Morgan for further discussion. Shortly thereafter, representatives of J.P. Morgan provided representatives of Moelis an update on such discussion.
On July 4, 2024 and July 9, 2024, at the direction of the Special Committee, representatives of Moelis and J.P. Morgan held calls with representatives of Party M to discuss Party M’s interest in the Company. Also on July 4, 2024, at the direction of the Special Committee, representatives of Moelis sent the “teaser” slide deck to representatives of Party M.
On July 5, 2024, Party G submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price range of $5.75 – $6.00 in cash per share. In the letter, Party G indicated that its offer was subject to completion of diligence.
Also on July 5, 2024, Party F submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price of $5.75 in cash per share. In the letter, Party F indicated that its offer was subject to completion of diligence.
On July 6, 2024, Party J submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price range of $6.50 – $8.00 in cash per share. In the letter, Party J indicated that its offer was subject to completion of diligence and that Party J could finance the entire potential acquisition of the Company with its cash on hand. Party J also requested an expense reimbursement agreement by which the Company would reimburse Party J for certain of its expenses in connection with the sale process if the Company were to be eventually acquired by one of TPG, KKR or REA.
On July 7, 2024, Party E informed representatives of Moelis that it could not see a path to making a competitive proposal for the Company and would not be submitting a proposal.
On July 8, 2024, EQT submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price range of $5.55 – $6.05 in cash per share. In the letter, EQT indicated that its offer was subject to completion of diligence.
Also on July 8, 2024, Party K submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price of $5.30 in cash per share. In the letter, Party K indicated that its offer was subject to completion of diligence and that Party K intended to finance the potential acquisition of the Company with a combination of cash on hand and debt.
On July 8, 2024, the Special Committee held a meeting with representatives of Freshfields and Moelis in attendance. At the meeting, representatives of Moelis reviewed with the Special Committee the status of the sale process, including the parties that had withdrawn from the sale process and the preliminary proposals received from EQT, Party F, Party G, Party J and Party K. The Special Committee noted that Party J had proposed the highest price and made a request for an expense reimbursement arrangement. The Special Committee then discussed EQT’s offer, and representatives of Moelis expressed that they believed that EQT, given its interest in the Company since as early as late 2023 and the fact that EQT had done the most amount of due diligence to date, among other reasons, may be able to increase its offer price. Representatives of Moelis also discussed with the Special Committee their judgment that, based on their conversations with representatives of each of Party F (with an initial offer price of $5.75), Party G (with an initial offer price in the range of $5.75 to $6.00) and Party K (with an initial offer price of $5.30), they did not believe that any of Party F, Party G or Party K would be able to increase their offer price. Following these discussions and deliberations, the Special Committee directed Moelis to coordinate with J.P. Morgan to encourage EQT to resubmit its proposal with a higher offer price in order to remain in the sale process. Representatives of Moelis also informed the Special Committee that it still expected Party B to submit a proposal. At the meeting, the Special Committee also directed representatives of Freshfields to draft an expense reimbursement agreement that could be shared with Party J at a later date.
On July 9, 2024, representatives of J.P. Morgan, consistent with the instructions provided by the Special Committee, had a discussion with a representative of EQT regarding its preliminary, non-binding offer and urged EQT to improve its offer price in order to remain in the sale process.
On July 10, 2024, the Special Committee held a meeting with representatives of each of Moelis, Freshfields, TPG, KKR, J.P. Morgan and Latham in attendance to discuss the proposals that had been received to date, as well as the inbound inquiries of interest from Party L and Party M. With respect to the proposals, the Special Committee considered a number of factors, including (i) Party K had provided the lowest offer price, and was unlikely to increase its offer price, (ii) Party F’s proposal was less compelling than Party G’s as Party G’s included a range (where its low end was Party F’s offer price) and it was unlikely that Party F would increase its offer price (iii) that Party B was expected to submit its proposal in the coming days, (iv) that the Special Committee believed that EQT could increase its price and representatives of J.P. Morgan had encouraged EQT to do so and (v) Party J’s proposal had the highest offer price, but Party J had requested an expense reimbursement arrangement. Following these discussions and deliberations, the Special Committee directed representatives of Moelis and J.P. Morgan to terminate discussions with Party F and Party K and reach out to EQT and Party B to check the status of its re-bid and initial proposal, respectively. The Special Committee determined to make a decision with respect to the proposal from Party G following the receipt and review of the proposal from Party B. With respect to Party L, representatives of Moelis informed the Special Committee that Party L was only interested in potentially partnering with another potential bidder, and as such, the Special Committee determined that Party L was unlikely to make a proposal to acquire the entire Company. The Special Committee also directed Moelis to send representatives of Party M the draft NDA that was provided to the other counterparties so that Party M could commence its due diligence on the Company.
Also on July 10, 2024, representatives of Moelis and J.P. Morgan, at the direction of the Special Committee, had a discussion with a representative of EQT regarding EQT’s potential to improve its offer price.
Also on July 10, 2024, representatives of Party B held a call with representatives of Moelis and J.P. Morgan, where representatives of Party B stated that Party B intended to submit a proposal during the coming days.
Also on July 10, 2024, representatives of Moelis and J.P. Morgan contacted the financial advisor of Party K to inform them that the Special Committee was terminating discussions with Party K with respect to the sale process. At no time during the sale process did Party K submit a revised bid or otherwise seek to re-engage regarding a potential acquisition of the Company.
On July 11, 2024, representatives of Moelis sent representatives of Party M the draft NDA.
Also on July 11, 2024, representatives of Moelis contacted Party F to inform Party F that the Special Committee was terminating discussions with it with respect to the sale process. At no time during the sale process did Party F submit a revised bid or otherwise seek to re-engage regarding a potential acquisition of the Company.
On July 12, 2024, Party B submitted a written, preliminary, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price range of $6.00 – $6.25 in cash per share.
On July 13, 2024, EQT submitted a revised, non-binding offer for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price range of $6.40 – $6.90 in cash per share.
On July 15, 2024, the Special Committee held a meeting with representatives of each of Moelis and Freshfields in attendance. Representatives of Freshfields reviewed with the Special Committee a summary of two draft Merger Agreements (one for financial sponsor bidders, and one for strategic bidders) and voting agreement (to be executed by TPG and KKR undertaking, among other things, to vote for the approval and authorization of the Merger Agreement) prepared by Freshfields that contemplated, among other things, a company termination fee equal to 2.0% of the transaction equity value payable by the Company in the event the Merger Agreement was terminated under certain circumstances, customary “no shop” provisions and a “hell or high water” regulatory commitment by the buyer to obtain the required regulatory approvals to close the transaction. Following such review, the Special Committee directed Freshfields to finalize the draft Merger Agreement and voting agreement and Moelis to provide the applicable draft Merger Agreement and voting agreement to the potential bidders participating in the second round of the sale process. At the meeting, representatives of Moelis also discussed the status of the sale process as well as the various proposals that had been received to date (including the revised proposal from EQT and the initial proposal from Party B).
Also on July 15, 2024, the Special Committee held a meeting with representatives of each of Moelis, Freshfields, TPG, KKR, J.P. Morgan and Latham in attendance to discuss the proposals from EQT, Party B, Party G and Party J. Representatives of Moelis discussed with the Special Committee their judgment that, based on their conversations with representatives of Party B, they did not believe that Party B would be able to increase its offer price. The Special Committee considered a number of factors, including that (i) it was unlikely that either Party B or Party G would increase their offer prices, (ii) EQT and Party J had provided the highest offer prices and both had shown considerable interest in acquiring the Company (and as such, their offers were the most compelling) and (iii) Party M was continuing to evaluate the Company and might submit a proposal. Following these discussions and deliberations, the Special Committee directed Moelis and J.P. Morgan to terminate discussions with Party B and Party G. The Special Committee also directed Moelis and J.P. Morgan to advance EQT and Party J to the second round of the sale process.
On July 16, 2024, a representative of Moelis, at the direction of the Special Committee, granted representatives of each of EQT and Party J access to the Virtual Data Room (“VDR”) containing confidential due diligence information relating to the Company, vendor financial and tax due diligence reports, drafts of the Merger Agreement and voting agreement and shared the round two process letter, highlighting the deadline of the final proposal submission on August 23, 2024 at 5:00 pm. At the direction of the Special Committee, representatives of Moelis also sent Party J a draft of the expense reimbursement agreement that had been prepared by Freshfields. Also that day, representatives of Moelis and J.P. Morgan, at the direction of the Special Committee, contacted each of Party B and Party G, respectively, to inform them that the Special Committee was terminating discussions with them with respect to the sale process. At no time during the sale process did either Party B or Party G submit a revised bid or otherwise seek to re-engage regarding a potential acquisition of the Company.
Between July 22 and July 26, 2024, Company management and representatives of Moelis and the Company’s financial and tax advisors held various due diligence sessions with representatives of EQT, representatives of Morgan Stanley, and representatives of EQT’s financial and tax advisors.
On July 24, 2024, the Special Committee held a meeting with representatives of Freshfields, Moelis, TPG, KKR, J.P. Morgan and Latham in attendance. Representatives of Moelis provided a status update on discussions with EQT and Party J, and also indicated that Party M did not execute an NDA and they had not received any further communications from Party M. Representatives of Moelis also conveyed that they did not expect that Party M would make a proposal for the entire Company and that it was more likely that Party M would try to partner with another potential bidder if it was interested in a strategic transaction with the Company. The Special Committee also recounted the previous discussion that Party L was only interested in potentially partnering with another potential bidder. Following discussion and deliberation, the Special Committee instructed Moelis that further outreach to Party L and Party M was not necessary unless either EQT or Party J expresses an interest in partnering with another potential bidder (and neither EQT nor Party J had made such a request to date).
On July 24, 2024, Company management and representatives of each of Moelis and Freshfields held a legal due diligence session with representatives of Party J, representatives of Party J’s financial advisor and Party J’s legal advisors.
On July 26, 2024, Company management and representatives of each of Moelis and Freshfields held a legal and employment due diligence session with representatives of J.P. Morgan, EQT and Morgan Stanley and EQT’s legal advisors in attendance.
On July 27, 2024, representatives of Party J’s financial advisor informed representatives of Moelis and J.P. Morgan that Party J was no longer interested in acquiring the Company. At no time during the sale process did Party J submit a revised bid or otherwise seek to re-engage regarding a potential acquisition of the Company as a strategic transaction with the Company no longer fit its strategic priorities.
On July 29, 2024, at the direction of the Special Committee, the Company’s Chief Technology Officer held a technology due diligence session with representatives of each of Moelis and EQT and its advisors in attendance.

The next day, on July 30, 2024, at the direction of the Special Committee, the Company’s senior management held a management presentation with representatives of each of Moelis, J.P. Morgan and EQT and its advisors in attendance.
Following the management presentation and at the direction of the Special Committee, Company management and representatives of Moelis held additional due diligence sessions for representatives of EQT, on July 31, 2024, August 1, 2024, August 2, 2024 and August 12, 2024. In addition, during this period and the following week, at the direction of the Special Committee, Moelis and Company management responded to EQT’s due diligence requests.
On August 1, 2024, each of Mr. Krishnan and Mr. Dische, separately, held diligence sessions with representatives of EQT. Mr. Krishnan, Mr. Dische and the representatives of EQT only discussed diligence matters at such meetings, and no terms of the potential transaction or post-closing employment arrangements were discussed.
Also on August 1, 2024, representatives of Party N reached out to a representative of Moelis to express preliminary interest in a strategic transaction involving the Company. At the direction of the Special Committee, on August 2, 2024, representatives of Moelis sent the draft NDA to representatives of Party N and the NDA was executed on August 6, 2024. Following the execution of the NDA, Party N received the confidential information memorandum, vendor model, the Consulting Firm’s vendor commercial due diligence report, as well as an extract of the round one process letter that stated the requirements to submit a proposal. Representatives of Moelis also informed representatives of Party N that the round two process letter had been distributed to other potential bidders contained a deadline to submit a proposal by August 23, 2024 at 5:00 pm.
On August 3, 2024, representatives of EQT and Ropes & Gray met with representatives of Freshfields, Latham, Moelis and J.P. Morgan via videoconference to discuss due diligence matters relating to the Shareholders’ Agreement.
On August 4, 2024, representatives of EQT and J.P. Morgan had a call to discuss process matters, including timing of a potential offer by EQT. Shortly thereafter, representatives of J.P. Morgan informed representatives of Moelis of the call. On August 5, 2024, a representative of Ropes & Gray and representatives of Freshfields had a call to discuss the same.
On August 8, 2024, the initial draft of the Company’s disclosure schedules to be delivered in connection with the Merger Agreement was made available to EQT through the VDR.
Later that evening, on August 8, 2024, EQT made a pre-emptive offer to the Special Committee—a written proposal for a potential transaction to acquire 100% of the Company’s fully diluted shares for a price of $6.70 in cash per share (the “EQT Proposal”). The EQT Proposal was conditioned on the acceptance by the Special Committee by August 10, 2024 at 9:00 pm of its terms and the execution of definitive agreements no later than August 12, 2024 at 9:00 pm. The EQT Proposal did not include a request for exclusivity. In connection with the EQT Proposal, EQT included markups to the Merger Agreement and voting agreement, as well as proposed drafts of the equity commitment letter and limited guarantee. The markup of the draft Merger Agreement proposed, among other things, a closing condition that no more than a certain percentage of Company shareholders exercise their dissenter rights in connection with the transaction (the “Dissenter Condition”), a minimum cash condition (the “Minimum Cash Condition”), restrictions on the Company’s use of certain cash in its bank accounts during the interim period (the “Cash Covenant”), the Company making certain representations as to the Shareholders’ Agreement (with such representations being treated as a fundamental representation for purposes of the closing condition) (the “Shareholders’ Agreement Fundamental Representations”), and a company termination fee equal to 4% of the transaction equity value of the Company payable by the Company in the event the Merger Agreement is terminated under certain circumstances.
Over the following week, until August 16, 2024, at the direction of the Special Committee, representatives of Freshfields and representatives of Ropes & Gray negotiated the terms of and continued to exchange drafts of the Merger Agreement, disclosure schedules, voting agreement, equity commitment letter and limited guarantee.
On August 9, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. At the meeting, representatives of Freshfields reviewed and discussed with the Special Committee key issues raised by EQT’s markup of the Merger Agreement. The Special Committee discussed these issues and the challenges of meeting the tight deadlines initially proposed in the EQT Proposal.
Also on August 10, 2024, Mr. Ferguson informed a representative of EQT that the Special Committee required additional time to review and respond to the EQT Proposal and indicated that the Special Committee may be able to provide feedback by August 11, 2024. The EQT representative accepted the revised timeline and also requested that the Special Committee (on behalf of the Company) and EQT enter into an exclusivity agreement. No agreement to select EQT as the exclusive bidder was reached at that time. As preliminary feedback, Mr. Ferguson highlighted that an issue in EQT’s markup of the draft Merger Agreement was the Dissenter Condition. Following the meeting, representatives of Ropes & Gray sent a draft of the exclusivity agreement to representatives of Freshfields (which, at the direction the Special Committee, representatives of Freshfields negotiated with representatives of Ropes & Gray over the following days).
In the morning of August 11, 2024, at the direction of the Special Committee, representatives of Freshfields and Latham held a call with representatives of Ropes & Gray to discuss certain key issues raised by EQT’s markup of the Merger Agreement. On the call, representatives of Ropes & Gray indicated that EQT was also proposing in the Merger Agreement closing conditions to the transaction relating to the receipt of regulatory approvals in Vietnam and Singapore (the “Regulatory Conditions”). Representatives of Freshfields provided an update to the Special Committee following the call.
Later that morning, on August 11, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. At the meeting, representatives of Moelis reviewed Moelis’ preliminary financial analysis of the EQT Proposal with the Special Committee, using the June Forecasts (which Special Committee had approved for use by Moelis in its financial analysis of the Company and EQT Proposal). Representatives of Freshfields also recounted for the Special Committee the key issues identified relating to the Merger Agreement, and the Special Committee provided guidance to Freshfields for its markup of the Merger Agreement. The Special Committee also discussed under what conditions it would accept entering into an exclusivity agreement with EQT and directed Mr. Ferguson to reach out to EQT to convey the Special Committee’s feedback on the Merger Agreement, as well as a proposal with respect to exclusivity.
Later that morning, on August 11, 2024, Mr. Ferguson held a call with a representative of EQT to discuss feedback on EQT’s proposal. Mr. Ferguson discussed with the representative of EQT that the key outstanding issues in the draft merger agreement were the Dissenter Condition, the Minimum Cash Condition, the Cash Covenant, the Shareholders’ Agreement Fundamental Representations and the Regulatory Conditions. Mr. Ferguson also informed the EQT representative that the Special Committee would consider entering into exclusivity with EQT if EQT increased its proposal to $7.08 per share and agreed to remove from the Merger Agreement the Dissenter Condition, the Minimum Cash Condition, the Cash Covenant, the Shareholders’ Agreement Fundamental Representations and the Regulatory Conditions. The EQT representative rejected this proposal and also informed Mr. Ferguson that EQT was not able to increase its offer price of $6.70 per share. No agreement to select EQT as the exclusive bidder was reached at that time.
Following the call, that same morning, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. At the meeting, a representative of Freshfields reviewed with the Special Committee the regulatory regimes relevant for evaluating the Regulatory Conditions. The Special Committee also recounted the guidance it provided to Freshfields for its markup of the Merger Agreement.
In the afternoon of August 11, 2024, representatives of Freshfields provided representatives of Ropes & Gray with a revised draft Merger Agreement reflecting the direction of the Special Committee. The revised draft did not include the Dissenter Condition, the Minimum Cash Condition, the Cash Covenant, the Shareholders’ Agreement Fundamental Representations or the Regulatory Conditions. It also proposed a company termination fee equal to 3.0% of the transaction equity value of the Company.
In the morning of August 12, 2024, representatives of Ropes & Gray provided representatives of Freshfields with a revised draft Merger Agreement. The revised draft included the Regulatory Conditions, the Minimum Cash Condition and the Cash Covenant, as well as a reduced version of the Shareholders’ Agreement Fundamental Representations, and accepted the company termination fee equal to 3.0% of the transaction equity value of the Company included in the Freshfields draft of the Merger Agreement. It also included the Dissenter Condition, but noted that EQT was still considering its position on this issue.
In the afternoon of August 12, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. Representatives of Freshfields discussed with the Special Committee the remaining key issues in the Merger Agreement, namely the Dissenter Condition, the Regulatory Conditions, the Minimum Cash Condition and the Cash Covenant. After being briefed by Freshfields about the nature of the relevant regulatory approvals with respect to the Regulatory Condition, the Special Committee decided that it would be appropriate to accept EQT’s request to include the Regulatory Condition. The Special Committee also decided that it would be appropriate to accept the Shareholders’ Agreement Fundamental Representations, as reduced in Ropes & Gray’s most recent draft of the Merger Agreement.
Later that afternoon, on August 12, 2024, representatives of each of Moelis, Freshfields, J.P. Morgan, Latham, EQT, Morgan Stanley and Ropes & Gray held a call to discuss the certain remaining key issues in the Merger Agreement.
Also throughout August 12, 2024, Mr. Ferguson and representatives of EQT, KKR and TPG communicated and discussed the aforementioned remaining key issues in the Merger Agreement. The representative of EQT also informed Mr. Ferguson that EQT was willing to negotiate for a short period beyond the initial deadline that was provided in the EQT Proposal (i.e., August 12, 2024 at 9:00 pm).
Later that evening, on August 12, 2024, representatives of Ropes & Gray proposed to Freshfields retaining the Cash Covenant in the Merger Agreement as an alternative to the Minimum Cash Condition.
From August 13, 2024 to August 15, 2024, at the direction of the Special Committee, representatives of Freshfields and representatives of Ropes & Gray continued to exchange drafts of the Merger Agreement.
On August 13, 2024, representatives of each of the Special Committee, TPG, KKR, Freshfields, Latham, EQT and Ropes & Gray had a call to discuss the remaining key issues in the Merger Agreement, which were the Dissenter Condition and the Cash Covenant.
Over the course of August 13, 2024, representatives of each of Moelis and Freshfields reviewed the Cash Covenant with the Special Committee. After being briefed by representatives of Moelis and Freshfields and Company management (including with respect to the Company’s anticipated cash flows during the interim period), the Special Committee decided that it would be appropriate to accept EQT’s proposal to retain the Cash Covenant in the Merger Agreement as an alternative to the Minimum Cash Condition and directed Freshfields to negotiate the terms of the Cash Covenant with Ropes & Gray.
Following this discussion, on the evening of August 13, 2024, Mr. Ferguson and representatives of TPG, KKR and EQT had a call to discuss key open issues in the Merger Agreement and next steps. The parties agreed to reconvene the following morning.
In the morning of August 14, 2024, Mr. Ferguson and representatives of TPG, KKR and EQT had a call. On the call, representatives of EQT conveyed to Mr. Ferguson, TPG and KKR that EQT’s $6.70 offer price was best and final, agreed to remove the Dissenter Condition from the Merger Agreement and requested that the Company enter into an exclusivity agreement, failing which the EQT Proposal would expire shortly. Also on August 14, 2024, a representative of J.P. Morgan held a call with a representative of EQT where EQT confirmed that its $6.70 offer price was best and final. Shortly thereafter, representatives of J.P. Morgan conveyed this message to representatives of Moelis.
Later that morning, the Special Committee met with representatives of Moelis and Freshfields in attendance. The Special Committee determined that it should move forward with the EQT Proposal if Party N is unable to make a compelling proposal for the Company in the near future. As such, the Special Committee directed Moelis to reach out to Party N for a status update and to report back afterwards.
Following the meeting, the Special Committee notified the Company management team that the Special Committee intended to move forward with the EQT Proposal (subject to the response from Party N). Mr. Ferguson, at the direction of the Special Committee, also shared this message with representatives of TPG and KKR.
In addition, following the meeting and at the direction of the Special Committee, representatives of Moelis held a call with representatives of Party N, where representatives of Party N informed the Moelis representatives that they were still in the early stages of their review of the Company and also indicated that Party N may only be interested in partnering with another potential bidder (as opposed to making a proposal to acquire the entire Company). Representatives of Moelis conveyed this message to the Special Committee.
Also on August 14, 2024, Moelis provided the Special Committee with customary relationship disclosures regarding Moelis’ relationships with EQT. Freshfields also provided the Special Committee with customary relationship disclosures regarding Freshfields’ relationships with EQT. The Special Committee reviewed such disclosures and determined that the facts and circumstances identified in such disclosures would not limit the ability of Moelis or Freshfields to fulfill its responsibilities as financial advisor or legal advisor, respectively, to the Special Committee in connection with this engagement.
Later that day, on August 14, 2024, the Special Committee notified representatives of TPG and KKR that the Special Committee intended to continue to move forward with the EQT Proposal. Shortly thereafter, representatives of TPG and KKR also confirmed TPG’s and KKR’s intention to support the EQT Proposal if agreement on a definitive Merger Agreement could be reached.
Immediately following these discussions, on August 14, 2024, Mr. Ferguson and representatives of each of TPG and KKR notified representatives of EQT that the Special Committee, TPG and KKR intended to move forward with the EQT Proposal and enter into an exclusivity agreement shortly thereafter while the transaction documents were finalized.
On August 15, 2024, representatives of Freshfields and representatives of Ropes & Gray exchanged drafts of the Merger Agreement and other transaction documents, which reflected the positions on the key issues that had been agreed among the Special Committee and EQT. Immediately after, the Special Committee (on behalf of the Company), TPG and KKR entered into an exclusivity agreement with EQT.
Also, on August 15, 2024, at the direction of the Special Committee, members of Company management held a call with representatives of EQT to discuss the communications strategy with respect to the Transactions.
In the morning of August 16, 2024, representatives of Freshfields shared execution versions of the Merger Agreement and other transaction documents with representatives of Ropes & Gray and Latham.
Later that morning, on August 16, 2024, the Special Committee met with representatives of each of Moelis and Freshfields in attendance. Representatives of Freshfields provided the Special Committee with an update on the final terms of the Merger Agreement and the voting agreements and reviewed with the Special Committee the framework for evaluating these agreements and the process that led to these agreements. Representatives of Moelis reviewed with the Special Committee Moelis’ financial analysis of the EQT Proposal and rendered Moelis’ oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Moelis’ written opinion dated August 16, 2024) to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in the written opinion, the Per Share Merger Consideration of $6.70 per share and set forth in the Merger Agreement to be received by holders of Company ordinary shares was fair, from a financial point of view, to such holders, other than Excluded Holders. Following further discussion, the Special Committee unanimously, among other things, (a) determined, and recommended that the Board determine, that it is fair to, and in the best interests of, the Company and its shareholders to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) recommended that the Board determine to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; and (c) recommended that the Board direct that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval.
Shortly after the meeting of the Special Committee, the Board of Directors met with members of the Company’s management and representatives of each of Moelis and Freshfields in attendance. Mr. Ferguson presented the Special Committee’s recommendations to the Board of Directors. Representatives of Freshfields provided the Board of Directors with an update on the final terms of the Merger Agreement. Representatives of Moelis reviewed with the Board of Directors its financial analysis of the EQT Proposal and recounted that they had provided Moelis’ oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Moelis’ written opinion dated August 16, 2024) to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth in the written opinion, the Per Share Merger Consideration of $6.70 per share and set forth in the Merger Agreement to be received by holders of Company ordinary shares was fair, from a financial point of view, to such holders, other than Excluded Holders. After discussion, the Board of Directors, acting on the recommendation of the Special Committee, unanimously, among other things, (a) determined that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents; (b) approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth therein;

(c) determined to recommend the approval by the shareholders of the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; and (d) directed that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval.
Later on the same day, the Company, Parent and Merger Sub executed the Merger Agreement, the Supporting Shareholders and Parent executed the voting agreements, Parent and affiliates of EQT executed the equity commitment letter and affiliates of EQT executed the limited guarantee. At 3:36 pm that day, the Company and EQT issued a press release announcing the Merger and the execution of the Merger Agreement.
Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors
For purposes of this section, each of “Takeover Proposal,” “Superior Proposal” and “Acceptable Confidentiality Agreement” is defined in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change in Recommendation.”
Recommendation of the Special Committee
In evaluating the Merger Agreement and the Transactions, including the Merger, the Special Committee consulted with its financial advisor, Moelis, and its legal advisor, Freshfields, and, where appropriate, with members of Company management. At the conclusion of its review, the Special Committee unanimously:
•
determined and recommended that the Board of Directors determine, that it is fair to, and in the best interests of, the Company and its shareholders to enter into the Merger Agreement, the Plan of Merger and the Transaction Documents;

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recommended that the Board of Directors determine to recommend the approval and authorization of the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, the Transaction Documents and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Extraordinary General Meeting; and

•
recommended that the Board of Directors direct that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Extraordinary General Meeting for their approval.

In the course of reaching its determination and making its recommendations, the Special Committee considered the following non-exhaustive list of material factors, which are not presented in any relative order of importance and each of which the Special Committee viewed as being generally supportive of its determination and recommendations to the Board of Directors:
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Solicitation Process Prior to Merger Agreement. The Special Committee’s process for soliciting and responding to proposals from potential bidders in an effort to obtain the best value reasonably available to the Company shareholders, including the fact that 19 counterparties (including EQT) were contacted in such process to solicit interest in a potential transaction with the Company, 14 of which entered into non-disclosure agreements with the Company and were provided with an opportunity to conduct due diligence, including reviewing the June Forecasts. In addition, nine counterparties (including EQT) held management meetings, and two counterparties (including EQT) held diligence sessions with Company management. The Special Committee also considered the fact that the Per Share Merger Consideration of $6.70 per share was greater than offer price contained in the proposal submitted by any other counterparty in the sale process (other than Party J, who withdrew from the process). The Special Committee also took into account the publication of the Bloomberg Article, which provided any third party not otherwise contacted by the Special Committee, the Company or its representatives wishing to engage in discussions with the Company an opportunity to put forward a compelling proposal. The Special Committee also considered that Party N, on August 14, 2024, had indicated that it was still in the early stages of its review of the Company and may only be interested in partnering with another potential bidder (as opposed to making a proposal to acquire the entire Company).

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Potential Strategic Alternatives. The assessment of the Special Committee that none of the possible alternatives to the Merger (including continuing to operate the Company as a stand-alone company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company shareholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for the Company shareholders, taking into account execution risks as well as business, financial, industry, competitive and regulatory risks. The Special Committee also considered the fact that, prior to the approval of the Merger Agreement by the shareholders of the Company, the Merger Agreement permits the Company to enter into discussions and negotiations with, and provide due diligence access to, any person that makes a Takeover Proposal, subject to certain restrictions and procedures imposed by the Merger Agreement, and permits the Company, subject to compliance with match rights of Parent and payment to Parent of a termination fee of $33,622,295, to terminate the Merger Agreement to enter into an agreement that represents a proposal that is superior to the Merger Agreement (as described in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change in Recommendation”).
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Certainty of Value. The consideration to be received by the Company shareholders in the Merger consists entirely of cash, which provides the Company shareholders certainty of value and immediate liquidity at an attractive price measured against the ongoing business and financial execution risks of the Company’s business plan and its continued operations as a stand-alone public company and allows the Company shareholders to realize that value immediately upon the consummation of the Merger, while eliminating long-term business and execution risk. In that regard, the Special Committee noted that the amount of cash to be received for each outstanding share of Company ordinary share is fixed and will not be reduced if the share price of Company ordinary shares declines prior to the Effective Time.

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Best Value Reasonably Obtainable. The belief of the Special Committee that the Per Share Merger Consideration of $6.70 per share represented EQT’s best and final offer and the best value that the Company could reasonably obtain for the shares of Company ordinary shares from EQT, taking into account (i) EQT’s statements and reputation as a financial sponsor; (ii) EQT’s familiarity with the Company’s business, operations, financial condition, current business strategy and future prospects, given that EQT had expressed interest in acquiring the Company as early as late 2023 and conducted extensive due diligence on the Company; (iii) the Special Committee’s assessment, which included consultation with its financial advisor, Moelis, that other parties did not have sufficient interest in, or capability to, acquire the Company at a higher price, including based on the regulatory, financing and other execution risks applicable to, and statements to Moelis by, each party; and (iv) the Special Committee’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of the Company on a historical and prospective basis and its assessment of associated risks, including execution risks with respect to the Company’s business plan. The Special Committee believed that, after negotiations at the direction of the Special Committee and with the assistance of experienced independent legal and financial advisors, the Special Committee obtained the best terms and highest price that EQT or any other counterparty whom the Special Committee had solicited interest from was willing to pay for a transaction with the Company, pursuant to a thorough process and that further negotiations were not likely to result in a higher price than the Per Share Merger Consideration of $6.70 per share. The Special Committee also considered that the Per Share Merger Consideration of $6.70 per share constitutes a significant premium to recent per share trading prices for Company ordinary shares, including (i) a premium of approximately 51.9% to the closing price of Company ordinary shares on May 21, 2024, the last trading day prior to the publication of the Bloomberg Article (the “Unaffected Share Price Date”) and (ii) a premium of approximately 75.4% to the Company’s 30-day volume weighted average trading price on the Unaffected Share Price Date.

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Loss of Opportunity. The possibility that, if the Special Committee declined to recommend that the Board of Directors approve the Merger Agreement, there may not be another opportunity for the Company shareholders to receive a comparably priced offer with a comparable level of closing certainty. The Special Committee also considered EQT’s position that the EQT Proposal was its best and final offer (as described in the section of this proxy statement captioned “—Background of the Merger”), and that EQT had been the most engaged potential bidder throughout the Special Committee’s process and was the only potential bidder who was invited to participate in the second round in the sale process remaining in the process. The 52-week high and low closing share prices of the Company ordinary shares prior to the Unaffected Share Price Date was $4.65 and $3.15, respectively, which is lower than the Per Share Merger Consideration of $6.70 per share.

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Financial Condition, Results of Operations and Prospects of the Company; Risks of Execution. The Special Committee considered the current, historical and projected financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if it were to remain a stand-alone public company. The Special Committee considered the Company’s then-current business plan, including management’s then-current estimated projections of the Company’s financial prospects, as reflected in the June Forecasts (as discussed further in the section of this proxy statement captioned “—Certain Financial Forecasts”). The Special Committee also considered the Company’s then-current business plan and the potential opportunities and risks to achieving the business plan, including, among other things, the assumptions underlying the June Forecasts.
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Opinion of Moelis. The oral opinion of Moelis delivered to the Special Committee on August 16, 2024 (which was subsequently confirmed in writing by delivery of Moelis’ written opinion dated August 16, 2024), that the Per Share Merger Consideration of $6.70 per share pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Company ordinary shares, other than Excluded Holders, based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion of Moelis, dated that same date, and the related financial analyses presented by Moelis to the Special Committee, as more fully described below under the section of this proxy statement captioned “—Opinion of Moelis & Company LLC.”

•	Negotiations with EQT and Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, which was the product of arm’s-length negotiations, including:
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the Company’s ability, under certain circumstances, to enter into discussions with, furnish information to, and conduct negotiations with, third parties submitting Takeover Proposals, subject to certain restrictions and procedures imposed by the Merger Agreement (as described in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change in Recommendation”);

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the ability of the Board of Directors, acting upon the recommendation of the Special Committee, and the Special Committee’s ability, in each case under certain circumstances, to withhold or withdraw the recommendation that the Company’s shareholders vote in favor of the approval and authorization of the Merger Agreement (as described in the section of this proxy statement captioned “The Merger Agreement—No Solicitation; Change in Recommendation”);

○
the Company’s ability, acting upon the recommendation of the Special Committee and approval by the Board of Directors, under certain circumstances, to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as described in the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement”);

○
the remedies available to the Company under the Merger Agreement in the event the Merger is not consummated, including monetary damages and the ability of the Company to seek specific performance of Parent’s and Merger Sub’s obligations under the Merger Agreement, as well as the fact that the Company’s right to seek specific performance is not conditioned on the availability of any financing;

○
the terms of the Equity Commitment Letter, under which the Guarantors are committing to fund the Equity Financing as contemplated by the Merger Agreement and the Equity Commitment Letter (including the Company’s third-party beneficiary rights to cause Parent to enforce the Guarantors’ commitment to fund the Equity Financing under the Equity Commitment Letter in accordance with its terms and the terms of the Merger Agreement);

○	the terms of the Limited Guarantee, under which the Guarantors are guaranteeing the full amount of Parent’s and Merger Sub’s damages payment obligations under the Merger Agreement;
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the terms of the Merger Agreement provide the Company with sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Merger or the termination of the Merger Agreement; and

○	the scope of the representations, warranties and covenants being made by the Company.

•	Likelihood of Consummation. The high degree of certainty that the Closing would be achieved in a timely manner, based on, among other matters:
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the limited conditions to EQT’s obligation to consummate the Merger as provided by the Merger Agreement, and which, in the case of the condition related to the accuracy of the Company representations and warranties, is generally subject to a Material Adverse Effect qualification;

○	the absence of a financing condition;
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no anticipated substantive issues expected in connection with the required regulatory approvals and the obligation of Parent and Merger Sub to use reasonable best efforts to take all actions necessary to consummate the Transactions in the face of any regulatory challenges, including by agreeing to divest assets or businesses of the Company;

○
the fact that the Supporting Shareholders (who collectively hold approximately 56.0% of the voting power of the outstanding Company ordinary shares as of the Share Record Date) have duly executed and entered into Support Agreements, pursuant to which they agreed to, among other things, vote in favor of the approval and authorization of the Merger Agreement subject to the terms and conditions set forth therein;

○	the generally customary nature of the representations, warranties and covenants of Parent and Merger Sub in the Merger Agreement;
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the Company’s ability to specifically enforce Parent’s and Merger Sub’s obligations under the Merger Agreement in accordance with its terms and to cause the Equity Financing to be funded as contemplated by the Merger Agreement and the Equity Commitment Letter; and

○	EQT’s business reputation and financial resources (including its equity financing sources), which provided the Special Committee comfort that EQT would be able to consummate the transaction.
•	Dissenters’ Rights. Dissenters’ rights are available to the Company’s shareholders upon validly dissenting from the Merger in accordance with Sections 238 and 239 of the Companies Act.
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Current and Historical Market Prices. The current and historical market prices of Company ordinary shares, including as set forth in the section of this proxy captioned “—Opinion of Moelis & Company LLC,” taking into account the trading price of Company ordinary shares relative to those of other industry participants and general market indices and current industry, regulatory, economic and market conditions, trends and cycles.

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Independence. The Special Committee is comprised of directors who are independent (for purposes of serving on the Special Committee), disinterested and not affiliated with, and are independent of, EQT, TPG, KKR and REA or any of the potential participants in a Potential Transaction and who are otherwise disinterested and independent with respect to a Potential Transaction, other than as discussed in the section of this proxy statement captioned “—Interests of the Company’s Directors and Executive Officers in the Merger.”

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Negotiating Authority. The fact that, pursuant to the resolutions of the Board of Directors forming the Special Committee, the Board of Directors delegated to the Special Committee, to the extent permitted by applicable law, authority over, inter alia, (i) any process relating to a Potential Transaction, including over whether to commence any such process, (ii) the negotiation and structuring of any Potential Transaction that may arise from any such process, and (iii) the rejection or recommendation of any Potential Transaction.

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Prior Special Committee Recommendation Required. The Board of Directors was not permitted to approve a Potential Transaction without the prior favorable recommendation of such transaction by the Special Committee.

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Active Involvement and Oversight. The regular meetings held by the Special Committee over a six-month period (with its legal and financial advisors present) to discuss and evaluate, among other things, the process for exploring a Potential Transaction, the proposals from various participants in the sale process and the EQT Proposal, and the Special Committee’s active oversight of the negotiation process. The Special Committee was actively engaged in this process on a regular basis and was provided with full access to Company management in connection with the evaluation process.

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Independent Advice. The Special Committee selected and engaged its own legal advisor (Freshfields) and financial advisor (Moelis) and received the advice of such advisors throughout its review, evaluation and negotiation of a Potential Transaction.

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No Obligation to Recommend. The recognition by the Special Committee that it had no obligation to recommend to the Board of Directors the approval of the Merger or any other transaction and had the authority to reject any proposals made.

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following non-exhaustive list of countervailing factors and risks concerning the Merger Agreement and the Transactions, including the Merger, which are not presented in any relative order of importance:
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No Stockholder Participation in Future Growth or Earnings. The nature of the Merger as a cash transaction means that the Company will no longer exist as an independent public company and Company shareholders will not participate in the Company’s future earnings or growth and will not benefit from any appreciation in value of the Company. The Special Committee considered the other potential alternative strategies available to the Company as a stand-alone public company, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.

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No-Shop Restrictions. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the Company to negotiate with parties who submit an unsolicited Takeover Proposal and terminate the Merger Agreement to accept a Superior Proposal, and then only upon the payment of a termination fee by the Company to EQT).

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Risk Associated with Failure to Consummate the Merger. The possibility that the Merger might not be consummated, and if it is not consummated, that: (i) the Company’s directors, management team and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of the Company during the pendency of the Merger; (ii) the Company will have incurred significant transaction and other costs; (iii) the Company’s continuing business relationships with customers, vendors, business partners and employees may be adversely affected, which could include the loss of key personnel; (iv) the trading price of Company ordinary shares could be adversely affected; (v) the contractual and legal remedies available to the Company in the event of the breach or termination of the Merger Agreement may be insufficient, costly to pursue, or both; and (vi) the failure of the Merger to be consummated could result in an adverse perception among our customers, potential customers, vendors, employees and investors about the Company and its prospects.

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Regulatory Risks. The possibility that regulatory agencies may delay, object to, challenge or seek to enjoin the Merger, or may seek to impose terms and conditions on their approvals that are not acceptable to EQT, notwithstanding its obligations under the Merger Agreement.

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Impact of Interim Restrictions on the Company’s Business Pending the Completion of the Merger. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, including covenants that the Company use commercially reasonable efforts to operate in the ordinary course of business and refrain from taking certain actions without Parent’s consent, which may delay or prevent the Company from undertaking strategic initiatives before the completion of the Merger that, absent the Merger Agreement, the Company might have pursued.

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Outside Date. The fact that the Merger has a potential outside date as late as nine months from the signing date of the Merger Agreement and that there is no interest payable on the Per Share Merger Consideration of $6.70 per share or adjustment for inflation or any other purchase price adjustment, and the purchase price is fixed regardless of the performance of the Company during the pendency of the Transactions.

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Closing Conditions and Termination Rights. The conditions to the obligations of Parent to complete the Transactions and the right of Parent to terminate the Merger Agreement under certain circumstances.

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Effects of the Merger Announcement. The possible effects of the public announcement of the Merger, including the: (i) effects on the Company’s employees, customers, operating results and stock price; (ii) impact on the Company’s ability to attract and retain key management, sales and marketing, and technical personnel; and (iii) potential for litigation in connection with the Merger.

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Termination Fee Payable by the Company. The requirement that the Company pay Parent a termination fee of $33,622,295 (representing approximately 3.0% of the equity value implied by the Merger) under certain circumstances following termination of the Merger Agreement, including if the Company terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the Board of Directors or a committee thereof changes its recommendation (as further described in this proxy statement under the section captioned “The Merger Agreement—Termination Fees”).

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Cap on EQT Liability. That the Merger Agreement provides that the maximum aggregate liability of Parent and Merger Sub for breaches under the Merger Agreement or the Equity Commitment Letter may not exceed $112,074,317.

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Taxable Consideration. The receipt of cash in exchange for shares of Company ordinary shares in the Merger will be a taxable transaction for U.S. federal income tax purposes and likely will be taxable to the Company’s shareholders who are subject to taxation under applicable laws of other jurisdictions.

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Interests of the Company’s Directors and Executive Officers. The interests that the Company’s directors and executive officers may have in the Merger, which may be different from, or in addition to, those of the other Company shareholders, as further described in this proxy statement under the section captioned “—Interests of the Company’s Directors and Executive Officers in the Merger.”

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Voting Obligations of Supporting Shareholders. The Supporting Shareholders are party to the Support Agreements, pursuant to which they agreed to, among other things, vote in favor of the authorization and approval of the Merger Agreement subject to the terms and conditions set forth therein, and that those obligations do not automatically terminate in the event that the Board of Directors or a committee thereof modifies, changes or withdraws its recommendation with respect to the Transactions, including the Merger.

•	Transaction Costs. The Company has incurred and will incur substantial costs in connection with the Transactions, including the Merger, even if such Transactions are not consummated.
The Special Committee concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and the Transactions, including the Merger, were outweighed by the potential benefits of the Merger Agreement and the Transactions, including the Merger.
Recommendation of the Board of Directors
Acting upon the unanimous recommendation of the Special Committee and on the basis of the other factors described above, the Board of Directors unanimously:
•	determined that that the Merger Agreement, the Plan of Merger and the Transaction Documents are fair to and in the best interests of, the Company and its shareholders;
•	approved the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the Transactions;
•
determined to recommend the approval by the shareholders of Company of the Merger Agreement, the Plan of Merger and the Transaction Documents and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth in the Merger Agreement; and

•	directed that the Merger Agreement, Plan of Merger and the Transactions be submitted to the Company shareholders at the Extraordinary General Meeting for their approval.
In the course of reaching its determination and making its recommendations, the Board of Directors considered the following non-exhaustive list of material factors and countervailing factors, which are not presented in any relative order of importance:
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Determinations of the Special Committee. The Special Committee’s analysis, conclusions and unanimous determination that it is fair to, and in the best interests of, the Company and its shareholders to enter into the Merger Agreement, Plan of Merger and the Transaction Documents.

•	Other Factors Considered by the Special Committee. The other material factors and countervailing factors considered by the Special Committee and listed above.

The Board of Directors concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and the Transactions, including the Merger were outweighed by the potential benefits of the Merger Agreement and the Transactions, including the Merger.
The foregoing discussion of the information and factors considered by the Special Committee and by the Board of Directors is not intended to be exhaustive and includes only the material factors considered. In light of the variety of factors considered by the Special Committee and by the Board of Directors and the complexity of these factors, neither the Special Committee nor the Board of Directors found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their respective determinations and recommendations. Moreover, each member of the Special Committee and of the Board of Directors applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors, and the recommendations, determinations and approvals, where applicable, by the Special Committee and the Board of Directors were based upon the totality of the information presented to, and considered by, the Special Committee and the Board of Directors, respectively. It should be noted that this explanation of the reasoning of the Special Committee and the Board of Directors and certain information in this section is forward-looking in nature and should be read in light of the factors set forth in the section captioned “Forward-Looking Statements.”
Opinion of Moelis & Company LLC
At a meeting of the Special Committee on August 16, 2024 to evaluate and approve the Merger, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 16, 2024, addressed to the Special Committee to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Per Share Merger Consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Company ordinary shares, other than Excluded Holders.
The full text of Moelis’ written opinion dated August 16, 2024, which sets forth the assumptions made, procedures followed, matters considered and other limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of the Special Committee (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Per Share Merger Consideration and does not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.
In arriving at its opinion, Moelis, among other things:
•	reviewed certain publicly available business and financial information relating to the Company;
•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by or on behalf of the Company or the Special Committee, including financial forecasts provided to or discussed with Moelis by the management of the Company;

•	reviewed information regarding the capitalization of the Company furnished to Moelis by the Company;
•
conducted discussions with members of the senior management and representatives of the Company and the Special Committee concerning the information described in the foregoing, as well as the business and prospects of the Company generally;

•	reviewed the reported prices and trading activity for Company ordinary shares;
•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;
•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;
•
considered the results of efforts by or on behalf of the Company, including by Moelis at the direction of the Special Committee, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company;

•	reviewed (i) a draft labeled “Execution Version” of the Merger Agreement and (ii) a draft labeled “Final Form” of the form of the Support Agreements;
•	participated in certain discussions and negotiations among representatives of the Company and Parent and their advisors; and
•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
In connection with its analysis and opinion, Moelis relied on the information supplied to, discussed with or reviewed by Moelis being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis also relied on the representation of the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, Moelis assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal.
Moelis’ opinion did not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or the Support Agreements or any aspect or implication of the Merger, except for the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Company ordinary shares, other than Excluded Holders. In rendering its opinion, Moelis assumed that the final executed form of the Merger Agreement and the Support Agreements would not differ in any material respect from the drafts that Moelis reviewed, that the Merger would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, that the representations and warranties of each party set forth in the Merger Agreement and the Support Agreements were accurate and correct, and that the parties to the Merger Agreement or the Support Agreements would comply with all the material terms of the Merger Agreement or the Support Agreements, as applicable. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that could not be material to Moelis’ analysis.
Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion. The credit, financial and stock markets have been experiencing unusual volatility and Moelis expressed no opinion or view as to any potential effects of such volatility on the Company, Parent or the Merger.
Moelis’ opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Per Share Merger Consideration from a financial point of view to the holders of Company ordinary shares, other than Excluded Holders. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Per Share Merger Consideration or otherwise.
Financial Analyses
The following is a summary of the material financial analyses presented by Moelis to the Special Committee at a meeting held on August 16, 2024, in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

For purposes of its analyses, Moelis reviewed a number of financial and operating metrics, including the following:
•
“Total Enterprise Value,” which is referred to as “TEV,” was calculated as (a) equity value (calculated (unless the context indicates otherwise) as market value of the relevant company’s diluted common equity (using the treasury stock method) based on its closing stock price on a specified date), plus (b) (i) net debt (calculated as debt, including finance leases, where applicable, less cash and cash equivalents, adjusted for restricted cash, where applicable) and (ii) book value of preferred stock and non-controlling interests, where applicable (in each of the foregoing cases as of the relevant company’s most recently reported quarter end or semi-annual report, where applicable).

•
“Adjusted EBITDA,” which is referred to as “Adj. EBITDA,” unless the context indicates otherwise, was generally calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization, adjusted for (x) company-defined non-recurring and non-cash items, (y) stock-based compensation, and (z) in the case of the Company, public company expense.

•
“LTM,” which refers to the latest twelve month period for which historical financial information was publicly available as of the relevant date, which in the case of the Company was the twelve-month period ended March 31, 2024.

•	“NTM,” which refers to the twelve month period immediately following the applicable LTM period, which in the case of the Company was the twelve-month period ending March 31, 2025.
•	“Unlevered Free Cash Flow” has the meaning given to such term in the section of this proxy statement captioned “—Certain Financial Projections.”
•
Unless the context indicates otherwise, Moelis calculated (a) TEV for the Company based on estimated net debt (excluding lease liabilities) as of June 30, 2024, and (b) per share amounts for Company ordinary shares based on diluted shares outstanding as of August 2, 2024, using the treasury stock method, adjusted to reflect the accelerated vesting of restricted stock units as set forth in the Merger Agreement.

All such information for the Company was provided by management of the Company. Unless the context indicates otherwise, Moelis performed the analyses below using the closing prices and historical, financial and operating data for the selected public companies based on publicly available information for each company as of August 12, 2024. Unless the context indicates otherwise, financial information for the Company was converted from Singapore dollars to U.S. dollars at an exchange rate of 0.75521x, the closing exchange rate on August 12, 2024.
Set forth below is a summary of the material financial analyses performed by Moelis in connection with its opinion.
Selected Publicly Traded Companies Analysis
Moelis reviewed financial and stock market information of 11 publicly traded companies engaged in the lead generation marketplace sector (the “Selected Public Companies”), in each case, whose operations Moelis believed, based on its experience and professional judgment, to be generally relevant in certain respects to the Company for purposes of Moelis’ analysis, and for which consensus Wall Street analyst estimates (such consensus estimates, the “Wall Street research”) were available. In selecting the Selected Public Companies, Moelis noted that the comparability of the Selected Public Companies to the Company were limited due to several factors, including the Company’s (i) geographic focus, (ii) end-market users, (iii) revenue growth, and (iv) Adj. EBITDA margin profile. As such, Moelis (i) focused on businesses that have similar end-market references, such as real estate, B2B and B2C activities and lending markets, (ii) focused on businesses that have similar business model references with relevant lead generation and advertising business models, (iii) considered businesses with comparable revenue scale, growth characteristics and Adj. EBITDA margin profiles and (iv) focused on businesses that have strong leadership positions in various geographies across the globe.
Moelis reviewed the TEV of each of the Selected Public Companies as a multiple of each of estimated revenue for calendar year 2024 (“CY2024E”) and estimated Adj. EBITDA for calendar year 2025 (“CY2025E”), based on Wall Street research available as of August 12, 2024. Moelis also reviewed corresponding information and corresponding multiples for the Company based on projections provided by Company management, using each of the Per Share Merger Consideration, the Company’s then-current share price (the “Current Share Price”), as well as the closing price of Company ordinary shares on May 21, 2024, the last trading day prior to the publication of the Bloomberg Article (the “Unaffected Share Price Date”). Financial data for the Selected Public Companies was based on public filings as of the relevant company’s most recently reported quarter end or semi-annual report, where applicable.

This data is summarized in the following table:

	TEV / CY24E Revenue	TEV / CY25E Adj. EBITDA
Selected Companies
REA Group Ltd	17.2x	26.0x
Zillow Group, Inc.	5.1x	17.7x
Auto Trader Group plc	12.0x	20.1x
CAR Group Limited	12.4x	16.6x
SEEK Limited	8.1x	14.7x
Scout24 SE	9.2x	12.9x
Rightmove plc	10.8x	13.6x
CarGurus, Inc.	3.0x	10.2x
Yelp Inc.	1.3x	5.2x
Domain Holdings Australia Limited	5.1x	11.4x
NerdWallet, Inc.	1.2x	6.0x
Mean	7.8x	14.0x
Median	8.1x	13.6x
The Company (at Per Share Merger Consideration)	6.8x	25.3x
The Company (Current Share Price)	5.1x	19.1x
The Company (Unaffected Share Price Date)	3.9x	14.4x

In reviewing the Selected Public Companies data for purposes of determining revenue and Adj. EBITDA multiple ranges for the Company, Moelis noted that (i) the current trading level of the Company reflects a sub-scale Adj. EBITDA margin profile, as well as limited trading liquidity given its ownership base, and (ii) the subgroup of the Selected Public Companies that also demonstrate sub-scale Adj. EBITDA margin performance with room for expansion included NerdWallet, Inc., CarGurus, Inc., Yelp Inc. and Zillow Group, Inc. With respect to revenue multiples, Moelis (i) selected a low end of revenue multiple ranges which focused on NerdWallet, Inc., Yelp Inc. and CarGurus, Inc., as well as the Company, but reflected a premium to current multiples in light of the Company’s expected growth and Adj. EBITDA margin improvement, and (ii) selected a high end of revenue multiple ranges that reflected a discount to Zillow Group, Inc., SEEK Limited and Domain Holdings Australia Limited in light of the benefits of scale, profitability and trading liquidity. With respect to EBITDA multiples, Moelis (i) selected a low end of EBITDA multiple ranges which reflected a discount to the Selected Public Company median, as the Company expands margins and shifts toward a normalized trading range, and (ii) selected a high end of EBITDA multiple ranges which reflected a discount to REA Group Ltd, Zillow Group, Inc. and Car Group Limited in light of the benefits of scale, profitability and trading liquidity.
Based on the foregoing and using its professional judgment, Moelis selected multiples ranges of 3.0x to 5.0x TEV/Revenue for CY2024E and 10.0x to 16.0x TEV/Adj. EBITDA for CY2025E (Moelis did not select a multiple range based on CY2024E Adj. EBITDA because it believed the Company’s CY2024E Adj. EBITDA is expected to be sub-scale and, accordingly, would not produce a meaningful reference range). Moelis then applied such multiples ranges to the corresponding financial data for the Company to derive ranges of implied TEVs for the Company. Moelis then derived implied per share reference ranges from the resulting implied TEV reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for Company ordinary shares, rounded to the nearest $0.05, as compared to the Per Share Merger Consideration:

Implied Per Share Reference Ranges Based On:
CY2024E Revenue	CY2025E Adj. EBITDA	Per Share Merger Consideration
$3.75 - $5.30	$3.50 - $4.75	$6.70

Selected Precedent Transactions Analysis
Moelis reviewed financial information of certain selected transactions announced since 2013 involving target businesses engaged in the online marketplace sector (the “Selected Precedent Transactions”) whose operations Moelis believed, based on its experience and professional judgment, were generally relevant in certain respects to the

Company for purposes of Moelis’ analysis. In selecting the Selected Precedent Transactions, Moelis noted that the comparability of the Selected Precedent Transactions to the Merger were limited due of several factors, including the Company’s (i) geographic focus, (ii) end-market users, (iii) revenue growth, and (iv) Adj. EBITDA margin profile. As such, Moelis (i) focused on businesses that have similar end-market references, such as real estate, B2B and B2C activities and lending markets, (ii) focused on businesses that have similar business model references with relevant lead generation and advertising business models, and (iii) considered businesses with comparable revenue scale, growth characteristics and Adj. EBITDA margin profiles.
Moelis reviewed implied TEV of each target business as a multiple of LTM revenue, NTM revenue and NTM Adj. EBITDA, in each case, as of immediately preceding announcement of the relevant transaction. Implied TEVs were based on the announced purchase prices paid for the target businesses, as well as publicly available LTM revenue, NTM revenue and/or NTM Adj. EBITDA for such target businesses.

This data is summarized in the following table(1)(2):

Announcement Date	Target	Acquiror	TEV / Revenue		TEV / Adj. EBITDA
			LTM	NTM	NTM
November 2023	Adevinta ASA	The Blackstone Group International Partners LLP / Permira Advisers LLP / General Atlantic Service Company, L.P.	7.7x	6.8x	17.6x
June 2020	58.com Inc.	General Atlantic Service Company, L.P. / Warburg Pincus LLC	3.6x	3.4x	16.6x
December 2019	Care.com, Inc.	IAC Inc.	2.4x	2.3x	NM
December 2019	AutoScout24 GmbH	Hellman & Friedman LLC	15.2x	NA	NA
November 2018	Trade Me Group Limited	Apax Partners LLP	10.3x	9.7x	14.7x
September 2018	XO Group Inc.	Permira Holdings LTD	5.0x	4.6x	21.4x
May 2018	ZPG plc	Silver Lake Technology Management, L.L.C.	9.0x	8.1x	20.6x
March 2018	SEEK Asia Investments Pte. Ltd.t	SEEK Limited	NA	NA	NA
November 2017	50.01% of SK Encarsales.com Ltd	CAR Group Limited (f/k/a carsales.com Limited)	NA	NA	22.8x
July 2017	WebMD Health Corp.	Internet Brands, Inc.	3.9x	3.8x	11.3x
July 2017	Bankrate Inc.	Red Ventures, LLC	3.0x	2.8x	11.1x
October 2016	Everyday Health, Inc.	j2 Global, Inc. / Ziff Davis, Inc.	1.8x	1.8x	8.8x
April 2016	Ancestry.com LLC	Silver Lake Technology Management, L.L.C. / GIC Private Limited	3.6x	NA	NA
June 2015	Dealertrack Technologies, Inc.	Cox Automotive, Inc.	4.8x	4.0x	19.3x
September 2014	Move, Inc.	News Corporation	3.8x	3.4x	NM
August 2014	Classified Ventures LLC	Gannett Co., Inc.	NA	NA	11.6x(3)
March 2014	Apartments.com business of Classified Ventures LLC	CoStar Group, Inc.	6.8x	NA	16.6x
January 2014	Auto Trader Group plc	Apax Partners LLP	NA	NA	NA
November 2013	70% of Scout24 Holding GmbH	Hellman & Friedman LLC	NA	NA	16.3x
Mean			5.8x	4.6x	16.1x
Median			4.4x	3.8x	16.6x
The Company			7.8x	6.5x	42.2x
(at Per Share Merger Consideration)

(1)	“NM” indicates data presented as non-meaningful because transactions have multiples greater than 80.0x TEV / Adj. EBITDA.
(2)	“NA” indicates data not available.
(3)	Based on expected revenue and Adj. EBITDA for 2014 at time of announcement.
In reviewing the Selected Precedent Transactions for purposes determining revenue and Adj. EBITDA multiple ranges for the Company, Moelis focused on (i) the implied LTM revenue multiples for 58.com Inc., Care.com, Inc., XO Group Inc., WebMD Health Corp., Bankrate Inc., Ancestry.com LLC, Dealertrack Technologies, Inc. and Move, Inc., (ii) the implied NTM revenue multiples for 58.com Inc., Care.com, Inc., XO Group Inc., WebMD Health Corp., Bankrate Inc., Dealertrack Technologies, Inc. and Move, Inc. and (iii) the implied NTM Adj. EBITDA multiples for Adevinta ASA, 58.com Inc., XO Group Inc., ZPG plc and SK Encarsales.com Ltd.

Based on the foregoing and using its professional judgment, Moelis selected a multiples range of 3.0x – 5.0x TEV/LTM revenue, 2.5x – 4.5x TEV/NTM revenue and 16.0x – 23.0x TEV/NTM Adj. EBITDA (Moelis did not selected a multiple range based on LTM Adj. EBITDA because it believed the Company’s LTM Adj. EBITDA was sub-scale and, accordingly, would not produce a meaningful reference range). Moelis then applied such multiples range to the applicable metrics for the Company for the LTM period ended March 31, 2024 and the NTM period ending March 31, 2025, to derive TEV ranges. Moelis then derived an implied per share reference range from the resulting implied TEV reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for Company ordinary shares, rounded to the nearest $0.05, as compared to the Per Share Merger Consideration:

Implied Per Share Reference Range Based On:
LTM Revenue	NTM Revenue	NTM Adj. EBITDA	Per Share Merger Consideration
$3.45 - $4.80	$3.45 - $5.05	$3.40 - $4.30	$6.70

Discounted Cash Flow Analysis
Moelis performed a discounted cash flow analysis of the Company using the June Forecasts to calculate the present value of the estimated future Unlevered Free Cash Flow projected to be generated by the Company from September 30, 2024 through the end of the calendar year ending December 31, 2029 (Moelis assumed the estimated Unlevered Free Cash Flow projected to be generated by the Company from October 1, 2024 through December 31, 2024 was equal to 25% of the estimated Unlevered Free Cash Flow for CY2024E), treating stock-based compensation as a cash expense, and an estimate of the present value of the terminal value of the Company at the end of such projection period. In performing its discounted cash flow analysis, Moelis used a range of discount rates of 10.5% to 16.0% based on an estimate of the Company’s weighted average cost of capital. The estimated weighted average cost of capital range was derived using the Capital Asset Pricing Model, as well as a size premium and a country risk premium.
Moelis applied this range of discount rates to (i) the estimated after-tax Unlevered Free Cash Flow from September 30, 2024 through the end of the calendar year ending December 31, 2029 (discounted to September 30, 2024, using the mid-year discounting convention) and (ii) a range of estimated terminal values derived by applying a range of perpetuity growth rates of 3.00% – 4.50% to the Company’s estimated after-tax Unlevered Free Cash Flow for the calendar year ending December 31, 2029 (“CY2029E”) as provided by Company management, and adjusted to (i) set terminal year capex equal to CY2029E capex, (ii) terminal year depreciation and amortization equal to terminal year terminal year capex, and (iii) set terminal year change in net working capital equal to CY2029E change in net working capital. Moelis noted that the selected perpetuity growth rate range was informed by (i) expected market growth rates in the geographies in which the Company operates (at steady state levels), (ii) current growth rates of the Selected Public Companies in markets that are mature, (iii) current general long-term economic characteristics of mature geographies, and (iv) Company management’s perspective on long-term steady state growth rates.
Moelis then derived an implied per share reference range from the resulting implied TEV reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for Company ordinary shares, rounded to the nearest $0.05, as compared to the Per Share Merger Consideration:

Implied Per Share Reference Range	Per Share Merger Consideration
$4.50 - $8.75	$6.70

Subsequent to the August 16, 2024 Special Committee meeting, Moelis recalculated the range of estimated terminal values for the Company to use the discount period that Moelis believed to be most appropriate, which resulted in a $0.35 to $0.65 higher implied per share reference range for Company ordinary shares. Moelis determined that this change to the discount period was not material to its analysis, and therefore that this recalculation did not result in any change to Moelis’ ultimate fairness opinion. Moelis did, however, provide the Special Committee with the recalculated numbers, which indicated that the implied per share reference range for Company ordinary shares, rounded to the nearest $0.05, was $4.85 to $9.40 as compared to the Per Share Merger Consideration.

Other Information
Moelis also noted for the Special Committee the following information that was not considered part of Moelis’ financial analyses with respect to its opinion but was provided for reference purposes:
Analyst Price Target
Moelis reviewed forward stock price targets for Company ordinary shares in five recently published, publicly available Wall Street research analysts’ reports as of August 12, 2024, which indicated low and high stock price targets ranging from $5.00 to $7.00 per share, with a consensus median of $6.00 per share.
Historical Stock Price Performance
Moelis reviewed, among other things, the historical closing prices for Company ordinary shares during the 52-week period ended on the Unaffected Share Price Date, which reflected a high closing price of $4.65 per share and a low closing price of $3.15 per share, as well as the 52-week period ended on August 12, 2024, which reflected a high closing price of $6.63 per share and a low closing price of $3.15 per share, as compared to the closing stock price of Company ordinary shares on (i) the Unaffected Share Price Date of $4.41 and (ii) August 12, 2024 of $5.41, and the Per Share Merger Consideration of $6.70. Moelis also reviewed the volume weighted average price per Company ordinary share for certain historical periods, including the 5-day period, 10-day period, 30-day period and 60-day period each ending on the Unaffected Share Price Date, which were $4.30, $4.16, $3.82 and $3.66, respectively.
Selected Publicly Traded Companies Analysis
As noted above, Moelis did not select a multiple range for its financial analysis based on CY2024E Adj. EBITDA because it believed the Company’s CY2024E Adj. EBITDA is expected to be sub-scale and, accordingly, would not produce a meaningful reference range. Moelis did, however, perform a selected publicly traded companies analysis for informational purposes for the Special Committee using the Selected Public Companies as described above, but applying multiples of TEV/CY2024E Adj EBITDA. The Selected Public Companies TEV/CY2024E Adj. EBITDA multiples ranged from 5.6x to 30.2x, with a median of 14.9x. For informational purposes, Moelis applied a TEV/CY2024E Adj. EBITDA multiple range of 5.6x to 30.2x, which resulted in an implied per share reference range for Company ordinary shares of $2.00 to $4.60, as compared to the Per Share Merger Consideration of $6.70 per share.
Review of Solicitation Process
Moelis reviewed the scope and results of the solicitation of interest from other parties with respect to the sale of the Company, as discussed more fully in the section of this proxy statement captioned “—Background of the Merger.”
Miscellaneous
This summary of the analyses is not a complete description of the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company or transaction used in the analyses described above is identical or directly comparable to the Company or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Moelis or any other person assumes responsibility if future results are materially different from those forecasts.
The Per Share Merger Consideration was determined through arm’s length negotiations between the parties to the Merger Agreement and was approved by the Special Committee and the Board of Directors. Moelis did not recommend any specific consideration to the Company, the Special Committee or the Board of Directors, or that any specific amount or type of consideration constituted the only appropriate consideration in connection with the Merger.

Moelis acted as financial advisor to the Special Committee in connection with the Merger and is entitled to receive a fee currently estimated to be approximately $18.9 million, in the aggregate, $4.0 million of which became payable to Moelis prior to delivery of its opinion and $14.9 million of which is contingent upon the consummation of the Merger. Furthermore, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes.
Moelis’ affiliates, employees, officers and partners may, at any time, own securities (long or short) of the Company, Parent and their respective affiliates. In the three years prior to the date of its opinion, Moelis acted as financial advisor to EQT and/or its affiliates (collectively, “EQT Entities”) in connection with the following completed assignments: (a) an initial public offering for a company in which EQT Entities held a minority stake, (b) a sell-side transaction and (c) a buy-side transaction. In the three years prior to the date of its opinion, with respect to these transactions, Moelis has (i) received aggregate fees from or on behalf of EQT Entities of approximately $8.4 million and (ii) earned (but has not yet been paid) aggregate fees from EQT Entities of approximately $2.7 million. In the two years prior to the date of its opinion, Moelis acted as financial advisor to TPG Inc. and/or its affiliates (collectively, “TPG Entities”) in connection with the following completed assignments: (a) a financial analysis unrelated to the Company or the Merger, and (b) three buy-side transactions. Moelis is currently acting for TPG Entities in (i) a pending sell-side transaction and (ii) three pending buy-side transactions, all of which are unrelated to the Merger. In the two years prior to the date of its opinion, Moelis has received aggregate fees from TPG Entities of approximately $20.9 million. In the two years prior to the date of its opinion, Moelis acted as financial advisor to KKR & Co. Inc. and/or its affiliates (collectively, “KKR Entities”) in connection with the following completed assignments: (a) an investment transaction, (b) general strategic advice unrelated to the Company or the Merger, (c) two sell-side transactions, (d) a restructuring, (e) a capital raise (for which Moelis acted as joint bookrunner), and (f) a buy-side transaction. Moelis is currently acting for KKR Entities in (i) a general strategic advisory capacity unrelated to the Company or the Merger and (ii) a pending restructuring (which is an advisory assignment for a creditors group of which KKR is a member), (iii) four pending sell-side transactions, and (iv) three pending buy-side transactions, all of which are unrelated to the Merger. In the two years prior to the date of its opinion, Moelis has received aggregate fees from KKR Entities of approximately $13.8 million. In the event such pending assignments referred to above are completed, Moelis will be entitled to receive aggregate fees of up to approximately $53.1 million. In the future, Moelis may provide investment banking services to Parent, the Company and their respective affiliates, and would expect to receive compensation for such services.
Certain Financial Projections
The Company does not, as a matter of course, publicly disclose long-range financial forecasts due to the inherent unpredictability of the underlying assumptions and estimates.
However, in connection with the Special Committee’s review of strategic alternatives, in February 2024, Company management, at the request of the Special Committee, provided the Special Committee and Moelis with certain non-public, unaudited prospective financial information prepared by Company senior management in December 2023 for fiscal years 2024 through 2028 (the “December 2023 Forecasts”). As summarized under the section above captioned “—Background of the Merger,” the Special Committee reviewed the December 2023 Forecasts and directed Moelis to use the December 2023 Forecasts in connection with its preliminary financial analysis of the Company discussed with the Special Committee in February 2024. The December 2023 Forecasts were prepared by Company senior management prior to the formation of the Special Committee for the purposes of internal budgeting and impairment testing.
In May 2024, Company senior management, at the request of the Special Committee, provided the Special Committee and Moelis with updated non-public, unaudited prospective financial information prepared by Company management for the fiscal years ending 2024 through 2029 (the “May Forecasts”). The May Forecasts reflected what the Company senior management believed were the best then-available estimates and judgements of future financial performance of the Company for the applicable periods and included, among other things, an extension of the forecast period to fiscal year 2029. The updated assumptions in the May Forecast also included Company senior management’s latest expectations on, among other things, (i) revenue growth, (ii) the impact of new business models, (iii) macroeconomic trends, (iv) corporate costs, (v) cost reductions and efficiencies, (vi) capital expenditures, (vii) operating leverage and (viii) working capital. As summarized under the section above captioned “—Background of the Merger,” Company management provided the May Forecasts to the Special Committee and Moelis on May 24,

2024, and the Special Committee reviewed the May Forecasts and directed Moelis to use the May Forecasts in connection with its preliminary financial analysis discussed with the Special Committee in May 2024.
In June 2024, Company senior management, at the request of the Special Committee, provided the Special Committee and Moelis with an updated version of the May Forecasts (the “June Forecasts,” and collectively with the December 2023 Forecasts and May Forecasts, the “Forecasts”) with minor updates that principally included, among other things, the reclassification of certain line items based on feedback from the vendor financial due diligence advisor of the Company. The June Forecasts reflected what the Company senior management believed were the best then-available estimates and judgements of future financial performance of the Company for fiscal years 2024 through 2029. As summarized under the section above captioned “—Background of the Merger,” the Special Committee reviewed the June Forecasts and directed Moelis to use the June Forecasts in connection with the rendering of its fairness opinion to the Special Committee and performing its related financial analysis presented to the Special Committee in August 2024. In addition, the June Forecasts were made available to Parent and certain other parties in connection with their due diligence review of a potential transaction with the Company.
The Forecasts reflect estimates and assumptions made by the Company’s senior management with respect to, among other things general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on the Company’s business and its results of operations. The Forecasts were developed solely using the information available to the Company’s senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include the factors described under the section of this proxy statement captioned “Forward-Looking Statements” and the other risk factors described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC and any discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC, including reports on Form 6-K furnished with the SEC. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.
None of the Company, the Special Committee, the Board of Directors, Parent or any of their respective affiliates, advisors or other representatives make any representation to any shareholder regarding the validity, reasonableness, accuracy or completeness of the Forecasts or the ultimate performance of the Company relative to the Forecasts. The Forecasts were not prepared with a view toward public disclosure or toward complying with the International Financial Reporting Standards (“IFRS”) or the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto. The inclusion of the Forecasts in this proxy statement does not constitute an admission or representation of the Company that the Forecasts or the information contained therein is material. Neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Forecasts if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Forecasts were developed by the Company’s senior management on a standalone basis without giving effect to the Merger or the other transactions contemplated by the Merger Agreement, and therefore the Forecasts do not give effect to the proposed Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.
The Forecasts further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Forecasts should not be regarded as an indication that the Company or anyone who received the Forecasts then considered, or now considers, the Forecasts to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s senior management views the Forecasts as being subject to inherent risks and uncertainties associated with such long-range projections.
Adj. EBITDA and Unlevered Free Cash Flow (as described below) are “non-IFRS financial measures,” which are financial performance measures that are not calculated in accordance with IFRS. These non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and may be different from non-IFRS financial measures used by other companies. Although the Company believes these non-IFRS financial measures provide meaningful information to help investors understand the operating results and to analyze the Company’s financial and business trends on a period-to-period basis, there are limitations inherent in and associated with the use of these non-IFRS financial measures because they, among other reasons, exclude charges and credits that are required to be included in an IFRS presentation. These non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation.
In light of the foregoing factors and uncertainties inherent in the Forecasts, holders of Company ordinary shares are cautioned not to place undue, if any, reliance on the summary of the Forecasts set forth below. The information and tables set forth below are included solely to give Company shareholders access to a summary of the Forecasts that were made available to the Special Committee, the Board of Directors, Moelis, Parent and certain other third-parties and are not included in this proxy statement in order to influence any shareholder’s or other person’s decision as to how to vote with respect to the Merger or otherwise act with respect to the Transactions, including whether or not to seek appraisal rights with respect to their Company ordinary shares:
The following table sets forth a summary of the December 2023 Forecasts:

	Fiscal Year Ending December 31,
(S$ in millions) (unaudited)	2024E	2025E	2026E	2027E	2028E
Revenue	179.5	216.7	257.9	295.9	335.1
Adj. EBITDA (as adjusted by Moelis)(1)	23.5	48.1	74.2	95.6	116.9

(1)
Adj. EBITDA, a non-IFRS term, was calculated as earnings before interest, taxes, depreciation, amortization and share-based compensation, adjusted by Moelis to deduct public company expense, as provided by Company management.

The following table sets forth a summary of the May Forecasts:

	Fiscal Year Ending December 31,
(S$ in millions) (unaudited)	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	175.3	206.6	243.5	286.0	333.8	387.4
Adj. EBITDA (as adjusted by Moelis)(1)	24.3	47.2	76.4	109.3	148.3	191.3

(1)
Adj. EBITDA, a non-IFRS term, was calculated as earnings before interest, taxes, depreciation, amortization and share-based compensation, adjusted by Moelis to deduct public company expense, as provided by Company management.

The following table sets forth a summary of the June Forecasts:

	Fiscal Year Ending December 31,
(S$ in millions) (unaudited)	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	175.3	206.6	243.5	286.0	333.8	387.4
Adj. EBITDA (as adjusted by Moelis)(1)	23.9	47.0	76.5	109.4	148.4	191.6
Adj. EBITDA (as set forth in vendor model)(2)	30.7	53.9	83.4	116.2	155.3	198.4

(1)
Adj. EBITDA, a non-IFRS term, was calculated as earnings before interest, taxes, depreciation, amortization and share-based compensation, adjusted by Moelis to deduct public company expense, as provided by Company management.

(2)
Adj. EBITDA as set forth in the vendor model made available to Parent and certain other parties in connection with their due diligence review of a potential transaction with the Company did not include public company expenses.

In addition, at the direction of Company management, Moelis calculated unlevered free cash flow for the Company, using financial data from the June Forecasts at the direction of the Special Committee, for purposes of the financial analyses that Moelis presented to the Special Committee on August 16, 2024, as described in the section of this proxy statement captioned “—Opinion of Moelis & Company LLC.”

	Fiscal Year Ending December 31,
(S$ in millions) (unaudited)	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered Free Cash Flow(1)	(6.9)	11.6	42.8	70.3	104.4	141.5

(1)
Unlevered Free Cash Flow, a non-IFRS term, is calculated as Adj. EBITDA adding or subtracting (as applicable) public company expense, shared-based compensation expense, the current portion of operating lease liabilities, tax expense, capital expenditures and changes in net working capital.

Interests of the Company’s Directors and Executive Officers in the Merger
When considering the recommendation of the Special Committee to the Board of Directors and the recommendation of the Board of Directors that you vote to approve and authorize the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of shareholders generally, as more fully described below. In (a) evaluating and negotiating the Merger Agreement, (b) approving the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger, and the other Transaction Documents to which the Company is a party, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement and (c) recommending that the Merger Proposal be approved and authorized by the Company’s shareholders, the Special Committee and the Board of Directors were aware of and considered these interests, among other matters, to the extent that these interests existed at the time. These interests are described in more detail and, where applicable, are quantified in the narrative below.
The Company’s directors and executive officers are the same individuals who are disclosed as “directors and senior management” listed in Item 6.A of the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on March 22, 2024.
Company Transaction Bonuses
Certain of our executive officers are parties to transaction bonus letters with the Company dated as of April 30, 2024 (each, a “Transaction Bonus Letter”), pursuant to which they are eligible to receive a cash transaction bonus upon the successful sale of the Company (which would include the Merger), if such sale is completed on or prior to December 31, 2024. Pursuant to his Transaction Bonus Letter, Mr. Krishnan (in his capacity as Chief Executive Officer) is eligible to receive a cash payment of $750,000. The remaining executive officers who are parties to Transaction Bonus Letters are eligible to receive cash payments of $2,250,000 in the aggregate.
The transaction bonuses are structured as a one-time payment to acknowledge the additional workload and contributions required to ensure the successful completion of the Merger. The transaction bonuses are conditioned upon the Effective Time occurring no later than December 31, 2024 and each of the eligible employees remaining in Good Standing as of the Effective Time, except that the Company has the ability to extend the December 31, 2024 deadline if the Effective Time does not occur by such date. For purposes of the Transaction Bonus Letters, “Good Standing” generally means that such employee: (i) is actively employed by the Company; (ii) has not tendered notice of resignation or retirement; (iii) has not behaved in a manner that would be grounds for discharge for cause or gross misconduct under applicable law or pursuant to the terms of any agreement with the Company or any of its subsidiaries; (iv) is in compliance with the terms, provisions and restrictions set forth in all applicable written agreements with the Company or any of its subsidiaries; and (v) has at all times and without exception actively, promptly and diligently participated in any and all meetings, activities and processes as required in connection with the preparation, structuring, negotiation and execution of the Merger Agreement and consummation of the Merger, and diligently undertaking duties to ensure that work is carried out to a high standard and in a timely manner in light of the urgent and time-sensitive nature of the process.
Treatment of Company Options and Company RSUs
As of August 12, 2024, an aggregate of 2,078,152 Company Options (all of which are fully vested) and an aggregate of 1,862,231 unvested Company RSUs were held by the Company’s directors and executive officers, including

246,775 unvested Company RSUs held by Mr. Ferguson, Chairman of the Board of Directors and of the Special Committee, granted in January 2024 (and which will be subject to the treatment described below).
To the extent that our directors and executive officers have Company Options and Company RSUs that are outstanding as of immediately prior to the Effective Time, such Company Options and Company RSUs will be treated as follows:
Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (i) the number of Company ordinary shares subject to such Company Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, as of the Effective Time, be canceled for no consideration.
Each Company RSU or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (the “Director RSU”) (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (x) the number of Company ordinary shares subject to such Vested Company RSU as of immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration; in all cases, determined after the acceleration of vesting provided in this paragraph and provided, however, that, for purposes of determining the number of Company ordinary shares subject to such Vested Company RSU as described in (x) above, any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions (i.e., only those Company RSUs that were issued prior to January 1, 2024, are outstanding immediately prior to the Effective Time, and are subject to performance-based vesting conditions with a performance period that ends on or before December 31, 2024), will, subject to satisfaction of such performance-based vesting conditions during such performance period, be deemed vested with respect to the number of Company ordinary shares that would have vested based on actual performance during such performance period.
Each Company RSU that is issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of the treatment described in the paragraph immediately above)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”) will, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, will be converted into a Cash Award providing the holder thereof with the opportunity to be paid, subject to applicable tax withholding an amount in cash equal to the number of Company ordinary shares subject to such Unvested Company RSU multiplied by the Per Share Merger Consideration. Each Cash Award will remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this paragraph), including the requirement of continued service with the Surviving Company or its affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) will be paid, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting date.

Each Company RSU (other than a Vested Company RSU (determined after application of the treatment described in the second paragraph under this Section) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU”) will, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof.
Promptly after the Effective Time, but no later than the first payroll date that occurs more than five business days after the Effective Time, the Surviving Company will pay or cause to be paid through its payroll system the amounts due to holders of Company Options and Vested Company RSUs as a result of the treatment described in this section, subject to applicable tax withholding.
Arrangements with Parent
As of the date of this proxy statement, no executive officer of the Company has entered into any agreement with Parent or any of its affiliates regarding individual employment arrangements with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates following the consummation of the Merger. Prior to and following the Closing, however, Parent may have discussions with certain executive officers of the Company regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates and certain executive officers of the Company may enter into agreements with, Parent or Merger Sub, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates.
Consideration Payable for Outstanding Company Ordinary Shares
The Company’s directors and executive officers who own Company ordinary shares will receive in the Merger the same Per Share Merger Consideration, on the same terms and conditions, as the other shareholders of the Company, as described in the section of this proxy statement captioned “—Merger Consideration.”
Treatment of 2024 Annual Cash Bonuses
Executive officers (as well as any other employees) who are eligible to receive annual cash bonuses in respect of 2024 will continue to be eligible to receive such bonuses at such times and subject to the terms and conditions of the applicable Company benefit plan in effect immediately prior to the Effective Time, except that if the Closing occurs prior to December 31, 2024, achievement of the applicable performance metrics will be determined in good faith by the Company based on actual performance through the Effective Time, and in the event of certain terminations of employment prior to payment, executive officers (and other employees) will remain eligible to receive a pro rata bonus based on the number of days employed during the 2024 calendar year.
Post-Closing Incentive Program
The Merger Agreement provides that as soon as reasonably practicable following the Effective Time, Parent will, or will cause the Surviving Company to, use reasonable efforts to establish and implement a broad-based incentive program and allocate awards under such incentive program to certain Continuing Employees (as defined in the section of this proxy statement captioned “The Merger Agreement—Employee Benefit Matters”) (which may include executive officers) in Parent’s discretion in consultation with the Surviving Company’s executive leadership. As of the date hereof, no final determinations have been made with respect to who will or is expected to receive awards under such incentive program.
Payments Upon Termination At or Following a Change in Control
Our executive officers are eligible to receive severance payments and benefits in accordance with the Company Severance Guidelines, which are generally applicable to all employees of the Company, in the event their employment is terminated due to the elimination of their role, office closure or mutual separation. Other than as described below, upon the Effective Time, none of our executive officers has any right to any payment in connection with a termination of employment at or following a change in control. We are summarizing such potential payments in connection with customary disclosure, and this summary is not meant to suggest that any such terminations are contemplated.
Pursuant to the Severance Guidelines, upon certain qualifying terminations of employment, our executive officers are eligible for the following benefits:

•	Severance Payments
Subject to applicable law, severance pay equivalent to one month’s salary for each year of service, up to a maximum of 12 months, or in line with the country severance guidelines set out in the table below, whichever is greater.

Country	Severance Payment
India	- 1 month pay per year of service
- Additional gratuity payment of 1 month per year of service for employee who has 5 years of service or more
Malaysia	- 1 month per year of service capped at 12 months
Singapore	- 1 month per year of service capped at 12 months
Thailand
Based on length of service:

- Between 120 days to less than 1 year: 30 days’ salary

- Between 1 to less than 3 years: 90 days’ salary

- Between 3 to less than 6 years: 180 days’ salary

- Between 6 to less than 10 years: 240 days’ salary

- Between 10 to less than 20 years: 300 days’ salary

- 20 years or more: 400 days’ salary

Vietnam	- 1 month per year of service capped at 12 months

•	Ex-Gratia Payments
○	In addition to the severance payment, eligible employees will be eligible for a discretionary ex-gratia payment of between 1- and 3-months’ salary.
○	Ex-gratia payments are tiered, and quantum is based on seniority, tenure, and impact as approved by PropertyGuru’s Chief Executive Officer and Chief People Officer.
•	Bonus Payments
○
If an employee is terminated from employment with greater than 50% of the year complete, PropertyGuru will compensate the employee for the loss of bonus opportunity. Calculation will be pro-rated and calculated/paid out based on achievement of the applicable bonus plan versus target at the time of termination.

•	Additional Benefits
○	In addition, terminated employees are entitled to continued medical insurance for three months (or a lump sum payment in lieu thereof), outplacement support for three months, and repatriation support.
Special Committee Compensation
In consideration of the expected time and effort that would be required of the members of the Special Committee in evaluating a potential transaction and evaluating the Merger, including negotiating the terms and conditions of the Merger Agreement, the Board of Directors determined that each member of the Special Committee (excluding the Chairman of the Special Committee) would receive as compensation of $15,000 per month and the Chairman of the Special Committee would receive as compensation $30,000 per month, in each case, payable from the formation of the Special Committee on February 6, 2024. The compensation was not, and is not, contingent upon approval or completion of the Merger or any other transaction.

Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, members of the Board of Directors and executive officers of the Company will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the Merger. For a more detailed description of the provisions of the Merger Agreement relating to director and officer indemnification, please see the section of this proxy statement captioned “The Merger Agreement—Indemnification and Insurance.”
Funds Required to Consummate the Merger
We presently anticipate that the total funds needed to complete the Merger and the related transactions will be approximately $1,140,743,169, which will be funded via the Equity Financing described below. Parent and Merger Sub have represented to the Company in the Merger Agreement that the Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Parent and Merger Sub with cash proceeds on the closing date of the Merger sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under the Merger Agreement and the Equity Commitment Letter, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent or Merger Sub contemplated by, or required in connection with the transactions described in the Merger Agreement or the Equity Commitment Letter (the “Financing Amount”).
Parent has obtained a commitment from the Guarantors to provide the Equity Financing pursuant to the terms of the Equity Commitment Letter. Concurrently with the execution of the Merger Agreement, Parent delivered to the Company a copy of the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Equity Financing. In no event will the receipt or availability of any funds (including the Equity Financing) by or to Parent or Merger Sub or any of their affiliates or the ability to obtain any financing (including the Equity Financing) be a condition to any of the obligations of Parent or Merger Sub under the Merger Agreement.
Equity Commitment Letter
Pursuant to the Equity Commitment Letter, each of the Guarantors has committed to contribute or cause to be contributed to Parent at the closing of the Merger the Equity Financing for the purpose of allowing Parent and/or Merger Sub to fully fund (a) the aggregate Merger Consideration payable by Parent and/or Merger Sub, and (b) related fees and expenses of Parent and Merger Sub (including in connection with the Transactions).
The obligations of the Guarantors to provide the Equity Financing under the Equity Commitment Letter are subject to a number of conditions, including, but not limited to: (a) the satisfaction of all of the conditions set forth in Sections 6.01 and 6.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of such conditions) and (b) the contemporaneous consummation of the closing of the Merger. Such funding is expected to occur contemporaneously with the issuance of the securities to each of the Guarantors.
The obligation of each of the Guarantors to fund the equity commitment will automatically and immediately terminate upon the earliest to occur of: (a) the consummation of the closing of the Merger (but only if such obligation shall have been discharged in connection therewith), (b) the valid termination of the Merger Agreement pursuant to the Merger Agreement, (c) the commencement of certain prohibited claims thereunder including any action, suit or proceeding which terminates the Guarantors’ obligations or liabilities under the Limited Guarantee in accordance with their terms, and (d) the payment by Parent in connection with any Pre-Closing Damages Proceedings (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement or payment of certain amounts in satisfaction of the Guarantor’s obligations under the Limited Guarantee in accordance with the terms thereof after the termination of the Merger Agreement.
The Company is an express third-party beneficiary of the Equity Commitment Letter solely with respect to enforcing Parent’s right to cause the commitment under the Equity Commitment Letter to be funded by the Guarantors to Parent in accordance with the Equity Commitment Letter, and to cause Parent to enforce its rights against the Guarantors to perform their funding obligations under the Equity Commitment Letter, in each case, subject to (a) the limitations and conditions set forth in the Equity Commitment Letter and (b) the terms and conditions of the Merger Agreement.
Limited Guarantee
Concurrently with the execution of the Merger Agreement, the Guarantors have executed and delivered a limited guarantee in favor of the Company. Pursuant to the Limited Guarantee, the Guarantors have agreed to guarantee, on a pro rata basis, the due and punctual performance and payment of (a) any amounts payable by Parent in connection with any Pre-Closing Damages Proceeding (as defined in the Merger Agreement) or Parent’s reimbursement obligations in connection with debt financing in connection with the Merger Agreement or Parent’s obligation to pay filing fees under any applicable regulatory laws or for certain expenses incurred by the Company, in each case, in accordance with the Merger Agreement, (b) any amounts payable by Parent in connection with its indemnification obligations in connection with debt financing in connection with the Merger Agreement and (c) the amount of all reasonable and documented costs and expenses of the Company in successfully enforcing its rights under the Limited Guarantee. The obligations of the Guarantors under the Limited Guarantee are subject to an aggregate cap equal to $127,074,317.
The Limited Guarantee will terminate and be of no further force and effect, and the Guarantors will have no further obligation under the Limited Guarantee, upon the earliest to occur of: (a) the consummation of the closing of the Merger (only after which the obligations of Parent and Merger Sub to consummate the Merger and Parent to pay the Financing Amount have been discharged and fulfilled), (b) subject to the aggregate cap of $127,074,317, receipt in full in cash by the Company or its affiliates of the obligations under the Limited Guarantee, (c) 30 days following the valid termination of the Merger Agreement in accordance with its terms (or, if the Company or its affiliates has made a claim under the Limited Guarantee or the Equity Commitment Letter prior to such date against any Guarantor, or, in accordance with the Merger Agreement, against Parent or Merger Sub, alleging that any Guarantor or Parent or Merger Sub (as applicable) are liable for any portion of the obligations under the Limited Guarantee, the earlier of (i) the entry of a final, non-appealable order discharging the Guarantors or Parent and Merger Sub (as applicable) of any such obligations and (ii) the termination of the Limited Guarantee by mutual written agreement of the Guarantors and the Company, and, in either case, the payment by the Guarantors or Parent and Merger Sub (as applicable) to the Company of all amounts payable pursuant to such order or agreement).
Closing and Effective Time
The closing of the Merger will take place on the fifth business day following the satisfaction or waiver in accordance with the Merger Agreement of all of the conditions to closing of the Merger (as described under the caption, “The Merger Agreement—Conditions to the Closing of the Merger”), other than conditions that by their terms are to be satisfied at the closing but subject to the satisfaction or waiver of such conditions or at such other time as the Company and Parent may agree in writing.
Dissenters’ Rights
A holder of Dissenting Shares (a “Dissenting Shareholder”) is entitled to payment of the fair value of its, his or her Company ordinary shares as determined by the Court (as applicable) upon validly dissenting from the Merger in accordance with Section 238 of the Companies Act.
The valid exercise of your dissenters’ rights will preclude the exercise of any other rights by virtue of holding Company ordinary shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Company ordinary shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your dissenters’ rights, the following procedures must be followed:
•
You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to authorize and approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for your Company ordinary shares if the Merger is authorized by the vote at the Extraordinary General Meeting.

•
Within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all Company shareholders who have served a notice of objection.

•
Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any Company shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Company ordinary shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Company ordinary shares. A Company shareholder who dissents must do so in respect of all the Company ordinary shares which it, he or she holds. Upon giving of the Notice of Dissent, the Company shareholder to whom the Notice of Dissent relates will cease to have any of the rights of a Company shareholder except the right to be paid the fair value of its, his or her Company ordinary shares, the right to participate fully in proceedings to determine the fair value of such Company ordinary shares and the right to seek relief on the grounds that the Merger is void or unlawful.
•
Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Registrar of Companies, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase its, his or her Company ordinary shares at a price determined by the Company to be the fair value of such Company ordinary shares. Parent, Merger Sub and the Company respectively agreed that the Per Share Merger Consideration is equal to or greater than the fair value of the Company ordinary shares for the purposes of Section 238(8) of the Companies Act.

•
If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree on a price at which the Company will purchase the Dissenting Shareholder’s Company ordinary shares, then the Company shall pay to the Dissenting Shareholder such amount in cash forthwith.

•
If, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Company ordinary shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Court for a determination of the fair value of the Company ordinary shares held by all Dissenting Shareholders who have served a Notice of Dissent, which petition by the Company must be accompanied by a verified list containing the names and addresses of all Company shareholders who have filed a Notice of Dissent and who have not agreed with the Company as to the fair value of such Company ordinary shares (if a Dissenting Shareholder files a petition, the Company must file such verified list within 10 days after service of such petition on the Company).

•
If a petition is timely filed and served, the Court will determine at a hearing at which Dissenting Shareholders are entitled to participate, (a) the fair value of such Company ordinary shares held by those shareholders as the Court finds are involved with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the Company shareholder of record or a person duly authorized on behalf of that Company shareholder, fully and correctly, as such Company shareholder’s name appears on the register of members of the Company. If Company ordinary shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If Company ordinary shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a Company shareholder of record. The agent must, however, identify the record owner and expressly disclose the fact that, in exercising the notice, he or she is acting as agent for the record owner. A person having a beneficial interest in Company ordinary shares held of record in the name of another person, such as a broker or other nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever dissenters’ rights attached to such Company ordinary shares.
If you do not satisfy each of these requirements and comply strictly with all precedents required by the Companies Act with regard to the exercise of dissenters’ rights, you cannot exercise dissenters’ rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a proxy card that does not direct how the Company ordinary shares represented by that proxy are to be voted will give the proxy holder discretion to vote as it determines appropriate. In addition, failure to vote your Company ordinary shares, or a vote against the proposal to authorize and approve the Merger Proposal, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company at Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533, Attention: Joe Dische.
If you are considering dissenting, you should be aware that the fair value of your Company ordinary shares as determined by the Court (as applicable) under Section 238 of the Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Company ordinary shares. Depending on the outcome of any petition under Section 238 of the Companies Act, the Court may order you to pay the Company’s recoverable legal expenses of that petition.
The provisions of Section 238 of the Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your dissenters’ rights. You should consult your Cayman Islands legal counsel if you wish to exercise dissenters’ rights.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a general discussion of U.S. federal income tax consequences to U.S. Holders or Non-U.S. Holders (each as defined below) that exchange Company ordinary shares for cash pursuant to the Merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.
This discussion is a summary for general information purposes only. This discussion is limited to Company shareholders who hold their Company ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment), and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual circumstances or to certain types of shareholders subject to special tax rules, including holders that (i) are banks, financial institutions, or insurance companies, regulated investment companies, mutual funds, or real estate investment trusts, brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, tax-exempt organizations, governmental agencies, instrumentalities or other governmental organizations, retirement plans, individual retirement accounts, or other tax-deferred accounts, S corporations, partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities and their equity owners (ii) own Company ordinary shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated financial transaction, (iii) acquired Company ordinary shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) have a “functional currency” other than the U.S. dollar, (v) are subject to the alternative minimum tax provisions of the Code, (vi) directly, indirectly or constructively own 10% or more of our stock or shares (by vote or value), (vii) are “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes, corporations that accumulate earnings to avoid U.S. federal income tax, entities subject to the U.S. anti-inversion rules, or U.S. expatriates and former citizens or long-term residents of the United States, or (viii) dissent from the Merger. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or Medicare contribution tax, or any state, local, or non-U.S. tax consequences of the Merger.
As used herein, (i) a “U.S. Holder” is a beneficial owner of Company ordinary shares that, for U.S. federal income tax purposes, is (a) an individual citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for such purpose) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust which (x) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (y) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; and (ii) a “Non-U.S. Holder” is a beneficial owner of Company ordinary shares that, for U.S. federal income tax purposes, is not (a) a partnership (or other entity or arrangement treated as a partnership for such purpose) or (b) a U.S. Holder.
If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Company ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partnership or a partner of a partnership holding Company ordinary shares is urged to consult its own tax advisor.
ALL HOLDERS OF COMPANY ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

U.S. Holders
Consequences of Participation in the Merger
The receipt of cash pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes. Except as described below under “–Passive Foreign Investment Company Considerations,” a U.S. Holder who sells or exchanges Company ordinary shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the aggregate amount of the Per Share Merger Consideration received by such U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in the Company ordinary shares sold or exchanged. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Company ordinary shares (that is, Company ordinary shares acquired at the same cost in a single transaction) exchanged pursuant to the Merger. Any such gain or loss recognized by a U.S. Holder generally will be treated as arising from United States source for purposes of the foreign tax credit. Because gain arising from a taxable disposition of Company ordinary shares by a U.S. Holder will be treated as United States source income, and foreign tax credits may only be used against the portion of U.S. federal income tax liability that is attributed to foreign source income in the same category, a U.S. Holder’s ability to claim a foreign tax credit with respect to Singapore tax imposed on a disposition of Company ordinary shares, if any, may be significantly limited. Each U.S. Holder should consult its own tax advisor as to whether Singapore tax on gains, if any, may be creditable or deductible in light of its particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as PropertyGuru, will be classified as a passive foreign investment company or “PFIC” in any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account in determining the PropertyGuru’s asset value. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. PropertyGuru will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock or shares.
Based on the composition of our income and valuation of our assets, the manner in which we have conducted our business, relevant market data, including our market capitalization, and the value and nature of our assets (including our intellectual property) and the sources and nature of our income, we believe that we were not a PFIC in any prior taxable year ending on or prior to December 31, 2023. While we cannot express a definitive view about our PFIC status for the current taxable year, based on our current estimates of the composition of our income and valuation of our assets, the manner in which we conduct our business, and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe that we will be a PFIC for our current taxable year. However, no assurances can be provided regarding our PFIC status for our current taxable year because the determination of whether PropertyGuru is a PFIC is a factual determination made annually that depends, in part, upon the composition of PropertyGuru’s income and assets at the end of each quarter, and the IRS or courts may not agree with the methodology of our PFIC determination.
If we were a PFIC for any taxable year during which a U.S. Holder held Company ordinary shares and the U.S. Holder has not made a valid mark-to-market election (as discussed below), the U.S. Holder will generally be subject to special tax rules on any gain realized on the disposition of the Company ordinary shares. Under the PFIC rules (a) the gain will be allocated ratably over the U.S. Holder’s holding period for the Company ordinary share, (b) the amount allocated to the current year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income and (c) the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.
A U.S. Holder that made a mark-to-market election with respect to the Company ordinary shares, would generally have (i) included as ordinary income for each taxable year that we were a PFIC the excess, if any, of the fair market value of the Company ordinary shares held at the end of the taxable year over the adjusted tax basis of such Company ordinary shares and (ii) deducted as an ordinary loss the excess, if any, of the adjusted tax basis of the Company ordinary shares over the fair market value of such Company ordinary shares held at the end of the taxable year, but only to the extent of the amounts previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Company ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Company ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock or shares that are traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Company ordinary shares are listed on the NYSE, which is an established securities market in the United States. Consequently, we expect that the mark-to-market election would be available to a U.S. Holder that holds Company ordinary shares were we to be or become a PFIC.
If a non-U.S. corporation is a PFIC, a U.S. person holding its shares may be able to make a “qualified electing fund” election (a “QEF Election”) for the first year in which such U.S. person holds shares. If such an election were timely and validly made, the holder would be required to include in gross income for each year the corporation remains a PFIC, whether or not any distributions actually are made, as capital gains, such U.S. person’s pro rata share of such non-U.S. corporation’s net capital gains and, as ordinary income, such U.S. person’s pro rata share of such non-U.S. corporation’s earnings in excess of its net capital gains. Adjustments to such U.S. person’s shares would be made to increase basis by the amount of any taxed but undistributed earnings and net capital gains and to reduce basis on the distribution of such previously taxed earnings and gains. If PropertyGuru were determined to be or to have been a PFIC, in order to make a valid QEF Election, a U.S. Holder would need to have received information regarding our net capital gains and earnings in excess of such net capital gains for each year such U.S. Holder held Company ordinary shares in a year when we are a PFIC. However, as PropertyGuru has never provided a “PFIC Annual Information Statement” with respect to PropertyGuru to its shareholders, a U.S. Holder could not have validly elected to make a QEF Election.
If PropertyGuru is a PFIC for any taxable year in which a U.S. Holder held Company ordinary shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Company ordinary shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the Merger to such U.S. Holder if PropertyGuru is a PFIC or has been a PFIC during any prior year in which a U.S. Holder held Company ordinary shares.
Non-U.S. Holders
Consequences of Participation in the Merger
Any gain realized by a Non-U.S. Holder upon the receipt of cash pursuant to the Merger generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders—Consequences of Participation in the Merger”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year including the Effective Time and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).
Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to them in light of their particular circumstances.
Information Reporting and Backup Withholding
Cash payments made to a holder of Company ordinary shares pursuant to the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding at the applicable statutory rate (currently 24%). Backup withholding will not apply, however, if the holder of Company ordinary shares is a corporation, is a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. Each U.S. Holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.
In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Company ordinary shares) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Company ordinary shares.
All Holders of Company ordinary shares should consult their own tax advisors regarding the specific tax consequences of the Merger in the light of their particular situations, including the applicability of U.S. federal, state, local, or non-U.S. income and other tax laws.
Material Singapore Tax Consequences
The Merger and the subsequent automatic cancellation of the Company ordinary shares and the right to receive the Per Share Merger Consideration should be regarded as a disposal of the Company ordinary shares by a Company shareholder for Singapore tax purposes.
Gains arising from the disposal of the Company ordinary shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. Generally, reference is made to certain badges of trade as relevant in determining whether a transaction of purchase and sale is, or is not, to be regarded as a trading transaction. Such badges of trade include the length of period of ownership, frequency of similar transactions, circumstances responsible for the disposal and the motive for acquisition. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature.
Any gains considered to be in the nature of capital made from the disposal of the Company ordinary shares should not be taxable in Singapore to the extent that they are not subject to Section 10L of the Income Tax Act 1947 (“ITA”), which came into effect on January 1, 2024.
There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The question of whether a gain is income or capital ultimately remains a matter of fact based on each Company shareholder’s personal circumstances.
Subject to specified exceptions and Section 10L of the SITA, Section 13W of the SITA generally provides for certainty on the non taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:
(a)	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and
(b)	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.
In addition, pursuant to Section 10L of the ITA, gains received or deemed to be received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore (which may include the Company ordinary shares) is treated as income chargeable to Singapore income tax under Section 10(1)(g) of the ITA under certain circumstances. In this regard, any shares in or securities issued by a company, or any right or interest in such shares or securities, are generally situated where the company is incorporated. However, any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If the Company ordinary shares are deemed to be foreign assets for the purpose of Section 10L of the ITA, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of the Company ordinary shares on or after January 1, 2024 and such gains are received or deemed to be received in Singapore. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (i) the entities of the group are not all incorporated, registered or established in Singapore; or (ii) any entity of the group has a place of business outside Singapore. An excluded entity is defined in Section 10L of the ITA to include a pure equity-holding company or any other entity with adequate economic substance in Singapore taking into account factors enumerated in Section 10L of the ITA.
Company shareholders who may be subject to the tax treatment under Section 10L of the ITA should consult their own professional tax advisers regarding the Singaporean income tax consequences of their sale or disposal of their Company ordinary shares and receipt of the Per Share Merger Consideration as a result of the Merger.
Company shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard (“FRS”) 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) may for the purposes of Singaporean income tax be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of their Company ordinary shares is made. Company shareholders who may be subject to this tax treatment should consult their accounting and tax advisers regarding the Singaporean income tax consequences of the Merger.
Cayman Islands Tax Consequences
The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for Company ordinary shares under the terms of the Merger. This is subject to the qualifications that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (iii) fees payable to the Cayman Islands Government Gazette Office to publish the notice of the merger in the Cayman Islands Government Gazette.
Regulatory Approvals Required for the Merger
General
The Company and Parent have agreed to use their respective reasonable best efforts to take all action necessary to comply with all regulatory notification requirements, and to obtain all regulatory consents required to consummate the Merger, subject to certain limitations. This includes each of the parties to the Merger Agreement (i) making the appropriate filings (or draft filings, where applicable) as promptly as practicable, and in any event no later than 20 business days following the date of the Merger Agreement, under the required regulatory laws, (ii) supplying as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such required regulatory laws, and (iii) using its reasonable best efforts to cooperate with the other parties to the Merger Agreement and using reasonable best efforts to avoid or eliminate each and every impediment and obtain all consents under the require regulatory laws so as to enable the parties hereto to consummate the Merger as promptly as practicable.
Without limiting the foregoing, Parent is required to use its reasonable best efforts to obtain any consent, clearance or approval required under certain specified antitrust laws of the relevant jurisdictions. Parent is also required to use its reasonable best efforts to resolve any objections asserted with respect to the Merger under any applicable antitrust laws of relevant jurisdictions raised by any governmental authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any restraint imposed by such governmental authority that would prevent, prohibit, restrict or delay the consummation of the Merger, including (1) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person, (2) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of the Company and its subsidiaries, (3) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective subsidiaries, (4) terminating any joint venture or other arrangement of the Company and its subsidiaries, (5) creating any relationship, contractual right or obligation of the Company or Parent or their respective subsidiaries or (6) effectuating any other change or restructuring of the Company or Parent or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with any governmental authority in connection with any of the foregoing) and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under the Merger Agreement with respect to such action); provided, that the Company will not take any of the foregoing actions without Parent’s prior written consent (which will not be unreasonably withheld, delayed or conditioned).
Subject to certain conditions, if the Merger is not completed on or prior to February 28, 2025 (as may be extended in accordance with the Merger Agreement), the Company or Parent may terminate the Merger Agreement. For more information, please see the section of this proxy statement captioned “The Merger Agreement—Termination of the Merger Agreement.”
Governmental Approvals
The Merger cannot be completed until the waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws of Vietnam (and another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction) has expired, been terminated, waived or obtained, as applicable.
As of the date of this proxy statement, the waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws of Vietnam has not yet expired, been terminated, waived or obtained, as applicable.
Timing; Challenges by Governmental and Other Entities
Although we expect that all required regulatory clearances and approvals will be obtained, there can be no assurances that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions, restrictions, requirements, or limitations on the completion of the Merger. In addition, relevant regulatory authorities could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Merger or permitting completion of the Merger subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Merger on regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

THE MERGER AGREEMENT
Explanatory Note Regarding the Merger Agreement
The following summarizes the material provisions of the Merger Agreement. We recommend that you read the Merger Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement.
The Merger Agreement is included with this proxy statement only to provide you with information regarding the terms of the Merger Agreement and not to provide you with any other factual information regarding the Company, Parent, Merger Sub or their respective subsidiaries, affiliates or businesses. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:
•	have been qualified by certain documents filed with, or furnished to, the SEC by the Company after December 31, 2022 and publicly available prior to August 15, 2024;
•	have been qualified by confidential disclosures made by the Company in the disclosure letter and delivered to Parent and Merger Sub in connection with the Merger Agreement;
•	are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors;
•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and
•
have been included in the Merger Agreement for the purpose of allocating risk between the Company, on the one hand, and Parent and Merger Sub, on the other hand, rather than establishing matters as facts.

You should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may have changed (and may continue to change) after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.
Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. The Company will provide additional disclosure in its public reports of any material information necessary to provide the Company shareholders with a materially complete understanding of the disclosures relating to the Merger Agreement. See the section of this proxy statement captioned “Where You Can Find More Information.”
The summary of the material terms of the Merger Agreement below and elsewhere in this proxy statement does not purport to be complete, may not contain all of the information about the Merger Agreement that is important to you, and is qualified in its entirety by the full Merger Agreement, a copy of which is attached to this proxy statement as Annex A and which we incorporate by reference into this proxy statement.
Effects of the Merger; Memorandum and Articles of Association
Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of the Plan of Merger and the Companies Act, at the Effective Time, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will thereupon cease, and the Company will be the surviving company (as defined in the Companies Act) in the Merger and a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub will be struck off the Companies Register by the Registrar of Companies in the Cayman Islands.
At the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub will immediately vest in the Surviving Company and all of the debts, liabilities and duties of each of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company in accordance with the Companies Act. At the Effective Time: (i) the memorandum and articles of association of the Company as the

Surviving Company will be amended and restated in their entirety in the form annexed to the Plan of Merger and (ii) the authorized share capital of the Company will be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share.
Closing and Effective Time of the Merger
Unless Parent and the Company agree in writing otherwise, the closing of the Merger will take place electronically by exchange of Closing deliverables at 8:00 a.m. (New York City time) on the fifth business day following the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of those conditions at the closing of the Merger).
As soon as practicable on the closing date of the Merger and subject to the terms of the Merger Agreement, Parent, the Company and Merger Sub will cause the Merger to be consummated under the Companies Act by (i) executing and filing the Plan of Merger with the Registrar of Companies as provided by Section 233 of the Companies Act and (ii) executing and filing those documents required by Section 233(9) of the Companies Act together with such other documents, declarations or filings as may be requested or required by the Registrar of Companies for the purpose of the Merger and the Transactions. The Merger will become effective on such date that the Plan of Merger is registered by the Registrar of Companies or on such later date as is agreed to by the parties prior to the filing of the Plan of Merger and specified in the Plan of Merger in accordance with the Companies Act.
Directors and Officers of the Surviving Company
The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Company immediately upon the Effective Time (with each existing member of the Board of Directors resigning effective upon the Effective Time), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company then in place and applicable law.
The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company then in place and applicable law.
Consideration To Be Received in the Merger
The Merger Agreement provides that, at the Effective Time, each issued and outstanding Company ordinary share (other than Dissenting Shares and Excluded Shares) will be canceled and converted automatically into and will thereafter represent only the right to receive the Per Share Merger Consideration of $6.70, without interest and less any applicable withholding taxes. As of the Effective Time, each holder of Company ordinary shares will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration to be paid in consideration therefor.
If, between August 16, 2024 and the Effective Time, the number of outstanding Company ordinary shares changes into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company ordinary shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, then the Per Share Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted as necessary to reflect such event.
Excluded Shares
All Company ordinary shares that are owned by the Company as treasury shares or held by Parent immediately prior to the Effective Time will be automatically canceled and will cease to exist and no consideration will be delivered in exchange therefor. All Company ordinary shares owned by any direct or indirect wholly owned subsidiary of the Company or of Parent (including Merger Sub) immediately prior to the Effective Time will be, at the election of Parent, either converted into ordinary shares of the Surviving Company or canceled.

Treatment of Company Warrants
If the Merger is completed, each Company Warrant that is then unexercised and outstanding will automatically, without any action on the part of the holder of such Company Warrant, cease to represent a warrant to purchase Company ordinary shares and instead represent a right by the holder upon any subsequent exercise to receive the Per Share Merger Consideration, net of exercise price, provided that a holder of a Company Warrant who properly exercises the warrant within 30 days following the public disclosure of the closing of the Merger will instead be entitled to receive a payment in cash equal to the Black-Scholes-based value of such Company Warrant in accordance with Section 4.4 of the Warrant Agreement.
Treatment of Company Options and Company RSUs
Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (i) the number of Company ordinary shares subject to such Company Option as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, as of the Effective Time, be canceled for no consideration.
Each Company RSU or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (the “Director RSU”) (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), will, immediately prior to the Effective Time, be deemed to be fully vested and will be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto and subject to applicable tax withholding, a lump-sum cash payment, without interest, equal to (x) the number of Company ordinary shares subject to such Vested Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration; in all cases, determined after the acceleration of vesting provided in this paragraph and provided, however, that, for purposes of determining the number of Company ordinary shares subject to such Vested Company RSU as described in (x) above, any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions (i.e., only those Company RSUs that were issued prior to January 1, 2024, are outstanding immediately prior to the Effective Time, and are subject to performance-based vesting conditions with a performance period that ends on or before December 31, 2024), will, subject to satisfaction of such performance-based vesting conditions during such performance period, be deemed vested with respect to the number of Company ordinary shares that would have vested based on actual performance during such performance period.
Each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of the treatment described in the paragraph immediately above)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”), will, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, will be converted into a Cash Award providing the holder thereof with the opportunity to be paid, subject to applicable tax withholding, an amount in cash equal to (i) the number of Company ordinary shares subject to such Unvested Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration. Each such Cash Award will remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this paragraph), including the requirement of continued service with the Surviving Company or its affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) will be paid, without interest and less any applicable tax withholdings, on the next payroll date following the applicable vesting date.
Each other Company RSU (other than a Vested Company RSU (determined after application of the treatment described in the second paragraph under this Section) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU”) will, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof.
For purposes of clarity, the Terminated RSUs will include, without limitation, any Company RSU or portion thereof that (A) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending after December 31, 2024 or (B) was issued on or after January 1, 2024 (other than the Director RSU), is outstanding as of immediately prior to the Effective Time and would become vested based on the lapse of time-based vesting conditions after December 31, 2024 or based on the achievement of performance-based vesting conditions.
Promptly after the Effective Time, but no later than the first payroll date that occurs more than five business days after the Effective Time, the Surviving Company will pay or cause to be paid through its payroll system the amounts due to holders of Company Options and Vested Company RSUs as a result of the treatment described in this section, subject to applicable tax withholding.
Payment for Company Ordinary Shares
Promptly after the Effective Time (but in no event more than two business days thereafter), Parent and the Surviving Company will cause the Paying Agent to mail to each person who was, at the Effective Time, a holder of record of Company ordinary shares (which will include holders of record of Book-Entry Shares to the extent required by the Paying Agent) (other than the Company ordinary shares to be canceled or converted in accordance with the Merger Agreement and Dissenting Shares) (1) a letter of transmittal and (2) instructions for use in effecting such Company shareholder’s surrender of its Certificates or Book-Entry Shares to the Paying Agent in exchange for payment of the Per Share Merger Consideration (less any applicable withholding taxes) as provided in the Merger Agreement.
On surrender of a Certificate or, if applicable, a Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal (duly completed and validly executed in accordance with the instructions thereto), the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Per Share Merger Consideration, less any applicable withholding taxes, for each Company ordinary share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will forthwith be canceled.
On the closing date of the Merger, Parent will deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Per Share Merger Consideration (the “Payment Fund”). Pending its disbursement in accordance with the Merger Agreement, the Payment Fund will be invested by the Paying Agent at the direction of Parent. Parent will or will cause the Surviving Company to promptly provide additional funds to the Paying Agent that are necessary to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of the Per Share Merger Consideration in accordance with the Merger Agreement, and such additional funds will be deemed to be part of the Payment Fund. No investment losses resulting from investment of the funds deposited with the Paying Agent will diminish the rights of any holder of Company ordinary shares to receive the Per Share Merger Consideration as provided in the Merger Agreement.
Transfer Books; No Further Ownership Rights
At the Effective Time, the register of members, stock transfer books and warrant transfer books of the Company will be closed and thereafter there will be no further registration of transfers on the stock transfer books of the Surviving Company of the Company ordinary shares that were outstanding immediately prior to the Effective Time (except for recording that Parent is the sole shareholder of the Surviving Company pursuant to the Merger Agreement). Subject to certain exceptions, if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they will be canceled and exchanged as provided in the Merger Agreement.
Lost, Stolen or Destroyed Certificates
A holder of a Certificate that has been lost, stolen or destroyed will have to make an affidavit of that fact and, if required by the Surviving Company or the Paying Agent, post a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, upon which the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration.
Termination of Payment Fund
At any time following the first anniversary of the closing date of the Merger, the Surviving Company will be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) that has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders will be entitled to look only to Parent and the Surviving Company, as applicable, for, and Parent and the Surviving Company will remain liable for, payment of their claims for the Per Share Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental authority will become, to the extent permitted by applicable law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.
No Liability
Notwithstanding any provision of the Merger Agreement to the contrary, none of the Company, Parent or Merger Sub, the Surviving Company or the Paying Agent will be liable to any person for Per Share Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar law.
Dissenters’ Rights
Company ordinary shares that are outstanding immediately prior to the Effective Time and that are held by any person who has validly exercised (pursuant to Section 238(2) of the Companies Act) and not effectively withdrawn or not otherwise lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act will not be converted into the right to receive the Per Share Merger Consideration as provided in the Merger Agreement, but instead will be automatically canceled at the Effective Time and each Dissenting Shareholder will in respect of their Dissenting Shares cease to be a shareholder of the Company (and will not be a shareholder of the Surviving Company) and, upon the Dissenting Shareholder giving a notice of dissent under Section 238(5) of the Companies Act, will cease to have any rights of a shareholder except for the right to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act and the rights referred to in Sections 238(12) and 238(16) of the Companies Act. For more information, please see the section of this proxy captioned “The Merger—Dissenters’ Rights.” Prior to the Effective Time, the Company will not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any demand as set forth in the Merger Agreement of any Company ordinary shares.
Representations and Warranties
The Merger Agreement contains representations and warranties that the Company, on the one hand, and Parent and Merger Sub, on the other hand, have made to one another, which are qualified in many cases by knowledge, materiality or material adverse effect standards and with respect to the disclosures made by the Company to Parent and Merger Sub, by (1) certain exceptions and qualifications set forth in the Merger Agreement, (2) confidential disclosures made by the Company to Parent and Merger Sub and (3) certain documents filed with, or furnished to, the SEC by the Company after December 31, 2022 and publicly available prior to August 15, 2024.
The representations and warranties in the Merger Agreement do not survive the closing or termination of the Merger Agreement.
For purposes of this proxy statement and the Merger Agreement, a “Material Adverse Effect” with respect to the Company and its subsidiaries means any effect, change, development, fact, condition, event or occurrence that, individually or in the aggregate with all other effects, changes, developments, facts, conditions, events or occurrences (i) has a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole or (ii) would prevent, materially delay or materially impair the consummation of the Transactions including the Merger by the Company (provided that this clause (ii) will be disregarded for purposes of determining whether the conditions under the fourth, fifth and sixth bullets described in the section of this proxy statement captioned “—Conditions of the Merger” have been satisfied); provided, that, for purposes of clause (i) only, that none of the following, and no effect, change, development, fact, condition, event or occurrence arising out of or resulting from any of the following, will constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, development, fact, condition, event or occurrence (A) generally affecting (1) the industry in which the Company and its subsidiaries operate, or any changes or prospective changes in general legal, regulatory, political or social conditions or (2) the economy, credit or financial or capital markets, in any country or region in which the Company or any of its subsidiaries has material operations, including changes in interest or exchange rates, the price or relative value of any digital asset or cryptocurrency or the markets for any such digital asset or cryptocurrency, monetary policy or inflation or (B) to the extent arising out of, resulting from or attributable to (1) changes in any applicable law or in IFRS or in accounting standards, or any changes or prospective changes in the interpretation of any of the foregoing, (2) the negotiation, execution or announcement or performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, vendors, partners, employees or regulators, or certain litigation relating to the Transactions (it being understood that this clause (2) will not apply with respect to references to a “Material Adverse Effect” in the representation or warranty that is specifically intended to address the consequences of the execution and delivery of the Merger Agreement, the public announcement of the Merger Agreement or consummation of the Transactions), (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) tsunamis, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (5) epidemics, pandemics or other disease outbreaks or laws or directives issued by a governmental authority in response to any epidemic, pandemic or other disease outbreak, (6) any action taken by (x) the Company or any of its subsidiaries that is required or expressly contemplated by the Merger Agreement or at Parent’s express written request or with Parent’s consent (provided that this clause (x) will not apply to actions requested to be taken by the Company pursuant to the covenants described in the section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time” and consented to by Parent) or (y) Parent or any of its affiliates, (7) relating to the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective affiliates, (8) any change or prospective change in the Company’s credit ratings, (9) any decline in the market price, or change in trading volume, of the capital stock of the Company or (10) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (8), (9) and (10) will not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (10)) may be taken into consideration when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, further, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (5) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, development, fact, condition, event or occurrence has a disproportionate adverse effect on the Company and its subsidiaries, taken as a whole, as compared to similarly situated participants in the industry in which the Company and its subsidiaries operate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).
The representations and warranties made by the Company relate to, among other topics, the following:
•	the organization, good standing, authority and qualification to conduct business with respect to the Company and each subsidiary;
•	capitalization;
•	authority to enter into the Merger and the binding nature of the Merger Agreement;
•	shareholder voting requirements;
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the absence of any conflict or violation of the Company’s amended and restated memorandum and articles of association, as adopted by special resolution dated July 23, 2021 and effective on March 16, 2022 (the “Company Charter”), existing material contracts or applicable laws due to the performance of the Merger Agreement and the Transactions;

•	governmental approvals;

•	compliance with SEC filing requirements;
•	conformity with IFRS and SEC requirements of financial statements filed with the SEC;
•	no undisclosed liabilities;
•	existence of internal controls and disclosure controls and procedures;
•	existence of a certain aggregate amount of unrestricted cash in the Company’s bank accounts in Singapore (the “Cash Amount”);
•	the accuracy of information supplied for inclusion in this proxy statement;
•	the absence of certain actions or circumstances since March 31, 2024, and absence of any Material Adverse Effect since December 31, 2023;
•	the absence of certain legal proceedings;
•	compliance with applicable laws and holding of required permits;
•	certain tax matters;
•	certain employee benefits matters;
•	certain labor matters;
•	certain environmental matters;
•	certain intellectual property, data privacy and cybersecurity matters;
•	absence of rights agreements and inapplicability of anti-takeover law;
•	matters relating to the leased real property and the absence of owned real property;
•	material contracts;
•	compliance with certain anti-corruption, bribery and sanctions laws;
•	insurance coverage;
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receipt of an opinion from the Special Committee’s financial advisor regarding the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of Company ordinary shares (other than holders of Company ordinary shares that are or will be parties to a Support Agreement);

•	brokers and other advisors;
•	related party transactions;
•	material suppliers; and
•	the absence of any other representations or warranties.
The representations and warranties made by Parent and Merger Sub relate to, among other topics, the following:
•	the valid existence, good standing, authority and qualification to conduct their respective businesses;
•	authority to enter into the Merger and the binding nature of the Merger Agreement;
•	the absence of any conflict or violation of any organizational documents, existing material contracts or applicable laws due to the performance of the Merger Agreement and the Transactions;
•	governmental approvals;
•	ownership and operations of Merger Sub;
•	the Equity Commitment Letter made available by Parent to the Company (including the enforceability thereof) and the respective financing contemplated thereunder;
•	the guarantee made available by Parent to the Company guaranteeing the obligations of Parent and Merger Sub under the Merger Agreement by the Guarantors;

•	the solvency of the Surviving Company as of the Effective Time;
•	brokers and other advisors;
•	the accuracy of information supplied for inclusion in this proxy statement;
•	the absence of certain legal proceedings;
•	non-ownership of Company securities;
•	non-reliance on Company estimates, projections, forecasts, forward-looking statements and business plans; and
•	the absence of any other representations or warranties.
Covenants Regarding Conduct of Business by the Company Pending the Effective Time
The Company has agreed under the Merger Agreement, subject to certain exceptions (including as required by applicable law, judgment or a government authority, as required, expressly contemplated or expressly permitted by the Merger Agreement and as set forth in the confidential disclosure schedules to the Merger Agreement) and unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned and Parent has agreed to use its reasonable best efforts to provide a written response within five business days after a written request by the Company for such consent), to and has agreed to cause each of its subsidiaries to, use its and their commercially reasonable efforts to (1) carry on its business in all material respects in the ordinary course of business and in material compliance with all applicable laws and (2) to the extent consistent with the foregoing, preserve its and its subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, key vendors, key employees and other persons with whom the Company or its subsidiaries have significant business relationships substantially intact. The Company has also agreed to certain restrictions on its activities during the period from August 16, 2024 to the Effective Time or earlier termination of the Merger Agreement. These restrictions on the Company’s activities are summarized below. In general, subject to certain exceptions, the Company will not, and will not permit any of its subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned and Parent has agreed to use its reasonable best efforts to provide a written response within five business days after a written request by the Company for such consent):
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(1) other than transactions among the Company and its wholly owned subsidiaries or among the Company’s subsidiaries, in each case, in the ordinary course of business, issue, sell, grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests or any awards under an equity plan maintained by the Company, with certain specified exceptions, (2) other than transactions among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, in each case, in the ordinary course of business, redeem, purchase or otherwise acquire any of its outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any shares or other equity or voting interests, with certain specified exceptions, (3) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of capital stock or other equity or voting interests, except for payments, dividends or distributions made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its other wholly owned subsidiaries, (4) split, combine, subdivide, consolidate or reclassify any shares of its share capital or other equity or voting interests, except for any such transaction by a subsidiary of the Company which remains a wholly owned subsidiary after consummation of such transaction, (5) in the case of the Company, modify the terms of any shares of its capital stock or other equity or voting interest or (6) pledge or encumber any shares of its capital stock or other equity or voting interest;

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(1) incur any new indebtedness except for (a) intercompany loans among the Company and its wholly owned subsidiaries for the purpose of operating their respective businesses prior to the closing of the Merger, (b) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (c) indebtedness incurred in connection with the refinancing of any indebtedness existing on, and maturing within twelve months of, August 16, 2024 or permitted to be incurred, assumed or otherwise entered into under the Merger Agreement, so long as such refinancing does not add any prepayment or redemption penalty or premium that is not in the indebtedness being refinanced or increase the prepayment or redemption penalty or premium payable under the indebtedness incurred in such refinancing as compared to the corresponding prepayment or redemption penalty or premium payable on the indebtedness being refinanced if such indebtedness being refinanced were to be paid off on the closing of the Merger, (d) the capitalized liability under all capital and finance leases, (e) contracts relating to interest rate protection, swap agreements, collar agreements and other hedging agreements, in each case, to the extent payable if such contract is terminated at the closing of the Merger or (f) other indebtedness in an aggregate principal amount not to exceed $2.5 million at any time incurred by the Company or any of its subsidiaries, in the case of each of (a) through (f), so long as such actions do not contravene or result in a breach of certain specified provisions of the Merger Agreement, (2) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business and not for speculative purposes, (3) assume, guarantee or endorse the obligations of any person or enter into any “keep well” or other agreement to maintain any financial condition of another person (other than the Company or a wholly owned subsidiary of the Company) or (4) settle, waive or forgive, outside the ordinary course of business or transactions among the Company and its wholly owned subsidiaries, any material amount owed to the Company or any of its wholly owned subsidiaries;
•
grant any lien (other than certain permitted liens) on any of its material assets other than (1) to secure indebtedness and other obligations in existence on August 16, 2024 or permitted under the immediately preceding bullet or (2) to the Company or to a subsidiary of the Company in connection with any indebtedness or loan to the extent not otherwise restricted by the Merger Agreement;

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sell, transfer, lease, sublease, license or assign, to any person, in a single transaction or series of related transactions or abandon any of its material properties or asset except (1) sales, pursuant to contracts in force on August 16, 2024 and disclosed to Parent, (2) transfers among the Company and its wholly owned subsidiaries (other than transfer of cash to the extent otherwise restricted by certain specified provisions of the Merger Agreement), (3) for consideration, individually or in the aggregate, not in excess of $2.5 million on a fair value basis or (4) with respect to intellectual property, licenses granted in the ordinary course of business;

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make any loans, capital contributions or advances to any person (other than (i) to the extent not otherwise restricted by certain specified provisions of the Merger Agreement, wholly owned subsidiary of the Company or the Company for the purpose of operating its respective businesses prior to the closing of the Merger and (ii) advances of business expenses in the ordinary course of business) in an aggregate amount for all such loans, capital contributions or advances not to exceed $2.5 million other than (1) trade credit and advances to customers in the ordinary course of business or (2) in connection with a transaction permitted under the sixth bullet in this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time;”

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make or authorize, incur or commit to incur capital expenditures for property, plant or equipment (1) in the period prior to February 28, 2025, in excess of $2 million in the aggregate except for those that are specified in the Company’s capital expenditure budget that was previously made available to Parent in connection with the Merger Agreement, and (2) in the period from and after March 1, 2025, in a manner materially inconsistent with past practice;

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except as permitted under clause (2) of the first bullet or the sixth bullet in this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time,” make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other person, other than purchases of inventory and supplies in the ordinary course of business or pursuant to contracts in force on August 16, 2024;

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except as required under any Company plans, in each case, in effect on August 16, 2024, or adopted, established, entered into or amended after August 16, 2024 not in violation of the Merger Agreement, (1) grant to any director, officer, manager, employee, or independent contractor any increase in compensation or benefits, other than increases in base compensation (and corresponding increases to target bonus opportunities in the same proportion as the applicable increase in base compensation) adopted in the ordinary course of business (including with respect to the timing and notice to employees of such increases)

in connection with the Company’s regular annual review cycle of percentages no greater than the percentage increases budgeted for FY25 by the Company, as shown in the financial model for FY25 provided to Parent prior to August 16, 2024, (2) grant to any employee, director, officer, manager, or independent contractor (who is a natural person or an entity wholly owned by a natural person) of the Company or its subsidiaries any severance, retention, termination pay or similar payments or any equity or equity-based awards, (3) establish, adopt, enter into or amend in any material respect any Company plan (or any plan, program, policy or agreement that would be a Company plan if in effect on August 16, 2024), (other than entering into employment agreements providing for annual base compensation not in excess of $150,000 that (a) do not provide for any rights to severance or termination pay or advance notice of termination for a period that is greater than required by applicable law, (b) are pursuant to a form of employment agreement made available to Parent and (c) are consistent in all material respects with the Company’s practices in the applicable jurisdiction), (4) grant to any current or former employee, director, officer or individual service provider of the Company or any of its subsidiaries any right to reimbursement, indemnification or payment for any taxes incurred under Section 409A or Section 4999 of the U.S. Internal Revenue Code of 1986, as amended or (5) take any action to accelerate any rights or benefits under any Company plan;
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hire, engage or terminate (other than for “summary dismissal” or analogous term under applicable law) the employment or engagement of, any director, officer, manager, employee, or independent contractor (who is a natural person or an entity wholly owned by a natural person) with annual base compensation in excess of $250,000;

•	establish, adopt, enter into, negotiate, amend or extend any collective bargaining agreement with any union;
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implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar actions that would trigger notice requirements or liability under any applicable law governing mass employee layoffs or location closures;

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make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its subsidiaries, except as may be required (1) by IFRS (or any interpretation thereof), (2) by any applicable law, including Regulation S-X under the Securities Act or (3) by any governmental authority or quasi-governmental authority (including the International Accounting Standards Board, Financial Accounting Standards Board or any similar organization to which the Company is subject);

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(1) adopt (except in the ordinary course of business), change (or file a request to make any such change) or revoke any material method of tax accounting or any annual or other material tax accounting period, (2) make (except in the ordinary course of business or for any election described in U.S. Treasury Regulation Section 301.7701-3(c) or similar provision of U.S. state or local law), change or revoke any material tax election, (3) consent to any extension or waiver of any limitation period with respect to a material amount of taxes or a material tax return (other than pursuant to automatic extensions of time to file tax returns obtained in the ordinary course of business), (4) file any material amended tax return, (5) surrender any right to claim a material refund or credit in respect of taxes or (6) request or enter into any ruling, contract or settlement with a governmental authority with respect to a material amount of taxes or a material tax return (except where the failure to enter into any such ruling, contract or settlement would, in the reasonable judgement of the Company after reasonable consultation with its professional advisors and with Parent, have a material adverse impact on the Company or any of its subsidiaries);

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(1) amend the Company Charter or (2) amend the comparable organizational documents of any subsidiary of the Company, in the case of clause (2) other than changes which would not materially and adversely affect Parent;

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settle or compromise any pending or threatened action against the Company or any of its subsidiaries, other than settlements of any pending or threatened action (1) if the amount to be paid by the Company or any of its subsidiaries in any such settlements does not exceed $1.5 million in the aggregate (in each case, excluding any amount that may be paid or reimbursed under insurance policies or for which the Company or any of its subsidiaries is entitled to indemnification or contribution) and (2) that does not include any admission of wrongdoing or criminal act and that provides for a general release of all claims against the Company and its affiliates; provided, that no settlement of any pending or threatened action may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and its subsidiaries, taken as a whole; provided, further, that actions by or against the Company or any of its subsidiaries relating to (a) litigation related to the Transactions, (b) the matters set forth on the section of this proxy statement captioned “—Reasonable Best Efforts” and (c) dissenter’s rights will not be governed by this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time” and will instead be governed by other provisions of the Merger Agreement;
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with respect to the Company and its subsidiaries, adopt a plan or arrangement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of its subsidiaries or enter into a new line of business;

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(1) modify, amend, or waive any material rights under any material contract, other than in the ordinary course of business on terms, in a manner that is material and adverse to the Company and its subsidiaries, taken as a whole, or cancel or terminate, in whole or in part, any material contract (other than any expiration in accordance with its terms) in a manner that is material and adverse to the Company and its subsidiaries, taken as a whole or (2) enter into any contract that would have been a material contract if it had existed on August 16, 2024 other than in the ordinary course of business; provided that this bullet will not restrict any action that is specifically addressed and permitted under any other bullet in this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time;”

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enter into any agreement covered under Item 404 of Regulation S-K under the Securities Act (other than any payments, transactions or benefits pursuant to contracts or Company plans made available to Parent prior to August 16, 2024, or otherwise as permitted under the eighth bullet in this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time”);

•	adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Merger Agreement or Transactions, including the Merger;
•
(1) purchase any real property; (2) enter into any new lease agreement with respect to real property that is not leased by the Company or one of its subsidiaries as of August 16, 2024 and that provides for annual rental payments by the Company or one of its subsidiaries exceeding $500,000 individually or $1 million in the aggregate or (3) with respect to any Company lease in effect as of August 16, 2024, (a) amend or modify the terms thereof in any material respect or (b) extend the term thereof, as in effect as of August 16, 2024, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Company lease;

•	cancel, materially reduce, or terminate any material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses;
•
(1) otherwise materially change or materially modify any cash management or other billing practice or policy of the Company and its subsidiaries or (2) make any material changes set forth in the confidential disclosures made by the Company to Parent and Merger Sub in connection with the Merger Agreement;

•
take any voluntary and affirmative action (1) to transfer all or any portion of the Cash Amount in any manner from the Company to any other person (including any direct or indirect subsidiary of the Company), including by expenditure, distribution, capital contribution, advance, intercompany loan, or subscription by the Company (including in exchange for issuances of equity interests or other rights convertible into equity interests of another person, including any direct or indirect subsidiary of the Company) or (2) to subject the Cash Amount to any liens (other than permitted liens and liens that exist as of August 16, 2024) or any restrictions, limitations, or taxes, in each case, that do not apply to transfers of the Cash Amount as of August 16, 2024 and that do apply to transfers of the Cash Amount (including transfers that take the form of repatriations, distributions, dividends, redemption payments, other payments, or repatriations), except, in the case of both (1) and (2), for (a) (i) if the closing of the Merger occurs by February 28, 2025, transfers and expenditures, for the purpose of operating the respective businesses of the Company and its subsidiaries at or prior to the closing of the Merger, in an aggregate amount not to exceed the sum of $10 million plus the amount of any earnings or interest accrued on the Cash Amount from and after August 1, 2024 or (ii) if the closing of the Merger does not occur by February 28, 2025, transfers and expenditures for the purpose of operating the respective businesses of the Company and its subsidiaries at or prior to the closing of the Merger, (b) payments in an aggregate amount not to exceed $41 million substantially consistent with the Company’s estimated budget made available to Parent in respect of (i) the Company’s costs, fees and expenses (other than the fees and expenses of the Company’s external legal advisors) incurred in connection with the Transaction at or before the closing of the Merger, (ii) the fees and expenses of the Company’s external legal advisors incurred in connection with the Transaction through August 16, 2024, and (iii) success based, non-hourly or discretionary fees of the Company’s financial, legal and other advisors incurred in connection with the Transaction at or before the closing of the Merger; and (c) payment of the fees (based on hourly rates) and expenses of the Company’s external legal advisors incurred after August 16, 2024 and through the closing of the Merger in connection with the Transaction; and
•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
For purposes of these covenants only, the Company’s “wholly owned subsidiaries” are deemed to include certain non-wholly owned subsidiaries specified in the confidential disclosures made by the Company to Parent and Merger Sub in connection with the Merger Agreement. Such subsidiaries are permitted to take any actions that a wholly-owned subsidiary is permitted to take under the terms of the Merger Agreement and will be subject to the same limitations as a wholly-owned subsidiary under this section of this proxy statement captioned “—Covenants Regarding Conduct of Business by the Company Pending the Effective Time,” in each case in a manner consistent with continuing to satisfy the applicable foreign investment limitations or similar requirements under applicable law.
Nothing contained in the Merger Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in the Merger Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.
No Solicitation; Change in Recommendation
Subject to the terms of the Merger Agreement, the Company will, and will cause each of its subsidiaries and its and their officers and directors to, and will instruct and use its reasonable best efforts to cause its other representatives to (in each case, acting in their capacity as such to the Company and/or any of its subsidiaries), from the date of the Merger Agreement until the Effective Time (or earlier if the Merger Agreement is terminated in accordance with its terms), (1) (a) immediately cease any solicitation, discussions or negotiations with any persons that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, promptly request the return or destruction of all confidential information furnished by the Company or on its behalf to any person and its representatives with respect to a Takeover Proposal on or prior to the date of the Merger Agreement and immediately shut off all access of any person to any electronic data room maintained by the Company with respect to a possible Takeover Proposal (in each case, other than Parent and its representatives) and (b) not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any person of the provisions summarized in this section of this proxy statement), or furnish to any other person any non-public information, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its subsidiaries, in connection with, or for the purpose of encouraging, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal and (2) not enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement relating to a Takeover Proposal other than an Acceptable Confidentiality Agreement in accordance with the Merger Agreement. From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company will not waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Board of Directors unless the Board of Directors or the Special Committee determines in good faith that the failure to waive, terminate or modify such provision would be reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law; provided, that the Company notify Parent of such waiver, termination or modification promptly (and in any event within 24 hours) thereafter.

Notwithstanding anything contained in the summary of the Merger Agreement in this proxy statement to the contrary, after the date of the Merger Agreement and prior to receipt of the Company Shareholder Approval, if the Company or any of its representatives receives a Takeover Proposal that does not result from a material breach of the foregoing non-solicitation obligations in the paragraph above, (1) the Company and its representatives may contact and engage in discussions with such person or group of persons making the Takeover Proposal or its or their representatives and financing sources solely to clarify (but not engage in negotiations or provide non-public information) the terms and conditions thereof to determine whether the Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal or to request that any Takeover Proposal made orally be made in writing or to notify such person or group of persons or its or their representatives and financing sources of the Company’s obligations described in this section of this proxy statement and (2) if the Board of Directors or the Special Committee determines in good faith, (a) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes, or would reasonably be expected to result in a Superior Proposal and (b) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law, then the Company and any of its representatives may:
•
enter into an Acceptable Confidentiality Agreement with the person or group of persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its subsidiaries to the person or group of persons that has made such Takeover Proposal and its or their respective representatives and financing sources; provided, that that the Company will promptly (and in any event within 24 hours) provide to Parent any material non-public information concerning the Company or any of its subsidiaries that is provided to any person given such access that was not previously provided to Parent or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Takeover Proposal and its or their representatives and financing sources.
The Company will promptly (and in any event within 24 hours after knowledge of receipt by the Special Committee or an executive officer of the Company) notify Parent in the event that the Company or any of its subsidiaries or its or their representatives receives a Takeover Proposal and will disclose to Parent the material terms and conditions of any such Takeover Proposal (whether written or oral) and the identity of the person or group of persons making such Takeover Proposal and copies of any documents evidencing or delivered in connection with such Takeover Proposal, and the Company will keep Parent reasonably informed promptly of any material developments with respect to any such Takeover Proposal (including any material changes thereto and including by providing copies of any revised or new material documents evidencing or delivered in connection with such Takeover Proposal).
Neither the Board of Directors nor any committee thereof will (1) withhold or withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or amend or modify in a manner adverse to Parent), the Board of Directors’ recommendation, (2) in the case of the Board of Directors, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s shareholders within ten business days of commencement thereof pursuant to Rule 14d-2 under the Exchange Act (provided, that if the Extraordinary General Meeting is scheduled to be held more than three business days but less than ten business days from the date of such public disclosure, prior to the date which is one business day before the date on which the Extraordinary General Meeting is scheduled to be held), (3) recommend or endorse the approval or adoption of, or approve or adopt, or publicly propose to recommend, endorse, approve or adopt, any Takeover Proposal, (4) fail to include the Board of Directors’ recommendation in this proxy statement or (5) fail to publicly reaffirm the Board of Directors’ recommendation within ten business days of the public disclosure of a Takeover Proposal (other than of the type referred to in the clause (3)) with any person other than Parent and Merger Sub (provided, that if the Extraordinary General Meeting is scheduled to be held more than three business days but less than ten business days from the date of such public disclosure, promptly and in any event prior to the date which is one business day before the date on which the Extraordinary General Meeting is scheduled to be held) (any action described in clauses (1) through (5), other than a customary “stop, look and listen” communication, being referred to as an “Adverse Recommendation Change”); it being understood that a reaffirmation of the Board of Directors’ recommendation by the Special Committee will be sufficient to satisfy the Company’s obligations under this clause (5) as if it were the Board of Directors.
Prior to obtaining the Company Shareholder Approval, the Company will be permitted, in response to a written Takeover Proposal not solicited in breach of the non-solicitation obligations summarized in this section of this proxy statement, (1) for the Board of Directors (on recommendation of the Special Committee) or the Special Committee

to make an Adverse Recommendation Change or (2) for the Company, on recommendation of the Special Committee and approval by the Board of Directors, to concurrently enter into a Company acquisition agreement with respect to such Takeover Proposal and terminate the Merger Agreement in accordance with the terms thereof, in either case of clauses (1) and (2) if the Special Committee has determined in good faith, (a) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and (b) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law; provided, that each such action set forth in clauses (1) and (2) will not be permitted unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice will specify the identity of the party making such Takeover Proposal and the material terms thereof together with copies of all material relevant agreements (including any Company acquisition agreement)) relating to such Takeover Proposal, (B) the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of the Merger Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal and (C) following the end of such notice period, the Board of Directors or the Special Committee will have considered in good faith such revisions, and will have determined that the Superior Proposal constitutes a Superior Proposal, and after consultation with its financial advisor and outside legal counsel, the failure to do so would continue to reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law, if the revisions proposed were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of such Superior Proposal, the foregoing will again apply (but the five calendar day period will instead be three calendar days)).
Prior to obtaining the Company Shareholder Approval, the Board of Directors (on recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change in response to an Intervening Event that is continuing if the Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law; provided, that the Board of Directors or any committee thereof will not, and will cause the Company not to, take any such action unless (1) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice will include a reasonably detailed description of such Intervening Event), (2) the Company has negotiated, and has caused its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of the Merger Agreement such that failure to make such Adverse Recommendation Change would no longer reasonably be expected to constitute a breach of the directors’ fiduciaries under applicable law and (3) following the end of such notice period, the Special Committee will have considered in good faith such revisions, and will have determined that failure to make such Adverse Recommendation Change would continue to reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law if the revisions were to be given effect (it being understood that in the event of any change of the financial or any other material facts of such Intervening Event, the foregoing will again apply with respect to each such revision (but the five calendar day period will instead be three calendar days)).
For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means (1) any confidentiality agreement entered into by the Company after the date of the Merger Agreement that contains confidentiality provisions that are not materially less favorable in any substantive respect to the Company than those contained in the confidentiality agreement dated as of June 12, 2024, by and between the Company and EQT Partners Asia Pte. Ltd and that expressly permits the Company to make the disclosures required to be made to Parent by the Merger Agreement, it being understood that such agreement need not include any standstill provisions or similar restrictions or (2) any confidentiality agreement entered into prior to the date of the Merger Agreement, it being understood that the Company will be entitled to waive or release any pre-existing explicit or implicit standstill provisions or similar restrictions with any person or group of persons solely to the extent permitted under the Merger Agreement.
For purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent or any of its affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect:
•
acquisition of 20% or more of the consolidated assets, net revenue or net income of the Company and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee), including through the acquisition of one or more subsidiaries of the Company owning such assets;

•	acquisition of 20% or more of the Company ordinary shares;

•	tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Company ordinary shares; or
•
merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such person or group (or the shareholders of any person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee) or 20% or more of the aggregate voting power of the outstanding equity securities of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions.

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Takeover Proposal made by any person or group (other than Parent or any of its affiliates) that the Special Committee has determined in its good faith judgment (1) would be more favorable from a financial point of view to the Company’s shareholders than the Transactions and (2) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing, due diligence and other aspects of such proposal and of the Merger Agreement; provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal will be deemed to be references to “50%.”
For purposes of the Merger Agreement, an “Intervening Event” means any effect, change, circumstance, event or occurrence that is material to the Company and its subsidiaries, taken as a whole, and was not known to or reasonably foreseeable by, or the material consequences of which were not known or reasonably foreseeable, to either the Board of Directors or the Special Committee as of the date of the Merger Agreement and provided that any effect, change, circumstance, event or occurrence that relates to or involves (1) any Takeover Proposal or Superior Proposal or any inquiry or communications or matters relating thereto, (2) a breach of the Merger Agreement by the Company or any of its subsidiaries or (3) the market price of the Company ordinary shares (other than the underlying reasons for such effect, change, circumstance, event or occurrence) will not be deemed to constitute an Intervening Event.
Efforts to Obtain the Company Shareholder Approval
Notwithstanding any Adverse Recommendation Change, and subject to the terms of the Merger Agreement and applicable law, and to the extent not prohibited by any judgment, the Company (and, as applicable, the Board of Directors) will take all necessary actions in accordance with applicable law, the Company Charter and the rules of NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval. Subject to the provisions of the Merger Agreement summarized in the section of this proxy statement captioned “No Solicitation; Change in Recommendation,” the Company will use its reasonable best efforts to obtain the Company Shareholder Approval.
The Company may, with the approval of the Special Committee, adjourn, recess, or postpone the Extraordinary General Meeting (1) after reasonable consultation with its outside legal counsel, to allow reasonable additional time for the filing or mailing of any supplement or amendment to this proxy statement that the Company has determined is required under applicable law and for such supplement or amendment to be disseminated and reviewed by the shareholders of the Company in advance of the Extraordinary General Meeting, (2) to the extent required by a court of competent jurisdiction in connection with any actions in connection with the Merger Agreement or the Transactions, (3) if as of immediately prior to the time for which the Extraordinary General Meeting is originally scheduled there are insufficient Company ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Extraordinary General Meeting or (4) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval; provided, other than in the case of the foregoing clause (2), the Company may not postpone or adjourn the Extraordinary General Meeting more than two times, and each such postponement or adjournment will not be for more than by ten business days on any single occasion, in each case, without Parent’s prior written consent; provided, further, that in no event (x) will the Extraordinary General Meeting be postponed or adjourned beyond the date that is three business days prior to the Outside Date or (y) once it is fixed by the Board of Directors, will the record date for the Extraordinary General Meeting change (whether or not in connection with any such postponement or adjournment), without the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) unless required by applicable law. The Company agrees that no matters will be brought before the Extraordinary General Meeting, other than adoption of the Merger Agreement and the Plan of Merger, approval of any transactions requiring the Company Shareholder Approval and any related and customary procedural matters, including adjournment or postponement thereof, and matters required by law to be voted on in connection with the approval of the Merger.
Reasonable Best Efforts
Each of the parties to the Merger Agreement has agreed to cooperate with the other parties and use (and cause their respective affiliates to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for in the Merger Agreement) to promptly:
•
take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to the closing of the Merger to be satisfied as promptly as reasonably practicable and to consummate and make effective the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

•	obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary to consummate the Transactions;
•	execute and deliver any additional instruments necessary to consummate the Transactions; and
•
defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions,

•
in each case other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to regulatory laws, which are dealt with in the provisions described below.

The Company and Parent also agreed (and Parent will cause its subsidiaries to) use reasonable best efforts to (1) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such laws and (2) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise lawfully minimize the effect of such Takeover Law on such Transactions.
Each of the parties also agreed (and Parent will cause its affiliates) to (1) make the appropriate filings (or draft filings, where applicable) or submissions under the required regulatory laws as promptly as reasonably practicable, and in any event no later than within 20 business days following the date of the Merger Agreement and (2) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such required regulatory laws. In furtherance of the above, each of the parties hereto will use its reasonable best efforts to cooperate with the other parties and use (and will cause its respective subsidiaries to use) reasonable best efforts to avoid or eliminate each and every impediment and obtain all consents under any regulatory laws that may be required by any foreign or federal, state or local governmental authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as practicable.
Parent will use its (and will cause its affiliates to use their respective) reasonable best efforts to secure the expiration or termination of any applicable waiting period and obtain any consent, clearance or approval required under any applicable regulatory laws. In furtherance of the foregoing, Parent will use its reasonable best efforts to resolve any objections asserted with respect to the Transactions under any applicable regulatory law raised by any governmental authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (1) executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person, (2) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of the Company and its subsidiaries, (3) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective subsidiaries, (4) terminating any joint venture or other arrangement of the Company and its subsidiaries, (5) creating any relationship, contractual right or obligation of the Company or Parent or their respective subsidiaries or (6) effectuating any other change or restructuring of the Company or Parent or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with any governmental authority in connection with any of the foregoing) and, in the case of actions by or with respect to the Company, by consenting to such action by the

Company (including any consents required under the Merger Agreement with respect to such action) (each of (1) to (6), a “Remedial Action”); provided, that the Company will not take any of the foregoing actions without Parent’s prior written consent (which will not be unreasonably withheld, delayed or conditioned). Parent and the Company will respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any governmental authority with respect to the Transactions. Nothing in the Merger Agreement requires any party or its affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned on the closing of the Merger.
Parent will (1) direct the strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority in connection with the Transactions and (2) develop, in good faith cooperation with the Company, the positions to be taken and the regulatory actions to be requested in any filing or submission with a governmental authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a governmental authority relating to the Transactions and of all other regulatory matters incidental thereto. Neither Parent nor the Company will commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under any regulatory laws or enter into a timing agreement with any governmental authority, or withdraw its initial filing pursuant to any regulatory law, as the case may be, and refile any of them, without the prior written consent of the other party. The parties will also use reasonable best efforts to defend through litigation any claim asserted in court by any person, including any governmental authority, under any regulatory laws in order to avoid entry of, or to have vacated or terminated, any judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the closing of the Merger.
Each of the parties also agreed to use its reasonable best efforts to:
•
cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a governmental authority relating to the Transactions, including any proceeding initiated by a private person;

•
keep the other parties informed in all substantive respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any governmental authority and of any substantive communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions;

•
subject to applicable laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties with respect to information relating to the other parties and their respective affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any governmental authority in connection with the Transactions subject to certain qualifications; and

•	to the extent permitted by such applicable governmental authority or other person, give the other parties the opportunity to attend and participate in such meetings and conferences.
Parent and the Company have the right to review in advance all written materials submitted to any governmental authority in connection with the Transactions, in each case to the extent such materials or communications are related to any regulatory laws; provided that any such materials may be redacted (1) to remove references concerning the valuation of, other bidders for, or the assessment of other strategic alternatives available to, the Company, (2) as necessary to comply with contractual arrangements or applicable law and (3) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that a party may reasonably designate any competitively sensitive material provided to another party as “Outside Counsel Only,” in which case such materials and the information contained therein will be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials.
In the event that any action is commenced challenging the Merger and Transactions and such action seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the Transactions, the Company, Parent and Merger Sub will use their respective reasonable best efforts to take any and all action to resolve any such action and each of the Company, Parent and Merger Sub will cooperate with each other to contest any such action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the Transactions.
From the date of the Merger Agreement until the closing date of the Merger or earlier termination of the Merger Agreement, without the prior written consent of the Company, Parent and Merger Sub will not, and Baring Private Equity Asia Fund VIII L.P. will not, acquire or agree to acquire any rights, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, or cause Parent, Merger Sub or the Company to be required to obtain any additional clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, under applicable regulatory laws with respect to the Merger and the Transactions, (2) materially increase the risk of any governmental authority entering an order prohibiting the Transactions, or (3) prevent or materially delay the consummation of the Transactions, including the Merger.
Notwithstanding the provisions summarized in this section above, Company, Parent and Merger Sub have agreed that Parent and its other affiliates will not be required to take or agree to, or cause any of its affiliates (other than Merger Sub or any of its other subsidiaries, if any) to take or agree to, any Remedial Action or other action specified in this section with respect to EQT, any investment funds or investment vehicles affiliated with, or managed or advised by, EQT or its affiliates or any portfolio company (as such term is commonly understood in the private equity industry) or investment of EQT or of any such investment fund or investment vehicle, or interest therein under this section, in each case, other than with respect to (x) the Company and its subsidiaries or (y) the assets, properties, business, operations or ownership of any of the Company and its subsidiaries; provided, that the foregoing will not qualify or limit the obligations of Parent and Merger Sub to (and to cause its affiliates to cooperate and provide information in order for Parent and Merger Sub to) (A) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, governmental authorities as required by this section and (B) obtain all necessary information, documentation or cooperation required from its affiliates in order to comply with Parent’s and Merger Sub’s obligations under this section and any determination as to Parent’s and Merger Sub’s compliance with its obligations under this section will be made without regard to the ability of Parent to control the applicable affiliate.
Financing
The Merger Agreement provides that each of Parent and Merger Sub will use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter in amounts at least equal to the Financing Amounts contemplated by the Merger Agreement and Equity Commitment Letter. Parent will also use reasonable best efforts to take, or cause Merger Sub and its controlled affiliates to use reasonable best efforts to take, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing on the terms and subject only to the conditions described in the Equity Commitment Letter as promptly as possible but in any event prior to the Outside Date, including by:
•	maintaining in effect the Equity Commitment Letter;
•	negotiating and entering into definitive agreements with respect to the Equity Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein; and
•	satisfying, on a timely basis, to the extent within their control, all conditions in the Equity Commitment Letter and the Definitive Agreements and complying with its obligations thereunder.
Parent will comply, and cause its affiliates to comply, with its obligations, and enforce its rights, under the Equity Commitment Letter and Definitive Agreements in a timely manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Equity Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at the closing of the Merger) have been satisfied, Parent will use reasonable best efforts to cause the Guarantors to comply with their respective obligations thereunder, including to fund the Equity Financing.

Parent may not, without the prior written consent of the Company, (1) permit any amendment or modification to, or consent to any waiver of any provision or remedy under, the Equity Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (a) imposes new or additional conditions or other contingencies or otherwise expands, amends or modifies any of the conditions or other contingencies, to the consummation or receipt of all or any portion of the Equity Financing, in each case, in a manner that would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions, (b) reduces the aggregate amount of the Equity Financing contemplated in the Equity Commitment Letter to an amount that would be less than an amount that would be required to satisfy the Financing Amounts contemplated by the Merger Agreement and Equity Commitment Letter, (c) would reasonably be expected to adversely affect the ability of Parent to enforce its rights against other parties to the Equity Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter as in effect on the date of the Merger Agreement, (d) would reasonably be expected to make the timely funding of the Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur or (e) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions; or (2) terminate the Equity Commitment Letter or any Definitive Agreement.
Compliance by Parent with the provisions described in this section of this proxy statement will not relieve Parent of its obligations to consummate the Transactions, including the Merger, whether or not any debt, equity or other financing (including the Equity Financing) is available, and Parent acknowledges and agrees that its obligation to consummate the Transactions, including the Merger, on the terms and subject to the conditions set forth herein are not conditioned upon or contingent on the availability or consummation of any debt, equity or other financing for or related to any of the Transactions, including the Merger (including, without limitation, all or any portion of any financing), subject to satisfaction of the conditions to the closing of the Merger specified in the Merger Agreement.
Pursuant to the Merger Agreement, the Company has agreed that following the date of the Merger Agreement and prior to the Effective Time, it will use its reasonable best efforts, and will cause each of its subsidiaries and its and their respective representatives to use reasonable best efforts, to provide Parent and Merger Sub with all reasonable cooperation as is reasonably requested (if applicable) in writing by Parent in connection with the arrangement of any third party debt financing that Parent or Merger Sub may seek to obtain in connection with the Transactions.
Indemnification and Insurance
The Merger Agreement provides that from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, to the fullest extent permitted by applicable law, honor and fulfill in all respects the obligations of the Company and its subsidiaries under (1) the memorandum and articles of association (or similar organizational documents) of the Company and its subsidiaries in effect as of the date of the Merger Agreement with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses and (2) any and all indemnification agreements set forth in the confidential disclosures made by the Company to Parent and Merger Sub in connection with the Merger Agreement between the Company or any of its subsidiaries and any of their respective present or former directors, officers and employees (and any person who becomes a director, officer or employee of the Company or any of its subsidiaries prior to the Effective Time).
For a period of six years from and after the Effective Time, Parent will cause the Surviving Company to, (1) to the fullest extent permitted by applicable law, indemnify and hold harmless each current and former director, officer or employee of the Company or any of its subsidiaries (and any person who becomes a director, officer or employee of the Company or any of its subsidiaries prior to the Effective Time) and each individual who serves or served at the request of the Company or any of its subsidiaries as a representative of another person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (a) the fact that an Indemnitee is or was a director, officer or employee of the Company or such subsidiary or serves or has served at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan) or (b) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case under (a) or (b), at, or at any time prior to, the Effective Time (including any action relating in whole or in part to the Transactions or relating to the enforcement of the corresponding provision of the Merger Agreement or any other indemnification, advancement or reimbursement right of any indemnitee) and (2) assume (in the case of the Surviving Company, in the Merger without any further action) all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s Charter and the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement.
Parent, from and after the Effective Time, will cause, unless otherwise required by law, the memorandum and articles of association (or similar organizational documents) of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors, officers and employees and indemnification than are set forth as of the date of the Merger Agreement in the Company’s Charter, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent will cause the Surviving Company to pay, promptly after receipt by Parent or the Surviving Company of a written request by an Indemnitee if delivered prior to the sixth anniversary of the Effective Time, all reasonable and documented liabilities, losses, costs and expenses of such Indemnitee in connection with matters for which such Indemnitee is eligible to be indemnified in advance of the final disposition of such matter (including any action in connection with enforcing the indemnity and other obligations described in this section of this proxy statement), subject to receipt of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification under the Merger Agreement.
Neither Parent nor the Surviving Company will settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions (each, a “Claim”), for which indemnification could be sought by an Indemnitee pursuant to this provision, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnitees will cooperate in the defense of any claim and agree to provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
For the six-year period commencing immediately after the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of the Merger Agreement (or the Surviving Company may substitute therefor policies of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy, if the cost of such “tail” policy does not exceed the Maximum Premium). In lieu of maintaining such current policies, the Company may (or if requested by Parent, the Company will use reasonably best efforts to), in consultation with Parent, purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. The Surviving Company will not be obligated to (i) pay annual premiums for the “tail” policy in excess of 300% of the amount paid by the Company for coverage for the calendar year ended December 31, 2023 (such 300% amount, the “Maximum Premium”) or (ii) pay an aggregate cost for the “tail” policy in excess of the Maximum Premium. If the annual premiums of such insurance coverage for the six-year period exceed the Maximum Premium or the aggregate cost for such “tail” policy exceeds the Maximum Premium, as applicable, then the Surviving Company will be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Premium or an aggregate cost for such “tail” policy not exceeding the Maximum Premium. If such prepaid “tail” policy has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to the foregoing and the Surviving Company will cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
The obligations of Parent and the Surviving Company with respect to indemnification under the Merger Agreement will not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom such provisions apply unless (x) such termination or modification is required by applicable law or (y) the affected Indemnitee will have consented in writing to such termination or modification. In the event that (1) Parent, the Surviving Company or any of their respective successors or assigns (a) consolidates with or merges into any other person, entity or group and is not the continuing or surviving company or entity of such consolidation or merger or (b) transfers or conveys all or substantially all of its properties and assets to any person, entity or group or (2) Parent or any of its successors or assigns dissolves the Surviving Company, then, and in each such case, proper provisions will be made so that the successors and assigns of Parent or the Surviving Company assume all of the obligations thereof with respect to indemnification set forth in the Merger Agreement.
Employee Benefits Matters
The Merger Agreement provides that for a period of 12 months following the Effective Time (or, if shorter, the applicable Continuing Employee’s period of employment following the Effective Time), Parent will, and will cause its subsidiaries to, provide (i) annual base salary or hourly base wage rates (as applicable) and target annual or short-term cash incentive opportunities (including target commission-based cash incentive opportunities) to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who remains so employed immediately following the Effective Time (each, a “Continuing Employee”) that, in each case, are no less favorable than those in effect immediately prior to the Effective Time, and (ii) other broad-based employee benefit plans and arrangements (other than change-in-control compensation, equity or equity-based compensation, long-term incentive compensation, nonqualified deferred compensation, severance, defined benefit pension, retiree medical benefits and other similar plans and arrangements (the “Excluded Benefits”)) to Continuing Employees that are substantially similar in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, if applicable law requires greater compensation or benefits to be provided, Parent will provide, or cause the Company or any of its subsidiaries to provide, such applicable greater compensation and benefits. During such 12-month period, Parent will, or will cause the Surviving Company to, assume, honor and continue all of the Company’s employment, retention, and termination plans, policies, programs, agreements and arrangements maintained by the Company or any of its subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Merger or the Transactions, without any amendment or modification, other than any amendment or modification required to comply with applicable law or consented to by the parties to the Merger Agreement.
In addition, with respect to all employee benefit plans of the Surviving Company and its subsidiaries in which any Continuing Employee is eligible to participate, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accrual and early retirement subsidies, each Continuing Employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer or the Company or any such Subsidiary, to the extent such service was recognized by the Company) will be treated as service with the Surviving Company or any of its subsidiaries; provided that such service will not be recognized to the extent such recognition would result in any duplication of benefits for the same period of service or for any purpose with respect to the Excluded Benefits (other than severance benefits), unless otherwise required by applicable law.
With respect to any welfare benefit plan maintained by the Surviving Company or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to (i) waive, or cause to be waived, all pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions that would prevent immediate or full participation, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods or other restrictions would not have been satisfied or waived under the comparable Company plan immediately prior to the Effective Time, and (ii) recognize the full dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations.
The parties also agreed that each Continuing Employee eligible to receive annual cash bonuses in respect of 2024 will continue to be eligible to receive such bonuses at such times and subject to the terms and conditions of the applicable Company benefit plan in effect immediately prior to the Effective Time, except that if the closing of the Merger occurs prior to December 31, 2024, achievement of the applicable performance metrics will be determined in good faith by the Company based on actual performance through the Effective Time, and in the event of certain terminations of employment prior to payment, Continuing Employees will remain eligible to receive a pro rata bonus. The Merger Agreement also provides that as soon as reasonably practicable following the Effective Time, Parent will, or will cause the Surviving Company to, use reasonable efforts to establish and implement a broad-based incentive program and allocate awards under such incentive program to certain Continuing Employees in Parent’s discretion in consultation with the Surviving Company’s executive leadership team.
Certain Additional Covenants and Agreements
The Merger Agreement also contains additional covenants between the Company, Parent and Merger Sub relating to, among other things, (1) public announcements with respect to the Transactions; (2) access to information and confidentiality; (3) obligations of Merger Sub; (4) coordination with respect to litigation relating to the Merger; (5) covenants relating to the delisting of Company ordinary shares from NYSE and deregistering such Company ordinary shares under the Exchange Act; (6) the filing of this proxy statement and the Extraordinary General Meeting; and (7) the resignation of the Board of Directors.
Conditions of the Merger
Each party’s obligations to effect the Merger are subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable law), on or prior to the closing date of the Merger, of certain conditions, including:
•
no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority of competent jurisdiction is in effect enjoining or otherwise prohibiting consummation of the Merger;

•
Any waiting period or consent, clearance or approval applicable to the consummation of the Merger under the antitrust laws Vietnam (and another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction) will have expired, been terminated, waived or obtained, as applicable; and

•	the receipt of the Company Shareholder Approval.
The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or written waiver by Parent, if permissible under applicable law) on or prior to the closing date of the Merger of the following additional conditions:
•
the truthfulness and correctness of representations and warranties of the Company to the extent specified in the Merger Agreement, subject to certain materiality qualifications and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

•
the Company having complied with or performed in all material respects the obligations required to be complied with or performed by the Company at or prior to the Effective Time under the Merger Agreement and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

•
the absence of any Material Adverse Effect occurring since the date of the Merger Agreement and Parent having received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

The obligation of the Company to effect the Merger is subject to the satisfaction (or written waiver by the Company, if permissible under applicable law) on or prior to the closing date of the Merger of the following additional conditions:
•
the truthfulness and correctness of representations and warranties of Parent and Merger Sub to the extent specified in the Merger Agreement, subject to certain materiality qualifications and the Company having received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

•
Parent and Merger Sub having complied with or performed, in all material respects, the obligations required to be complied with or performed by them at or prior to the Effective Time under the Merger Agreement and the Company having received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

The consummation of the Merger is not conditioned upon Parent’s receipt of financing. Each party may waive in writing any of the conditions to its obligations to consummate the Merger if permissible under applicable law.

Termination of the Merger Agreement
The Merger Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by the mutual written consent of the Company and Parent.
Termination by Either the Company or Parent
In addition, the Company, on the one hand, or Parent, on the other hand, may terminate the Merger Agreement and abandon the Transactions at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
the Effective Time has not occurred on or prior to the Outside Date; provided, that if on the Outside Date the conditions to the closing of the Merger set forth under the first bullet described above in the section of this proxy statement captioned “—Conditions of the Merger” (if such judgment arises under or as a result of the antitrust laws of Vietnam (or another specified jurisdiction to the extent required by the governmental authority of such relevant jurisdiction)) or the second bullet described above in the section of this proxy statement captioned “—Conditions of the Merger” have not been satisfied but all other conditions set forth in the Merger Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger), then the Outside Date will automatically be extended until May 16, 2025; provided, further, that this right to terminate the Merger Agreement will not be available to a party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date;

•
any Restraint having the effect set forth in the first bullet described above in the section of this proxy statement captioned “—Conditions of the Merger” is in effect and has become final and non-appealable; provided, that this right to terminate will not be available to a party if the breach by such party of its representations and warranties set forth in the Merger Agreement or the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of or resulted in the issuance or entry of such Restraint; or

•	the Extraordinary General Meeting (including any adjournments or postponements thereof) has concluded and the Company Shareholder Approval is not obtained.
Termination by Parent
Parent may also terminate the Merger Agreement and abandon the Transactions by written notice to the Company at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
the Company has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of any of the conditions set forth under the fourth and fifth bullets described above in the section of this proxy statement captioned “—Conditions of the Merger” and (2) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (a) 30 calendar days after written notice of such breach or failure to perform, stating Parent’s intention to terminate the Merger Agreement pursuant to this right to terminate and the basis for such termination, is given by Parent to the Company and (b) the Outside Date; provided, that Parent will not have the right to terminate the Merger Agreement pursuant to this right to terminate if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement that would result in a failure of a condition set forth under the seventh and eighth bullets described above in the section of this proxy statement captioned “—Conditions of the Merger;” or

•	prior to receipt of the Company Shareholder Approval, the Board of Directors of the Committee or a committee thereof has made an Adverse Recommendation Change.

Termination by the Company
The Company may also terminate the Merger Agreement and abandon the Transactions by written notice to Parent at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, if:
•
either Parent or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of any of the conditions set forth under the seventh and eighth bullets described above in the section of this proxy statement captioned “—Conditions of the Merger” and (2) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (a) 30 calendar days after written notice of such breach or failure to perform, stating the Company’s intention to terminate the Merger Agreement pursuant to this right to terminate and the basis for such termination, is given by the Company to Parent and (b) the Outside Date; provided, that the Company will not have the right to terminate the Merger Agreement pursuant to this right to terminate if the Company is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement that would result in a failure of a condition set forth under the fourth and fifth bullets described above in the section of this proxy statement captioned “—Conditions of the Merger;” or

•
prior to receipt of the Company Shareholder Approval, in connection with entering into a Company acquisition agreement relating to a Takeover Proposal in accordance with the applicable terms of the Merger Agreement; provided, that the Company has complied with all of its obligations in accordance with the applicable terms of the Merger Agreement (other than in any immaterial respect) with respect to such Company acquisition agreement and that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee.

Termination Fees
The Company will be required to pay to Parent the Company Termination Fee of $33,622,295 (and, if applicable, together with any enforcement expenses up to a cap of $15,000,000) if:
•
the Merger Agreement is terminated (1) by Parent pursuant to the provisions described in the second bullet point described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Parent” or (2) by the Company pursuant to the provisions described in the second bullet point described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by the Company;” and the amount will be paid in the case of clause (1), within two business days after such termination or in the case of clause (2), simultaneously with such termination; or

•
(1) the Merger Agreement is terminated by the Company or Parent pursuant to the provisions described in the first bullet point described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Either the Company or Parent” (provided, that, at the Outside Date, the Company Shareholder Approval has not been obtained at or prior to the Outside Date) or the third bullet described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Either the Company or Parent” or by Parent pursuant to the first bullet point described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Parent” and (2) (a) a bona fide Takeover Proposal has been made, proposed or communicated by a third party (publicly in case of termination pursuant to the third bullet described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Either the Company or Parent”) after the date of the Merger Agreement and, in case of termination pursuant to the third bullet described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Either the Company or Parent,” not withdrawn at least three business days prior to the Extraordinary General Meeting (or in the case of a termination pursuant to the first bullet described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Either the Company or Parent,” at least three business days prior to the termination of the Merger Agreement) (or in the case of a termination pursuant to the first bullet point described above in the section of this proxy statement captioned “—Termination of the Merger Agreement—Termination by Parent,” at least three business days prior to the breach underlying termination of the Merger Agreement) and (b) within 12 months after the date the Merger Agreement is terminated, the Company consummates, or enters into a definitive agreement providing for, a Takeover

Proposal, and the amount will be paid within two business days after the earlier of entry into such definitive agreement for, or consummation of, such Takeover Proposal; provided that for purposes of clauses (1) and (2) above the references to “20%” in the definition of Takeover Proposal will be deemed to be references to “50%.”
Termination of the Merger Agreement will not relieve any party from liability for damages to another party, up to a cap of $112,074,317, resulting from any Willful Breach of the Merger Agreement or Fraud. A “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in the Merger Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would constitute a breach of the Merger Agreement. “Fraud” means an intentional act of common law fraud in the making of the representations and warranties set forth in the Merger Agreement or in a certificate delivered pursuant to the Merger Agreement, in each case with the specific intent to deceive and mislead the other party with respect to such representations and warranties.
Fees and Expenses
Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in the Merger Agreement; provided, that Parent will be responsible for and pay the filing fee under any applicable regulatory laws and any fees for similar filings or notices under foreign laws or regulations.
Withholding Taxes
Payments made to holders of Company ordinary shares pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax (currently at a rate of 24%). To avoid backup withholding, any holder of Company ordinary shares that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the letter of transmittal. Any holder of Company ordinary shares that is not a U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such holder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Holders of Company ordinary shares that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a holder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. Payments made to holders of Company Options, Vested Company RSUs and Unvested Company RSUs will be subject to information reporting and withholding of taxes required by applicable law.
Amendment or Supplement
Subject to compliance with applicable law, at any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties thereto; provided that following receipt of the Company Shareholder Approval, there will be no amendment or change to the provisions of the Merger Agreement which by law would require further approval by the Company shareholders without such approval.
Extension of Time, Waiver, etc.
At any time prior to the Effective Time, Parent and the Company may, subject to applicable law, (1) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, (2) extend the time for the performance of any of the obligations or acts of the other party or (3) waive compliance by the other party with any of the agreements contained in the Merger Agreement applicable to such party or, except as otherwise provided in the Merger Agreement, waive any of such party’s conditions, to the fullest extent permitted by applicable law (it being understood that Parent and Merger Sub will be deemed a single party for purposes of the foregoing).
Governing Law; Jurisdiction
The Merger Agreement and any disputes relating thereto is governed by, and will be construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles. Notwithstanding the foregoing, the following matters arising out of or relating to the Merger Agreement will be construed, performed and enforced in accordance with the laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation of the Company ordinary shares, the rights provided in Section 238 of the Companies Act, the fiduciary or other duties of the Board of Directors and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. For the avoidance of doubt, all disputes relating to the performance of the parties’ obligations under the Merger Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles. All actions arising out of or relating to the Merger Agreement or the Transactions, whether in law or in equity, whether in Contract or tort or otherwise, will be heard and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan (or, if that court does not have jurisdiction, the Chancery Court of the State of Delaware (or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) and the appropriate appellate courts therefrom).
Specific Enforcement
The parties have agreed that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties fail to take any action required of them to consummate the Merger Agreement and the Transactions.
Subject to certain limitations, the parties acknowledged and agreed that the parties are entitled to seek an injunction, specific performance or other equitable relief to prevent breaches of the Merger Agreement and that the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into the Merger Agreement. The parties agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Notwithstanding anything to the contrary in the Merger Agreement, the Company will be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to effect the closing of the Merger on the terms and conditions set forth therein and cause the Equity Financing to be funded to pay in cash all of the Financing Amounts contemplated by the Merger Agreement and Equity Commitment Letter (including to cause Parent to enforce the obligations of the Guarantors under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, certain additional requirements are fulfilled.

PROPOSAL 1: THE MERGER PROPOSAL
General
Company shareholders are being asked to approve and authorize the execution, delivery and performance by the Company of the Merger Agreement, the Plan of Merger and the other Transaction Documents to which the Company is a party, and the consummation of the Transactions (including the Merger) upon the terms and subject to the conditions set forth therein.
A copy of the Merger Agreement is attached as Annex A to this proxy statement and a copy of the Plan of Merger is attached as Annex B to this proxy statement.
Resolutions to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution that:
(a)
the execution, delivery and performance by PropertyGuru Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), of the Agreement and Plan of Merger dated as of August 16, 2024, by and among Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Hedychium Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (as amended from time to time the “Merger Agreement”) and the other agreements or documents contemplated by the Merger Agreement or any document or instrument delivered in connection thereunder to which the Company is a party, and the consummation of the transactions contemplated by the Merger Agreement (including the Merger (as defined below)), upon the terms and subject to the conditions set forth therein, be confirmed, ratified, approved and authorized in all respects;

(b)
the execution, delivery and performance by the Company of the Plan of Merger made in accordance with Part XVI of the Companies Act (as revised) of the Cayman Islands, in substantially the form tabled to the extraordinary general meeting (the “Extraordinary General Meeting”) of Company shareholders (the “Plan of Merger”) pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving company and all the undertaking, property and liabilities of Merger Sub vesting in the Company by virtue of such merger pursuant to the Companies Act (as revised) of the Cayman Islands, and in accordance with the Merger Agreement (the “Merger”), be approved, authorized and confirmed in all respects;

(c)
the Plan of Merger be executed by any member of the board of directors of the Company on behalf of the Company and that the Plan of Merger, together with any supporting documentation, be submitted for registration to the Registrar of Companies of the Cayman Islands; and

(d)
upon the Effective Time (as defined in the Plan of Merger): (i) the amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the second amended and restated memorandum and articles of association annexed to the Plan of Merger, and (ii) the authorized share capital of the Company be altered and consolidated from $50,000 divided into 500,000,000 ordinary shares of a par value $0.0001 each per share, to $50,000 divided into 5,000,000 shares of a par value $0.01 each per share.”

Votes Required for Approval
The Merger Proposal must be authorized and approved by a special resolution of Company shareholders in accordance with the Company’s amended and restated memorandum and articles of association and the Companies Act, which requires an affirmative vote of holders of Company ordinary shares representing at least two-thirds of the votes cast by such Company shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, at the Extraordinary General Meeting where a quorum is present.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.

Recommendation of the Board of Directors
THE BOARD OF DIRECTORS, ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMENDS THAT COMPANY SHAREHOLDERS VOTE OR GIVE INSTRUCTION TO VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

PROPOSAL 2: THE ADJOURNMENT PROPOSAL
General
Company shareholders are being asked to approve the Adjournment Proposal, if presented.
The Adjournment Proposal, if approved, will allow the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to this proxy statement is provided to Company shareholders.
Consequences If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is presented to the meeting and is not approved by Company shareholders, the Board of Directors may not be able to adjourn the Extraordinary General Meeting to a later date or dates. In such event, the Merger would not be completed.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates to be determined by the chairman of the Extraordinary General Meeting if necessary, (a) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are insufficient votes to approve the Merger Proposal or (b) to the extent necessary, to ensure that any required supplement or amendment to the proxy statement is provided to Company shareholders”
Votes Required for Approval
The Adjournment Proposal must be authorized and approved by an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association of the Company, which requires an affirmative vote of holders of Company ordinary shares representing a simple majority of the votes cast by such shareholders as, being entitled to do so, attend and vote in person (including by virtual attendance) or by proxy, or in the case of corporations or other non-natural persons, by their duly authorized representatives, as a single class at the Extraordinary General Meeting.
An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Extraordinary General Meeting.
Recommendation of the Board of Directors
THE BOARD OF DIRECTORS, ACTING UPON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMENDS THAT COMPANY SHAREHOLDERS VOTE OR GIVE INSTRUCTION TO VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MARKET PRICES AND DIVIDEND DATA
Company ordinary shares are listed on NYSE under the symbol “PGRU.” On August 15, 2024, the latest practicable trading day prior to the announcement of the Transactions and on September 13, 2024, the latest practicable trading day before the mailing of this proxy statement, the closing prices for Company ordinary shares on NYSE were $6.26 per share and $6.60 per share, respectively. You are encouraged to obtain current market quotations for Company ordinary shares.
Following the Merger, there will be no further market for Company ordinary shares and they will be delisted from NYSE and deregistered under the Exchange Act. As a result, following the Merger, we will no longer file periodic reports with the SEC.
We have never declared or paid any cash dividends on Company ordinary shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our share capital as of the Share Record Date by:
•	each person or group of affiliated persons, who we know to beneficially own more than 5% of Company ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our current executive officers and directors as a group.
The percentage ownership information shown in the table is based on 164,367,867 Company ordinary shares outstanding as of the Share Record Date.
We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include (i) Company ordinary shares issuable pursuant to the exercise of Company Options that are currently exercisable or are exercisable within 60 days of the Share Record Date, (ii) Company ordinary shares issuable upon vesting of Company RSUs within 60 days of the Share Record Date, and (iii) Company ordinary shares issuable upon the exercise of Company Warrants that are currently exercisable or are exercisable within 60 days of the Share Record Date. These Company ordinary shares are deemed to be outstanding and beneficially owned by the person holding those Company Options, Company RSUs and Company Warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all Company ordinary shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Owners(1)	Number of Company Ordinary Shares	Percentage of all Company Ordinary Shares
5% Shareholders
TPG Investor Entities(2)	48,497,728	29.5%
KKR Investor(3)	43,475,124	26.4%
REA Asia Holding Co. Pty Ltd(4)	28,183,294	17.1%
Bridgetown 2 LLC(5)	15,845,965	9.6%
BTN Investments 2 LLC(6)	10,195,197	6.2%
Directors and Executive Officers
Raymond John Ferguson	—	—
Hari V. Krishnan	1,340,952	*
Rachna Bhasin	28,737	*
Jennifer Macdonald	133,974	*
Dominic Picone	—	—
Prashant Kumar	—	—
Melanie Wilson(7)	79,461	*
Owen Wilson	—	—
Joe Dische	611,826	*
Disha Goenka Das	40,778	*
Shyn Yee Ho	59,409	*
Manav Kamboj	571,878	*
Helen Snowball	12,873	—
Jeremy Williams	669,751	*
All directors and executive officers as a group (14 individuals)	3,549,639	2.2%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of those listed in the table above is Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore 408533.

(2)
Consists of 37,443,401 Company ordinary shares directly held by TPG Asia VI SF Pte. Ltd., a company formed under the laws of Singapore, and 11,054,327 Company ordinary shares directly held by TPG Asia VI Digs 1 L.P., a Cayman Islands limited partnership (together with TPG Asia VI SF Pte. Ltd., the “TPG Investor Entities”). The sole shareholder of TPG Asia VI SF Pte. Ltd. is TPG Asia VI SF AIV, L.P., a Prince Edward Island limited partnership, whose general partner is TPG Asia GenPar VI, L.P., a Cayman Islands limited partnership (“TPG Asia GenPar VI”), whose general partner is TPG Asia GenPar VI Advisors, Inc., a Cayman Islands exempted company, whose sole shareholder is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GP Co, LLC, a Delaware limited liability company, whose sole member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held collectively by (i) TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, (ii) Alabama Investments (Parallel), LP, a Delaware limited partnership, whose general partner is Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company (“Alabama Investments”), (iii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, whose general partner is Alabama Investments, and (iv) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, whose general partner is Alabama Investments. The managing member of each of TPG Group Holdings (SBS) Advisors, LLC and Alabama Investments is TPG GP A, LLC, a Delaware limited liability company. The general partner of TPG Asia VI Digs 1 L.P. is TPG Asia VI SPV GP, LLC, a Cayman Islands limited liability company, whose sole member is TPG Asia GenPar VI. TPG GP A, LLC is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried may therefore be deemed to beneficially own the securities held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of the TPG Funds, TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 13, 2023.

(3)
Consists of 43,475,124 Company ordinary shares directly held by Epsilon Asia Holdings II Pte. Ltd. (the “KKR Investor”). The sole shareholder of the KKR Investor is Epsilon Asia Holdings I Pte. Ltd., which is majority-controlled by KKR Asia III Fund Investments Pte. Ltd.; KKR Asian Fund III L.P. (as the sole shareholder of KKR Asia III Fund Investments Pte. Ltd.); KKR Associates Asia III SCSp (as the general partner of KKR Asian Fund III L.P.); KKR Asia III S.à.r.l. (as the general partner of KKR Associates Asia III SCSp); KKR Asia III Holdings Limited (as the sole shareholder of KKR Asia III S.à.r.l.); KKR Group Partnership L.P. (as the sole shareholder of KKR Asia III Holdings Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. Messrs. Henry R. Kravis and George R. Roberts disclaim beneficial ownership of the securities described in this footnote. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, Suite 7500, New York, New York 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 10, 2023.

(4)
REA Asia Holding Co. Pty Ltd (“REA”) is a wholly owned subsidiary of REA Group, an Australian public company limited by shares listed on the Australian Stock Exchange (ASX: REA). The registered address of REA is 511 Church Street, Richmond, Victoria, 3121, Australia. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on February 10, 2023.

(5)
Consists of (i) 2,465,965 Company ordinary shares directly held by Bridgetown 2 LLC, (ii) 6,480,000 Company Warrants, (iii) 3,650,000 Company ordinary shares held by FWD Life Insurance Public Company Limited and (iv) 3,250,000 Company ordinary shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC. Bridgetown 2 LLC is wholly owned by Bridgetown Capital Investment Limited, the ultimate beneficial owner of which is Mr. Richard Li. The business address of Bridgetown 2 LLC is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on September 9, 2022.

(6)
Includes (i) 3,715,197 Company ordinary shares and (ii) 6,480,000 Company Warrants, directly held by BTN Investments 2 LLC. Mr. Peter Thiel is the sole beneficial owner of BTN Investments 2 LLC and may be deemed to beneficially own the shares held by such limited liability company. The address of BTN Investments 2 LLC is 1209 Orange Street, Wilmington, Delaware 19801. The foregoing is based on information contained in the Schedule 13G filed by the relevant reporting persons on September 9, 2022.

(7)	Ms. Wilson has shared voting and investment power with Mr. Paul Wilson with respect to 22,709 Company ordinary shares beneficially owned by Ms. Wilson.

FUTURE SHAREHOLDER PROPOSALS
If the Merger is completed, we will have no public shareholders and there will be no public participation in any future meetings of shareholders of the Company. However, if the Merger is not completed, shareholders will continue to be entitled to attend and participate in shareholder meetings.

WHERE YOU CAN FIND MORE INFORMATION
PropertyGuru is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the PropertyGuru are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the Extraordinary General Meeting. PropertyGuru is soliciting proxies in connection with the Extraordinary General Meeting in accordance with applicable rules and regulations of the Cayman Islands.
We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, and special reports, and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.
You also may obtain free copies of the documents PropertyGuru files with the SEC by going to the “Financials” section of our website at https://investors.propertygurugroup.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.
Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. PropertyGuru’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 22, 2024 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since December 31, 2023 are incorporated herein by reference.
We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.
Requests for copies of our filings should be directed to:
PropertyGuru Group Limited
Paya Lebar Quarter
1 Paya Lebar Link
#12-01/04
Singapore 408533
If you have any questions concerning the Merger, the Extraordinary General Meeting or the accompanying proxy statement, or would like additional copies of the accompanying proxy statement please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call Toll-Free from the United States and Canada: +1 (877) 750-8307
Call from Other Countries: +1 (412) 232-3651
Banks and Brokers Call: +1 (212) 750-5833

MISCELLANEOUS
You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents that we incorporate by reference in this proxy statement in voting on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated September 16, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Annex A
AGREEMENT AND PLAN OF MERGER

By and Among

HEDYCHIUM GROUP LIMITED

HEDYCHIUM LIMITED

and

PROPERTYGURU GROUP LIMITED

Dated as of August 16, 2024

A-i

A-ii

Exhibit

Exhibit A	Plan of Merger
Exhibit B	Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company

A-iii

This AGREEMENT AND PLAN OF MERGER, dated as of August 16, 2024 (this “Agreement”), is by and among Hedychium Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), Hedychium Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and PropertyGuru Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”).
WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “CICA”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;
WHEREAS, the Board of Directors of the Company, acting on the recommendation of the special committee of the Board of Directors of the Company (the “Special Committee”) consisting only of independent and disinterested directors (such recommendation of the Special Committee, the “Special Committee Recommendation”) has unanimously adopted resolutions: (a) determining that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into this Agreement and the Plan of Merger; (b) approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein and therein; (c) determining to recommend the approval and authorization of the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Company Shareholders’ Meeting (the “Company Board Recommendation”); (d) directing that this Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for their approval; and (e) approving and declaring advisable the Voting Agreements and the transactions contemplated thereby;
WHEREAS, (a) the respective Boards of Directors of Parent and Merger Sub have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement (and for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein and (b) the Board of Directors of Parent has approved and declared advisable the Voting Agreements and the transactions contemplated thereby;
WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the Plan of Merger, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;
WHEREAS, Parent will execute and deliver, in accordance with the CICA and in its capacity as the sole shareholder of Merger Sub, a special resolution adopting and approving this Agreement and the Plan of Merger;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, BPEA Private Equity Fund VIII, L.P. and BPEA Private Equity Fund VIII, SCSp (collectively, the “Equity Investor”) is entering into (a) an equity commitment letter in favor of Parent (the “Equity Commitment Letter”), pursuant to which the Equity Investor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein, and (b) a limited guarantee in favor of the Company (the “Guarantee”) with respect to certain obligations of Parent and Merger Sub under this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P., and Epsilon Asia Holdings II Pte. Ltd. has entered into a Voting and Support Agreement, dated as of the date of this Agreement (each, a “Voting Agreement”), pursuant to which, among other things, each such shareholder has agreed to take certain actions to support the Transactions, including the Merger; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I

The Merger
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Plan of Merger and CICA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company (as defined in the CICA) in the Merger and a wholly owned Subsidiary of Parent. As a result of the Merger, Merger Sub shall be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”). The Company, as the surviving company in the Merger, is hereinafter sometimes referred to as the “Surviving Company”.
Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place electronically by exchange of Closing deliverables at 8:00 a.m., New York City time, on the fifth Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of those conditions at such time), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is herein referred to as the “Closing Date”.
Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated under the CICA by (a) executing and filing the Plan of Merger with respect to the Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies as provided by Section 233 of the CICA and (b) executing and filing those documents required by Section 233(9) of the CICA together with such other documents, declarations or filings as may be requested or required by the Registrar of Companies for the purpose of the Merger and the other Transactions. The Merger shall become effective on such date that the Plan of Merger is registered by the Registrar of Companies or on such later date as is agreed to by the parties hereto prior to the filing of the Plan of Merger and specified in the Plan of Merger in accordance with the CICA (the date on which the Merger becomes effective is herein referred to as the “Effective Time”).
Section 1.04 Effects of the Merger. The Merger shall have the effects provided in this Agreement, the Plan of Merger and as set forth in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the CICA and as provided in this Agreement.
Section 1.05 Company Memorandum and Articles of Association. At the Effective Time, in accordance with the terms of the Plan of Merger, the memorandum and articles of association of the Surviving Company shall be amended and restated in its entirety to be in the form as set forth in Exhibit B and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06).
Section 1.06 Directors and Officers of the Surviving Company.
(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately upon the Effective Time (with each existing member of the Board of Directors of the Company resigning immediately upon the Effective Time), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.
(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.

ARTICLE II

Effect of the Merger on Issued Share Capital; Merger Consideration; Company Warrants; Exchange of Certificates; Equity-Based Awards
Section 2.01 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the outstanding ordinary shares, par value $0.0001 per share, of the Company (the “Company Shares”) or any of the outstanding ordinary shares of Merger Sub:
(a) Share Capital of Merger Sub. Each issued and outstanding ordinary share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Company, which shall be reflected in the updated register of members of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.
(b) Cancelation or Conversion of Certain Shares. All Company Shares that are owned by the Company as treasury shares immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All Company Shares held by Parent immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All Company Shares that are owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (including Merger Sub) immediately prior to the Effective Time shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of ordinary shares of the Surviving Company or (ii) canceled.
(c) Conversion of Company Shares. Each issued and outstanding Company Share (other than (i) Dissenting Shares to be treated in accordance with Section 2.07 and (ii) Company Shares to be canceled or converted in accordance with Section 2.01(b)) shall be canceled and converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $6.70 per share, without interest (the “Merger Consideration”). As of the Effective Time, on such cancelation and conversion, all such shares shall no longer be outstanding and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Shares (each, a “Certificate”) or of any non-certificated Company Shares held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor on surrender of such Certificate or Book-Entry Share in accordance with Section 2.03(b).
Section 2.02 Effect on Company Warrants. By virtue of the Merger, any Company Warrants that are issued and outstanding as of immediately prior to the Effective Time shall be treated in accordance with Section 4.4 of the Warrant Agreement.
Section 2.03 Exchange of Certificates and Book Entry Shares.
(a) Paying Agent. Prior to the Closing Date, Parent shall (i) designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, (ii) enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. On the Closing Date, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). Pending its disbursement in accordance with this Section 2.03, the Payment Fund shall be invested by the Paying Agent as directed by Parent. Parent shall or shall cause the Surviving Company to promptly provide additional funds to the Paying Agent as necessary to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance with this Article II, which such additional funds shall be deemed to be part of the Payment Fund. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Shares to receive the Merger Consideration as provided herein.
(b) Payment Procedures for Company Shares. Promptly after the Effective Time (but in no event more than two Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Shares (which shall include holders of record of Book-Entry Shares to the extent required by the Paying Agent) (other than the Company Shares to be canceled or converted in accordance with Section 2.01(b) and Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass only on surrender of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to Book-Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c). On surrender of a Certificate or, if applicable, a Book-Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (A) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. To facilitate the payment of the Merger Consideration to the registered holders of Book-Entry Shares, the Company may (and at the reasonable request of the Company, Parent shall) cause the Paying Agent to collect letters of transmittal in advance of the Closing (it being understood that such letters of transmittal shall be contingent on, and shall be effective on, the occurrence of the Effective Time). Until surrendered as contemplated by this Section 2.03, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.
(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Company Shares on the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the register of members, stock transfer books and warrant transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the Company Shares that were outstanding immediately prior to the Effective Time (save for recording that Parent is the sole shareholder of the Surviving Company pursuant to Section 2.01(a)). Subject to the last sentence of Section 2.03(e), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.
(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate, to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration, to be paid in respect of the Company Shares formerly represented by such Certificate as contemplated by this Article II.
(e) Termination of Payment Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) that has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look only to Parent and the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time that would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.
(g) Withholding. Parent, Merger Sub, the Surviving Company and the Paying Agent (and any agent thereof) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the Merger Consideration, and any other amounts payable pursuant to or as contemplated by this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. Tax Law (as reasonably determined by the Paying Agent, the Surviving Company or Parent (or any agent thereof)). To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary in this Agreement, any compensatory amounts payable pursuant to or as contemplated by this Agreement to an individual in his or her capacity as an employee of the Company or its Subsidiaries shall be remitted by the applicable payor to the applicable employer for payment through such employer’s payroll procedure in accordance with applicable Law.
Section 2.04 Company Equity Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Equity Plans) shall adopt such resolutions and take such other actions as may be required to provide that:
(a) each option to purchase Company Shares awarded under a Company Equity Plan (each, a “Company Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, immediately prior to the Effective Time, be deemed to be fully vested and shall be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the number of Company Shares for which such Company Option has not then been exercised as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall, as of the Effective Time, be canceled for no consideration.
(b) each restricted stock unit awarded under a Company Equity Plan (each, a “Company RSU”) or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (the “Director RSU”) (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), shall, immediately prior to the Effective Time, be deemed to be fully vested and shall be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (x) the number of Company Shares subject to such Vested Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration; in all cases, determined after the acceleration of vesting provided in this Section 2.04(b) and provided, however, that, for purposes of determining the number of Company Shares subject to such Vested Company RSU as described in Section 2.04(b)(x), any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions shall be deemed vested with respect to the number of Company Shares that would have vested based on actual performance during such performance period.
(c) each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of Section 2.04(b)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”), shall, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, shall be converted into a cash award providing the holder thereof with the opportunity to be paid an amount in cash equal to (i) the number of Company Shares subject to such Unvested

Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (each, a “Cash Award”). Each such Cash Award shall remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this Section 2.04(c)), including the requirement of continued service with the Surviving Company or its Affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) shall be paid, without interest and less any applicable Tax withholdings, on the next payroll date following the applicable vesting date;
(d) each other Company RSU (other than a Vested Company RSU (determined after application of Section 2.04(b)) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU” and together with the Company Options, Vested Company RSUs and Unvested Company RSUs, the “Company Equity Awards”) shall, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof; and
(e) following the Effective Time, no holder of any Company Equity Awards shall have the right to acquire any equity interest in the Company or the Surviving Company in respect thereof.
For purposes of clarity, the Terminated RSUs will include, without limitation, any Company RSU or portion thereof that (A) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending after December 31, 2024 or (B) was issued on or after January 1, 2024 (other than the Director RSU), is outstanding as of immediately prior to the Effective Time and would become vested based on the lapse of time-based vesting conditions after December 31, 2024 or based on the achievement of performance-based vesting conditions.
Section 2.05 Payments with Respect to Company Equity Awards. Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than five Business Days after the Effective Time), the Surviving Company shall pay or cause to be paid through its payroll system the amounts due to the holders of Company Equity Awards pursuant to Section 2.04, subject to any required Tax withholding and related procedure as provided in Section 2.03(g).
Section 2.06 Adjustments. If between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement (including Section 5.01).
Section 2.07 Dissenter Rights.
(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the CICA, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who has validly exercised (pursuant to Section 238(2) of the CICA) and not effectively withdrawn or not otherwise lost their rights to dissent from the Merger (“Dissenter Rights”), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and a holder of Dissenting Shares, a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be automatically canceled at the Effective Time and each Dissenting Shareholder shall in respect of their Dissenting Shares cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and, upon the Dissenting Shareholder giving a notice of dissent under Section 238(5) of the CICA, shall cease to have any rights of a shareholder except for the right to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA and the rights referred to in Sections 238(12) and 238(16) of the CICA; provided, that, if any such Person shall effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its Dissenter Rights, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Company Shares canceled at the Effective Time, be entitled to receive the Merger Consideration as provided in Section 2.01(c) and such Company Shares shall not be deemed to be Dissenting Shares.
(b) The Company shall give prompt written notice (and, in any event, within two (2) Business Days following receipt by the Company) to Parent of notices of objection, notices of approval, notices of dissent, demands for appraisal, demands for fair value or written offers under Section 238 of the CICA received by the Company, attempted withdrawals of such notices or demands or threats or offers and any other instruments served pursuant to applicable law of the Cayman Islands and received by the Company relating to a shareholder’s rights to dissent from the Merger or fair value rights. Parent shall have the right to direct all negotiations and Actions with respect to any such notice or demand for payment of fair value under the CICA. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or agree to do any of the foregoing.
(c) In the event that any written notices of objection to the Merger are served on the Company by any shareholder of the Company prior to receipt of the Company Shareholder Approval pursuant to Section 238(2) and in accordance with Section 238(3) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA as soon as reasonably practicable and in any event within 20 days of the approval of the Merger at the Company Shareholders’ Meeting.
Section 2.08 Agreement of Fair Value. Each of Parent, Merger Sub and the Company agrees that the Merger Consideration is equal to or greater than the fair value of the Company Shares for the purposes of Section 238(8) of the CICA.
ARTICLE III

Representations and Warranties of the Company
The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that the relevance of such item is readily apparent on its face) or (b) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after December 31, 2022 and publicly available at least one Business Day prior to the execution of this Agreement (the “Filed SEC Documents”), other than any disclosure (other than any statements of fact) in any such Filed SEC Document contained in the “Risk Factors” section thereof or in any other section thereof to the extent such disclosure is not a statement of fact or is cautionary, forward-looking, or predictive, it being acknowledged and agreed that nothing disclosed in the Filed SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.01(a), Section 3.02, Section 3.03, Section 3.16, Section 3.21 and Section 3.22.
Section 3.01 Organization; Standing; Subsidiaries.
(a) The Company is an exempted company with limited liability incorporated under the Laws of the Cayman Islands, is in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and corporate authority necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due incorporation and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent a true and complete copy of the Company Charter, in effect as of the date of this Agreement, which are in full force and effect and the Company is not in violation of any provision thereof in any non-de minimis respect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate or similar power and authority necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed, and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company’s Subsidiaries are in violation of any provision in its organizational or governing documents in any material respect.
Section 3.02 Capitalization.
(a) The authorized share capital of the Company is $50,000 divided into 500,000,000 Company Shares. At the close of business on August 12, 2024 (the “Capitalization Date”), (i) 164,281,685 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company as treasury stock, (iii) 2,301,788 Company Shares were issuable on exercise of outstanding Company Options (with a weighted average exercise price of $4.11), (iv) 5,260,166 Company Shares were issuable on settlement of outstanding Company RSUs and (v) 12,960,000 Company Shares were issuable on exercise of outstanding Company Warrants. Since the Capitalization Date through the date of this Agreement, the Company has not issued any Company Securities or established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock, other than, in each case, pursuant to the vesting, settlement, exercise, forfeiture or the withholding of Taxes with respect to any Company Equity Awards in accordance with their terms and the terms of the Company Equity Plans or pursuant to the exercise of any Company Warrants.
(b) Except as described in Section 3.02(a) and other than the Company Warrants, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock, or other equity or voting interests in, the Company and (iii) no outstanding subscriptions, restricted stock, restricted stock units, stock or equity appreciation rights, performance stock, contingent value rights, options, warrants, calls, phantom stock, exchangeable securities or other rights or commitments or agreements to acquire from the Company, or that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock or other equity or voting interests in, or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly, on the value or price of any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”). Other than the Company Warrants and the Shareholders’ Agreement, there are no outstanding agreements or commitments of any kind that (A) obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or make payments based on the price or value of, any Company Securities, (B) restrict the transfer of, or relate to the voting of, any Company Securities to which the Company or any of its Subsidiaries is a party or by which it is bound or (C) is Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter which the holders of the Company Shares have the right to vote. Other than the Company Warrants and the Shareholders’ Agreement, neither the Company nor any of its Subsidiaries is a party to any other shareholders’ agreement, voting trust agreement, registration rights agreement, or other similar agreement or understanding relating to any Company Securities or to any agreement that grants any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to any Company Securities. All outstanding Company Shares, and all Company Shares reserved for issuance as specified in Section 3.02(a), when issued in accordance with the respective terms thereof, will be or have been duly authorized, validly issued, fully paid, nonassessable and are or will be, as applicable, free of preemptive or similar rights. There are no authorized, declared or accrued but unpaid dividends with respect to any outstanding Company Shares.
(c) Section 3.02(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the jurisdiction of organization of each such Subsidiary. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any voting securities of, or other equity interests in, any Person other than the Subsidiaries of the Company listed in Section 3.02(c) of the Company Disclosure Letter. None of the Company’s Subsidiaries own any shares of capital stock or other equity or voting interest or other securities of the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each of the Company’s Subsidiaries are owned directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and transfer restrictions, except for transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) or other applicable securities Laws. Each outstanding share of capital stock of each of the Company’s Subsidiaries that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable (where such concepts are recognized under applicable Law) and free of preemptive rights, rights or first refusal or similar rights. As of the date of this Agreement, there are (A) no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any of the Company’s Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any such Subsidiary, (B) no other rights or binding arrangements that obligate any of the Company’s Subsidiaries to (1) issue, transfer or sell any shares of capital stock or other equity or voting interests of any of the Company’s Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity or voting interests (in each case other than to the Company or a Subsidiary thereof); or (2) grant, extend or enter into any such subscription, option, warrant, call, convertible, exercisable or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, any of the Company’s Subsidiaries or (C) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, phantom stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any of the Company’s Subsidiaries.
(d) Section 3.02(d) of the Company Disclosure Letter sets forth a complete and correct list of the outstanding Company Equity Awards as of the Capitalization Date, including (i) the name of the holder (or an anonymized employee identification number if required by applicable Law) of such Company Equity Awards, (ii) the number of Company Shares issuable in respect of each grant of a Company Equity Award, (iii) the date on which such Company Equity Awards were granted, (iv) the exercise price or purchase price of such Company Equity Awards, if applicable, (v) the extent to which such Company Equity Awards are vested and the times and extent to which such Company Equity Awards are scheduled to become vested thereafter and (vi) designation as to whether such Company Equity Award vest solely based on the passage of time or based on time and performance vesting metrics.
Section 3.03 Authority; Voting Requirements.
(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, have been duly and unanimously authorized by its Board of Directors (acting on the Special Committee Recommendation) and, except for obtaining the Company Shareholder Approval and filing the Plan of Merger (together with the relevant declarations and ancillary documents contemplated by the CICA or required by the Registrar of Companies), no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, liquidation, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity as to enforceability, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).
(b) The Board of Directors of the Company, acting on the Special Committee Recommendation, has unanimously adopted resolutions, which resolutions have not, except after the date hereof as expressly permitted by Section 5.02, been subsequently rescinded, modified or withdrawn in any way: (i) determining that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into this Agreement and the Plan of Merger; (ii) approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and therein; (iii) determining the Company Board Recommendation; (iv) directing that this Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for their approval and (v) approving and declaring advisable the Voting Agreements and the transactions contemplated thereby.
(c) The only vote of holders of shares of the Company necessary to adopt this Agreement and the Plan of Merger and approve the Transactions is the affirmative vote (in person or by proxy) of the holders of Company Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Company Shareholders’ Meeting (the “Company Shareholder Approval”) or any adjournment or postponement thereof in accordance with Section 233(6) of the CICA and the Company Charter.
Section 3.04 Non-contravention. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (a) subject to the receipt of the Company Shareholder Approval, conflict with or violate any provision (i) of the Company Charter or (ii) of the similar organizational or governing documents of any of the Company’s Subsidiaries or (b) assuming that the consents, authorizations and approvals referred to in Section 3.05 and the Company Shareholder Approval are obtained prior to the Effective Time and the filings and registrations referred to in Section 3.05 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any right, obligation or benefit, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of the Company, under, any Material Contract, except, in the case of clause (a)(ii) and clause (b), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.05 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), (c) the filing of the Plan of Merger and related documents, (d) filings required under, and compliance with other applicable requirements of any applicable Regulatory Laws, and (e) compliance with any applicable state securities or blue sky or similar foreign Laws, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.06 Company SEC Documents; Undisclosed Liabilities.
(a) The Company has timely filed with, or furnished to, the SEC all material reports, schedules, forms, statements (including exhibits and other information incorporated by reference therein), and other documents required to be filed with or furnished to the SEC by the Company pursuant to the Securities Act or the Exchange Act since January 1, 2022 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or as of their respective SEC filing dates or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received from the SEC or any Governmental Authority any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included or incorporated by reference therein) that are not resolved, and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents (including the financial statements included or incorporated by reference therein) and none of the Company SEC Documents (including the financial statements included or incorporated by reference therein) is, to the Knowledge of the Company, the subject of an ongoing formal or informal SEC or Public Company Accounting Oversight Board review, audit or investigation. None of the Company’s Subsidiaries is required to file or furnish any documents with the SEC.
(b) The consolidated financial statements of the Company (including all related notes or schedules and segment reporting financial information) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with IFRS applied on a consistent basis during the periods involved (except (i) as may be expressly indicated in the notes thereto or (ii) as permitted by Regulation S-X or other rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the absence of footnotes).
(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), except liabilities (i) reflected on or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of March 31, 2024 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) arising in connection with obligations under any executory Contract (except to the extent such liabilities arose or resulted from a breach or a default of such Contract), (iv) contemplated by this Agreement or otherwise incurred in connection with the Transactions, (v) incurred following the date of this Agreement in compliance with (and to the extent specifically addressed by) Section 5.01(b) or (vi) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurances that all material information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or furnishes to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certificates required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated or (ii) any Fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.
(e) As of the date of this Agreement, the Company maintains unrestricted cash in its bank accounts in Singapore in an aggregate amount equal to at least the amount set forth on Section 3.06(e) of the Company Disclosure Letter (such amount, the “Cash Amount”).

Section 3.07 Information Supplied; Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.
Section 3.08 Absence of Certain Changes.
(a) Since the Balance Sheet Date through the date of this Agreement (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto or to any alternative transaction to the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01(b)(ii), (b)(iii), (b)(iv) (b)(v), (b)(vii), (b)(x), (b)(xii), (b)(xvi), (b)(xviii), (b)(xx) or with respect to any of the foregoing clauses, (b)(xxiv).
(b) Since December 31, 2023, to the date of this Agreement, there has not been any Material Adverse Effect.
Section 3.09 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no, and since January 1, 2022 there has been no, (a) pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, suit, claim, charge, audit, arbitration, investigation, mediation or action (an “Action”) against the Company or any of its Subsidiaries or (b) outstanding order, judgment, injunction, ruling, writ, decree or award of any Governmental Authority (a “Judgment”) imposed on the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority; provided, that the representations and warranties set forth in this Section 3.09 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising out of this Agreement or any Transaction Litigation.
Section 3.10 Compliance with Laws; Permits.
(a) The Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all U.S. state, federal or local or non-U.S. laws, statutes, ordinances, orders, codes, treaties, conventions, rules or regulations (“Laws”) applicable to the Company or any of its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, exemptions, orders, consents and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and to own, lease and operate their respective assets and properties, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2022, (i) the Company and its Subsidiaries have maintained, and have been in compliance with the terms and requirements of each Permit and each Permit is in full force and effect, and (ii) no default has occurred under, and, to the Knowledge of the Company, there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancelation of, any Permit, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.11 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has timely filed (taking into account valid extensions of time within which to file obtained in the ordinary course of business) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete.
(b) All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) (i) have been timely paid in full or (ii) are contested in good faith by appropriate proceedings and have been adequately reserved against in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents.
(c) Neither the Company nor any of its Subsidiaries has received any written notice of any pending audits, examinations, investigations, proposed adjustments or deficiencies, claims or other proceedings (“Tax Proceedings”) in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such Tax Proceeding is threatened.
(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.
(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any similar provision of U.S. state or local or non-U.S. Law).
(f) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) (i) as a result of being a member of a combined, unitary, consolidated, affiliated or similar Tax group, (ii) as a transferee or successor, or (iii) otherwise pursuant to applicable Laws.
(g) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing, indemnification or allocation Contract, other than (i) Contracts solely among the Company and its Subsidiaries and (ii) commercial Contracts entered into in the ordinary course of business a primary purpose of which is not related to Tax.
(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or Tax Returns or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business).
(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law.
(j) Each of the Company and its Subsidiaries (i) has withheld and deducted with respect to amounts owing to its equityholders, creditors, employees, independent contractors, and other Persons all Taxes required to be withheld or deducted and has timely paid such Taxes to the appropriate Governmental Authorities, and has complied with any related reporting and recordkeeping requirements, and (ii) has collected all sales, use, value added, goods and services and similar Taxes required to be collected, and has timely remitted such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates, and in each case, has maintained all such records and supporting documents in the manner required by applicable Laws.
(k) No claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns asserting that the Company or such Subsidiary, as applicable, is or may be subject to such Taxes imposed by, or required to file such Tax Returns in, that jurisdiction, which claim has not been finally resolved in full.
(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting or use of any improper method of accounting, in each case, for any taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any Contract in respect of Taxes or Tax Returns entered into with any Governmental Authority prior to the Closing, (iii) any installment sale or open transaction disposition occurring prior to the Closing, or (iv) any prepaid amount received or deferred revenue accrued outside the ordinary course of business prior to the Closing.
(m) Neither the Company nor any of its Subsidiaries has a permanent establishment (as defined in any applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized.
(n) Neither the Company nor any of its Subsidiaries is a beneficiary of any Tax holiday or any other similar special Tax arrangement with any Governmental Authority pursuant to any Tax rulings or otherwise.
(o) Neither the Company nor any of its Subsidiaries has made any election described in Treasury Regulation Section 301.7701-3(c) or similar provision of U.S. state or local Law (each, a “CTB Election”).
Section 3.12 Employee Benefits.
(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan (except for any offer letter, employment contract or consultancy agreement with a natural person that is in all material respects consistent with a standard form made available to Parent prior to the date of this Agreement). With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the current plan document or, if unwritten, a written description of the material terms thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any such plan document that the Company or any of its Subsidiaries are prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy (provided, that in the event of such prohibition, the Company will use commercially reasonable efforts to provide such document in a redacted manner), (ii) the most recent annual report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent summary plan description or similar document, (iv) each insurance or group annuity contract or other trust agreement or funding vehicle and (v) any notices or other correspondence (other than routine notices or correspondence) to or from any Governmental Authority since January 1, 2022.
(b) Each Company Plan has been established and administered in compliance with its terms and applicable Laws other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending, or to the Knowledge of the Company, threatened, suits, actions or claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to any Company Plan.
(c) No Company Plan is and the Company has not maintained, established, sponsored, participated in, or contributed to, any defined benefit plan (as defined in ERISA, whether or not subject to ERISA), at any time within the last six years. With respect to each Company Plan, if required under applicable Law to be fully funded, book-reserved or fully insured, such Company Plan is fully funded, book-reserved or fully insured, as applicable, on an ongoing and termination or solvency basis (in each case, determined using reasonable actuarial assumptions) in compliance with applicable Laws.
(d) No Company Plan provides and the Company is not obligated to provide, benefits or coverage in the nature of health, life or disability insurance to any Person or beneficiary thereof following retirement or other termination of employment, other than coverage or benefits (i) required to be provided under applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).
(e) Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with any other event) will: (i) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (ii) result in any payment, compensation or benefits becoming due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (iii) require a contribution to or the funding of any Company Plan by the Company or any of its Subsidiaries or the transfer or setting aside of assets to fund any benefits to or on behalf of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iv) result in any forgiveness of Indebtedness of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (v) limit or restrict the ability of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan following the Effective Time, or (vi) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” under Section 280G of the Code.
(f) Neither the Company nor any of its Subsidiaries has any gross-up, indemnity or reimbursement obligation for any Taxes to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.
Section 3.13 Labor Matters.
(a) Except as set forth in Section 3.13 of the Company Disclosure Letter, (i) no employee of the Company or any of its Subsidiaries is represented by a Union, (ii) neither the Company nor any of its Subsidiaries is a party to, or otherwise subject, to any collective bargaining agreement or other Contract with a Union (each, a “Collective Bargaining Agreement”), and no such Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries and (iii) no notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries or any Union representing employees of the Company or any of its Subsidiaries, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.
(b) Except as would not, or would not reasonably be expected, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, (i) no demand for recognition as a bargaining representative of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any Union, (ii) no petition has been filed or proceedings instituted by or on behalf of an employee or group of employees of the Company or any of its Subsidiaries with any labor relations board or other Governmental Authority seeking recognition of a bargaining representative and (iii) there is no pending or, to the Knowledge of the Company, threatened, labor disruptions, strike, labor organizing effort or drive, handbilling, picketing, walkout, dispute, lockout, slowdown, or work stoppage, in each case by or with respect to any employees of the Company or any of its Subsidiaries, and there have been no such disruptions or activities since January 1, 2022.
(c) Except as would not, or would not reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries, (i) neither the Company nor any of its Subsidiaries is or, since January 1, 2022, was the subject of any pending or, to the Company’s Knowledge, threatened Action asserting that the Company or any of its Subsidiaries has committed any unfair labor practice, and (ii) the Company and its Subsidiaries are, and, since January 1, 2022, have been, in compliance in all respects with all applicable federal, state, local and foreign Laws regarding labor, employment and employment practices (including with respect to all retrenchment, employee layoffs, location closures or any other similar employment related terminations undertaken by the Company of its employees and other service providers since January 1, 2022).
(d) As of the date of this Agreement, no member of the Group Management Team of the Company or any of its Subsidiaries, to the Company’s Knowledge, has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries.
(e) To the Company’s Knowledge, there is no pending, threatened, and since January 1, 2022, there has not been any (i) Action, (ii) breach of any policy of the Company or any of its Subsidiaries or (iii) settlement or similar out-of-court or pre-litigation arrangement, in each case relating to sex-based discrimination, sexual harassment or sexual misconduct involving any current or former director or member of the Group Management Team of the Company or any of its Subsidiaries in relation to their work for the Company or any of its Subsidiaries that, if known to the public, would, or would reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries.
Section 3.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable Laws relating to pollution, Hazardous Materials or the protection of the environment or natural resources (“Environmental Laws”), and the Company has not received any written notice since January 1, 2022 alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries have become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.
Section 3.15 Intellectual Property, Data Privacy and Cybersecurity.
(a) Section 3.15(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of (i) all Registered Company Intellectual Property, (ii) material unregistered trademarks that are Company Intellectual Property, (iii) social media accounts and handles that are Company Intellectual Property and (iv) Company Software. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries own each of the Registered Company Intellectual Property, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of non-public information relating to material Intellectual Property owned by the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all employees and contractors that have participated in the creation or development of material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed and delivered to the Company or one of its Subsidiaries a customary agreement (each of which is, to the Knowledge of the Company, valid and enforceable) providing for the (i) nondisclosure by such Person of any confidential information of the Company and its Subsidiaries and (ii) assignment by such Person to the Company or one of its Subsidiaries of all such Intellectual Property created or developed by such Person in connection with their employment by, engagement by, or contract with the Company or one of its Subsidiaries, or the Company or one of its Subsidiaries owns such Intellectual Property by operation of law.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or violate, and since January 1, 2022 has not infringed, misappropriated or violated, any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or violating, or since January 1, 2022 has infringed, misappropriated or violated, any Intellectual Property owned by the Company and its Subsidiaries.
(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any pending or threatened Actions, or has since January 1, 2022 received any written notices or claims, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Intellectual Property rights or (ii) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person.
(e) Since January 1, 2022, neither the Company nor any of its Subsidiaries has brought a claim or sent any notice alleging any infringement, misappropriation or violation of Intellectual Property to any Person that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Software or any product or service of the Company or any of its Subsidiaries is subject to any contractual obligation of the Company or any of its Subsidiaries, including pursuant to any source code escrow agreements, that requires or would require the Company or any of its Subsidiaries to divulge to any Person any source code or trade secret that is part of such Company Software or products or services and is intended by the Company or any of its Subsidiaries to be kept confidential. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company Intellectual Property is used in a manner that would require any portion thereof that is intended by the Company or any of its Subsidiaries to be kept confidential to be disclosed, delivered, distributed, licensed or otherwise made available to a third party in source code form.
(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries (i) lawfully owns, leases or licenses all Systems and such Systems are reasonably sufficient for the current needs of the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, will continue to have such rights immediately after the Closing to the same extent as prior to the Closing.
(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries have complied and are in compliance in all respects with all Data Protection Obligations, including Data Protection Obligations with respect to imposing contractual data protection obligations on third parties processing Personal Data on its behalf; and (ii) none of the Company or any of its Subsidiaries has been legally required to provide any notices to Governmental Authorities or other Persons in connection with a Security Breach or violation of Data Protection Obligations, nor has the Company or any of its Subsidiaries provided any such notice.
(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, the Company has not received written notice from any Person or Governmental Authority of any Action against the Company or its Subsidiaries, regarding any violation by the Company or its Subsidiaries of any Data Protection Obligation or related to the Company having suffered a Security Breach, and there is no reasonable basis to believe that such an allegation, complaint, investigation or other Action may be forthcoming.
(j) Section 3.15(j) of the Company Disclosure Letter sets forth a true and complete list of any Security Breaches suffered by the Company and its Subsidiaries since January 1, 2022 that, individually or in the aggregate, reasonably would be expected to have a Material Adverse Effect. The Company and its Subsidiaries have in place an information security program, comprised of reasonable and appropriate administrative, physical, and technical safeguards to protect the Systems and Personal Data, sensitive and confidential information and consistent with the Company and its Subsidiaries’ Data Protection Obligations, including reasonable disaster recovery and business continuity plans.
(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Software development performed by the Company has incorporated reasonable processes and procedures designed to reduce the risk that such Software will contain security vulnerabilities or be susceptible to exploitation by unauthorized actors.
Section 3.16 No Rights Agreement; Anti-Takeover Provisions.
(a) The Company is not party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.
(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.12, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement, the Transactions or the Voting Agreements.
Section 3.17 Real Property.
(a) Neither the Company nor any of its Subsidiaries owns any real property.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances), (ii) each Company Lease is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto, (iii) the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Company Lease, (iv) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default (with or without notice or lapse of time or both) on the part of the Company or any of its Subsidiaries under any Company Lease, nor has the Company or any of its Subsidiaries delivered such notices to any counterparty that remain outstanding, (v) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party, is in breach or default under any of any Company Leases, beyond any applicable grace periods and (vi) as of the date of this Agreement, the Company has not received any written notice from any Person that such Person intends to terminate, cancel, renegotiate or not renew (to the extent the Company has requested renewal) any Company Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings with respect to any real property used in connection with the business of the Company and its Subsidiaries. Section 3.17 of the Company Disclosure Letter sets forth a true and complete list of the addresses of all Company Leases. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries, as applicable, have not subleased, licensed or otherwise granted any Person the right to use or occupy any property or material portion thereof subject to a Company Lease.
(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the real property subject to the Company Leases comprises all of the real property used in the conduct of the business of the Company and its Subsidiaries as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems, machinery and equipment and other tangible personal property, and all components thereof, included in such leased real property, are in all material respects in good condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted).
Section 3.18 Contracts.
(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract that is in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any Contract with Parent or any of its Affiliates or any Contract that is a Company Plan) that:
(i) is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act);
(ii) relates to the formation, governance, economics or control of any joint venture, partnership, strategic alliance or other similar arrangement;
(iii) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than Indebtedness solely between or among any of the Company and any of its Subsidiaries;
(iv) provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for an aggregate consideration in excess of $2,500,000 (A) that was entered into after January 1, 2022 or (B) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $2,500,000 after the date of this Agreement (in each case, excluding acquisitions or dispositions of assets in the ordinary course of business or of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);
(v) is a Company Lease that requires, or is reasonably expected to require, payments by the Company or any of its Subsidiaries in excess of $1,000,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter;
(vi) in each case other than licenses or similar Contracts for generally commercially available, “off-the-shelf” software programs or non-exclusive licenses granted by or to the Company or any of its Subsidiaries in the ordinary course of business, is a license or similar Contract (A) that involved, or would reasonably be expected to involve, payments by or to the Company or any of its Subsidiaries of more than $2,500,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter; or (B) pursuant to which (1) the Company or any of its Subsidiaries has granted a third party a license to material Company Intellectual Property rights, (2) a third party has granted the Company or any of its Subsidiaries a license to any Intellectual Property rights that are material to the business of the Company or its Subsidiaries, or (3) the Company or any of its Subsidiaries is restricted from using, registering or enforcing Company Intellectual Property in any material respect (including co-existence agreements, settlement agreements and covenant not to sue agreements);
(vii) is a Collective Bargaining Agreement;
(viii) any Contract with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2023, was one of the ten largest sources of payment obligations for the Company and its Subsidiaries, taken as a whole, based on amounts paid or payable (excluding any purchase orders, statements of work and invoices entered into in the ordinary course of business) (“Material Suppliers”) or any Contract under which the Company or any of its Subsidiaries is, or is reasonably expected to be, obligated to make (including capital expenditures) or entitled to receive payments in excess of $2,500,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter;
(ix) contains covenants that (A) prohibit, limit, curtail or restrict or purport to prohibit, limit, curtail or restrict, in any material respect the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or geographic area, (B) contain any “most favored nation” or similar preferential terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, (C) contain exclusivity obligations that materially limit the freedom or right of the Company or any of its Subsidiaries to develop, sell or distribute any products or services for any other Person, or (D) imposes any minimum volume commitment on the Company or any of its Subsidiaries to purchase goods or services (to the extent such minimum volume commitment is material to the Company and its Subsidiaries, taken as a whole);
(x) grants any third party rights of first refusal, rights of first option or similar rights or options to purchase or otherwise acquire any interest in any of the material properties or assets (including material Intellectual Property) owned by the Company or any of its Subsidiaries;
(xi) has been entered into with a Governmental Authority, other than any commercial Contracts entered into in the ordinary course of business;
(xii) is an agreement in settlement of a dispute that has been entered into since January 1, 2022 that imposes material obligations on the Company or any of its Subsidiaries as of the date hereof;
(xiii) provides for indemnification by the Company or any of its Subsidiaries of any officer or director of the Company or any of its Subsidiaries; or
(xiv) is between or among the Company or any of its Subsidiaries, on the one hand, and any beneficial owner of five percent or more of the outstanding shares of any class of capital stock, or any Affiliate of the foregoing, on the other hand.
(b) Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiaries that are a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default (with or without notice or lapse of time or both) on the part of the Company or any of its Subsidiaries under any Material Contract and (iv) as of the date of this Agreement, the Company has not received any written notice from any Person that such Person intends to terminate, cancel, renegotiate or not renew, any Material Contract. As of the date hereof, the Company has made available to Parent a true, correct and complete copy of each of Material Contract as in effect as of the date of this Agreement, subject to redactions of privileged or competitively sensitive information, together with all amendments, and waivers.
(c) Except as would not reasonably be expected to prevent or materially delay the consummation of the Merger, (i) the Company has complied in all material respects with its obligations under the Shareholders’

Agreement and, to the Company’s Knowledge, the shareholders party to the Shareholders’ Agreement have, as of the date hereof, complied in all material respects with their obligations owing to the Company under the Shareholders’ Agreement and (ii) all written communications as of the date hereof between the Company, on the one hand, and any such shareholders (other than shareholders party to the Voting Agreements), on the other hand, relating to actions taken in relation to the Shareholders’ Agreement in connection with or to facilitate the Merger have been provided to Parent or its Representatives.
Section 3.19 FCPA; Anti-Corruption; Sanctions.
(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor, any of its Subsidiaries, nor any director, officer or to the Knowledge of the Company, employee, agent, or other Representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the past five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of any applicable Bribery Legislation.
(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any director, officer, or, to the Knowledge of the Company, any employee, agent, or other Representative of the Company or any of its Subsidiaries, is, or in the last five years, has been, subject to any actual or pending or, to the Knowledge of the Company, threatened investigation, allegation, or other Actions or has made any voluntary or directed disclosures to any Governmental Authority, in each case involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation.
(c) None of the Company or any of its Subsidiaries or any director, officer or to the Knowledge of the Company, any employee, agent, or other Representative of the Company or any of its Subsidiaries is, or has been, a Sanctioned Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, any of their respective directors, officers, or, to the Knowledge of the Company, employees, agents, or other Representatives, has, in the past five years (i) engaged in, or has any plan or commitment to engage in, direct or indirect dealings with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (ii) otherwise violated any Sanctions Law, or been subject to any actual or pending or, to the Knowledge of the Company, threatened investigation, allegation, or other Actions or made any voluntary or directed disclosures to any Governmental Authority relating to such a violation.
Section 3.20 Insurance. Section 3.20 of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Material Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Material Insurance Policies is in full force and effect (except for policies that have expired under their terms in the ordinary course of business) and all premiums due and payable thereon have been paid. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Material Insurance Policy, and, to the Company’s Knowledge, no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notice regarding any invalidation or cancellation of any Material Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage nor, to the Knowledge of the Company, are any of the foregoing threatened in writing, and, to the Knowledge of the Company, there is no claim pending under any Material Insurance Policy as to which coverage has been denied or disputed by the underwriters of such policies.
Section 3.21 Opinion of Financial Advisors. The Special Committee of the Company has received an opinion from Moelis & Company LLC (“Moelis”) to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Merger Consideration to be received by holders of Company Shares (other than holders of Company Shares that are or will be parties to a Voting Agreement) pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly following the date of this Agreement, the Company will make available to Parent, solely for informational purposes, a written copy of such opinion (which opinion at the time of delivery shall not have been withdrawn, revoked or modified).
Section 3.22 Brokers and Other Advisors. Except for Moelis, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, complete and correct description of any (a) fees, commissions or expenses and (b) other obligations, in each case, contractually owed or expected to be owed to Moelis in connection with or following consummation of the Merger.
Section 3.23 Related Party Transactions. In the last twelve (12) months before the date of this Agreement, there are no transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Filed SEC Documents, other than employment agreements entered in the ordinary course of business.
Section 3.24 Material Suppliers. Section 3.24 of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Material Suppliers. In the last 12 months before the date of this Agreement, no Material Supplier has cancelled, terminated or otherwise materially altered (including any material increase in the prices charged or paid) its relationship with the Company or any of its Subsidiaries or has delivered written notice to any of the Company or any of its Subsidiaries of any intention to do any of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter), in the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), none of the Company, any of the Company’s Subsidiaries or any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter), in the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), none of the Company, the Company’s Subsidiaries or any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.
ARTICLE IV

Representations and Warranties of Parent and Merger Sub
Parent and Merger Sub jointly and severally represent and warrant to the Company:
Section 4.01 Organization; Standing. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement and each as so delivered is in full force and effect.
Section 4.02 Authority.
(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub, and the consummation by each of them of the Transactions, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and, except for the adoption of this Agreement by Parent as the sole shareholder of Merger Sub and filing Plan of Merger and related documents, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.
(b) The respective Boards of Directors of Parent and Merger Sub have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement (and for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein.
(c) The Board of Directors of Parent has approved and declared advisable the Voting Agreements and the transactions contemplated thereby.
(d) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the Plan of Merger, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein.
(e) No vote of holders of capital stock of Parent is necessary to adopt or approve this Agreement or to approve the consummation by Parent and Merger Sub of the Merger and the other Transactions.
Section 4.03 Non-contravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (b) assuming that the consent, authorizations and approvals referred to in Section 4.04 are obtained prior to the Effective Time and the filings and registrations referred to in Section 4.04 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any benefit, under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.
Section 4.04 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Plan of Merger, (c) filings required under, and compliance with other applicable requirements of any applicable Regulatory Laws, and (d) compliance with any applicable state securities, blue sky or foreign Laws, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.
Section 4.05 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding share capital of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.
Section 4.06 Financing.
(a) Parent has delivered to the Company a true and complete copy of the fully executed Equity Commitment Letter from the Equity Investor, pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investor has agreed to invest in Parent the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter in accordance with the terms hereof and thereof.
(b) Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent relating to the obligations of the Equity Investor to provide the full amount of the Equity Financing contemplated by the Equity Commitment Letter, or any contingencies that would permit the Equity Investor to reduce the aggregate amount of the Equity Financing, including any condition or other contingency relating to the amount or availability of the applicable Equity Financing. As of the date of this Agreement, assuming satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02, Parent does not have any reason to believe that (i) it or Merger Sub will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter on or prior to the Closing Date or (ii) the full amount of the Equity Financing to be provided under the Equity Commitment Letter would not be available to Parent and Merger Sub on the Closing Date. There are no side letters, understandings or other agreements, Contracts or arrangements of any kind relating to the Equity Commitment Letter (or the Equity Financing).
(c) Assuming satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02, the Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and the Equity Commitment Letter, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent or Merger Sub contemplated by, or required in connection with the transactions described in, this Agreement or the Equity Commitment Letter (such amounts, collectively, the “Financing Amounts”).
(d) The Equity Commitment Letter constitutes the legal, valid, binding and enforceable obligation of Parent, Merger Sub and the Equity Investor, enforceable against the Equity Investor in accordance with its terms, and the Equity Commitment Letter is in full force and effect. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a default, breach or failure to satisfy a condition by Parent, Merger Sub or, to the Knowledge of Parent, any other party thereto under the terms and conditions of the Equity Commitment Letter or would otherwise reasonably be expected to result in any portion of the Equity Financing contemplated thereby to be unavailable on the Closing Date. Parent has paid, or caused to be paid, in full any and all fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due on or before the Closing Date. As of the date of this Agreement, the Equity Commitment Letter has not, in any respect, been amended, restated, amended and restated, supplemented, withdrawn or otherwise modified and none of the commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and, no such amendment, restatement, amendment and restatement, supplementation, withdrawal, termination, reduction, recission or other modification is contemplated. As of the date of this Agreement, Parent has no Knowledge of (i) any fact, occurrence, circumstance or condition that would reasonably be expected to cause the Equity Commitment Letter to terminate or be withdrawn, modified, repudiated or rescinded or to be or become ineffective or (ii) any fact, occurrence, circumstance or condition that would reasonably be expected to prevent the Equity Investor from performing its obligations under the Equity Commitment Letter or cause any other potential impediment to the funding of any of the payment obligations of the Equity Investor under the Equity Commitment Letter.

(e) Notwithstanding anything to the contrary contained herein, each of Parent and Merger Sub expressly acknowledges, agrees and represents that its obligations to consummate the Transactions under this Agreement are not conditioned or contingent on its or its Affiliates’ (i) receipt or availability of any funds (including any Equity Financing) or (ii) ability to obtain any financing (including the Equity Financing).
Section 4.07 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and complete copy of the Guarantee addressed to and in favor of the Company guaranteeing the obligations of Parent and Merger Sub under this Agreement on the terms set forth therein, including certain damages payment obligations of Parent and Merger Sub in connection with this Agreement. The Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the Equity Investor, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The Equity Investor is not in default or breach under the terms and conditions of the Guarantee and no event has occurred that (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition under the terms and conditions of the Guarantee. Until the earlier of the Closing or the valid termination of the Guarantee pursuant to its terms, the Equity Investor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.
Section 4.08 Solvency.
(a) As of the Effective Time, assuming (x) the satisfaction or waiver of the conditions set forth in Section 6.01 and Section 6.02, and (y) that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after giving effect to the Merger:
(i) the Fair Value of the assets of the Surviving Company and its Subsidiaries, taken as a whole and on a going concern basis, shall be greater than the total amount of the Surviving Company’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;
(ii) the Surviving Company and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and
(iii) the Surviving Company and its Subsidiaries, taken as a whole, shall not have an unreasonably small amount of capital to carry on their businesses and all businesses in which they are engaged.
(b) For the purposes of this Section 4.08, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Company and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.
(c) No transfer of property is being made by Parent or Merger Sub, and no obligation is being incurred by Parent or Merger Sub in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or any of its Affiliates.
Section 4.09 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of Parent or Merger Sub, except for Persons, if any, whose fees and expenses will be paid by Parent.
Section 4.10 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.
Section 4.11 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed on or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority; provided, that the representations and warranties set forth in this Section 4.11 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising out of this Agreement or any Transaction Litigation.
Section 4.12 Ownership of Company Securities. Neither Parent nor Merger Sub beneficially owns, directly or indirectly, any Company Securities.
Section 4.13 No Other Company Representations or Warranties. Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III, the certificate delivered pursuant to Section 6.02(a) or in the Voting Agreements, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and neither Parent nor Merger Sub has relied on or is relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives. Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Merger Sub (other than in the case of Fraud) resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters (other than in the case of Fraud). Each of Parent and Merger Sub hereby acknowledges that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent and Merger Sub have relied on the results of their own independent investigation.
Section 4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III, the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), any rights hereunder with respect thereto (other than in the case of Fraud).
Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, in the certificate delivered pursuant to Section 6.03(a), in the Voting Agreements, in Equity Commitment Letter or in the Guarantee, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE V

Additional Covenants and Agreements
Section 5.01 Conduct of Business.
(a) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and Parent shall use its reasonable best efforts to provide a written response within five Business Days after a written request by the Company for such consent), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to (i) carry on its business in all material respects in the ordinary course of business and in material compliance with all applicable Laws and (ii) to the extent consistent with the foregoing, preserve its and its Subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, key vendors, key employees and other Persons with whom the Company or its Subsidiaries have significant business relationships substantially intact; provided, that no action by, or failure to act of, the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).
(b) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement, or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and Parent shall use its reasonable best efforts to provide a written response within five Business Days after a written request by the Company for such consent), the Company shall not, and shall not permit any of its Subsidiaries to:
(i) (A) other than transactions among the Company and its wholly-owned Subsidiaries or among the Company’s Subsidiaries, in each case, in the ordinary course of business, issue, sell, grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests or any awards under the Company Equity Plans; provided, that so long as such actions do not contravene or result in a breach of Section 5.01(b)(xxiii), the Company may (1) issue Company Shares on the exercise or settlement of Company Equity Awards that are issued, outstanding and vested as of the date of this Agreement or become vested following the date of this Agreement in accordance with their terms and without further action by the Company, or (2) issue Company Shares on the exercise of any Company Warrant that are issued and outstanding as of the date of this Agreement, (B) other than transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, in each case, in the ordinary course of business, redeem, purchase or otherwise acquire any of its outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any shares or other equity or voting interests (other than pursuant to the cashless exercise of Company Options or the forfeiture or withholding of Taxes with respect to Company Equity Awards), (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of capital stock or other equity or voting interests, except for payments, dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries, (D) split, combine, subdivide, consolidate or reclassify any shares of its share capital or other equity or voting interests, except for any such transaction by a Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction, (E) in the case of the Company, modify the terms of any shares of its capital stock or other equity or voting interest or (F) pledge or encumber any shares of its capital stock or other equity or voting interest;
(ii) (A) incur any Indebtedness except for (1) intercompany loans among the Company and its wholly-owned Subsidiaries for the purpose of operating their respective businesses prior to Closing, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) Indebtedness incurred in connection with the refinancing of any Indebtedness existing on, and maturing within twelve months of, the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, so long as such refinancing does not add any prepayment or redemption penalty or premium that is not in the Indebtedness being refinanced or increase the prepayment or redemption penalty or premium payable under the Indebtedness incurred in such refinancing as compared to the corresponding prepayment or redemption penalty or premium payable on the Indebtedness being refinanced if such Indebtedness being refinanced were to be paid off on the Closing Date, (4) the capitalized liability under all capital and finance leases, (5) Contracts relating to interest rate protection, swap agreements, collar agreements and other hedging arrangements, in each case, to the extent payable if such Contract is terminated at the Closing or (6) other Indebtedness in an aggregate principal amount not to exceed $2,500,000 at any time incurred by the Company or any of its Subsidiaries, in the case of each of (1) through (6), so long as such actions do not contravene or result in a breach of Section 5.01(b)(xxiii), (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business and not for speculative purposes, (C) assume, guarantee or endorse the obligations of any Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person (other than the Company or a wholly-owned Subsidiary of the Company), or (D) settle, waive or forgive, outside the ordinary course of business or transactions among the Company and its wholly-owned Subsidiaries, any material amount owed to the Company or any of its wholly-owned Subsidiaries;
(iii) grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement or permitted under Section 5.01(b)(ii) or (B) to the Company or to a Subsidiary of the Company in connection with any Indebtedness or loan to the extent not otherwise restricted by Section 5.01(b)(ii), Section 5.01(b)(v) or Section 5.01(b)(xxiii);
(iv) sell, transfer, lease, sublease, license or assign, to any Person, in a single transaction or series of related transactions or abandon any of its material properties or assets except (A) sales pursuant to Contracts in force on the date of this Agreement and disclosed to Parent, (B) transfers among the Company and its wholly-owned Subsidiaries (other than transfer of cash to the extent otherwise restricted by Section 5.01(b)(ii), Section 5.01(b)(v) or Section 5.01(b)(xxiii)), (C) for consideration, individually or in the aggregate, not in excess of $2,500,000 on a fair value basis or (D) with respect to Intellectual Property, licenses granted in the ordinary course of business;
(v) make any loans, capital contributions or advances to any Person (other than a (x) to the extent not otherwise restricted by Section 5.01(b)(xxiii), wholly-owned Subsidiary of the Company or the Company for the purpose of operating its respective businesses prior to Closing and (y) advances of business expenses in the ordinary course of business) in an aggregate amount for all such loans, capital contributions or advances not to exceed $2,500,000 other than (A) trade credit and advances to customers in the ordinary course of business or (B) in connection with a transaction permitted under Section 5.01(b)(vi);
(vi) make or authorize, incur or commit to incur capital expenditures for property, plant or equipment (A) in the period prior to February 28, 2025, in excess of $2,000,000 in the aggregate except for those that are specified in the Company’s capital expenditure budget for fiscal year 2024 set forth in Section 5.01(b)(vi) of the Company Disclosure Letter, and (B) in the period from and after March 1, 2025, in a manner materially inconsistent with past practice;
(vii) except as permitted under Section 5.01(b)(i)(B) or Section 5.01(b)(vi), make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person, other than purchases of inventory and supplies in the ordinary course of business or pursuant to Contracts in force on the date of this Agreement;
(viii) except as required pursuant to the terms of any Company Plans, in each case, in effect on the date of this Agreement, or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (A) grant to any director, officer, manager, employee, or independent contractor any increase in compensation or benefits, other than increases in base compensation (and corresponding increases to target bonus opportunities in the same proportion as the applicable increase in base compensation) adopted in the ordinary course of business (including with respect to the timing and notice to employees of such increases) in connection with the Company’s regular annual review cycle of percentages no greater than the percentage increases budgeted for FY25 by the Company, as shown in the financial model for FY25 provided to Parent prior to the date of this Agreement, (B) grant to any employee, director, officer, manager, or independent contractor (who is a natural person or an entity wholly owned by a natural person) of the Company or its Subsidiaries any severance, retention, termination pay or similar payments or any equity or equity-based awards, (C) establish, adopt, enter into or amend in any material respect any Company Plan (or any plan, program, policy or agreement that would be a Company Plan if in effect on the date of this Agreement), (other than entering into employment agreements providing for annual base compensation not in excess of $150,000 that (1) do not provide for any rights to severance or termination pay or advance notice of termination for a period that is greater than required by applicable Law, (2) are pursuant to a form of employment agreement made available to Parent, and (3) are consistent in all material respects with the Company’s practices in the applicable jurisdiction), (D) grant to any current or former employee, director, officer or individual service provider of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes incurred under Section 409A or Section 4999 of the Code or (E) take any action to accelerate any rights or benefits under any Company Plan;
(ix) hire, engage or terminate (other than for “summary dismissal” or analogous term under applicable Law) the employment or engagement of, any director, officer, manager, employee, or independent contractor (who is a natural person or an entity wholly owned by a natural person) with annual base compensation in excess of $250,000;
(x) establish, adopt, enter into, negotiate, amend or extend any Collective Bargaining Agreement with any Union;
(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar actions that would trigger notice requirements or liability under any applicable Law governing mass employee layoffs or location closures;
(xii) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as may be required (A) by IFRS (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the International Accounting Standards Board, Financial Accounting Standards Board or any similar organization to which the Company is subject);
(xiii) (A) adopt (except in the ordinary course of business), change (or file a request to make any such change) or revoke any material method of Tax accounting or any annual or other material Tax accounting period, (B) make (except in the ordinary course of business or for any CTB Election), change or revoke any material Tax election, (C) consent to any extension or waiver of any limitation period with respect to a material amount of Taxes or a material Tax Return (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), (D) file any material amended Tax Return, (E) surrender any right to claim a material refund or credit in respect of Taxes, or (F) request or enter into any ruling, Contract or settlement with a Governmental Authority with respect to a material amount of Taxes or a material Tax Return (except where the failure to enter into any such ruling, Contract or settlement would, in the reasonable judgement of the Company after reasonable consultation with its professional advisors and with Parent, have a material adverse impact on the Company or any of its Subsidiaries);
(xiv) (A) amend the Company Charter or (B) amend the comparable organizational documents of any Subsidiary of the Company, in the case of clause (B) other than changes which would not materially and adversely affect Parent;
(xv) settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) if the amount to be paid by the Company or any of its Subsidiaries in any such settlements does not exceed $1,500,000 in the aggregate (in each case, excluding any amount that may be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution) and (B) that does not include any admission of wrongdoing or criminal act and that provides for a general release of all claims against the Company and its Affiliates; provided, that no settlement of any pending or threatened Action may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and its Subsidiaries, taken as a whole; provided, further, that actions by or against the Company or any of its Subsidiaries relating to (1) Transaction Litigation shall be governed by Section 5.11, (2) the matters set forth in Section 5.03 shall be governed by Section 5.03 and (3) Dissenter’s Rights shall be governed by Section 2.07, in each case, and not by this Section 5.01;
(xvi) with respect to the Company and its Subsidiaries, adopt a plan or arrangement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of its Subsidiaries or enter into a new line of business;
(xvii) (A) modify, amend, or waive any material rights under any Material Contract, other than in the ordinary course of business on terms, in a manner that is material and adverse to the Company and its Subsidiaries, taken as a whole, or cancel or terminate, in whole or in part, any Material Contract (other than any expiration in accordance with its terms) in a manner that is material and adverse to the Company and its Subsidiaries, taken as a whole or (B) enter into any Contract that would have been a Material Contract if it had existed on the date hereof other than in the ordinary course of business; provided, that this Section 5.01(b)(xvii) shall not restrict any action that is specifically addressed by and permitted by any other clause of this Section 5.01(b);
(xviii) enter into any agreement covered under Item 404 of Regulation S-K under the Securities Act (other than any payments, transactions or benefits pursuant to Contracts or Company Plans made available to Parent prior to the date hereof, or otherwise as permitted by Section 5.01(b)(viii));
(xix) adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or Transactions, including the Merger;
(xx) (A) purchase any real property; (B) enter into any new lease agreement with respect to real property that is not leased by the Company or one of its Subsidiaries as of the date hereof and that provides for annual rental payments by the Company or one of its Subsidiaries exceeding $500,000 individually or $1,000,000 in the aggregate or (C) with respect to any Company Lease in effect on the date hereof, (1) amend or modify the terms thereof in any material respect or (2) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Company Lease;
(xxi) cancel, materially reduce, or terminate any material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;
(xxii) (A) otherwise materially change or materially modify any cash management or other billing practice or policy of the Company and its Subsidiaries or (B) make any material changes set forth in Section 5.01(b)(xxii)(B) of the Company Disclosure Letter;
(xxiii) take any voluntary and affirmative action (A) to transfer all or any portion of the Cash Amount in any manner from the Company to any other Person (including any direct or indirect Subsidiary of the Company), including by expenditure, distribution, capital contribution, advance, intercompany loan, or subscription by the Company (including in exchange for issuances of equity interests or other rights convertible into equity interests of another Person, including any direct or indirect Subsidiary of the Company) or (B) to subject the Cash Amount to any Liens (other than Permitted Liens and Liens that exist as of the date of this Agreement) or any restrictions, limitations, or Taxes, in each case, that do not apply to transfers of the Cash Amount as of the date of this Agreement and that do apply to transfers of the Cash Amount (including transfers that take the form of repatriations, distributions, dividends, redemption payments, other payments, or repatriations), except, in the case of both (A) and (B), for (1) (x) if Closing occurs by February 28, 2025, transfers and expenditures, for the purpose of operating the respective businesses of the Company and its Subsidiaries at or prior to Closing, in an aggregate amount not to exceed the sum of $10,000,000 plus the amount of any earnings or interest accrued on the Cash Amount from and after August 1, 2024 or (y) if Closing does not occur by February 28, 2025, transfers and expenditures for the purpose of operating the respective businesses of the Company and its Subsidiaries at or prior to Closing, (2) payments in an aggregate amount not to exceed $41,000,000 substantially consistent with the

Company’s estimated budget made available to Parent in respect of (x) the Company’s costs, fees and expenses (other than the fees and expenses of the Company’s external legal advisors) incurred in connection with the Transaction at or before the Closing, (y) the fees and expenses of the Company’s external legal advisors incurred in connection with the Transaction through the date of this Agreement, and (z) success based, non-hourly or discretionary fees of the Company’s financial, legal and other advisors incurred in connection with the Transaction at or before the Closing; and (3) payment of the fees (based on hourly rates) and expenses of the Company’s external legal advisors incurred following the date of this Agreement and through the Closing in connection with the Transaction; and
(xxiv) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(c) For purposes of Section 5.01(b), “wholly-owned Subsidiaries” shall be deemed to include any non-wholly owned Subsidiary of the Company specified in Section 5.01(c) of the Company Disclosure Letter. For the avoidance of doubt, such Subsidiaries shall be permitted to take any actions that a wholly-owned Subsidiary is permitted to take under Section 5.01(b) and will be subject to the same limitations in Section 5.01(b) as a wholly-owned Subsidiary, in each case in a manner consistent with continuing to satisfy the applicable foreign investment limitations or similar requirements under applicable Law.
(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.02 No Solicitation; Change in Recommendation.
(a) Subject to the terms of Section 5.02(b) and (e), the Company shall and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (in each case, acting in their capacity as such to the Company and/or any of its Subsidiaries), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, (i) (A) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, promptly request the return or destruction of all confidential information furnished by the Company or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date of this Agreement and immediately shut off all access of any Person to any electronic data room maintained by the Company with respect to a possible Takeover Proposal (in each case, other than Parent and its Representatives) and (B) not to, directly or indirectly, (1) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (2) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in connection with, or for the purpose of encouraging, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, and (ii) not enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement relating to a Takeover Proposal other than an Acceptable Confidentiality Agreement in accordance with Section 5.02(b) (each, a “Company Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will not waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Board of Directors of the Company unless the Board of Directors of the Company or the Special Committee determines in good faith that the failure to waive, terminate or modify such provision would be reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that the Company notify Parent of such waiver, termination or modification promptly (and in any event within 24 hours) thereafter.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from a material breach of Section 5.02(a), (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives and financing sources solely to clarify (but not to engage in negotiations or provide non-public information) the terms and conditions thereof to determine whether the Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or the Special Committee determines in good faith, (x) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided, that the Company shall promptly (and in any event within 24 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.
(c) The Company shall promptly (and in any event within 24 hours after knowledge of receipt by the Special Committee or an executive officer of the Company) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal (whether written or oral) and the identity of the Person or group of Persons making such Takeover Proposal and copies of any documents evidencing or delivered in connection with such Takeover Proposal, and the Company shall keep Parent reasonably informed promptly of any material developments with respect to any such Takeover Proposal (including any material changes thereto and including by providing copies of any revised or new material documents evidencing or delivered in connection with such Takeover Proposal). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) shall be subject to the terms of the Confidentiality Agreement.
(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) withhold or withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or amend or modify in a manner adverse to Parent), the Company Board Recommendation, (ii) in the case of the Board of Directors of the Company, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s shareholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act (provided, that if the Company Shareholders’ Meeting is scheduled to be held more than three Business Days but less than ten Business Days from the date of such public disclosure, prior to the date which is one Business Day before the date on which the Company Shareholders’ Meeting is scheduled to be held), (iii) recommend or endorse the approval or adoption of, or approve or adopt, or publicly propose to recommend, endorse, approve or adopt, any Takeover Proposal, (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) fail to publicly reaffirm the Company Board Recommendation within ten Business Days of the public disclosure of a Takeover Proposal (other than of the type referred to in the clause (iii)) with any Person other than Parent and Merger Sub (provided, that if the Company Shareholders’ Meeting is scheduled to be held more than three Business Days but less than ten Business Days from the date of such public disclosure, promptly and in any event prior to the date which is one Business Day before the date on which the Company Shareholders’ Meeting is scheduled to be held) (any action described in clauses (i) through (v), other than a customary “stop, look and listen” communication, being referred to as an “Adverse Recommendation Change”); it being understood that a reaffirmation of the Company Board Recommendation by the Special Committee shall be sufficient the satisfy the Company’s obligations under this clause (v) as if it were the Board of Directors of the Company.

(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, it shall be permitted, in response to a written Takeover Proposal not solicited in breach of Section 5.02(b), (i) for the Board of Directors of the Company (on recommendation of the Special Committee) or the Special Committee to make an Adverse Recommendation Change or (ii) for the Company, on recommendation of the Special Committee and approval by the Board of Directors of the Company, to concurrently enter into a Company Acquisition Agreement with respect to such Takeover Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case of clauses (i) and (ii) if the Special Committee has determined in good faith, (x) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that each such action set forth in clauses (i) and (ii) shall not be permitted unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Takeover Proposal and the material terms thereof together with copies of all material relevant agreements (including any Company Acquisition Agreement)) relating to such Takeover Proposal, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of this Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal and (C) following the end of such notice period, the Board of Directors or the Special Committee shall have considered in good faith such revisions, and shall have determined that the Superior Proposal constitutes a Superior Proposal, and after consultation with its financial advisor and outside legal counsel, the failure to do so would continue to reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, if the revisions proposed were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of such Superior Proposal, this proviso shall again apply (but the five calendar day period shall instead be three calendar days)).
(f) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company (on recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change in response to an Intervening Event that is continuing if the Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any such action unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall include a reasonably detailed description of such Intervening Event), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of this Agreement such that failure to make such Adverse Recommendation Change would no longer reasonably be expected to constitute a breach of the directors’ fiduciaries under applicable Law and (C) following the end of such notice period, the Special Committee shall have considered in good faith such revisions, and shall have determined that failure to make such Adverse Recommendation Change would continue to be reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law if the revisions were to be given effect (it being understood that in the event of any change of the financial or any other material facts of such Intervening Event, this proviso shall again apply with respect to each such revision (but the five calendar day period shall instead be three calendar days)).
(g) (A) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company that is required by applicable Law) or (iii) making any disclosure to the shareholders of the Company that is required by applicable Law or if the Board of Directors of the Company or the Special Committee determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would reasonably be expected to constitute a breach of the directors’ duties to the Company’s shareholders under applicable Law, in each case of clauses (i) through (iii), so long as any such disclosure does not include any statement that constitutes, and does not otherwise constitute, an Adverse Recommendation Change (unless in accordance with Section 5.02(e) or Section 5.02(f)) and (B) the Company shall have notified Parent in advance of making any such disclosures or communications as contemplated in clauses (i) through (iii); provided, that the foregoing shall in no way override the Company’s obligations pursuant to Section 5.02(d), (e) or (f).
(h) As used in this Agreement:
(i) “Acceptable Confidentiality Agreement” means (A) any confidentiality agreement entered into by the Company after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement and that expressly permits the Company to make the disclosures required to be made to Parent by this Section 5.02, it being understood that such agreement need not include any standstill provisions or similar restrictions, or (B) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar restrictions with any Person or group of Persons solely to the extent permitted under the final sentence of Section 5.02(a);
(ii) “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent or any of its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (A) acquisition of 20% or more of the consolidated assets, net revenue or net income of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (B) acquisition of 20% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Shares or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee) or 20% or more of the aggregate voting power of the outstanding equity securities of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, that this Agreement and the Transactions shall not be deemed a Takeover Proposal;
(iii) “Superior Proposal” means any bona fide written Takeover Proposal made by any Person or group (other than Parent or any of its Affiliates) that the Special Committee has determined in its good faith judgment (A) would be more favorable from a financial point of view to the Company’s shareholders than the Transactions and (B) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing, due diligence and other aspects of such proposal and of this Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; and
(iv) “Intervening Event” means any effect, change, circumstance, event or occurrence that is material to the Company and its Subsidiaries, taken as a whole, and was not known to or reasonably foreseeable by, or the material consequences of which were not known or reasonably foreseeable, to either the Board of Directors of the Company or the Special Committee as of the date of this Agreement and provided that any effect, change, circumstance, event or occurrence that relates to or involves (A) any Takeover Proposal or Superior Proposal or any inquiry or communications or matters relating thereto, (B) a breach of this Agreement by the Company or any of its Subsidiaries or (C) the market price of the Company Shares (other than the underlying reasons for such effect, change, circumstance, event or occurrence) will not be deemed to constitute an Intervening Event.
Section 5.03 Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts

(unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Regulatory Laws, which are dealt with in Sections 5.03(c) and (d) below.
(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each (and Parent shall cause its Subsidiaries to) use its reasonable best efforts to (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(c) Each of the parties hereto shall (and Parent shall cause its Affiliates to) (i) make the appropriate filings (or draft filings, where applicable) or submissions under the required Regulatory Laws as promptly as reasonably practicable, and in any event no later than within 20 Business Days following the date of this Agreement and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such required Regulatory Laws. In furtherance of the above, each of the parties hereto shall use its reasonable best efforts to cooperate with the other parties and use (and shall cause its respective Subsidiaries to use) reasonable best efforts to avoid or eliminate each and every impediment and obtain all consents under any Regulatory Laws that may be required by any foreign or federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as practicable. Without limiting the foregoing, Parent shall use its (and shall cause its Affiliates to use their respective) reasonable best efforts to secure the expiration or termination of any applicable waiting period and obtain any consent, clearance or approval required under any applicable Regulatory Laws. In furtherance of the foregoing, Parent shall use its reasonable best efforts to resolve any objections asserted with respect to the Transactions under any applicable Regulatory Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of the Company and its Subsidiaries, (C) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (D) terminating any joint venture or other arrangement of the Company and its Subsidiaries, (E) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries or (F) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with any Governmental Authority in connection with any of the foregoing) and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action) (each of (A) to (F), a “Remedial Action”); provided, that the Company shall not take any of the foregoing actions without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned). Without limiting the foregoing, Parent and the Company shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. Nothing in this Agreement shall require any party or its Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned on the Closing. Parent shall (1) direct the strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority in connection with the Transactions and (2) develop, in good faith cooperation with the Company, the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto. Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under any Regulatory Laws or enter into a timing agreement with any Governmental Authority, or withdraw its initial filing pursuant to any Regulatory Law, as the case may be, and refile any of them, without the prior written consent of the other party. In furtherance and not in limitation of this Section 5.03(c) and Section 5.03(d), the parties hereto shall use reasonable best efforts to defend through litigation any claim asserted in court by any Person, including any Governmental Authority, under any Regulatory Laws in order to avoid entry of, or to have vacated or terminated, any Judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the Closing.
(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all substantive respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any substantive communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions subject to the qualifications applicable to clause (iv), and (iv) to the extent permitted by such applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences. Parent and the Company shall have the right to review in advance all written materials submitted to any Governmental Authority in connection with the Transactions, in each case to the extent such materials or communications are related to any Regulatory Laws; provided, that any such materials may be redacted (A) to remove references concerning the valuation of, other bidders for, or the assessment of other strategic alternatives available to, the Company, (B) as necessary to comply with contractual arrangements or applicable Law and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.03(d) as “Outside Counsel Only”, in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials.
(e) Without limiting Section 5.03(c), in the event that any Action is commenced challenging the Merger and Transactions and such Action seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the Transactions, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take any and all action to resolve any such Action and each of the Company, Parent and Merger Sub shall cooperate with each other to contest any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the Transactions.
(f) From the date of this Agreement until the Closing Date or earlier termination in accordance with Article VII, without the prior written consent of the Company, Parent and Merger Sub shall not, and Baring Private Equity Asia Fund VIII L.P. shall not, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, or cause Parent, Merger Sub or the Company to be required to obtain any additional clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, under applicable Regulatory Laws with respect to the Merger and the Transactions, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the Transactions, or(iii) prevent or materially delay the consummation of the Transactions, including the Merger.
(g) Notwithstanding anything to the contrary herein, subject to the proviso in this sentence, nothing in this Section 5.03 shall require Parent to take or agree to, or cause any of its Affiliates (other than Merger Sub or any of its other Subsidiaries, if any) to take or agree to, any Remedial Action or other action specified in this Section 5.03 with respect to EQT AB, any investment funds or investment vehicles affiliated with, or managed or advised by, EQT AB or its Affiliates or any portfolio company (as such term is commonly understood in the private equity industry) or investment of EQT AB or of any such investment fund or investment vehicle, or interest therein under this Section 5.03, in each case, other than with respect to (x) the Company and its Subsidiaries or (y) the assets, properties, business, operations or ownership of any of the Company and its Subsidiaries; provided, that, notwithstanding the foregoing, (i) nothing in this Section 5.03 shall qualify or limit in any respect the obligations of Parent and Merger Sub to (and to cause its Affiliates to cooperate and provide information in order for Parent and Merger Sub to) (A) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as required by this Section 5.03 and (B) obtain all necessary information, documentation or cooperation required from its Affiliates in order to comply with Parent’s and Merger Sub’s obligations under this Section 5.03 and (ii) any determination as to Parent’s and Merger Sub’s compliance with its obligations under this Section 5.03 shall be made without regard to the ability of Parent to control the applicable Affiliate.
Section 5.04 Public Announcements. Each of Parent, Merger Sub and the Company agrees that no press release or other public statement with respect to the Transactions shall be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system (provided, that the applicable party shall use its reasonable best efforts to allow each other party reasonable time to comment on such press release or other public statement in advance of such issuance) and except for any matters referred to in, and made in compliance with, Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement, (b) is made in the ordinary course of business and does not relate to this Agreement or the Transactions or (c) is made by the Company in compliance with Section 5.02 in connection with the matters contemplated by Section 5.02. Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.
Section 5.05 Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, on reasonable notice, for purposes of furthering the Merger and the other Transactions or transition and integration planning relating thereto, the Company shall (and shall cause its Subsidiaries to) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, statutory registers, Contracts and records of the Company and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions) and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request (other than, in each case, any information that is reasonably pertinent to any adverse Action between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand); provided, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; provided, further, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) result in the disclosure of trade secrets or competitively sensitive information to third parties or (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege. In any such event, the Company shall inform Parent of the general nature of the information being withheld and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or Judgment, result in the disclosure of trade secrets or competitive sensitive information or risk waiver of such privilege or protection, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all information provided between the parties hereto and their Representatives shall be subject to the terms of the letter agreement dated as of June 12, 2024, by and between the Company and EQT Partners Asia Pte. Ltd (the “Confidentiality Agreement”) and shall be deemed to be “Confidential Information” thereunder.
Section 5.06 Indemnification and Insurance.
(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the memorandum and articles of association (or similar organizational documents) of the Company and its Subsidiaries in effect as of the date of this Agreement with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses and (ii) any and all indemnification agreements identified on Section 5.06 of the Company Disclosure Letter between the Company or any of its Subsidiaries and any of their respective present or former directors, officers and employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time). For a period of six years from and after the Effective Time, Parent shall cause the Surviving Company to (A) to the fullest extent permitted by applicable Law, indemnify and hold harmless each current and former director, officer or employee of the Company or any of its Subsidiaries (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time) and each individual who serves or served at the request of the Company or any of its Subsidiaries as a Representative of another Person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee is or was a director, officer or employee of the Company or such Subsidiary or serves or has served at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan) or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan)), in each case under clause (1) or (2), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification, advancement or reimbursement right of any Indemnitee)and (B) assume (in the case of the Surviving Company, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter and the organizational documents of such Subsidiaries as in effect on the date of this Agreement. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, memorandum and articles of association (or similar organizational documents) of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors, officers and employees and indemnification than are set forth as of the date of this Agreement in the Company Charter, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall cause the Surviving Company to pay, promptly after receipt by Parent or the Surviving Company of a written request by an Indemnitee if delivered prior to the sixth anniversary of the Effective Time, all reasonable and documented liabilities, losses, costs and expenses of such Indemnitee in connection with matters for which such Indemnitee is eligible to be indemnified pursuant to this Section  5.06(a) in advance of the final disposition of such matter (including any Action in connection with enforcing the indemnity and other obligations referred to in this Section 5.06), subject to receipt of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification under this Section 5.06(a).
(b) None of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(c) For the six-year period commencing immediately after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or the Surviving Company may substitute therefor policies of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy, if the cost of such “tail” policy does not exceed the Maximum Premium). In lieu of maintaining such current policies, the Company may (or if requested by Parent, the Company shall use reasonably best efforts to), in consultation with Parent, purchase a six-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. The Surviving Company will not be obligated to (i) pay annual premiums for the “tail” policy in excess of 300% of the amount paid by the Company for coverage for the calendar year ended December 31, 2023 (such 300% amount, the “Maximum Premium”) or (ii) pay an aggregate cost for the “tail” policy in excess of the Maximum Premium. If the annual premiums of such insurance coverage for the six-year period exceed the Maximum Premium or the aggregate cost for such “tail” policy exceeds the Maximum Premium, as applicable, then the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Premium or an aggregate cost for such “tail” policy not exceeding the Maximum Premium. If such prepaid “tail” policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Company shall cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, reimbursement or contribution that any such individual may have under the Company Charter, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).
(e) In the event that (i) Parent, the Surviving Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.
(g) Parent’s and the Surviving Company’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.
Section 5.07 Financing.
(a) Each of Parent and Merger Sub acknowledges and agrees that the Company and its Affiliates have no responsibility for any financing Parent may raise in connection with the Transactions. Each of Parent and Merger Sub shall use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter in amounts at least equal to the Financing Amounts. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to take, or cause Merger Sub and its controlled Affiliates to use reasonable best efforts to take, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing on the terms and subject only to the conditions described in the Equity Commitment Letter as promptly as possible but in any event prior to the Outside Date, including by (i) maintaining in effect the Equity Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Equity Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein and (iii) satisfying, on a timely basis, to the extent within their control, all conditions in the Equity Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Parent shall comply, and cause its Affiliates to comply, with its obligations, and enforce its rights, under the Equity Commitment Letter and Definitive Agreements in a timely manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Equity Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied, Parent shall use reasonable best efforts to cause the Equity Investor to comply with their respective obligations thereunder, including to fund the Equity Financing.
(b) Parent shall not without the prior written consent of the Company: (i) permit any amendment or modification to, or consent to any waiver of any provision or remedy under, the Equity Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (A) imposes new or additional conditions or other contingencies or otherwise expands, amends or modifies any of the conditions or other contingencies to the consummation or receipt of all or any portion of the Equity Financing, in each case, in a manner that would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions, (B) reduces the aggregate amount of the Equity Financing contemplated in the Equity Commitment Letter to an amount that would be less than an amount that would be required to satisfy the Financing Amounts, (C) would reasonably be expected to adversely affect the ability of Parent to enforce its rights against other parties to the Equity Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter as in effect on the date of this Agreement, (D) would reasonably be expected to make the timely funding of the Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur or (E) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions; or (ii) terminate the Equity Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver. Any reference in this Agreement to “Equity Financing” shall include the financing contemplated by the Equity Commitment Letter as amended or modified in express compliance with this Section 5.07(b), and “Equity Commitment Letter” shall include such document as amended or modified in express compliance with this Section 5.07(b).
(c) The foregoing notwithstanding, compliance by Parent with this Section 5.07 shall not relieve Parent of its obligations to consummate the Transactions, including the Merger, whether or not any debt, equity or other financing (including the Equity Financing) is available, and Parent acknowledges and agrees that its obligation to consummate the Transactions, including the Merger, on the terms and subject to the conditions set forth herein are not conditioned upon or contingent on the availability or consummation of any debt, equity or other financing for or related to any of the Transactions, including the Merger (including, without limitation, all or any portion of any financing), subject to satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02.
Section 5.08 Financing Cooperation.
(a) Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts and shall use its reasonable best efforts to cause its and their respective Representatives to use their reasonable best efforts, to provide Parent and Merger Sub with all reasonable cooperation as is reasonably requested (if applicable) in writing by Parent in connection with the arrangement of any third party debt financing that Parent or Merger Sub may seek to obtain in connection with the Transactions (the “Debt Financing”). Without limiting the generality of the foregoing, such reasonable best efforts shall, in any event, include the following:
(i) causing appropriate members of senior management of the Company to participate in a reasonable number of virtual or telephonic meetings and presentations with prospective lenders and rating agencies and in connection with reasonable and customary syndication activities in connection with the Debt Financing at reasonable times and locations to be mutually agreed and with reasonable advance notice to the Company;
(ii) providing reasonable and customary assistance to Parent with the preparation of customary rating agency presentations, confidential bank information memoranda (including, to the extent required by the Debt Financing, a version of the confidential bank information memorandum that does not include material non-public information within the meaning of U.S. federal securities laws with respect to the Company) and lender presentations required in connection with the Debt Financing;
(iii) assisting in the preparation of (including by providing customary information for the completion of any schedules thereto) customary definitive financing agreements and other customary certificates as may be reasonably requested by Parent;
(iv) to the extent required by the Debt Financing, using reasonable best efforts to facilitate the pledging of, and perfection of security interests in, collateral, it being understood that such documents will not take effect until the Effective Time;
(v) furnishing Parent with (A) the Required Financing Information (it being understood and agreed that any Required Financing Information that is publicly filed with the Securities and Exchange Commission shall be deemed to be delivered upon such filing) and (B) subject to clause (b)(viii) below, such other financial information regarding the Company as may be reasonably requested by Parent and that is customarily included in a financing comparable to the Debt Financing; it being understood that Parent shall (and, for the avoidance of doubt, the Company shall not) be responsible for the preparation of any pro forma financial statements for the Debt Financing (although the Company agrees to reasonably assist Parent in connection with the preparation by Parent of such pro forma financial statements to the extent required to be delivered as a condition precedent for the Debt Financing);
(vi) subject to clause (b) below, assisting in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date (including using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Closing to execute resolutions or consents of the Company with respect to entering into the definitive documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing); it being understood that no such corporate or other action will take effect prior to the Closing;
(vii) at least four Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all customary documentation and other information with respect to the Company that any Financing Source has reasonably requested at least nine Business Days prior to the Closing Date and that such Financing Source has determined is required by bank regulatory authorities pursuant to applicable anti-money laundering Laws; and

(viii) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information within the meaning of U.S. federal securities laws about the Company or its securities;
it being understood and agreed that the Company shall have satisfied the obligations set forth in Section 5.08(a)(i) through Section 5.08(a)(iii) if the Company shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.
(b) Nothing in this Section 5.08 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or to the extent not indemnified or reimbursed, agree to pay any fees or reimburse any expenses prior to the Effective Time; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing (except for the authorization letters contemplated by Section 5.08(a)(viii)); (iii) give any indemnities that are effective prior to the Effective Time; or (iv) take any action that the Company determines in good faith would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, breach any confidentiality obligations (provided, that the Company shall use reasonable best efforts to notify Parent that any cooperation is being withheld on such basis) or create a material risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries; (v) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal liability; (vi) conflict with or violate the organizational documents of the Company or any of its Subsidiaries or any applicable Laws or any applicable Judgment or jeopardize the protection of trade secrets or competitively sensitive information and/or jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; (vii) conflict or be reasonably expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party; (viii) prepare any Excluded Information; (ix) provide or deliver any internal or external legal opinions by the Company or any of its Subsidiaries or (x) consent to a pre-filing of UCC-1s or any other grant of Liens or that result in the Company or any of its Subsidiaries being responsible to any third parties for any representations or warranties prior to the Closing (except for authorization letters contemplated by Section 5.08(a)(viii)). Nothing contained in this Section 5.08(b) or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be a borrower, issuer or other obligor with respect to the Debt Financing or other financing prior to the Closing.
(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.
(d) All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources (including any Financing Sources) and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective counsel) so long as such Persons (i) agree to be bound by the provisions of the Confidentiality Agreement applicable to Representatives; or (ii) are subject to other confidentiality undertakings that are substantially similar in their protection of confidential information as the Confidentiality Agreement.
(e) Promptly upon request by the Company, Parent shall reimburse the Company for any reasonable documented out-of-pocket costs and expenses (including attorneys’ fees and advisor’s fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 5.08.
(f) The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent arising from the willful misconduct, gross negligence, or bad faith or Willful Breach of the Company, its Subsidiaries or their respective Representatives, in each case, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(g) Notwithstanding anything to the contrary in this Agreement, the failure of the Company to comply with this Section 5.08 shall only be taken into account in the condition set forth in Section 6.02(b) to the extent that (y) the Company shall have Willfully Breached any of its obligations under this Section 5.08, and (z) such breach shall have been a proximate cause of the Debt Financing not being consummated.
(h) Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing.
Section 5.09 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Immediately following the execution of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver a written consent adopting and approving this Agreement in accordance with the CICA.
Section 5.10 Employee Matters.
(a) For a period of 12 months following the Effective Time (or, if shorter, the applicable Continuing Employee’s period of employment following the Effective Time), Parent shall, and shall cause the Surviving Company to, provide (i) annual base salary or hourly base wage rates (as applicable), target annual or short-term (i.e., more frequent than annual) cash incentive opportunities (including target short-term (i.e., more frequent than annual) commission-based cash incentive opportunities) to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and who remains so employed immediately following the Effective Time (each, a “Continuing Employee”) that, in each case, are no less favorable than those in effect immediately prior to the Effective Time, and (ii) other broad-based employee benefit plans and arrangements (other than change-in-control compensation, equity or equity-based compensation, long-term incentive compensation, nonqualified deferred compensation, severance, defined benefit pension, retiree medical benefits and other similar plans and arrangements (the “Excluded Benefits”)) to Continuing Employees that are substantially similar in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, for all purposes of this Section 5.10(a), if greater compensation or benefits are required to be provided under applicable Law, Parent shall provide, or cause to be provided, such applicable greater compensation and benefits. Seller shall, or shall cause the Company or any of its Subsidiaries to satisfy any notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries or any Union representing employees of the Company or any of its Subsidiaries as of Closing, including any collective bargaining obligations.
(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Company to, assume, honor and continue during the 12-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, retention, and termination plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or consented to by the parties hereto.
(c) With respect to all employee benefit plans of the Surviving Company and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) (including any vacation, long service award, overtime payment, paid time-off, retirement and severance plans) in which any Continuing Employee is eligible to participate, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its Subsidiaries; provided, that such service will not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service or for any purpose with respect to the Excluded Benefits (other than severance benefits), unless otherwise required by applicable Law.
(d) Without limiting the generality of Section 5.10(a), Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, all pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions that would prevent immediate or full participation under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods or other restrictions would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to recognize the full dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(e) Without limiting the generality of Section 5.10(a), short-term cash bonus incentives shall be treated in the manner set forth in Section 5.10(e) of the Company Disclosure Letter.
(f) Each of the Company, Parent and Merger Sub acknowledges that the consummation of the Merger will constitute a change in control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.
(g) As soon as reasonably practicable following the Effective Time, Parent will, or will cause the Surviving Company and its Subsidiaries to, use reasonable efforts to (i) establish and implement a broad-based incentive program (the “Incentive Program”) and (ii) allocate awards under the Incentive Program to certain Continuing Employees as determined in Parent’s discretion in consultation with the Surviving Company’s executive leadership team.
(h) Nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries (including the Surviving Company) to retain the employment of or provide any term or condition of employment to any Person following the Effective Time. The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.10 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any Company Plan or other employee benefit plan under applicable Law or otherwise, (ii) limit in any way the rights of Parent or any of its Subsidiaries (including the Surviving Company) to amend or terminate any Company Plan or other employee benefit plan at any time in accordance with its terms or as otherwise required by applicable Law or (iii) create any right to employment, continued employment, or any term or condition of employment with Parent or any of its Subsidiaries (including the Surviving Company), and no current or former director, officer, manager, employee, or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Section 5.10 or have the right to enforce the provisions hereof.
Section 5.11 Transaction Litigation. Prior to the Effective Time, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of any shareholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced or, threatened in writing against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the Transactions (collectively, “Transaction Litigation”) of which Parent or the Company, as applicable, obtains Knowledge and shall keep the other party reasonably informed regarding any Transaction Litigation. Each of Parent and the Company shall keep the other party reasonably informed on a prompt basis regarding any Transaction Litigation and shall promptly furnish the Company or Parent, as applicable, with copies of communications received or sent or documents filed. Each of the Company and Parent shall (a) reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, (b) give the other party the opportunity to consult with it regarding the defense and settlement (including strategy and all decisions with respect thereto) of such Transaction Litigation (including by allowing the other party to (at the other party’s expense) offer comments or suggestions with respect to any communications, filings, pleadings, submissions and responses relating to such Transaction Litigation, which the receiving party shall consider and implement in good faith prior to submission), and will use reasonable best efforts to appeal any adverse Judgment entered with respect to Transaction Litigation if reasonably requested by Parent and (c) give the other party the opportunity to participate (at the other party’s expense) in the defense and settlement of such Transaction Litigation (including by giving Parent the opportunity to attend and participate in any external meetings (whether in-person or otherwise), telephone or video calls or other conferences). Notwithstanding the foregoing, (x) this Section 5.11 shall not apply or be interpreted or deemed to apply to any Transaction Litigation in which the parties are against each other or in the context of any

Transaction Litigation related to or arising out of a Takeover Proposal and (y) no provision of this Section 5.11 shall require or be interpreted or deemed to require either Parent or the Company, as applicable, to waive any applicable privileges, protections or immunities as to them (provided that in the event of any information being withheld as a result thereof, the Company or Parent, as applicable, shall, to the extent that it would not jeopardize any such privilege, protection or immunity, inform the other party of the general nature of any information being withheld and use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not risk waiver of any applicable privileges, protections or immunities). Notwithstanding anything to the contrary in this Section 5.11, in the event of any conflict with any other covenant or agreement contained in Section 5.03 that expressly addresses the subject matter of this Section 5.11, Section 5.03 shall govern and control.
Section 5.12 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Shares to be de-listed from NYSE and de-registered under the Exchange Act as soon as promptly as practicable following the Effective Time.
Section 5.13 Preparation of the Proxy Statement; Shareholders’ Meeting.
(a) As promptly as reasonably practicable (it being agreed that the Company shall use its reasonable best efforts to do so within 20 Business Days) after the execution of this Agreement, the Company shall prepare the Proxy Statement and furnish it to the SEC. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement and shall notify the other party as promptly as reasonably practicable if and to the extent such information shall have become false or misleading in any material respect and the Company shall prepare (with the assistance of Parent) and mail to its shareholders an amendment or supplement to the Proxy Statement to the extent required by applicable Law. Prior to the furnishing of the Proxy Statement (or any amendment or supplement thereto), the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.
(b) Notwithstanding any Adverse Recommendation Change but subject to Section 5.13(a) and applicable Law and to the extent not prohibited by any Judgment, the Company (and, as applicable, the Board of Directors of the Company) shall take all necessary actions in accordance with applicable Law, the Company Charter and the rules of NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval, and shall commence the dissemination of the Proxy Statement to the Company’s shareholders as promptly as reasonably practicable (and, in any event, within two Business Days) after the Proxy Statement is furnished to the SEC. Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, with the approval of the Special Committee, adjourn, recess, or postpone the Company Shareholders’ Meeting (i) after reasonable consultation with its outside legal counsel, to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the shareholders of the Company in advance of the Company Shareholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions, (iii) if as of immediately prior to the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval; provided, other than in the case of the foregoing clause (ii), the Company may not postpone or adjourn the Company Shareholder Meeting more than two times, and each such postponement or adjournment shall not be for more than ten Business Days on any single occasion, in each case, without Parent’s prior written consent; provided, further, that in no event (x) shall the Company Shareholders’ Meeting be postponed or adjourned beyond the date that is three Business Days prior to the Outside Date or (y) once it is fixed by the Board of Directors of the Company, shall the record date for the Company Shareholders’ Meeting change (whether or not in connection with any such postponement or adjournment), without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) unless required by applicable Law. The Company agrees that, no matters shall be brought before the Company Shareholders’ Meeting other than adoption of this Agreement and the Plan of Merger, approval of any Transactions requiring Company Shareholder Approval and any related and customary procedural matters, including adjournment or postponement thereof, and matters required by Law to be voted on in connection with the approval of the Merger.
Section 5.14 Directors. Upon Closing, the Company shall use reasonable best efforts to cause each member of the Board of Directors of the Company to execute and deliver a letter in customary form effectuating his or her resignation as a director of the Board of Directors of the Company effective immediately upon the Effective Time.
ARTICLE VI

Conditions to the Merger
Section 6.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger;
(b) Governmental Consents. Any waiting period or consent, clearance or approval applicable to the consummation of the Merger under the specific Regulatory Laws of the specific jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter shall have expired, been terminated, waived or obtained, as applicable;
(c) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.
Section 6.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. The representations and warranties of the Company (i) (A) set forth in the first sentence of Section 3.02(b) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any De Minimis Inaccuracies and (B) set forth in Section 3.02(a) and Section 3.06(e) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for changes that do not exceed $7,500,000 individually or in the aggregate, (ii) set forth in Section 3.01, Section 3.02(b) (other than the first sentence of Section 3.02(b)), Section 3.03, Section 3.16, Section 3.18(c) (disregarding the phrase “materially delay” set forth in such Section 3.18(c)), Section 3.21 and Section 3.22 shall (A) to the extent not qualified or limited by the word “material,” “materiality” or “Material Adverse Effect” as set forth therein, be true and correct in all material respects as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (B) to the extent qualified or limited by the word “material,” “materiality” or “Material Adverse Effect” as set forth therein, shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Material Adverse Effect” set forth therein) only as of such specific date), (iii) set forth in Section 3.08(b) shall be true and correct in all respects as of the date hereof, (iv) set forth in Article III, other than those Sections specifically identified in clause (i), (ii) or (iii) of this paragraph, that are qualified “Material Adverse Effect” qualification shall be true and correct as so qualified as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (v) set forth in Article III, other than those Sections specifically identified in clause (i), (ii), (iii) or (iv) of this paragraph, shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;
(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and
(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of the Agreement. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
Section 6.03 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01, Section 4.02 and Section 4.09 shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in Article IV, other than those Sections specifically identified in clause (i) of this paragraph, shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent or Merger Sub. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and
(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.
Section 6.04 Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant or agreement set forth in this Agreement.
ARTICLE VII

Termination
Section 7.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Shareholder Approval:
(a) by the mutual written consent of the Company and Parent;
(b) by either of the Company or Parent:
(i) if the Effective Time shall not have occurred on or prior to February 28, 2025 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided, that if on the Outside Date the conditions to Closing set forth in Section 6.01(a) (if such Judgment arises under or as a result of a Regulatory Law contemplated in Section 6.01(b) of the Company Disclosure Letter) or Section 6.01(b) shall not have been satisfied but all other conditions to Closing set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), then the Outside Date shall automatically be extended until May 16, 2025; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);
(ii) if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the issuance or entry of such Restraint (it being understood that Parent and Merger Sub shall be deemed a single party for the foregoing provision); or
(iii) if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained;
(c) by Parent:
(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 30 calendar days after written notice of such breach or failure to perform, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination, is given by Parent to the Company and (2) the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder that would result in a failure of a condition set forth in Section 6.03(a) or Section 6.03(b); or
(ii) prior to receipt of the Company Shareholder Approval, if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change.
(d) by the Company:
(i) if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 30 calendar days after written notice of such breach or failure to perform, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination, is given by the Company to Parent and (2) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder that would result in a failure of a condition set forth in Section 6.02(a) or Section 6.02(b); or
(ii) prior to receipt of the Company Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 5.02(e)(ii); provided, that the Company has complied with all of its obligations in Section 5.02(e) (other than in any immaterial respect) with respect to such Company Acquisition Agreement and that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due under Section 7.03(a) (so long as Parent has provided the Company with wire instructions for such payment).
Section 7.02 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.08(e), Section 5.08(f), this Section 7.02, Section 7.03, Article VIII and the last sentence of Section 5.05, all of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (subject to the limitations set forth in Section 7.03(d) and Section 7.03(f)) no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud (which, in the case of damages payable by Parent or Merger Sub, shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefits of the Transactions lost by the Company’s shareholders (taking into consideration relevant matters, including Merger Consideration and the time value of money) and shall be subject to the limitations set forth in the penultimate sentence of Section 7.03(d) and Section 7.04, as applicable). No termination of this Agreement shall affect the rights or obligations of any party pursuant to the Confidentiality Agreement, the Guarantee or the Equity Commitment Letter, which rights, obligations and agreements shall survive the termination of this Agreement in accordance with their respective terms.
Section 7.03 Company Termination Fee.
(a) In the event that this Agreement is terminated (i) by Parent pursuant to Section 7.01(c)(ii) or (ii) by the Company pursuant to Section 7.01(d)(ii), then, the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (so long as Parent has provided the Company with wire instructions for such payment) in the case of clause (i), within two Business Days after such termination or in the case of clause (ii), simultaneously with such termination.
(b) In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (provided, that, at the Outside Date, the Company Shareholder Approval has not been obtained at or prior to the Outside Date) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i) and (ii) (A) a bona fide Takeover Proposal shall have been made, proposed or communicated by a third party (publicly in the case of termination pursuant to Section 7.01(b)(iii)) after the date of this Agreement and, in the case of a termination pursuant to Section 7.01(b)(iii), not withdrawn at least three Business Days prior to the Company Shareholders’ Meeting (or in the case of a termination pursuant to Section 7.01(b)(i), at least three Business Days prior to the termination of this Agreement) (or in the case of a termination pursuant to Section 7.01(c)(i), at least three Business Days prior to the breach underlying termination of this Agreement) and (B) within 12 months after the date this Agreement is terminated, the Company consummates, or enters into a definitive agreement providing for, a Takeover Proposal, the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (so long as Parent has provided the Company with wire instructions for such payment) within two Business Days after the earlier of entry into a definitive agreement providing for, or consummation of, such Takeover Proposal. For purposes of this Section 7.03(b), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.
(c) In no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.
(d) In the event the Company Termination Fee is paid to Parent in circumstances under which such fee is payable pursuant to this Section 7.03, payment of the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap pursuant to Section 7.03(g)) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, the “Parent Related Parties”), except in the case of a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of this Section 7.03(d)), against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and on payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap pursuant to Section 7.03(g) pursuant to this Agreement)) exceed the Cap in the aggregate for all such breaches. In no event will any Parent Related Party seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Cap against any of Company Related Party, and in no event will any Parent Related Party be entitled to obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Cap against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(e) Each of Parent, Merger Sub and the Company acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions, (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, the Company Termination Fee, if, as and when required to be paid pursuant to this Section 7.03 shall not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger; provided that the foregoing shall apply with respect to a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of Section 7.03(d)).
(f) In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.03 (in which case Section 7.03(d) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary liability of the Company and the Company Related Parties, if any, shall be limited to an amount equal to the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap), and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount, in each case other than with respect to a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of Section 7.03(d)).
(g) Acknowledgments. The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of this Agreement and that, without Section 7.03, Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the recipient party commences an Action that results in a judgment against the Company for the amount set forth in Section 7.03 or any portion thereof, the Company shall pay to Parent the reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) of Parent and its Affiliates in connection with such Action (collectively, the “Enforcement Expenses”), which Enforcement Expenses shall not exceed $15 million (the “Expense Cap”).
Section 7.04 Company Remedies. Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing as and when required pursuant to the terms of this Agreement for any or no reason or either of Parent or Merger Sub otherwise breaches this Agreement or fails to perform any of its covenants hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), except for (a) the right of the Company to seek (and, if applicable, obtain) an injunction, specific performance or other equitable relief in accordance with Section 8.08, and in connection therewith, the rights and remedies of the Company under the Equity Commitment Letter, (b) the right and remedies of the Company under the Guarantee, (c) the rights and remedies of the Company under the Confidentiality Agreement, and (d) the rights to indemnification and reimbursement of the Company under Section 5.08(e) and Section 5.08(f), the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) following the termination of this Agreement of the Company Related Parties against the Parent Related Parties for any breach, loss or damage with respect to this Agreement and the Transactions shall be for the Company to seek damages against Parent and Merger Sub to the extent Parent or Merger Sub shall have committed Fraud or a Willful Breach (a “Pre-Closing Damages Proceeding”); provided, that the monetary damages payable by Parent under all Pre-Closing Damages Proceedings shall not exceed, in the aggregate, $112,074,317 (the “Cap”). Notwithstanding anything to the contrary in this Agreement and to the fullest extent permitted under applicable Law, except for (i) the right of the Company to seek and recover monetary damages from Parent up to the amount of the Cap as provided for in the immediately preceding sentence and (ii) the rights and remedies of the Company referenced in clauses (a) through (d) of the immediately preceding sentence, to the fullest extent permitted under applicable Law, (A) none of the Parent Related Parties will have any liability to the Company Related Parties, whether at Law or equity, in contract in tort or otherwise, arising from or in connection with any breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its Affiliates may have relating to this Agreement (including a failure to effect the Closing as and when required pursuant to the terms of this Agreement) and (B) none of the Company Related Parties will have any rights or claims against any of the Parent Related Parties relating to any such matters. In no event shall the Company or any of its Subsidiaries, and the Company shall not cause any of the Company Related Parties to, seek or cause, authorize or encourage to be sought on behalf of any such Person any damages from, or otherwise bring any claim or proceeding against, any of the Parent Related Parties arising from or in connection with any breach of this Agreement, other than as provided in clause (i) or clause (ii) of the immediately preceding sentence, provided, that, although the Company shall be entitled to pursue both a grant of specific performance to cause the Closing to occur and a Pre-Closing Damages Proceeding pursuant to this Agreement (subject to the limitations set forth in this Section 7.04), in no event shall the Company be entitled to receive both monetary damages from a Pre-Closing Damages Proceeding and a grant of specific performance (including with respect to enforcement of the Equity Commitment Letter in accordance with, and subject to the terms and conditions thereof) that causes the Closing to occur. Nothing in this Section 7.04 shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Related Party may be liable under this Agreement or in connection with any of the Transactions.
ARTICLE VIII

Miscellaneous
Section 8.01 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.
Section 8.02 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, that following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.
Section 8.03 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions, to the fullest extent permitted by applicable Law (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that (i) Parent may assign any of or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent and (ii) each of Parent and Merger Sub may assign any of or all of its rights, interests and obligations under this Agreement to any (a) Affiliate of Parent (and such Affiliate may further assign to its Affiliates) or (b) the Financing Sources as collateral securing the Debt Financing; provided, that no such assignment pursuant to clauses (i) or (ii) above shall relieve Parent or Merger Sub of its obligations under this Agreement or be permitted if such assignment would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding on, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.
Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.
Section 8.06 Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Company Disclosure Letter and Voting Agreements, together with the Equity Commitment Letter, the Guarantee, the Plan of Merger and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer on any Person other than the parties hereto any rights or remedies hereunder, except for: (a) the provisions of Article II (which, from and after the Effective Time, shall be for the express benefit of, and enforceable by, each holder of Company Shares or Company Equity Awards as of the Effective Time) concerning payment of the Aggregate Consideration (including the premium reflected in the Aggregate Consideration, which was specifically negotiated by the Special Committee on behalf of the Company’s equity holders), (b) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 and (c) the rights of the Company Related Parties set forth in Section 7.03(d) and Section 7.03(f), the rights of the indemnified parties specified in Section 5.08(f) and the rights of the Parent Related Parties set forth in Section 7.03(d). Notwithstanding the foregoing, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Article II concerning payment of the Aggregate Consideration (including the premium reflected in Aggregate Consideration, which was specifically negotiated by the Special Committee on behalf of the Company’s equity holders) may only be enforced by the Company acting as an agent on the behalf of the Company’s equity holders (including the holders of Company Equity Awards) in its sole and absolute discretion, and the Company may retain any amounts obtained in connection therewith.
Section 8.07 Governing Law; Jurisdiction.
(a) This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation of the Company Shares, the rights provided in Section 238 of the CICA, the fiduciary or other duties of the Board of Directors of the Company and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. For the avoidance of doubt, all disputes relating to the performance of the parties’ obligations under this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.
(b) All Actions arising out of or relating to this Agreement or the Transactions, whether in Law or in equity, whether in Contract or tort or otherwise, shall be heard and determined in United States District Court for the Southern District of New York located in the Borough of Manhattan (or, if that court does not have jurisdiction, the Chancery Court of the State of Delaware (or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) and the appropriate appellate courts therefrom) (such courts, the “Chosen Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Chosen Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Chosen Courts, (iii) agree to not contest the jurisdiction of the Chosen Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of New York (or, if applicable, the State of Delaware) and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each of Parent and Merger Sub confirms that it has appointed, and hereby appoints, Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware 19808, for purposes of service of process for claims under this Agreement. The Company confirms that it has appointed, and hereby appoints, Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, for purposes of service of process for claims under this Agreement. Each party hereto agrees that service of process on such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 8.10. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
Section 8.08 Specific Enforcement.
(a) The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Each party hereto acknowledges and agrees that (i) the parties shall be entitled to seek an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company, Parent nor Merger Sub would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.
(b) Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing on the terms and conditions set forth herein and cause the Equity Financing to be funded to pay in cash all of the Financing Amounts (including to cause Parent to enforce the obligations of the Equity Investor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, (i) all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (ii) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (x) all conditions set forth in Section 6.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) and (y) the Company is ready, willing and able to consummate the Merger and the Closing.
(c) The parties hereto further agree that, subject to the following sentence, by seeking the remedies provided for in this Section 8.08, the Company shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement or restrict or limit the Company’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything in this Agreement to the contrary, under no circumstances shall the Company be entitled to both the grant of specific performance which results in the consummation of the Merger, on the one hand, and be awarded monetary damages (including any monetary damages in lieu of specific performance) whatsoever, on the other hand.
Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR CONTROVERSY THAT MAY, DIRECTLY OR INDIRECTLY, RELATE TO OR ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A)

NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.
Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received; provided, that the recipient shall use reasonable best efforts to confirm receipt promptly on request) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the applicable party at the following street or email address(es):

If to Parent or Merger Sub, to it at:

Hedychium Group Limited
c/o EQT Partners Asia Pte. Limited
10 Collyer Quay #10-01
Ocean Financial Centre
Singapore 049315
Attention:	Kirti Ram Hariharan
Email:	[*****]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036-8704
Attention:	Ariel Deckelbaum
Suni Sreepada
Email:	Ariel.Deckelbaum@ropesgray.com
Suni.Sreepada@ropesgray.com

If to the Company, to it at:

PropertyGuru Group Limited
No.12-01/04, Paya Lebar Quarter 1 Paya Lebar Link
Singapore 408533
Attention:	Joe Dische
Email:	[*****]

with copies (which shall not constitute notice) to each of:

Freshfields Bruckhaus Deringer US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Attention:	Ethan A. Klingsberg
Steven Y. Li
Email:	ethan.klingsberg@freshfields.com
steven.li@freshfields.com

and

Freshfields Bruckhaus Deringer LLP
Akasaka Biz Tower 36F
5-3-1 Akasaka Minato-ku
Tokyo 107-6336 Japan
Attention:	Noah Carr
Email:	noah.carr@freshfields.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.
Section 8.12 Definitions.
(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, that in no event shall the Company or any of its Subsidiaries be deemed to be an “Affiliate” of Parent or any of its Subsidiaries nor shall Parent or any of its Subsidiaries be deemed to be an “Affiliate” of the Company or any of its Subsidiaries. For the avoidance of doubt: (i) with respect to Parent, the term “Affiliate” shall not include EQT AB, any investment fund, investment vehicle or client sponsored or advised by EQT AB or any of its Affiliates or any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund, investment vehicle or client; provided, that these limitations shall not apply with respect to the definition of (a) “Parent Related Parties”, (b) in Section 5.03, Section 7.02 (for purposes of any determination thereunder), Section 8.04, Section 8.08, and Section 8.16 or (c) in the Equity Commitment Letter and the Guarantee; and (ii) with respect to any shareholder that is an Affiliate of the Company, the term “Affiliate” shall not include any investment fund, investment vehicle or client sponsored or advised by such Person or any of its Affiliates or any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund, investment vehicle or client.
“Aggregate Consideration” means the sum of the (i) aggregate Merger Consideration and (ii) aggregate consideration payable to holders of Company Equity Awards under Section 2.04.
“Bribery Legislation” means all applicable Laws relating to the prevention of bribery, corruption and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010, the U.K. Proceeds of Crime Act 2002 and the Prevention of Corruption Act 1960 of Singapore and the Penal Code 1871 of Singapore.
“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in Singapore, New York, NY or the Cayman Islands are authorized or required by Law to be closed.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Charter” means the Company’s amended and restated memorandum and articles of association, as adopted by special resolution dated 23 July 2021 and effective on 16 March 2022.
“Company Equity Plans” means each of (i) the Company Employee Stock Option Plan 2016, (ii) the Company Employee Stock Option Plan 2018, (iii) the Company Non-Executive Directors Share Plan, (iv) the Company Omnibus Equity Incentive Plan and (v) the Company Restricted Stock Units Plan, in each case, as amended.
“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.
“Company Plan” means each plan, program, scheme, policy, agreement or other arrangement that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (iii) a stock option, stock purchase, stock appreciation right, restricted stock unit or other equity-based agreement, policy, scheme, program, plan, or other arrangement (iv) an individual employment, consulting, severance, retention, change in control or other similar plan, program, policy, scheme, agreement or other arrangement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, scheme, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, scheme, agreement or other arrangement sponsored or maintained by a Governmental Authority pursuant to which the Company or any of its Subsidiaries is required to contribute under applicable Law.
“Company Software” means any material proprietary software systems, platforms or programs developed by or on behalf of, and owned by, the Company or any of its Subsidiaries.
“Company Termination Fee” means an amount of cash equal to $33,622,295.
“Company Warrants” means the warrants to purchase Company Shares issued by the Company under the Warrant Agreement.
“Contract” means any loan or credit agreement, indenture, debenture, note, instrument, purchase order, option, bond, mortgage, deed of trust, lease, settlement, commitment, undertaking, sublease, license, sublicense, contract, subcontract or other legally binding obligation or arrangement.
“Data Protection Obligations” means all national or foreign Laws, rules, contractual obligations, or posted privacy policies or terms of use that are related to privacy, information security, data protection, breach notification, cross-border information transfers, or the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (including technical and physical), disposal, destruction, disclosure or transfer of information, in each case as and to the extent applicable to the Company and its Subsidiaries. For the avoidance of doubt, Data Protection Obligations include marketing privacy statutes including the Singapore Spam Control Act.
“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company set forth in Section 3.02(a) or the first sentence of Section 3.02(b) that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company.
“Encumbrance” means any mortgage, charge, deed of trust, lease, license, covenant, restriction, hypothecation, option to purchase or lease, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Excluded Information” means any (i) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any information required by segment reporting, (ii) financial statements or other financial data (including selected financial data) for any period ending prior to the earliest period covered by the Required Financing Information, or (iii) financial or other information not readily available to the Company or its Affiliates under their respective current reporting systems or which cannot be prepared by the Company without unreasonable effort or undue burden.

“Financing Sources” means the agents, arrangers, bookrunners, underwriters, lenders and other Persons that have committed to provide or arrange the Debt Financing pursuant a debt commitment letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.
“Fraud” means an intentional act of common law fraud in the making of the representations and warranties set forth in Article III or in the certificate delivered pursuant to Section 6.02(a) (in the case of the Company) or the representations and warranties set forth in Article IV or in the certificate delivered pursuant to Section 6.03(a) (in the case of Parent and Merger Sub), in each case with the specific intent to deceive and mislead the other party with respect to such representations and warranties.
“Governmental Authority” means any government, court, regulatory or administrative agency, mediator, arbitrator, arbitral body, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization, including stock exchange), whether federal, state or local, domestic, foreign or multinational.
“Group Management Team” means the positions listed on Section 8.17 of the Company Disclosure Letter.
“Hazardous Materials” means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (ii) any substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant, waste or contaminant, or words of similar meaning, under any applicable Environmental Law.
“IFRS” means International Financial Reporting Standards, consistently applied.
“Indebtedness” means, with respect to any Person, and without duplication, all liabilities (including in respect of principal, accrued interest, penalties, fees, reimbursements, indemnities and premiums) of such Person (i) for borrowed money (including amounts outstanding under commercial paper or overdraft facilities), (ii) evidenced by notes, bonds, debentures or other similar Contracts, (iii) in respect of letters of credit, bankers’ acceptances, and surety and performance bonds that have been drawn down, in each case, to the extent of such draw, (iv) for the capitalized liability under all capital and finance leases of such Person (determined in accordance with IFRS), (v) for Contracts relating to interest rate protection, swap agreements, collar agreements and other hedging arrangements, in each case, to the extent payable if such Contract is terminated at the Closing and (vi) in the nature of a guarantee of the obligations described in clauses (i) through (v) above of any other Person. Notwithstanding the foregoing, “Indebtedness” shall not include any (A) obligations under operating leases and (B) undrawn letters of credit, bankers’ acceptances and similar instruments.
“Intellectual Property” means all rights, title and interests in and to all intellectual property of every kind and nature however denominated in any jurisdiction throughout the world, whether registered or unregistered, including such rights in and to: (i) any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention; (ii) any trademark, trademark registration, trademark application, service mark, service mark application trade name, business name, logo, trade dress or brand name and the goodwill associated therewith; (iii) any copyright, copyright registration, Software or other technology, works of authorship or database rights and any related moral rights; (iv) social media account handles and any internet domain name; (v) trade secret, confidential know-how, or other confidential and proprietary information; (vi) rights of publicity; and (vii) any registrations or applications relating to any of the foregoing.
“Knowledge” means (i) with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.12 of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and its Subsidiaries primarily responsible for such matters, but without further investigation by such persons and (ii) with respect to Parent or Merger Sub, the actual knowledge, as of the date of this Agreement, any of the officers or directors of Parent or Merger Sub after having made reasonable inquiry of those employees of Parent and its Subsidiaries primarily responsible for such matters, but without further investigation by such persons.

“Lien” means any pledge, lien, charge, Encumbrance, subscription right or security interest of any kind or nature.
“Material Adverse Effect” means any effect, change, development, fact, condition, event or occurrence that, individually or in the aggregate with all other effects, changes, developments, facts, conditions, events or occurrences (i) has a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) would prevent, materially delay or materially impair the consummation of the Transactions including the Merger by the Company (provided that this clause (ii) shall be disregarded for purposes of determining whether the conditions set forth in Section 6.02 have been satisfied); provided, that, for purposes of clause (i) only, that none of the following, and no effect, change, development, fact, condition, event or occurrence arising out of or resulting from any of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, development, fact, condition, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate, or any changes or prospective changes in general legal, regulatory, political or social conditions or (2) the economy, credit or financial or capital markets, in any country or region in which the Company or any of its Subsidiaries has material operations, including changes in interest or exchange rates, the price or relative value of any digital asset or cryptocurrency or the markets for any such digital asset or cryptocurrency, monetary policy or inflation or (B) to the extent arising out of, resulting from or attributable to (1) changes in any applicable Law or in IFRS or in accounting standards, or any changes or prospective changes in the interpretation of any of the foregoing, (2) the negotiation, execution or announcement or performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, vendors, partners, employees or regulators, or any Transaction Litigation (it being understood that this clause (2) shall not apply with respect to references to a “Material Adverse Effect” in the representation or warranty that is specifically intended to address the consequences of the execution and delivery of this Agreement, the public announcement of this Agreement or consummation of the Transactions), (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) tsunamis, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (5) epidemics, pandemics or other disease outbreaks or Laws or directives issued by a Governmental Authority in response to any epidemic, pandemic or other disease outbreak, (6) any action taken by (x) the Company or any of its Subsidiaries that is required or expressly contemplated by this Agreement or at Parent’s express written request or with Parent’s consent (provided that this clause (x) shall not apply to actions requested to be taken by the Company pursuant to the covenants set forth in Section 5.01(b) and consented to by Parent) or (y) Parent or any of its Affiliates, (7) relating to the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (8) any change or prospective change in the Company’s credit ratings, (9) any decline in the market price, or change in trading volume, of the capital stock of the Company or (10) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (8), (9) and (10) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (10) hereof) may be taken into consideration when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, further, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4), or (5) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, development, fact, condition, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).
“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.
“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities (x) not yet delinquent or (y) the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserve has been maintained in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens imposed by law arising in the ordinary course of business for amounts not yet due or payable or which are being contested in good faith by appropriate proceedings and for which adequate reserve has been maintained in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business and for which adequate reserve has been maintained in accordance with IFRS, (v) nonexclusive licenses granted to third parties in the ordinary course of business in connection with the provision or receipt by the Company and any of its Subsidiaries of products and services, (vi) Liens encumbering the interest of landlords, owners or ground lessors of real property, (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements, (viii) Liens discharged at or prior to the Effective Time and (ix) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, group (as such term is used in Section 13 of the Exchange Act) or any other entity, including a Governmental Authority.
“Personal Data” means all data in any form that relates or may be linked to an identified or identifiable natural person or household and any other information that constitutes “personal information,” “personal data,” “health data,” “personal financial account information” or an equivalent under applicable Law or any Data Protection Obligation.
“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and registered domain names that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.
“Regulatory Laws” means all applicable antitrust Laws (including foreign antitrust Laws) and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate (i) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or (ii) foreign investment.
“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.
“Required Financing Information” means (i) the audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date, income statements and cash flow statements for each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and (ii) the unaudited consolidated financial statements of the Company consisting of balance sheets as of the last day of each completed fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ending after the most recently completed fiscal year for which audited consolidated financial statements have been delivered pursuant to clause (i) and at least 45 days prior to the Closing and the related income statement and cash flow statement for each such fiscal quarter.
“Sanctioned Country” means at any time, any country, region, or territory that is the subject of or targeted by any comprehensive sanctions, which include, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region or so-called Donetsk People’s Republic or Luhansk People’s Republic in Ukraine.
“Sanctioned Person” means any Person (i) designated on any list of sanctioned entities under Sanctions Laws, including the list of Specially Designated Nationals and Blocked Persons maintained by Office of Foreign Assets Control of the US Department of Treasury, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, the Consolidated List of Financial Sanctions Targets maintained by His or Her Majesty’s Treasury, or any similar list of targeted persons, entities, groups, or bodies maintained by the United Nations, the United States, the European Union (or any of its member states), the United Kingdom, Australia, Canada, or Japan, (ii) that is, or is part of, a government of a Sanctioned Country, (iii) 50% or more owned or controlled by, or acting on behalf of, any of the foregoing, (iv) organized, located, or ordinarily resident within or operating from a Sanctioned Country or (v) otherwise targeted under Sanctions Laws.
“Sanctions Laws” means all Laws relating to economic, financial, or other trade-related sanctions, restrictions, export controls, or embargoes imposed, administered, or enforced from time to time by (i) the United States government, including the Departments of the Treasury, State and Commerce, (ii) the United Kingdom, (iii) the European Union or any European Union member state, (iv) the United Nations or its Security Council, (v) Australia, (vi) Canada, or (vii) Japan.
“Security Breach” means any material (i) unauthorized or unlawful acquisition or disclosure of, access to, loss of, or misuse or other unauthorized or unlawful processing of any Personal Data; (ii) a ransomware, phishing or other cyberattack; or (iii) other security breach incident of which the Company is required to notify any Person or any law enforcement or regulatory authority under any Data Protection Obligation.
“Shareholders’ Agreement” means that certain Shareholders’ Agreement relating to the Company, dated March 17, 2022, by and among TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC (in its capacity as general partner of TPG Asia VI Digs 1 L.P.), Epsilon Asia Holdings II Pte. Ltd., REA Asia Holding Co. Pty Ltd., REA Group Limited and the Company.
“Software” means all types of computer software programs and databases, including operating systems, application programs, software tools, firmware, specifications, designs and documentation and software imbedded in equipment, including both source code and object code.
“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.
“Systems” means all networks, servers, switches, endpoints, Software, platforms, electronics, databases, interfaces, applications, websites, storage, firmware, hardware, and related information technology or outsourced services and processes, and all electronic connections between them, that are owned, operated, or used by the Company or any of its Subsidiaries, including in connection with their products or services, and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.
“Tax” means any U.S. federal, state or local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, escheat, or abandoned or unclaimed property obligations (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, gains, estimated, alternative or minimum taxes, (iii) license, registration and documentation fees and (iv) customs duties, tariffs, and similar charges.
“Tax Return” means any return, form, statement, report, claim for refund, declaration of estimated Taxes, information return or information statements, including any schedule or attachment thereto or any amendment thereof, in each case with respect to Taxes and filed or required to be filed with any Governmental Authority, including any consolidated, combined or unitary tax return.
“Union” means any labor union, works council, trade union or other employee representative body.
“Warrant Agreement” means the Warrant Agreement, dated as of January 25, 2021, between Bridgetown Holdings Limited and Bridgetown 2 LLC.
“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would constitute a breach of this Agreement.
(b) The following terms are defined on the page of this Agreement set forth after such term below:

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(h)(i)
Action	Section 3.08(b)
Adverse Recommendation Change	Section 5.02(d)
Agreement	Preamble
Announcement	Section 5.04
Balance Sheet Date	Section 3.06(c)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Share	Section 2.01(c)
Cap	Section 7.04
Capitalization Date	Section 3.02(a)
Cash Award	Section 2.04(c)
Certificate	Section 2.01(c)
Chosen Courts	Section 8.07(b)
CICA	Recitals
Claim	Section 5.06(b)
Closing	Section 1.02
Closing Date	Section 1.02
Collective Bargaining Agreement	Section 3.13(a)
Company	Preamble
Company Acquisition Agreement	Section 5.02(a)
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.04(d)
Company Option	Section 2.04(a)
Company Related Parties	Section 7.03(d)
Company RSU	Section 2.04(b)
Company SEC Documents	Section 3.06(a)
Company Securities	Section 3.02(b)
Company Shareholder Approval	Section 3.03(c)
Company Shareholders’ Meeting	Section 5.13(b)
Company Shares	Section 2.01
Confidentiality Agreement	Section 5.05
Continuing Employee	Section 5.10(a)

Term	Section
Debt Financing	Section 5.08(a)
Definitive Agreements	Section 5.07(a)
Director RSU	Section 2.04(b)
Dissenter Rights	Section 2.07(a)
Dissenting Shareholder	Section 2.07(a)
Dissenting Shares	Section 2.07(a)
Effective Time	Section 1.03
Enforcement Expenses	Section 7.03(g)
Environmental Laws	Section 3.13(b)
Environmental Permits	Section 3.13(b)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.06(a)
Equity Investor	Recitals
Exchange Act	Section 3.05
Excluded Benefits	Section 5.10(a)
Expense Cap	Section 7.03(g)
Fair Value	Section 4.08(b)
Filed SEC Documents	Article III
Financing Amounts	Section 4.06(c)
Guarantee	Recitals
Indebtedness	Section 5.01(b)(ii)
Indemnitee	Section 5.06(a)
Intervening Event	Section 5.02(h)(iv)
Judgment	Section 3.08(b)
Laws	Section 3.10(a)
Material Contract	Section 3.18(a)
Material Insurance Policies	Section 3.19(a)
Material Suppliers	Section 3.18 (a)(viii)
Maximum Premium	Section 5.06(c)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Moelis	Section 3.21
NYSE	Section 3.05
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Related Parties	Section 7.03(d)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(a)
Permits	Section 3.10(b)
Plan of Merger	Section 1.03
Pre-Closing Damages Proceeding	Section 7.04
Proxy Statement	Section 3.05
Registrar of Companies	Section 1.01
Remedial Action	Section 5.03(c)
Restraints	Section 6.01(a)
SEC	Section 3.05
Securities Act	Section 3.02(c)
Special Committee	Recitals
Special Committee Recommendation	Recitals

Term	Section
Superior Proposal	Section 5.02(h)(iii)
Surviving Company	Section 1.01
Takeover Law	Section 3.16(b)
Takeover Proposal	Section 5.02(h)(ii)
Tax Proceedings	Section 3.11(c)
Terminated RSU	Section 2.04(d)
Transaction Litigation	Section 5.11
Transactions	Recitals
Unvested Company RSU	Section 2.04(c)
Vested Company RSU	Section 2.04(b)
Voting Agreement	Recitals

Section 8.13 Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement; provided, that Parent shall be responsible for and pay the filing fee under any applicable Regulatory Laws and any fees for similar filings or notices under foreign Laws or regulations.
Section 8.14 Interpretation.
(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the virtual data room maintained by or on behalf of the Company in connection with the Transactions, (ii) filed or furnished to the SEC or (iii) provided in writing by or on behalf of the Company in writing to Parent, Merger Sub or any of their Representatives. All accounting terms used and not defined herein shall have the respective meanings given to them under IFRS as of the date hereof. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. Except as used in Section 5.01(a), any reference to “ordinary course of business” or any similar concept refers to the ordinary course of business of the Company and its Subsidiaries, taken as a whole, consistent with past practice. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein and including (in the case of Laws) any rules or regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
Section 8.15 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Company and its Subsidiaries, hereby: (a) agrees that any suits, claims, charges, actions, audits, investigations, examinations or inquiries, whether in Law or in equity, whether in Contract or in tort or otherwise, involving the Financing Sources arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suits, claims, charges, actions, audits, investigations, examinations or inquiries to the exclusive jurisdiction of such court, and such suits, claims, charges, actions, audits, investigations, examinations or inquiries (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Laws of the State of Delaware)) shall be governed by the Laws of the State of New York (without giving effect to any conflicts of Law principles that would result in the application of the Laws of another jurisdiction), (b) agrees not to bring or support any suits, claims, charges, actions, audits, investigations, examinations or inquiries of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise, against any Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) agrees that service of process upon the Company or its Subsidiaries in any such suits, claims, charges, actions, audits, investigations, examinations or inquiries or proceeding shall be effective if notice is given in accordance with Section 8.10, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suits, claims, charges, actions, audits, investigations, examinations or inquiries in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any suits, claims, charges, actions, audits, investigations, examinations or inquiries brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent against the Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder), (f) agrees not to bring or support or permit any of its Affiliates to bring or support any claim or cause of action whether in Law or in equity, whether in Contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or the definitive documents related thereto or any of the transactions contemplated hereby or thereby and (g) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 8.15 or Section 8.06 and such provisions and the definition of “Financing Sources” shall not be amended in any manner materially adverse to any of the Financing Sources without the prior written consent of the Financing Sources. For the avoidance of doubt, this Section 8.15 shall not in any manner affect the rights of Parent or any of its Affiliates to enforce its rights under any documentation relating to the Debt Financing.
Section 8.16 No Recourse.
(a) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (or parties to the Guarantee, Equity Commitment Letter or Confidentiality Agreement, to the extent set forth herein). No Parent Related Parties (other than (i) Parent and Merger Sub and (ii) the Equity Investor to the extent set forth in the Equity Commitment Letter or Guarantee) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. No Company Related Party (other than the Company to the extent set forth in this Agreement) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. It is further understood that any certificate or certification contemplated by this Agreement and executed by an officer of a party will be deemed to have been delivered only in such officer’s capacity as an officer of such party (and not in his or her individual capacity) and will not entitle any party to assert a claim against such officer in his or her individual capacity.
(b) The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Parent Related Parties and that none of the Parent Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company’s Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or any of their respective successors, heirs or Representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than in each case, Parent and Merger Sub to the extent provided herein, EQT Partners Asia Pte. Ltd pursuant to the Confidentiality Agreement or the Equity Investor pursuant to the Equity Commitment Letter or the Guarantee (in each case, in accordance with the terms set forth therein). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities. Each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Company Related Parties and that none of the Company Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to Parent, Merger Sub, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) or any of their respective successors, heirs or Representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, the Company to the extent provided herein. Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HEDYCHIUM GROUP LIMITED

By:	/s/ Stefan Mathias Jacob van Oorschot
Name: Stefan Mathias Jacob van Oorschot
Title: Director

HEDYCHIUM LIMITED

By:	/s/ Stefan Mathias Jacob van Oorschot
Name: Stefan Mathias Jacob van Oorschot
Title: Director

PROPERTYGURU GROUP LIMITED

By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Plan of Merger
[*****]

Exhibit B

Form of Amended and Restated Memorandum and Articles of Association
of the Surviving Company
[*****]

Annex B
DATED [   ]
(1) PROPERTYGURU GROUP LIMITED
(2) HEDYCHIUM LIMITED
PLAN OF MERGER

B-i

THIS PLAN OF MERGER (this “Plan of Merger”) is made on
BETWEEN
(1)
PropertyGuru Group Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008 Cayman Islands (the “Surviving Company”); and

(2)
Hedychium Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS
(A)
The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated 16 August 2024, by and among Hedychium Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, the Surviving Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Act (as amended) (the “Companies Act”).

(B)
The shareholders of each of the Surviving Company and the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(C)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.
IT IS AGREED
1.	DEFINITIONS AND INTERPRETATION
1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to such terms in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.
2.	PLAN OF MERGER
2.1	Details of the Companies:
(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.
(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named PropertyGuru Group Limited.
(c)
The registered office of the Surviving Company is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008 Cayman Islands. The registered office of the Merging Company is Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands. At the Effective Time, the registered office of the Surviving Company shall be changed to Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(d)
Immediately prior to the Effective Time (as defined below), the authorised share capital of the Surviving Company is US$$50,000 divided into 500,000,000 ordinary shares of a par value US$0.0001 each per share.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 5,000,000 shares of a par value US$0.01 each per share.
2.2	Effective Time
In accordance with section 233(13) of the Companies Act, the Merger shall become effective on the date that this Plan of Merger is registered by the Registrar of Companies (the “Effective Time”).

2.3	Terms and Conditions; Share Rights
(a)
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, as applicable, are set out in the Merger Agreement.

(b)
The rights and restrictions attaching to the shares in the Surviving Company are set out in the second amended and restated memorandum of association and the amended and restated articles of association of the Surviving Company in the form annexed at Annexure 2 hereto (“Surviving Company Memorandum and Articles of Association”).

(c)
From the Effective Time, the Surviving Company Memorandum and Articles of Association shall be the Surviving Company’s memorandum and articles of association, and the authorised share capital of the Surviving Company shall be US$50,000.00 divided into 5,000,000 shares of a nominal or par value of US$0.01 each.

2.4	Directors’ Interests in the Merger
(a)	The names and addresses of each director of the surviving company (as defined in the Companies Act) are:
(i)	Stefan Mathias Jacob van Oorschot of Herikerbergweg 84, Amsterdam, 1101CM, Netherlands
(ii)	VSG Cayman Limited of P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands
(b)
No amounts or benefits have been paid, or shall be payable to any director of either of the Companies in connection with the Merger, other than any such amount or benefit which shall be paid to any such director solely in its capacity as a shareholder of the Company in connection with the Merger.

2.5	Secured Creditors
(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
3.	VARIATION
3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:
(a)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and
(b)
effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	TERMINATION
4.1
At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of the Surviving Company and/or the Merging Company in accordance with the terms of the Merger Agreement.

5.	APPROVAL AND AUTHORIZATION
5.1	This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Surviving Company pursuant to section 233(3) of the Companies Act.
5.2	This Plan of Merger has been authorized by the shareholders of each of the Merging Company and the Surviving Company pursuant to section 233(6) of the Companies Act.
6.	NOTICES
6.1	All notices and other communications in connection with this Plan of Merger must be in writing and shall be given in accordance with Section 8.10 of the Merger Agreement.

7.	COUNTERPARTS
7.1
This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

8.	GOVERNING LAW
8.1
This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands. The Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

[Signature page follows]

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Hedychium Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of PropertyGuru Group Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

SURVIVING COMPANY MEMORANDUM AND ARTICLES OF ASSOCIATION

Second Amended and Restated Memorandum of Association of
PROPERTYGURU GROUP LIMITED
Adopted by special resolution passed on August [•], 2024 and effective August [•], 2024
Grand Cayman

Cayman Islands

conyers.com

THE COMPANIES ACT (REVISED)
EXEMPTED COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF
PROPERTYGURU GROUP LIMITED
Adopted by special resolution passed on August [•], 2024 and effective August [•], 2024
1.	The name of the Company is PropertyGuru Group Limited.
2.	The registered office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.
4.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.
6.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.
8.	The share capital of the Company is US$50,000 divided into 5,000,000 shares of a nominal or par value of US$0.01 each.
9.	The Company may exercise the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

Amended and Restated Articles of Association of
PROPERTYGURU GROUP LIMITED
Adopted by special resolution passed on August [•], 2024 and effective August [•], 2024
Grand Cayman

Cayman Islands

conyers.com

THE COMPANIES ACT (REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PROPERTYGURU GROUP LIMITED

Adopted by special resolution passed on [DATE] and effective [DATE]
Table A
The regulations in Table A in the First Schedule to the Act (as defined below) do not apply to the Company.
INTERPRETATION
1.	DEFINITIONS
1.1.	In these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act (as revised) of the Cayman Islands;
Alternate Director	an alternate director appointed in accordance with these Articles;
Articles	these Articles of Association as altered from time to time;
Auditor	the person or firm for the time being appointed as Auditor of the Company and shall include an individual or partnership;
Board
the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Articles and acting at a meeting of directors at which there is a quorum or by written resolution in accordance with these Articles;

Company	the company for which these Articles are approved and confirmed;
Director	a director, including a sole director, for the time being of the Company and shall include an Alternate Director;
Member
the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

month	calendar month;
notice	written notice as further provided in these Articles unless otherwise specifically stated;
Officer	any person appointed by the Board to hold an office in the Company;
ordinary resolution
a resolution passed at a general meeting (or, if so specified, a meeting of Members holding a class of shares) of the Company by a simple majority of the votes cast, or a written resolution passed by the unanimous consent of all Members entitled to vote;

paid-up	paid-up or credited as paid-up;
Person
any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

Register of Directors and Officers	the register of directors and officers referred to in these Articles;

Register of Members	the register of members maintained by the Company in accordance with the Act;
Seal	the common seal or any official or duplicate seal of the Company;
Secretary
the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

share	includes a fraction of a share;
Special Resolution
(i)
a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose a resolution as a special resolution has been duly given (and for the avoidance of doubt, unanimity qualifies as a majority); or

(ii)
a written resolution passed by unanimous consent of all Members entitled to vote;

written resolution	a resolution passed in accordance with Article 36 or 62; and
year	calendar year.

1.2.	In these Articles, where not inconsistent with the context:
(a)	words denoting the plural number include the singular number and vice versa;
(b)	words denoting the masculine gender include the feminine and neuter genders;
(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;
(d)	the words:
(i)	“may” shall be construed as permissive; and
(ii)	“shall” shall be construed as imperative;
(e)	a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof;
(f)	the word “corporation” means corporation whether or not a company within the meaning of the Act; and
(g)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Articles.
1.3.
In these Articles expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.	Headings used in these Articles are for convenience only and are not to be used or relied upon in the construction hereof.
SHARES
2.	POWER TO ISSUE SHARES
Subject to these Articles and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares (including the issue or grant of options, warrants and other rights, renounceable or otherwise in respect of shares) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, provided that no share shall be issued at a discount except in accordance with the Act.

3.	REDEMPTION, PURCHASE, SURRENDER AND TREASURY SHARES
3.1.
Subject to the Act, the Company is authorised to issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or a Member and may make payments in respect of such redemption in accordance with the Act.

3.2.	The Company is authorised to purchase any share in the Company (including a redeemable share) by agreement with the holder and may make payments in respect of such purchase in accordance with the Act.
3.3.	The Company authorises the Board to determine the manner or any of the terms of any redemption or purchase.
3.4.
A delay in payment of the redemption price shall not affect the redemption but, in the case of a delay of more than thirty days, interest shall be paid for the period from the due date until actual payment at a rate which the Board, after due enquiry, estimates to be representative of the rates being offered by Class A banks in the Cayman Islands for thirty day deposits in the same currency.

3.5.
The Company authorises the Board pursuant to section 37(5) of the Act to make a payment in respect of the redemption or purchase of its own shares otherwise than out of its profits, share premium account, or the proceeds of a fresh issue of shares.

3.6.	No share may be redeemed or purchased unless it is fully paid-up.
3.7.
The Company may accept the surrender for no consideration of any fully paid share (including a redeemable share) unless, as a result of the surrender, there would no longer be any issued shares of the company other than shares held as treasury shares.

3.8.	The Company is authorised to hold treasury shares in accordance with the Act.
3.9.	The Board may designate as treasury shares any of its shares that it purchases or redeems, or any shares surrendered to it, in accordance with the Act.
3.10.	Shares held by the Company as treasury shares shall continue to be classified as treasury shares until such shares are either cancelled or transferred in accordance with the Act.
4.	RIGHTS ATTACHING TO SHARES
Subject to Article 2, the Memorandum of Association and any resolution of the Members to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the share capital of the Company shall be divided into shares of a single class the holders of which shall, subject to these Articles:
(a)	be entitled to one vote per share;
(b)	be entitled to such dividends as the Board may from time to time declare;
(c)
in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.
5.	CALLS ON SHARES
5.1.
The Board may make such calls as it thinks fit upon the Members in respect of any monies (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2.	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up.
5.3.	The terms of any issue of shares may include different provisions with respect to different Members in the amounts and times of payments of calls on their shares.

6.	JOINT AND SEVERAL LIABILITY TO PAY CALLS
The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.
7.	FORFEITURE OF SHARES
7.1.
If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

PropertyGuru Group Limited (the “Company”)

You have failed to pay the call of [amount of call] made on [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

[Signature of Secretary] By Order of the Board

7.2.
If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Articles and the Act.

7.3.
A Member whose share or shares have been so forfeited shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

7.4.
The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

8.	SHARE CERTIFICATES
8.1.
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by a Director or the Secretary or a person expressly authorised by the Board. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

8.2.
If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

8.3.	Share certificates may not be issued in bearer form.
9.	FRACTIONAL SHARES
The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES
10.	REGISTER OF MEMBERS
10.1.
The Board shall cause to be kept in one or more books a Register of Members which may be kept in or outside the Cayman Islands at such place as the Board shall appoint and shall enter therein the following particulars:

(a)	the name and address of each Member, the number, and (where appropriate) the class of shares held by such Member and the amount paid or agreed to be considered as paid on such shares;
(b)	whether the shares held by a Member carry voting rights under the Articles and, if so, whether such voting rights are conditional;
(c)	the date on which each person was entered in the Register of Members; and
(d)	the date on which any person ceased to be a Member.
10.2.
The Board may cause to be kept in any country or territory one or more branch registers of such category or categories of members as the Board may determine from time to time and any branch register shall be deemed to be part of the Company's Register of Members.

10.3.
Any register maintained by the Company in respect of listed shares may be kept by recording the particulars set out in Article 10.1 in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the relevant approved stock exchange.

11.	REGISTERED HOLDER ABSOLUTE OWNER
11.1.
The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.2.
No person shall be entitled to recognition by the Company as holding any share upon any trust and the Company shall not be bound by, or be compelled in any way to recognise, (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any other right in respect of any share except an absolute right to the entirety of the share in the holder. If, notwithstanding this Article, notice of any trust is at the holder's request entered in the Register of Members or on a share certificate in respect of a share, then, except as aforesaid:

(a)	such notice shall be deemed to be solely for the holder's convenience;
(b)	the Company shall not be required in any way to recognise any beneficiary, or the beneficiary, of the trust as having an interest in the share or shares concerned;
(c)
the Company shall not be concerned with the trust in any way, as to the identity or powers of the trustees, the validity, purposes or terms of the trust, the question of whether anything done in relation to the shares may amount to a breach of trust or otherwise; and

(d)
the holder shall keep the Company fully indemnified against any liability or expense which may be incurred or suffered as a direct or indirect consequence of the Company entering notice of the trust in the Register of Members or on a share certificate and continuing to recognise the holder as having an absolute right to the entirety of the share or shares concerned.

12.	TRANSFER OF REGISTERED SHARES
12.1.	An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares
PropertyGuru Group Limited (the “Company”)
FOR VALUE RECEIVED……………….. [amount], I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address], [number] shares of the Company.
DATED this [date]
Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

12.2.
Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

12.3.
The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

12.4.
The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

12.5.
The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

13.	TRANSMISSION OF REGISTERED SHARES
13.1.
In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of Section 39 of the Act, for the purpose of this Article, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

13.2.
Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

PropertyGuru Group Limited (the “Company”)

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]
Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

13.3.
On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

13.4.
Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL
14.	POWER TO ALTER CAPITAL
14.1.	Subject to the Act, the Company may from time to time by ordinary resolution alter the conditions of its Memorandum of Association to:
(a)
increase its capital by such sum divided into shares of such amounts as the resolution shall prescribe or, if the Company has shares without par value, increase its share capital by such number of shares without nominal or par value, or increase the aggregate consideration for which its shares may be issued, as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
(c)	convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;
(d)	subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum of Association; or
(e)	cancel shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without par value, diminish the number of shares into which its capital is divided.
14.2.
All new shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

14.3.	For the avoidance of doubt it is declared that paragraph 15.1(b), (c) and (d) do not apply if at any time the shares of the Company have no par value.
14.4.	Subject to the Act, the Company may from time to time by Special Resolution reduce its share capital.
15.	VARIATION OF RIGHTS ATTACHING TO SHARES
If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied be without the consent of the holders of the issued shares of that class where such variation is considered by the Board not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. For the avoidance of doubt, the Board reserves the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
DIVIDENDS AND CAPITALISATION
16.	DIVIDENDS
16.1.
The Board may, subject to these Articles and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company).

16.2.
Where the Board determines that a dividend shall be paid wholly or partly by the distribution of specific assets, the Board may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Board may fix the value of such specific assets and vest any such specific assets in trustees on such terms as the Board thinks fit.

16.3.
Dividends may be declared and paid out of profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Board determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

16.4.	No unpaid dividend shall bear interest as against the Company.
16.5.	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.
16.6.
The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.7.
The Board may fix any date as the record date for determining the Members entitled to receive any dividend or other distribution, but, unless so fixed, the record date shall be the date of the Directors' resolution declaring same.

17.	POWER TO SET ASIDE PROFITS
17.1.	The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose. Pending application, such sums may be employed in the business of the Company or invested, and need not be kept separate from other assets of the Company. The Board may also, without placing the same to reserve, carry forward any profit which it decides not to distribute.
17.2.
Subject to any direction from the Company in general meeting, the Board may on behalf of the Company exercise all the powers and options conferred on the Company by the Act in regard to the Company's share premium account.

18.	METHOD OF PAYMENT
18.1.
Any dividend, interest, or other monies payable in cash in respect of the shares may be paid to such person and in such manner (including, without limitation, cheque, draft, electronic transfer etc.) as the Member may in writing direct.

18.2.
In the case of joint holders of shares, any dividend, interest or other monies payable in cash in respect of shares may be paid to such person and in such manner (including, without limitation, cheque, draft, electronic transfer etc.) as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

18.3.	The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company on account of calls or otherwise.
19.	CAPITALISATION
19.1.
The Board may capitalise any amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Members.

19.2.
The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS
20.	ANNUAL GENERAL MEETINGS
The Company may in each year hold a general meeting as its annual general meeting. The annual general meeting of the Company may be held at such time and place as the Chairman of the Company (if there is one) (the “Chairman”) or any two Directors or any Director and the Secretary or the Board shall appoint.
21.	EXTRAORDINARY GENERAL MEETINGS
21.1.	General meetings other than annual general meetings shall be called extraordinary general meetings.
21.2.	The Chairman or any two Directors or any Director and the Secretary or the Board may convene an extraordinary general meeting whenever in their judgment such a meeting is necessary.
22.	REQUISITIONED GENERAL MEETINGS
22.1.
The Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene an extraordinary general meeting. To be effective the requisition shall state the objects of the meeting, shall be in writing, signed by the requisitionists, and shall be deposited at the registered office. The requisition may consist of several documents in like form each signed by one or more requisitionists.

22.2.
If the Board does not, within twenty-one days from the date of the requisition, duly proceed to call an extraordinary general meeting, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene an extraordinary general meeting; but any meeting so called shall not be held more than ninety days after the requisition. An extraordinary general meeting called by requisitionists shall be called in the same manner, as nearly as possible, as that in which general meetings are to be called by the Board.

23.	NOTICE
23.1.
At least five days' notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held and if different, the record date for determining Members entitled to attend and vote at the general meeting, and, as far as practicable, the other business to be conducted at the meeting.

23.2.
At least five days' notice of an extraordinary general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

23.3.
The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting of the Company but, unless so fixed, as regards the entitlement to receive notice of a meeting or notice of any other matter, the record date shall be the date of despatch of the notice and, as regards the entitlement to vote at a meeting, and any adjournment thereof, the record date shall be the date of the original meeting.

23.4.
A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Articles, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) in the case of an extraordinary general meeting, by seventy-five percent of the Members entitled to attend and vote thereat.

23.5.
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

24.	GIVING NOTICE AND ACCESS
24.1.	A notice may be given by the Company to a Member:
(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or
(b)
by sending it by post to such Member's address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)
by sending it by courier to such Member's address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)
by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)
by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website), such notification being given by any of the methods set out in paragraphs (a) through (d) hereof, in which case the notice shall be deemed to have been served at the time when the instructions for access and the posting on the website are complete.

24.2.
Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

24.3.
In proving service under paragraphs 25.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

25.	POSTPONEMENT OF GENERAL MEETING
The Board may postpone any general meeting called in accordance with these Articles provided that notice of postponement is given to the Members before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with these Articles.
26.	ELECTRONIC PARTICIPATION IN MEETINGS
Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.
27.	QUORUM AT GENERAL MEETINGS
27.1.
At any general meeting two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

27.2.
If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Board may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Articles.

28.	CHAIRMAN TO PRESIDE
Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman at all meetings of the Members at which such person is present. In his absence, a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.
29.	VOTING ON RESOLUTIONS
29.1.
Subject to the Act and these Articles, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Articles and in the case of an equality of votes the resolution shall fail.

29.2.	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.
29.3.
At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Articles, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

29.4.
At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

29.5.
At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Articles, be conclusive evidence of that fact.

30.	POWER TO DEMAND A VOTE ON A POLL
30.1.
Notwithstanding the foregoing, a poll may be demanded by the chairman of the meeting or at least one Member holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings.

30.2.
Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

30.3.
A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

30.4.
Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose and the result of the poll shall be declared by the chairman of the meeting.

31.	VOTING BY JOINT HOLDERS OF SHARES
In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
32.	INSTRUMENT OF PROXY
32.1.	An instrument appointing a proxy shall be in writing or transmitted by electronic mail in substantially the following form or such other form as the chairman of the meeting shall accept:

Proxy

PropertyGuru Group Limited (the “Company”)

I/We, [insert names here], being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here].

Signed this [date]

Member(s)

32.2.
The instrument of proxy shall be signed or, in the case of a transmission by electronic mail, electronically signed in a manner acceptable to the chairman of the meeting, by the appointor or by the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its seal or signed or, in the case of a transmission by electronic mail, electronically signed in a manner acceptable to the chairman of the meeting, by a duly authorised officer or attorney.
32.3.	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.
32.4.	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.
33.	REPRESENTATION OF CORPORATE MEMBER
33.1.
A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

33.2.
Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

34.	ADJOURNMENT OF GENERAL MEETING
The chairman of a general meeting may, with the consent of the Members at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat, in accordance with these Articles.
35.	WRITTEN RESOLUTIONS
35.1.
Subject to these Articles, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may be done without a meeting by written resolution in accordance with this Article.

35.2.
A written resolution is passed when it is signed by (or in the case of a Member that is a corporation, on behalf of) all the Members, or all the Members of the relevant class thereof, entitled to vote thereon and may be signed in as many counterparts as may be necessary.

35.3.
A resolution in writing made in accordance with this Article is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Article to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

35.4.	A resolution in writing made in accordance with this Article shall constitute minutes for the purposes of the Act.
35.5.
For the purposes of this Article, the date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member to sign and any reference in any Article to the date of passing of a resolution is, in relation to a resolution made in accordance with this Article, a reference to such date.

36.	DIRECTORS ATTENDANCE AT GENERAL MEETINGS
The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.
DIRECTORS AND OFFICERS
37.	ELECTION OF DIRECTORS
37.1.
The Directors shall be elected or appointed in writing in the first place by the subscribers to the Memorandum of Association or by a majority of them. There shall be no shareholding qualification for Directors unless prescribed by Special Resolution.

37.2.
The Board may from time to time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, subject to any upper limit on the number of Directors prescribed pursuant to these Articles.

37.3.	The Company may from time to time by ordinary resolution appoint any person to be a Director.
38.	NUMBER OF DIRECTORS
The Board shall consist of not less than one Director or such number in excess thereof as the Board may determine.
39.	TERM OF OFFICE OF DIRECTORS
An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period; but no such term shall be implied in the absence of express provision.
40.	ALTERNATE DIRECTORS
40.1.	At any general meeting, the Members may elect a person or persons to act as a Director in the alternative to any one or more Directors or may authorise the Board to appoint such Alternate Directors.
40.2.	Unless the Members otherwise resolve, any Director may appoint a person or persons to act as a Director in the alternative to himself by notice deposited with the Secretary.
40.3.
Any person elected or appointed pursuant to this Article shall have all the rights and powers of the Director or Directors for whom such person is elected or appointed in the alternative, provided that such person shall not be counted more than once in determining whether or not a quorum is present.

40.4.
An Alternate Director shall be entitled to receive notice of all Board meetings and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

40.5.	An Alternate Director's office shall terminate -
(a)	in the case of an alternate elected by the Members:
(i)
on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to the Director for whom he was elected to act, would result in the termination of that Director; or

(ii)
if the Director for whom he was elected in the alternative ceases for any reason to be a Director, provided that the alternate removed in these circumstances may be re-appointed by the Board as an alternate to the person appointed to fill the vacancy; and

(b)	in the case of an alternate appointed by a Director:
(i)	on the occurrence in relation to the Alternate Director of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor's directorship; or
(ii)	when the Alternate Director's appointor revokes the appointment by notice to the Company in writing specifying when the appointment is to terminate; or
(iii)	if the Alternate Director's appointor ceases for any reason to be a Director.
40.6.	If an Alternate Director is himself a Director or attends a Board meeting as the Alternate Director of more than one Director, his voting rights shall be cumulative.
40.7.
Unless the Board determines otherwise, an Alternate Director may also represent his appointor at meetings of any committee of the Board on which his appointor serves; and the provisions of this Article shall apply equally to such committee meetings as to Board meetings.

40.8.
Save as provided in these Articles an Alternate Director shall not, as such, have any power to act as a Director or to represent his appointor and shall not be deemed to be a Director for the purposes of these Articles.

41.	REMOVAL OF DIRECTORS
The Company may from time to time by ordinary resolution remove any Director from office, whether or not appointing another in his stead.
42.	VACANCY IN THE OFFICE OF DIRECTOR
The office of Director shall be vacated if the Director:
(a)	is removed from office pursuant to these Articles;
(b)	dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally;
(c)	is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands, or dies; or
(d)	resigns his office by notice to the Company.
43.	REMUNERATION OF DIRECTORS
The remuneration (if any) of the Directors shall, subject to any direction that may be given by the Company in general meeting, be determined by the Board as it may from time to time determine and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from Board meetings, any committee appointed by the Board, general meetings, or in connection with the business of the Company or their duties as Directors generally.
44.	DEFECT IN APPOINTMENT
All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.
45.	DIRECTORS TO MANAGE BUSINESS
The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting subject, nevertheless, to these Articles and the provisions of the Act.
46.	POWERS OF THE BOARD OF DIRECTORS
The Board may:
(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;
(b)
exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

(c)
appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)
appoint a person to act as manager of the Company's day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)
by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;
(g)
delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board and every such committee shall conform to such directions as the Board shall impose on them. Subject to any directions or regulations made by the Board for this purpose, the meetings and proceedings of any such committee shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Board, including provisions for written resolutions;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;
(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;
(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and
(k)
authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

47.	REGISTER OF DIRECTORS AND OFFICERS
The Board shall keep and maintain a Register of Directors and Officers in accordance with the Act.
48.	OFFICERS
The Officers shall consist of a Secretary and such additional Officers as the Board may determine all of whom shall be deemed to be Officers for the purposes of these Articles.
49.	APPOINTMENT OF OFFICERS
The Secretary (and additional Officers, if any) shall be appointed by the Board from time to time.
50.	DUTIES OF OFFICERS
The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.
51.	REMUNERATION OF OFFICERS
The Officers shall receive such remuneration as the Board may determine.
52.	CONFLICTS OF INTEREST
52.1.
Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director's firm, partner or company to act as Auditor to the Company.

52.2.	A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an “Interested Director”) shall declare the nature of such interest.
52.3.	An Interested Director who has complied with the requirements of the foregoing Article may:
(a)	vote in respect of such contract or proposed contract; and/or
(b)	be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on, and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.
53.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS
53.1.
Every Director, Secretary and other Officer (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the personal representatives of the same, and every one of them (whether for the time being or formerly) (each an “Indemnified Party”) shall be indemnified and secured harmless out of the assets and funds of the Company from and against all actions, proceedings, costs, charges, losses, damages, liabilities and expenses incurred or sustained by such Indemnified Party, other than by reason of such Indemnified Party's own fraud or dishonesty as determined by a court of competent jurisdiction, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Party in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

53.2.	No Indemnified Party shall be liable (and an Indemnified Party shall be indemnified by the Company as described in Article 53.1 if any person holds such Indemnified Party liable):
(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or
(b)	for any loss on account of defect of title to any property of the Company; or
(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or
(d)	for any loss incurred through any bank, broker or other similar Person; or
(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Party's part; or
(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Party's office or in relation thereto;

unless the same shall happen through such Indemnified Party's own dishonesty or fraud as determined by a court of competent jurisdiction.
53.3.
Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Indemnified Party on account of any action taken by such Indemnified Party, or the failure of such Indemnified Party to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty, as determined by a court of competent jurisdiction, in relation to the Company which may attach to such Indemnified Party.

53.4.
The Company may purchase and maintain insurance for the benefit of any Director or Officer (whether for the time being or formerly) against any liability incurred by him in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

MEETINGS OF THE BOARD OF DIRECTORS
54.	BOARD MEETINGS
The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.
55.	NOTICE OF BOARD MEETINGS
A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.
56.	ELECTRONIC PARTICIPATION IN MEETINGS
Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.
57.	REPRESENTATION OF DIRECTOR
57.1.
A Director which is a corporation may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Director, and that Director shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

57.2.
Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at Board meetings on behalf of a corporation which is a Director.

57.3.
A Director who is not present at a Board meeting, and whose Alternate Director (if any) is not present at the meeting, may be represented at the meeting by a proxy duly appointed, in which event the presence and vote of the proxy shall be deemed to be that of the Director. All the provisions of these Articles regulating the appointment of proxies by Members shall apply equally to the appointment of proxies by Directors.

58.	QUORUM AT BOARD MEETINGS
The quorum necessary for the transaction of business at a Board meeting shall be two Directors, provided that if there is only one Director for the time being in office the quorum shall be one.
59.	BOARD TO CONTINUE IN THE EVENT OF VACANCY
The Board may act notwithstanding any vacancy in its number.
60.	CHAIRMAN TO PRESIDE
Unless otherwise agreed by a majority of the Directors attending, the Chairman, if there be one, shall act as chairman at all Board meetings at which such person is present. In his absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.
61.	WRITTEN RESOLUTIONS
61.1.	Anything which may be done by resolution of the Directors may, without a meeting and without any previous notice being required, be done by written resolution in accordance with this Article.
61.2.	A written resolution may be signed by (or in the case of a Director that is a corporation, on behalf of) all the Directors in as many counterparts as may be necessary.

61.3.
A written resolution made in accordance with this Article is as valid as if it had been passed by the Directors in a directors' meeting, and any reference in any Article to a meeting at which a resolution is passed or to Directors voting in favour of a resolution shall be construed accordingly.

61.4.	A resolution in writing made in accordance with this Article shall constitute minutes for the purposes of the Act.
61.5.
For the purposes of this Article, the date of the resolution is the date when the resolution is signed by (or in the case of a Director that is a corporation, on behalf of) the last Director to sign and any reference in any Article to the date of passing of a resolution is, in relation to a resolution made in accordance with this Article, a reference to such date.

62.	VALIDITY OF PRIOR ACTS OF THE BOARD
No regulation or alteration to these Articles made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.
CORPORATE RECORDS
63.	MINUTES
The Board shall cause minutes to be duly entered in books provided for the purpose:
(a)	of all elections and appointments of Officers;
(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and
(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, meetings of managers and meetings of committees appointed by the Board.
64.	REGISTER OF MORTGAGES AND CHARGES
64.1.	The Board shall cause to be kept the Register of Mortgages and Charges required by the Act.
64.2.
The Register of Mortgages and Charges shall be open to inspection in accordance with the Act, at the registered office of the Company on every business day in the Cayman Islands, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each such business day be allowed for inspection.

65.	FORM AND USE OF SEAL
65.1.
The Company may adopt a seal, which shall bear the name of the Company in legible characters, and which may, at the discretion of the Board, be followed with or preceded by its dual foreign name or translated name (if any), in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Cayman and, if the Board thinks fit, a duplicate Seal may bear on its face the name of the country, territory, district or place where it is to be issued.

65.2.
The Seal (if any) shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf and, until otherwise determined by the Board, the Seal shall be affixed in the presence of a Director or the Secretary or an assistant secretary or some other person authorised for this purpose by the Board or the committee of the Board.

65.3.
Notwithstanding the foregoing, the Seal (if any) may without further authority be affixed by way of authentication to any document required to be filed with the Registrar of Companies in the Cayman Islands, and may be so affixed by any Director, Secretary or assistant secretary of the Company or any other person or institution having authority to file the document as aforesaid.

ACCOUNTS
66.	BOOKS OF ACCOUNT
66.1.	The Board shall cause to be kept proper books of account including, where applicable, material underlying documentation including contracts and invoices, and with respect to:-
(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;
(b)	all sales and purchases of goods by the Company; and
(c)	all assets and liabilities of the Company.
66.2.
Such books of account shall be kept and proper books of account shall not be deemed to be kept with respect to the matters aforesaid if there are not kept, at such place as the Board thinks fit, such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

66.3.	Such books of account shall be retained for a minimum period of five years from the date on which they are prepared.
66.4.
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or authorised by the Directors or by the Company in general meeting.

67.	FINANCIAL YEAR END
The financial year end of the Company shall be 31st December in each year but, subject to any direction of the Company in general meeting, the Board may from time to time prescribe some other period to be the financial year, provided that the Board may not without the sanction of an ordinary resolution prescribe or allow any financial year longer than eighteen months.
AUDITS
68.	AUDIT
Nothing in these Articles shall be construed as making it obligatory to appoint Auditors.
69.	APPOINTMENT OF AUDITORS
69.1.	The Company may in general meeting appoint Auditors to hold office for such period as the Members may determine.
69.2.
Whenever there are no Auditors appointed as aforesaid the Board may appoint Auditors to hold office for such period as the Board may determine or earlier removal from office by the Company in general meeting.

69.3.	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.
70.	REMUNERATION OF AUDITORS
70.1.	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting.
70.2.	The remuneration of an Auditor appointed by the Board in accordance with these Articles shall be fixed by the Board.
71.	DUTIES OF AUDITOR
The Auditor shall make a report to the Members on the accounts examined by him and on every set of financial statements laid before the Company in general meeting, or circulated to Members, pursuant to this Article during the Auditor's tenure of office.

72.	ACCESS TO RECORDS
72.1.
The Auditor shall at all reasonable times have access to the Company's books, accounts and vouchers and shall be entitled to require from the Company's Directors and Officers such information and explanations as the Auditor thinks necessary for the performance of the Auditor's duties and, if the Auditor fails to obtain all the information and explanations which, to the best of his knowledge and belief, are necessary for the purposes of their audit, he shall state that fact in his report to the Members.

72.2.
The Auditor shall be entitled to attend any general meeting at which any financial statements which have been examined or reported on by him are to be laid before the Company and to make any statement or explanation he may desire with respect to the financial statements.

VOLUNTARY WINDING-UP AND DISSOLUTION
73.	WINDING-UP
73.1.	The Company may be voluntarily wound-up by a Special Resolution.
73.2.
If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION
74.	CHANGES TO ARTICLES
74.1.	Subject to Article 74.2 below, the Act and to the conditions contained in its Memorandum of Association, the Company may, by Special Resolution, alter or add to its Articles.
74.2.
Article 53 above may not to be amended, repealed or otherwise modified in any manner that would materially and adversely affect the rights thereunder of any current and former Director, Officer or employee of the Company or any of its subsidiaries or any individual who serves or served at the request of the Company or any of its subsidiaries as a representative of another Person.

75.	CHANGES TO THE MEMORANDUM OF ASSOCIATION
Subject to the Act and these Articles, the Company may from time to time by Special Resolution alter its Memorandum of Association with respect to any objects, powers or other matters specified therein.
76.	DISCONTINUANCE
The Board may exercise all the powers of the Company to transfer by way of continuation the Company to a named country or jurisdiction outside the Cayman Islands pursuant to the Act.
77.	MERGERS AND CONSOLIDATIONS
The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Act) upon such terms as the Board may determine and (to the extent required by the Act) with the approval of a Special Resolution.

Annex C

August 16, 2024
Special Committee of the Board of Directors
PropertyGuru Group Limited
Paya Lebar Quarter, 1 Paya Lebar Link
#12-01/04, Singapore 408533
Members of the Special Committee:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value $0.0001 per share (“Company Common Stock”), of PropertyGuru Group Limited (the “Company”), other than the holders of Company Common Stock that are or will be party to the Voting and Support Agreements (as defined below) (collectively, “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Hedychium Group Limited (the “Acquiror”), Hedychium Limited, a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), and the Company. As more fully described in the Merger Agreement, Acquisition Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock will be converted, subject to certain exceptions, into the right to receive $6.70 in cash (the “Consideration”).
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by or on behalf of the Company or the Special Committee of the Board of Directors, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed information regarding the capitalization of the Company furnished to us by the Company; (iv) conducted discussions with members of the senior management and representatives of the Company and the Special Committee of the Board of Directors concerning the information described in clauses (i) through (iii) of this paragraph, as well as the business and prospects of the Company generally; (v) reviewed the reported prices and trading activity for Company Common Stock; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) considered the results of efforts by or on behalf of the Company, including by us at the direction of the Special Committee of the Board of Directors, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (ix) reviewed (a) a draft labeled “Execution Version” of the Merger Agreement and (b) a draft labeled “Final Form” of the form of Voting and Support Agreements (the “Voting Agreements”, and, together with the Merger Agreement, the “Agreements”) to be entered into by and among the Company, the shareholders of the Company party thereto and the Acquiror; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our analysis and opinion, we have relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal.
399 Park Avenue | 4th Floor | New York, NY 10022
Moelis & Company LLC doing business as Moelis

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreements or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In rendering this opinion, we have assumed that the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreements are accurate and correct, and that the parties to the Agreements will comply with all the material terms of the Agreements. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror or the Transaction.
We have acted as your financial advisor in connection with the Transaction and are entitled to fees for our services, certain of which are payable upon the consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, the Acquiror, and their respective affiliates. In the past three years prior to the date hereof, we have acted as financial advisor to EQT AB (publ) and/or its affiliates (collectively, “EQT”) in connection with the following completed assignments: (a) an initial public offering, and (b) a sellside transaction. We are currently acting for EQT in (i) a pending sellside transaction and (ii) a pending buyside transaction that are each unrelated to the Transaction. In the past two years prior to the date hereof, we have acted as financial advisor to: (i) TPG Inc. and/or its affiliates (collectively, “TPG”) in connection with the following completed assignments: (a) a financial analysis unrelated to the Company or the Transaction, and (b) three buyside transactions; and (ii) KKR & Co. Inc. and/or its affiliates (collectively, “KKR”) in connection with the following completed assignments: (a) an investment transaction, (b) general strategic advice unrelated to the Company or the Transaction, (c) two sellside transactions, (d) a restructuring, (e) a capital raise (for which Moelis acted as a joint bookrunner), and (f) a buyside transaction. We are currently acting for (i) TPG in (a) a pending sellside transaction and (b) three pending buyside transactions, all of which are unrelated to the Transaction; and (ii) KKR in (a) a general strategic advisory capacity unrelated to the Company or the Transaction and (b) a pending restructuring (which is an advisory assignment for a creditors group of which KKR is a member), (c) four pending sellside transactions and (d) three pending buyside transactions, all of which are unrelated to the Transaction. In the future, we may provide investment banking services to the Acquiror, the Company and their respective affiliates, and would expect to receive compensation for such services.
This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than Excluded Holders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

Annex D
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT, dated as of August 16, 2024 (this “Agreement”), is being entered into by and among PropertyGuru Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”), the shareholders listed on the signature page(s) hereto (together with any subsequent shareholders or transferees who become “Shareholders” pursuant to Section 3 below, collectively, the “Shareholders” and each, individually, a “Shareholder”), and Hedychium Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Hedychium Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, are entering into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, as of the date hereof, each Shareholder is the record or beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the number of ordinary shares, par value $0.0001 per share, of the Company (“Company Shares”), set forth opposite such Shareholder’s name on Schedule A hereto (all such Company Shares, together with any additional Company Shares in respect of which such Shareholder may become the record or beneficial owner, whether on the exercise of options or warrants, conversion of convertible securities or otherwise, from and after the date hereof until the Expiration Time (as defined below), the “Subject Shares”); and
WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by each Shareholder thereunder, and the expenses and efforts to be undertaken by the Company and Parent to consummate the Transactions, the Company, Parent and each Shareholder have agreed to enter into this Agreement and abide by the covenants and obligations set forth herein in order for each Shareholder to, among other things, provide certain assurances to Parent regarding the manner in which each Shareholder is bound hereunder to vote the Subject Shares during the Term (as defined below) with respect to the Merger Agreement, the Merger and the other Transactions.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree, severally and not jointly, as follows:
1. Voting of Shares. Each Shareholder hereby irrevocably and unconditionally agrees that during the period commencing on the date of this Agreement and continuing until the Expiration Time (such period, the “Term”), at any meeting of the Company Shareholders, however called, including any adjournment or postponement of each of the foregoing, and in connection with any written resolution and/or consent of the shareholders of the Company, in each case in respect of the matters described in Section 1(b) below, such Shareholder shall (solely in its capacity as the record holder or beneficial owner of Subject Shares), in each case to the fullest extent that the Subject Shares are entitled to vote or consent thereon:
(a) appear (in person or by proxy) at each such meeting or otherwise cause all of the Subject Shares that such Shareholder is entitled to vote to be counted as present thereat for purposes of calculating a quorum, and respond to each request by the Company for written consent; and
(b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a validly executed written resolution and/or consent covering, all of the Subject Shares: (i) in favor of the authorization and approval of (A) the Merger Agreement, (B) the consummation of the Merger and the other Transactions (including any ancillary agreements contemplated by the Merger Agreement), and (C) any amendments to the Company’s memorandum and articles of association (the “Existing Organizational Documents”) approved by the Board of Directors of the Company that are required to consummate the Transactions; (ii) without limiting the foregoing clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of the Company Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Company Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against: (1) any action or proposal in favor of any Takeover Proposal; (2) any action, proposal, transaction or agreement that would reasonably be expected to result in any of the conditions to the Merger not being fulfilled or not being capable of being fulfilled or a breach of a covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement; (3) any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede or interfere with, delay, discourage, or adversely affect in any material respect the consummation of the Merger; or (4) other than as contemplated by the Merger Agreement, the authorization and approval of any change in (x) the present capitalization of the Company or any amendment of Existing Organizational Documents or (y) the Company’s corporate structure or business, including but not limited to the relative rights of the Company Shares in a manner that would reasonably expected to be adverse to Parent.
For purposes of the preceding clauses (a) and (b) only, the term Subject Shares shall include any Company Shares for which such Shareholder has been granted power of attorney pursuant to the exercise of such Shareholder’s drag-along rights under Clause 5 of the Shareholders’ Agreement relating to the Company, dated as of March 17, 2022 (as amended from time to time, the “SHA”), in accordance with Section 10 hereto.
Except as expressly set forth in Sections 1(a) and 1(b), each Shareholder shall retain at all times the right to vote the Subject Shares in its sole discretion and without any other limitation other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company Shareholders, and each Shareholder shall not be restricted from voting in favor of or against, or abstaining, with respect to any other matter presented to the Company Shareholders. Notwithstanding the foregoing, nothing in this Agreement shall require any Shareholder to vote in favor of, or otherwise act by written consent in respect of, any Adverse Amendment (as defined below).
2. No Inconsistent Agreements. Each Shareholder hereby represents and warrants, and covenants and agrees that, except for this Agreement and the SHA, such Shareholder (a) has not entered into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares and has not deposited any of the Subject Shares in any voting trust, (b) at any time during the Term, shall not, and will not permit any Affiliate to, enter into any voting agreement, voting trust or similar agreement or understanding with respect to any of the Subject Shares, or deposit any Subject Shares into a voting trust, unless specifically requested to do so by Parent and the Company in connection with the Merger Agreement, the ancillary agreements contemplated thereby and any of the Transactions, (c) has not granted, and shall not grant at any time during the Term, a proxy, consent or power of attorney in any manner inconsistent with Section 1 of this Agreement with respect to any of the Subject Shares, (d) has not given, and shall not give at any time during the Term, any voting instructions or authorities in any manner inconsistent with Section 1 of this Agreement with respect to any of the Subject Shares and (e) has not taken, and shall not take at any time during the Term, any action that would reasonably be expected to constitute a breach hereof or have the effect of preventing such Shareholder from performing any of its obligations under this Agreement. Each Shareholder agrees that, from and after the date hereof through the end of the Term, such Shareholder shall oppose and not consent or agree to any proposed amendment or supplement to the SHA that has not been expressly recommended in advance in writing by the Special Committee.
3. Transfer of Subject Shares; Additional Shares.
(a) Except as provided hereunder, each Shareholder hereby agrees, during the Term, not to, directly or indirectly, Transfer (as defined below), or enter into any Contract, option, put, call or other agreement, arrangement or understanding with respect to the Transfer of, any of the Subject Shares or any interest therein; provided, that nothing herein shall prohibit a Transfer of Subject Shares to an Affiliate of such Shareholder or a Transfer pursuant to any trust or will of such Shareholder or by the Laws of intestate succession (a “Permitted Transfer”); provided, further, that a Permitted Transfer shall be permitted only if, as a precondition to such Transfer, (i) the transferee (including any and all transferees and subsequent transferees of the initial transferee) (each, a “Transferee”) agrees in writing to be bound by each of the terms of, and to assume all of the obligations of such Shareholder under, this Agreement and the SHA by executing and delivering to Parent a joinder agreement in form and substance reasonably acceptable to

Parent to this Agreement and the SHA and (ii) the Permitted Transfer complies with all other applicable requirements under the SHA. On the execution and delivery of a joinder agreement by such Transferee, such Transferee shall be deemed to be a party hereto as if such Transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Shareholder. Any Transfer or attempted Transfer of any Subject Shares in violation of this Agreement or the SHA shall be null and void ab initio.
(b) If any involuntary Transfer of any Subject Shares shall occur, the Transferee shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.
(c) For purposes of this Agreement, “Transfer” means any direct or indirect transfer, sale, tender, exchange, assignment, pledge, conveyance of any record or beneficial ownership interest in, encumbrance, hypothecation, grant of a security interest in, gift, distribution or other disposal of all or any portion of the Subject Shares, by operation of law or otherwise, including any swap, derivative or other similar transaction that hedges or transfers the economic consequences of ownership of the applicable portion of the Subject Shares.
(d) At all times during the period commencing with the execution and delivery of this Agreement and continuing until termination hereof, each Shareholder shall promptly notify Parent and the Company of the number and type of any additional Company Shares or other Company Securities that such Shareholder purchases, acquires the right to vote, or otherwise acquires beneficial ownership of, all of which Company Shares shall constitute Subject Shares hereunder as if they were beneficially owned by such Shareholder as of the date of this Agreement, and promptly deliver to Parent and the Company an updated Schedule A including such additional Subject Shares.
4. Notification; Further Assurances; Disclosure. Each Shareholder shall notify Parent and the Company promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional Company Shares by such Shareholder after the date hereof (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Company Shares by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction), all of which shall be considered Subject Shares, and shall be subject to the terms of this Agreement as though owned by such acquiring Shareholder on the date hereof. From time to time and without additional consideration, each Shareholder shall use reasonable best efforts to execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further actions, as Parent may reasonably request which is required or advisable for the purpose of carrying out the provisions of this Agreement. Each Shareholder agrees to provide Parent, the Company and their respective Representatives information within its possession regarding such Shareholder or their Affiliates (to the extent legally required) or the Subject Shares that is reasonably requested by Parent, the Company or their respective Representatives for inclusion in or as otherwise may be required, as applicable, for the preparation of the (a) the Proxy Statement and/or (b) or filings (or draft filings) or submissions under the applicable Regulatory Laws pursuant to Section 5.03 of the Merger Agreement (the “Regulatory Filings”), in the case of each of (a) and (b), in a reasonably prompt manner to enable Parent and/or the Company to comply with its applicable obligations under Sections 5.13 and 5.04 of the Merger Agreement; provided that with respect to the Proxy Statement (i) each Shareholder and its counsel shall be first provided with a reasonable opportunity to review drafts of the Proxy Statement prior to the Proxy Statement being filed with the SEC and the Company and Parent shall consider in good faith all comments thereto proposed by the Shareholders, their respective outside counsel and other Representatives and (ii) that any disclosure or reference relating to any Shareholder (or its Affiliates) in the Proxy Statement by the Company or Parent shall require prior written consent by such Shareholder (which consent shall not be unreasonably withheld, delayed or conditioned); provided further that with respect to the Regulatory Filings, each Shareholder and its counsel shall be entitled to request an opportunity to review any disclosures related to the Shareholders included in the drafts of the Regulatory Filings prior to such Regulatory Filings being filed with or submitted to the applicable Governmental Authorities and the Company and Parent shall consider in good faith all comments proposed by each Shareholders to the disclosures specific to such Shareholder in the Regulatory Filings. Without limiting the foregoing, each Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any public filing made in connection with the Merger Agreement, the Merger and the other Transactions or in connection with this Agreement and in any other announcement or disclosure required by applicable Law, such Shareholder’s identity and ownership of the Subject Shares and the nature of such Shareholder’s obligations under this Agreement, authorizes Parent to include this Agreement as an exhibit to any filing required to be made by Parent with the SEC in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, and authorizes the Company to include this Agreement as an exhibit to any filing required to be made by the Company with the SEC in connection with the Merger Agreement and the Transactions, provided in each case that each Shareholder and its counsel shall be first provided with a reasonable opportunity to review drafts of the filings prior to such filing being made with the SEC and the Company and Parent shall consider in good faith all comments thereto proposed by the Shareholders, their respective outside counsel and other Representatives; and provided further that any disclosure or reference relating to any Shareholder (or its Affiliates) in the foregoing documents by the Company or Parent shall require prior written consent by such Shareholder (which consent shall not be unreasonably withheld, delayed or conditioned).
5. Representations and Warranties.
(a) Each Shareholder on its own behalf hereby represents and warrants to Parent, severally and not jointly, with respect to such Shareholder as follows:
(i) Organization; Good Standing. Such Shareholder that is a corporation or other legal entity is duly incorporated, validly existing and in good standing (to the extent such concept is applicable in such Shareholder’s jurisdiction of incorporation) under the Laws of its jurisdiction of incorporation.
(ii) Authority. Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Shareholder, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. No proceedings or authorizations on the part of such Shareholder (or its governing body, general partner, board of directors, partners or other equityholders, as applicable) that have not been completed or obtained are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.
(iii) No Conflicts. The execution and delivery of this Agreement by such Shareholder, the performance by such Shareholder of its obligations hereunder, and the consummation by it of the transactions contemplated by this Agreement (A) does not conflict with or violate any provision of the certificate of incorporation, bylaws, or other comparable charter or organizational documents, as applicable, of such Shareholder; (B) does not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or the loss of any benefit, under, any Contract to which such Shareholder is a party; and (C) does not violate or conflict with any Law or Judgment applicable to such Shareholder, in each case of clause (B) or (C), which has, or would reasonably be expected to have, the effect of preventing, impeding or materially delaying performance by such Shareholder of its obligations under this Agreement.
(iv) Consents and Approvals. Except for the applicable requirements of the Exchange Act and any other United States federal or state securities Law, the execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require any consent, authorization or approval of, or filing or registration with, any Governmental Authority.
(v) Ownership. Such Shareholder is the record or beneficial owner of and has good and marketable title to, the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, free and clear of all Liens, other than those created by this Agreement and the SHA or restrictions on transfer of general applicability arising under applicable securities Laws. Other than the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, such Shareholder does not own, of record or beneficially, any Company Shares or warrants, convertible securities or other rights to acquire Company Shares (except that such Shareholder may be deemed to beneficially own Subject Shares owned by other Shareholders). Such Shareholder has full voting power (or the power to effect the full voting power) with respect to all such Shareholder’s Subject Shares, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of such Shareholder’s Subject Shares. None of such Shareholder’s Subject Shares are, and at no time during the Term will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such Company Shares other than this Agreement and the SHA.
(vi) Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance on such Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Shareholder contained herein. Such Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of their own choosing. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other Transactions.
(vii) No Fees. Except for J.P. Morgan Securities Asia Private Limited, there are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by such Shareholder (or Parent) pursuant to arrangements made by such Shareholder.
(viii) Compliance with SHA. Except as would not reasonably be expected to prevent or materially delay the consummation of the Merger, such Shareholder, as of the date hereof, is in compliance in all material respects with the terms of the SHA; and all written communications, as of the date hereof, among such Shareholder and other shareholders of the Company (other than TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P. and Epsilon Asia Holdings II Pte. Ltd.) relating to actions taken in relation to the SHA in connection with or to facilitate the Merger have been provided to Parent or its Representatives.
(ix) No Actions. As of the date hereof, there is no Action pending against such Shareholder or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its Affiliates, or any Judgment to which such Shareholder or any of its Affiliates is subject, that in either case questions the record or beneficial ownership of such Shareholder’s Subject Shares or the validity of this Agreement or that would reasonably be expected to prevent, impede or materially delay performance by such Shareholder of its obligations hereunder or the consummation of the transactions contemplated by this Agreement.
(b) Parent hereby represents and warrants as follows:
(i) Organization; Good Standing. Parent is a legal entity duly incorporated, validly existing and in good standing (to the extent such concept is applicable in Parent’s jurisdiction of incorporation) under the Laws of its jurisdiction of incorporation.
(ii) Authority. Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Parent and, assuming due authorization, execution and delivery by the Shareholders, constitutes a legal, valid and binding obligation of Parent enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. No proceedings or authorizations on the part of Parent (or its board of directors or equityholders) that have not been completed or obtained are necessary to authorize or adopt this Agreement or to consummate the transactions contemplated by this Agreement.
(iii) No Conflicts. The execution and delivery of this Agreement by Parent, the performance by Parent of its obligations hereunder, and the consummation by it of the transactions contemplated by this Agreement (A) does not conflict with or violate any provision of the certificate of incorporation, bylaws, or other comparable charter or organizational documents of Parent; (B) does not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or the loss of any benefit, under, any Contract to which Parent is a party; and (C) does not violate or conflict with any Law or Judgment applicable to Parent, in each case of clause (B) or (C), which has, or would reasonably be expected to have, the effect of preventing, impeding or materially delaying performance by Parent of its obligations under this Agreement.

(iv) Consents and Approvals. Except for the applicable requirements of the Exchange Act and any other United States federal or state securities Law, the execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, require any consent, authorization or approval of, or filing or registration with, any Governmental Authority.
6. Shareholder Capacity. During the Term, no Person executing this Agreement who is or becomes a director or officer, or any other similar function or capacity, of the Company (or a subsidiary of the Company) shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer, or any other similar function or capacity. Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as the record holder or beneficial owner of Subject Shares and (a) nothing herein shall limit or affect any actions taken (or any failures to act) by a Shareholder in such Shareholder’s capacity as a director or officer, or any other similar function or capacity, of the Company (or a subsidiary of the Company), and (b) no action taken in good faith by such Shareholder in its capacity as a director or officer of the Company (or a subsidiary of the Company) shall be deemed to constitute a breach of this Agreement.
7. No Exercise of Appraisal Rights. Each Shareholder irrevocably and unconditionally forever waives and agrees not to exercise or assert any appraisal rights or dissenters’ rights in respect of such Shareholder’s Subject Shares that may arise in connection with the Merger (including, without limitation, any rights under Section 238 of the CICA). Effective upon the Effective Time, each Shareholder hereby irrevocably and unconditionally releases and forever discharges, Parent, the Company, and each of their respective past, present, and future Subsidiaries, successors and assigns and any of their respective officers, directors, managers, equityholders, employees, agents, counsel, consultants, advisors or other representative authorized to represent or act on behalf of such Person (the “Released Parties”), from any and all claims, charges, complaints, causes of action, damages, Contracts and liabilities of any kind or nature whatsoever (the “Released Claims”), whether known or unknown, absolute or contingent, matured or unmatured and whether at law or in equity, arising from conduct occurring at or prior to the Effective Time, including any Released Claims relating to or arising out of such Shareholder’s ownership of Subject Shares. Notwithstanding the foregoing, nothing contained in this Section 7 shall operate to release any obligations of the Released Parties with respect to, or obligate any Shareholder to refrain from making, claims or commencing any proceedings: (i) arising under, or in connection with, this Agreement or Section 5.06 of the Merger Agreement; (ii) with respect to any matters related to such Shareholder’s service as an officer or director of the Company or any of its Subsidiaries or (iii) under the insurance policies contemplated by Section 5.06 of the Merger Agreement. Notwithstanding Section 12, in the event the Merger is consummated, this Section 7 shall survive the consummation of the Merger indefinitely.
8. Shareholder Litigation. Each Shareholder agrees not to commence, participate in, or knowingly facilitate, assist or encourage, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, that may be brought against the Company, Parent, Merger Sub, or any of their respective Affiliates, Representatives, successors and assigns relating to the negotiation, approval, execution or delivery of this Agreement, the Merger Agreement, the Merger or the consummation of the transactions contemplated hereby and thereby (including, for the avoidance of doubt, any claims alleging a breach of fiduciary duty by the Board of Directors of the Company (including the Special Committee) or breaches of any federal, state or foreign securities law in connection with any of the foregoing and any claim seeking to enjoin or delay the consummation of the Merger); provided that this Section 8 shall not be deemed a waiver of any rights of such Shareholder or its Affiliates for any breach of this Agreement or the Merger Agreement by Parent or the Company. Notwithstanding Section 12, in the event the Merger is consummated, this Section 8 shall survive the consummation of the Merger indefinitely.
9. No Solicitation. During the Term, each Shareholder, shall and shall cause each of its Affiliates and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (in each case, acting in their capacity as such to such Shareholder) (a) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, promptly request the return or destruction of all confidential information furnished by such Shareholder or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date of this Agreement and immediately shut off all access of any Person to any electronic data room maintained by such Shareholder with respect to a possible Takeover Proposal (in each case, other than Parent and its

Representatives) and (b) not to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 9), or furnish to any other Person any non-public information, or afford access to the business, properties, assets, books, records or personnel, of such Shareholder, in connection with, or for the purpose of encouraging, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, and (c) not enter into any Company Acquisition Agreement. Each Shareholder shall promptly advise the Company and Parent of any proposals, offers, inquiries or requests that constitute, or could reasonably be expected to lead to, a Takeover Proposal and the material terms and conditions of any such proposal, offer, inquiry or request (including the name of the Person or group making such proposal, offer, inquiry or request). Notwithstanding anything to the contrary provided in this Agreement, each Shareholder and any of its Affiliates and Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with a Takeover Proposal in the event that the Company is permitted to take the actions set forth in Section 5.02(b) of the Merger Agreement with respect to such Takeover Proposal.
10. Drag-Along Right. Promptly following a written request by Parent (and subject to agreement by each Shareholder and the Company, each acting reasonably), each Shareholder shall, and shall cause its respective Representatives to, use reasonable best efforts to (i) cause the Merger to be approved as a Drag Sale, whereby the Drag-Along Shareholders shall be required, pursuant to Section 5.3 of the SHA, to Transfer all of their Company Shares pursuant to the Merger, and to execute, acknowledge and deliver all consents, assignments, waivers and other documents and/or agreements, appear at any meeting of the shareholders of the Company (and at any adjournment or postponement thereof) for purposes of establishing a quorum and vote or cause to be voted its Company Shares in person or by proxy, and perform such action as necessary, in each case, to give effect to the Merger, and (ii) provide any Drag-Along Shareholders with a Drag Notice with respect to the Merger pursuant to Section 5.3.2 of the SHA; provided that each Shareholder shall have the right (subject to the prior agreement by Parent in writing, acting reasonably) to take any of the foregoing actions. Upon approval of the Merger as a Drag Sale, all Company Shares held by the Drag-Along Shareholders shall be deemed to be “Subject Shares” hereunder. For purposes of this Section 10 only, the terms “Drag Sale”, “Drag-Along Shareholders”, “Transfer” and “Drag Notice” shall have the meanings giving to such terms in the SHA.
11. No Ownership Interest. Except as expressly set forth herein, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares, and all rights, ownership and economic benefits relating to the Subject Shares shall remain vested in and belong to each such Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority with respect to any Shareholder in the voting of any Subject Shares except as specifically provided herein and in the Merger Agreement. The parties hereto acknowledge and agree that the arrangements contemplated by this Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act or any other similar provision of applicable law).
12. Termination.
(a) Subject to Section 12(b)(ii) herein, this Agreement shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the delivery of written notice of termination by a Shareholder to Parent following an Adverse Amendment (as defined below) made without the consent of such Shareholder and (iv) with respect to any Shareholder, the mutual written agreement of such Shareholder, Parent and the Company to terminate this Agreement (such time, the “Expiration Time”). “Adverse Amendment” means an amendment or modification to the Merger Agreement in the form as it exists as of the time of the execution and delivery of this Agreement in a manner that decreases the amount or changes the form of consideration to be paid to the holders of Company Shares in the Merger.

(b) On termination of this Agreement, no party shall have any further obligations or liabilities hereunder; provided, that (i) no such termination shall relieve any party from liability for fraud or knowing and intentional breach of this Agreement prior to termination and (ii) the provisions of Section 5(a)(viii), Section 7, Section 8, this Section 12 and Sections 13 through 22 shall survive any termination of this Agreement in accordance with their terms.
13. Specific Performance. Each Shareholder agrees that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if such Shareholder fails to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. Each Shareholder acknowledges and agrees that (a) Parent shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 14 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, Parent would not have entered into this Agreement or the Merger Agreement. Each Shareholder agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that Parent otherwise has an adequate remedy at law. Each Shareholder acknowledges and agrees that Parent, if seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13, shall not be required to provide any bond or other security in connection with any such order or injunction.
14. Governing Law; Jurisdiction.
(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.
(b) All Actions arising out of or relating to this Agreement or the transactions contemplated by this Agreement, whether in Law or in equity, whether in Contract or tort or otherwise, shall be heard and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan (or, if that court does not have jurisdiction, the Chancery Court of the State of Delaware or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) (such courts, the “Chosen Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Chosen Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Chosen Courts, (iii) agree to not contest the jurisdiction of the Chosen Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 14(b) shall not constitute general consents to service of process in the State of New York (or, if applicable, the State of Delaware) and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each of the Shareholders confirms that it has appointed, and hereby appoints, [•], for purposes of service of process for claims under or related to this Agreement. Parent confirms that it has appointed, and hereby appoints, Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware 19808, for purposes of service of process for claims under this Agreement. Each party hereto agrees that service of process on such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 18 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
15. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY ACTION OR CONTROVERSY THAT MAY, DIRECTLY OR INDIRECTLY, RELATE TO OR ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND

THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 15.
16. Amendment or Supplement; Extension of Time, Waiver, Etc.
(a) Subject to compliance with applicable Law and subject to the other provisions of this Agreement, at any time prior to the Expiration Time, this Agreement may be amended or supplemented in any and all respects by the written agreement of the parties hereto.
(b) At any time prior to the Expiration Time, any party or parties hereto may, subject to applicable Law and except as otherwise set forth herein, (i) waive any inaccuracies in the representations and warranties of made to such party or parties hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable or (iii) waive compliance with any of the agreements contained herein applicable to such party or parties hereto. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
17. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may assign all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding on, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 17 shall be null and void.
18. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received; provided, that the recipient shall use reasonable best efforts to confirm receipt promptly on request) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the applicable party at the following street or email address(es):

(a) If to Parent, addressed to it at:

c/p EQT Partners Asia Pte. Limited
10 Collyer Quay #10-01
Ocean Financial Centre
Singapore 049315
Attention: Kirti Ram Hariharan
Email: [*****]

with a copy to (for information purposes only):

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Ariel Deckelbaum; Suni Sreepada
E-mail: ariel.deckelbaum@ropesgray.com; suni.sreepada@ropesgray.com

(b) If to the Company, addressed to it at:

PropertyGuru Group Limited
No.12-01/04, Paya Lebar Quarter 1 Paya Lebar Link
Singapore 408533
Attn: Joe Dische
Email: [*****]

with copies (for information purposes only) to each of:

Freshfields Bruckhaus Deringer US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Attn: Ethan A. Klingsberg; Steven Y. Li
Email: ethan.klingsberg@freshfields.com; steven.li@freshfields.com

and

Freshfields Bruckhaus Deringer LLP
Akasaka Biz Tower 36F
5-3-1 Akasaka Minato-ku
Tokyo 107-6336 Japan
Attn: Noah Carr
Email: noah.carr@freshfields.com

(c) If to [•], addressed to it at:

[•]
[•]
[•]
Attn: [•]
Email: [•]

with a copy to (for information purposes only):

Latham & Watkins LLP
9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Attn: Sharon Lau
Email: sharon.lau@lw.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
19. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.
20. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Merger Agreement, including the Company Disclosure Letter, together with the Equity Commitment Letter, the Guarantee and the Confidentiality Agreement, constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer on any Person other than the parties hereto any rights or remedies hereunder.
21. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.
22. Interpretation and Construction.
(a) The rules of interpretation set forth in Section 8.14(a) of the Merger Agreement shall apply to this Agreement, mutatis mutandis.
(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
(c) In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change affecting the Subject Shares, the terms of this Agreement shall apply to the resulting shares.
23. No Prohibited Claims. Each Shareholder agrees not to take any action constituting a “Prohibited Claim” as described in clause (a) of Section 2 of the Equity Commitment Letter other than, for the avoidance of doubt, Non-Prohibited Claim.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARENT

HEDYCHIUM GROUP LIMITED

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SHAREHOLDERS:

[SHAREHOLDER]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

COMPANY

PROPERTYGURU GROUP LIMITED

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Schedule A

Shareholder	Number of Ordinary Shares

Annex E
COMPANIES ACT (REVISED) OF THE CAYMAN ISLANDS - SECTION 238
238.	Rights of dissenters
(1)	A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
(2)	A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.
(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.
(4)
Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)
A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating-

(a)	that person’s name and address;
(b)	the number and classes of shares in respect of which that person dissents; and
(c)	a demand for payment of the fair value of that person’s shares.
(6)	A member who dissents shall do so in respect of all shares that that person holds in the constituent company.
(7)
Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8)
Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9)
If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and
(b)
the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)
A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)
At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)
Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

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(13)
The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.
(16)
The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

E-2

Annex F

YOUR VOTE IS IMPORTANT. PLEASE SUBMIT YOUR VOTING INSTRUCTIONS TODAY. 2024

Submit your voting instructions by Internet - QUICK ▯▯▯ EASY IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

PROPERTYGURU GROUP LIMITED

Your voting instruction authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Voting instructions submitted electronically over the Internet must be received by 11:59 p.m., New York City Time, on October 8, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to lodge your proxy. Have your proxy card available when you access the above website. Follow the prompts to submit your voting instructions.

Vote at the Meeting –
If you plan to attend the virtual online meeting, you will need your 12 digit control number to vote electronically at the meeting.
To attend:
https://www.cstproxy.com/propertyguru/2024

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Votes submitted by mail must be received by 9:00 a.m., Eastern Time, on October 9, 2024.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU PLAN TO SUBMIT YOUR VOTING INSTRUCTION ELECTRONICALLY OR ATTEND AND VOTE AT THE VIRTUAL ONLINE MEETING.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

Please mark your votes like this X

Proposal No. 1 – The Merger Proposal FOR ☐ AGAINST ☐ ABSTAIN ☐

RESOLVED, as a special resolution that:

Proposal No. 2 – The Adjournment Proposal FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature________________ **Signature, if held jointly**________________ **Date**________, **2024**

When Shares are held jointly, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

F-1

2024

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders of PropertyGuru Group Limited to be held on October 9, 2024

The notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/propertyguru/2024

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROPERTYGURU GROUP LIMITED

The undersigned hereby appoints Raymond John Ferguson (the "Proxy"), as proxy, with power to appoint a substitute, to represent and vote all of the ordinary shares of PropertyGuru Group Limited that the undersigned is entitled to vote (the "Shares") at the Extraordinary General Meeting of Shareholders of PropertyGuru Group Limited to be held on October 9, 2024 at 9:00 a.m., Eastern Time, or at any adjournments thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy's discretion on such other matters as may properly come before the Extraordinary General Meeting or any adjournment thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

F-2